[redacted]

1934 ACT FILE NO. 001-14714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F......X....... Form 40-F.......................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................... No.........X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................

Exhibit Index at page: 2
Total pages: 398

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date 11 April 2014

By ______________________

Name: Zhang Baocai

Title: Director and Company Secretary

兖州煤业股份有限公司

Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code : 1171

Annual Report 2013



Important Notice

The Board, Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the authenticity, accuracy and completeness of the information contained in the annual report and there are no any misrepresentations, misleading statements contained in or material omissions from the annual report for which they shall assume joint and several responsibility.

The 2013 Annual Report of Yanzhou Coal Mining Company Limited has been approved by the twentieth meeting of the fifth session of the Board. All eleven directors attended the meeting.

The twentieth meeting of the fifth session of the Board of the Company approved the 2013 profit distribution plan, which allowed the Company to distribute an aggregate cash dividends of RMB98.368 million (tax inclusive) to the Shareholders, representing a dividend of RMB0.02 per share (tax inclusive).

There was no appropriation of funds of the Company by the Controlling Shareholder or its subsidiaries for non-operational activities.

There were no guarantees granted to external parties by the Company without complying with the prescribed decision-making procedures.

Mr. Li Xiyong, Chairman of the Board, Mr. Wu Yuxiang, Chief Financial Officer, and Mr. Zhao Qingchun, Assistant General Manager and Head of Finance Management Department, hereby warrant the authenticity and completeness of the financial statements contained in this annual report.

The forward-looking statements contained in this annual report regarding the Company's future plans do not constitute any substantive commitment to investors and investors are reminded of the investment risks and to exercise caution in their investment.

Contents

005

Definition and Notice of Significant Risks

I. DEFINITION

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

"Yanzhou Coal", "Company" or "the Company"	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are traded on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;
"Group" or "the Group"	the Company and its subsidiaries;
"Yankuang Group" or "the Controlling Shareholder"	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with the PRC law in 1996, being the Controlling Shareholder of the Company directly and indirectly holding 56.52% of the total share capital of the Company as at the end of the reporting period;
"Yulin Neng Hua"	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million-tonne-capacity methanol project in Shaanxi province;
"Heze Neng Hua"	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;
"Shanxi Neng Hua"	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;
"Tianchi Energy"	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

"Tianhao Chemicals"	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of 0.1 million tones methanol project in Shanxi province.
"Hua Ju Energy"	Shandong Hua Ju Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;
"Ordos Neng Hua"	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and coal chemical projects of the Company in the Inner Mongolia Autonomous Region;
"Haosheng Company"	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos in the Inner Mongolia Autonomous Region;
"Yancoal Australia"	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are traded on the Australian Securities Exchange;
"Austar Company"	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal producing, processing, washing and distributing;
"Yancoal Resources"	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

"Gloucester"	Gloucester Coal Limited, a limited company incorporated under the laws of Australia, which completed the merger with Yancoal Australia in June 2012 and became a wholly-owned subsidiary of Yancoal Australia;
"Yancoal International"	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;
"Railway Assets"	the railway assets specifically used for coal transportation for the Company, which are located in Jining City, Shandong Province;
"H Shares"	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Hong Kong Stock Exchange;
"A Shares"	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Shanghai Stock Exchange;
"ADSs"	American depositary shares, each representing ownership of 10 H Shares, which are traded on New York Stock Exchange;
"PRC"	the People's Republic of China;
"CASs" or "ASBEs"	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;
"IFRS"	International Financial Reporting Standards;
"CSRC"	China Securities Regulatory Commission;
"Hong Kong Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Shanghai Stock Exchange"	the Shanghai Stock Exchange;
"Articles"	the Articles of Association of the Company;
"Shareholders"	the shareholders of the Company;
"Directors"	the directors of the Company;
"Board"	the board of directors of the Company;
"Supervisors"	the supervisors of the Company;
"RMB"	Renminbi, the lawful currency of the PRC, unless otherwise specified;
"AUD"	Australian dollars, the lawful currency of Australia; and
"USD"	the United States dollars, the lawful currency of the United States.

II. NOTICE OF SIGNIFICANT RISKS

Major risks faced by the Group and the impact and measures thereof have been disclosed in the annual report. For detailed information, please refer to "Chapter 4 Board of Directors' Report". Investors should pay attention to these.

Chapter 01

Group Profile and General Information

I GROUP PROFILE

With headquarter located in Shandong Province, the PRC, the Group possesses coal resources and refined coal chemical projects in Shandong Province, Shaanxi Province, Shanxi Province, the Inner Mongolia Autonomous Region and Australia, and potash resources in Canada. Yanzhou Coal is a globalized integrated mining company with coal, coal chemicals, power generation business and potash resources.

The Group is the sole Chinese coal company with its shares concurrently traded on four stock exchanges domestically and abroad. As at the end of the reporting period, the total issued shares of the Company were 4.9184 billion shares.

In 2013, the sales volume of salable coal and methanol reached 104 million tonnes and 0.6 million tonnes respectively, realizing a net income attributable to the equity holders of the Company of RMB777.4 million (calculated in accordance with the IFRS).

PRINCIPAL BUSINESS

- Mining, washing and processing and sales of coal. We primarily produce semi-hard coking coal, semi-soft coking coal, PCI and thermal coal. Our customers are mainly located in Eastern China, Southern China, Northern China and other countries such as Japan, South Korea and Australia;
- Coal chemicals. We now mainly focus on the production and sale of methanol; and
- Power generation.

STOCK ISSUANCE

The Company was successfully listed in New York, Hong Kong and Shanghai with an initial listing of 850 million H Shares (including 2.76 million of ADSs (one ADS was equivalent to 50 H Shares in the initial listing)) and 80 million A Shares in 1998.

The Company issued 100 million additional A Shares and 170 million additional H Shares in 2001.

The Company issued 204 million new H Shares in 2004.

BONDS ISSUANCE

The Company issued corporate bonds amounting to USD1 billion and RMB5 billion respectively in 2012.

In 2013, the Company issued RMB1 billion debt financing notes through private placement and RMB5 billion short-term financing notes.

ASSETS ACQUISITION AND ESTABLISHMENT OF SUBSIDIARIES

- In 1998, the Company acquired Jining II Coal Mine;
- In 2001, the Company acquired Jining III Coal Mine;
- In 2002, the Company acquired the Railway Assets;
- In 2004, the Company established Yulin Neng Hua; established Yancoal Australia; and acquired Austar Coal Mine;
- In 2005, the Company acquired Heze Neng Hua;
- In 2006, the Company acquired Shanxi Neng Hua;
- In 2009, the Company acquired Hua Ju Energy; established Ordos Neng Hua; and acquired Yancoal Resources.
- In 2010, the Company acquired Haosheng Company;
- In 2011, the Company acquired Anyuan Coal Mine; acquired mining rights of Zhuan Longwan Coal Mine Zone; established Yancoal International; acquired Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd. in Australia; acquired Potash Exploration Permits in Canada; acquired Inner Mongolia Xintai Coal Mining Company Limited; and acquired Wesfarmers Premier Coal Limited in Australia;
- In 2012, Yancoal Australia successfully completed the merger with Gloucester and listed on the Australian Securities Exchange; the Company established Shandong Coal Trading Centre Company Limited.
- In 2013, the Company established Shandong Yanmei Rizhao Port Storage and Blending Company Limited.

MAJOR AWARDS IN 2013

- Awarded "2012 Top 100 Jinniu Award for PRC Listed Companies" by China Securities Journal
- Awarded "Excellent Board of Directors Award-2013 Gold Round Table Award for the Board of Directors among PRC Listed Companies" by Board of Directors Magazine
- Selected as "2013 Platts Top 250 Global Energy Companies Rankings"
- Selected as "2012 Top 100 Hong Kong listed Companies in terms of Comprehensive Strength" jointly organized by Finet Group, Tencent Holdings Limited (QQ.com) and Hong Kong Economic Journal.

Enclosed diagram: Production and Operation Structure of the Group


Yanzhou Coal Mining Company Limited
Wholly-owned coal mines and operation branches
Wholly-owned subsidiaries
Controlled subsidiaries
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Jidong Property Service Centre
Yanzhou Coal Shanxi Neng Hua Co. Ltd.
Yanzhou Coal Yulin Neng Hua Co. Ltd.
Yanzhou Coal Ordos Neng Hua Co. Ltd.
Yancoal International (Holding) Co. Ltd.
Yanmei Heze Neng Hua Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shandong Yanmei Shipping Co., Ltd.
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Coal Trading Centre Co., Ltd.
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.
Yancoal Australia Limited



Shanxi Heshun Tianchi Energy Co.,Ltd.
Tianchi coal mine
0.6 million- tonnes-capacity methanol project
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Co.,Ltd.
Wenyu coal mine
0.6 million-tonnes-capacity methanol project (under construction)
Ying Panhao coal mine (under construction)
Zhuan Longwan coal mine (under construction)
Yancoal International Trading Co.,Ltd.
Yancoal International Technology Development Co.,Ltd.
Yancoal Internatioanl Resources Development Co.,Ltd.
Yancoal Luxembourg Energy Holding Co.,Ltd.
Yancoal Canada Resources Holding Co., Ltd.
Yancoal Energy Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Yancoal International (Sydney) Pty Ltd.
Zhaolou coal mine
Wanfu coal mine (under construction)
Austar coal mine
Yarrabee coal mine
Shilawusu coal mine (under construction)
Ashton coal mine
Moolarben coal mine
Austar Coal Mine Pty Limited
Gloucester mines
Gloucester Coal Limited
Middlemount coal mine
Donaldson coal mine

II GENERAL INFORMATION OF THE GROUP

(I)	Statutory Chinese Name:	兖州煤业股份有限公司
	Abbreviation of Chinese Name:	兖州煤业
	Statutory English Name:	Yanzhou Coal Mining Company Limited
(II)	Legal Representative:	Li Xiyong
(III)	Authorized Representatives of the Hong Kong Stock Exchange:	Wu Yuxiang, Zhang Baocai
	Secretary to the Board/Company Secretary:	Zhang Baocai
	Address:	Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, PRC Tel: (86 537) 5382319 Fax: (86 537) 5383311
	E-mail Address:	yzc@yanzhoucoal.com.cn
	Representative of Shanghai Stock Exchange:	Jin Qingbin
	Address:	Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, PRC Tel: (86 537) 5382319 Fax: (86 537) 5383311
	E-mail Address:	yanzhoucoal@163.com
(IV)	Registered Address:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC
	Office Address:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC
	Postal Code:	273500
	Official Website:	http://www.yanzhoucoal.com.cn
	E-mail Address:	yzc@yanzhoucoal.com.cn
(V)	Newspapers for information disclosure in PRC:	China Securities Journal, Shanghai Securities News
	Website designated by the CSRC for publishing A shares annual report:	http://www.sse.com.cn
	Websites designated to publish annual report overseas:	http://www.hkexnews.hk http://www.sec.gov
	The above annual reports are available at:	Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

(VI) Place of Listing, Stock Abbreviation, Stock Code

A Shares	Place of listing: The Shanghai Stock Exchange Stock Code: 600188 Stock Abbreviation: Yanzhou Mei Ye
H Shares	Place of listing: The Stock Exchange of Hong Kong Limited Stock Code: 1171
ADRs	Place of listing: The New York Stock Exchange, Inc. Ticker Symbol: YZC

(VII) For details of initial business registration, please refer to Group Profile in the annual report 1998.

Date of current business registration:	11 September 2013
Current address of registration:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Registration number of Corporation Business License of the Enterprise Legal Person:	370000400001016
Tax Registration Certificate Number:	Jiguoshuizi 370883166122374
Organization Code:	16612237-4

(VIII) Certified Public Accountants (Domestic)

Name :	Shine Wing Certified Public Accountants (special general partnership)
Office Address:	9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing, PRC
Certified Public Accountants:	Liu Jingwei (劉景偉) Ji Sheng (季晟)

Certified Public Accountants (International)

Name:	Grant Thornton Hong Kong Limited
Office Address:	12th Floor, 28 Hennessy Road, Wanchi, Hong Kong
Certified Public Accountants:	Lin Ching Yee Daniel (林敬義)
Name:	Grant Thornton (special general partnership)
Office Address:	5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, China

(IX)	Domestic Legal Advisor:	King & Wood Mallesons, PRC Lawyers, Beijing
	Office Address:	20th Floor, East Tower, World Financial Center, 1 East 3rd Ring Middle Road, Chaoyang District, Beijing, PRC
	Hong Kong and US Legal Advisor:	Baker & McKenzie
	Office Address:	14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong
(X)	Shanghai Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Address:	3rd Floor China Insurance Tower, 166 Lujiazui East Road, Pudong, Shanghai, PRC
	Hong Kong Share Registrar:	Hong Kong Registrars Limited
	Address:	Room 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong
	Depositary Bank of ADSs:	The Bank of New York Mellon
	Address:	BNY Mellon Shareowner Services (P.O. BOX 30170 College Station, TX 77842-3170)
(XI)	Principal Bankers:	
	Name:	Industrial and Commercial Bank of China Limited, Zoucheng Branch Tie Xi Office
	Address:	489 Fushan South Road, Zoucheng City, Shandong Province, PRC
	Name:	China Construction Bank Limited, Yanzhou Coal Mining District Branch
	Address:	546 Fushan South Road, Zoucheng City, Shandong Province, PRC
	Name:	Bank of China Limited Zoucheng Branch
	Address:	51 Taiping East Road, Zoucheng City, Shandong Province, PRC
(XII)	Address in Hong Kong:	Rooms 2008-12, 20/F the Center, 99 Queen's Road Central, Hong Kong
	Contact Person:	Law Nga Ting
	Tel:	(852) 2136 6185
	Fax:	(852) 3170 6606

016

Business Highlights

I. REVIEW OF OPERATIONS

	Unit	2013	2012	Increase/ Decrease	Percentage of increase and decrease (%)
1. **Coal business**					
Raw coal production	kilotonne	**73,800**	67,812	5,988	8.83
Salable coal production	kilotonne	**66,995**	61,937	5,058	8.17
Salable coal sales volume	kilotonne	**103,995**	93,007	10,988	11.81
2. **Railway transportation business**					
Transportation volume	kilotonne	**18,250**	17,519	731	4.17
3. **Coal chemicals business**					
Methanol production	kilotonne	**609**	572	37	6.47
Methanol sales volume	kilotonne	**599**	574	25	4.36
4. **Power generation business**					
Power generation	10,000kWh	**123,442**	115,519	7,923	6.86
Power output dispatch	10,000kWh	**87,910**	85,640	2,270	2.65
5. **Heat business**					
Heat generation	10,000steam tonnes	**132**	144	-12	-8.33
Heat sales volume	10,000steam tonnes	**5**	23	-18	-78.26

Note: With effect from this annual report, the disclosed sales volume of saleable coal of the Group has been adjusted to include external saleable coal only, as compared to previous data where the sum of sales volume of both internal and external saleable coal is calculated. Investors should pay attention to this.

II. FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights were prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2009 to 2013.

(I) Operating Results

(RMB'000)

	Year ended 31 December						
	2013	2012		2011		2010	2009
		After adjustment (restatement)	Before adjustment	After adjustment (restatement)	Before adjustment		
Sales income	**56,401,826**	58,146,184	58,146,184	47,065,840	47,065,840	33,944,252	20,677,138
Gross profit	**10,687,780**	12,625,835	12,813,283	18,524,349	18,785,790	15,057,631	9,130,357
Interest expenses	**(1,765,777)**	(1,448,679)	(1,448,679)	(839,305)	(839,305)	(603,343)	(45,115)
Income before tax	**(580,268)**	6,070,376	6,346,182	12,259,545	12,520,986	12,477,335	5,685,806
Net income attributable to equity holders of the Company	**777,368**	6,065,570	6,218,969	8,745,092	8,928,102	9,281,386	4,117,322
Earnings per share	**RMB0.16**	RMB1.23	RMB 1.26	RMB1.78	RMB 1.82	RMB 1.89	RMB 0.84
Dividend per share [note]	**RMB0.02**	RMB 0.36	RMB 0.36	RMB 0.57	RMB 0.57	RMB 0.59	RMB 0.25

Note: Dividend per share for the year 2013 represents the dividend proposed.

The impact of exchange gains or losses on net income attributable to equity holders of the Company:

(RMB'000)

	2013	2012	Percentage of increase and decrease (%)
The exchange gains or losses	**-1,686,001**	714,166	-336.08
The impact of exchange gains or losses on net income	**-1,387,433**	407,118	-440.79

(II) Assets and Liabilities

(RMB'000)

	2013	2012 After adjustment (restatement)	2012 Before adjustment	2011 After adjustment (restatement)	2011 Before adjustment	2010	2009
	31 December						
Net current assets	2,708,424	1,210,802	1,659,691	(4,551,806)	(4,290,365)	14,147,492	9,590,547
Net value of property, machinery and equipment	41,896,508	39,503,103	39,503,103	31,273,824	31,273,824	19,874,615	18,877,134
Total assets	127,458,189	122,165,076	122,702,323	96,890,150	97,151,591	72,755,864	62,432,591
Total borrowings	55,375,011	40,996,382	40,996,382	34,457,820	34,457,820	23,015,758	22,509,841
Equity attributable to equity holders of the Company	40,378,678	45,530,034	45,826,356	42,451,480	42,634,490	37,331,886	29,151,807
Net asset value per share	RMB8.21	RMB9.26	RMB9.32	RMB8.63	RMB 8.67	RMB7.59	RMB5.93
Return on net assets (%)	1.93	13.32	13.57	20.60	20.94	24.86	14.12

(III) Summary Statement of Cash Flows

(RMB'000)

	Year ended 31 December 2013	2012	2011	2010	2009
Net cash from operating activities	(2,201,058)	6,503,610	17,977,276	5,399,804	6,520,131
Net increase (decrease) in cash and cash equivalents	(2,418,509)	4,461,375	1,807,278	(1,845,074)	180,934
Net cash flow per share from operating activities	RMB(0.45)	RMB 1.32	RMB 3.66	RMB 1.10	RMB 1.33

Notes:

1. In 2013, the Group consolidated financial statements of Haosheng Company and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.; since 2012, the Group has consolidated the financial statements of Shandong Coal Trading Centre Co., Ltd; since 2011, the Group has consolidated the financial statements of Yancoal International.

2. This annual report does not contain a separate analysis of companies such as Shandong Yanmei Shipping Co., Ltd., Shandong Coal Trading Centre Co., Ltd. etc., whose operating results and assets did not have any material impact on the Group.

3. Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the "Overburden in Advance in the Production of an open cut", the Group is required to account for the figures of overburden in advance from January 1, 2013 onwards and make retrospective adjustments on the relevant figures in the financial statement of previous years.

Chapter 03

Chairman's Statement



Mr. Li Xiyong *Chairman*

2013 was the most unusual year to the Group since our establishment. The first historical loss was recorded in the first half of 2013 and caused widespread concerns in both domestic and global markets. Hit by a grim situation with enormous challenges ahead, the Group reacted proactively to tackle the situation through implementing a series of operation management measures to increase sales volume and production efficiency, adjust costs of sales, enhance cost efficiency, improve quality and achieve benefits. The Group turned losses into profits in the second half of 2013, and maintained sustainable development in our overall business. The board of directors had thus proven its ability in handling complex situations.

During the reporting period, we recorded raw coal production of 73.80 million tonnes, and methanol sales volume of 0.61 million tonnes. We achieved a total revenue of RMB56.4018 billion. Our net income attributable to the shareholders of the Company amounted to RMB777.4 million due to the negative impact arising from the drop in coal prices and in exchange rate of Australian dollars, the provision for asset impairment and other unfavorable factors.

The Board proposed to declare a cash dividend at an aggregate sum of RMB98.368 million (tax inclusive), being RMB0.02 per share (tax inclusive) for the year 2013, in accordance with the Company's policy to make dividend distribution on a continuous basis.

The Group built up production volume internally and expanded externally to achieve continuous growth in coal production. The production structure of coal mines was carefully organized and such systems had been optimized in our mines in the Shandong province to realize stable growth in production and efficiency. For coal mines in other provinces, the production volume was determined by anticipated sales; both production volumes and efficiency improved simultaneously. For coal mines located overseas, we fully utilized the production capacity of the mines with potentials and achieved continuous and gradual growth in production volume. The Group achieved sustainable growth in coal production. The raw coal production was increased by 3.59 million tonnes in the second half of 2013, compared with that of the first half year, paving the way for achieving profitability.

The marketing system of the Company became more stable through constantly adjusting to changing circumstances. Facing the adverse situation in the coal mine industry both within and outside of the region, the Company implemented flexible marketing strategies to optimize production and to strike a balance between production and sales. The Company launched a marketing strategy for cleaned coal in which quality of cleaned coal was be upgraded, resulting in an increase in production efficiency. A record-high annual cleaned coal sales volume of 21 million tonnes was recorded. Despite the adverse situation in the coal market, the trading of coal had achieved steady growth. The Group recorded a coal trading volume of 39.4 million tonnes, setting the foundation for the implementation of domestic and international integrated marketing strategy. Shandong Coal Trading Center Co., Ltd completed a test run of an on-line systems. Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., accomplished 6 million tonnes of coal trading volume in its first year of operation. The Company experienced new breakthroughs in the transaction methods and sales platforms of trading coal.

The Company strengthened control over operation and fortified costs and funding management to continuously improve its operational capabilities. To effectively curb the declining trend of profit, the Company insisted on utilizing effective measures to tap and develop potentials, improve quantity and enhance profitability, reduce costs and expenditures, optimize human resources allocation and other measures. To meet our funding requirements, the Company strengthened the cash flow controls and systems relating to production, purchasing, sales, inventory and other aspects. The Company optimized the domestic and foreign debt structure and tax planning system which reduced tax expenditures; the construction of key projects proceeded rapidly with prioritized allocation of resources.

With structured planning and co-ordination, the Group's overseas business had developed gradually. Yancoal Australian reduced its operating costs and improved operational efficiency through the implementation of LEAN operations management, change of business model in some coal mines and other measures. The Australian government had approved the removal of the conditions for lowering shares of equity holdings, creating a favorable external environment for the development of Yancoal Australia. Hedging was implemented against part of the loan in U.S. Dollars in order to minimize the impact of exchange rate fluctuations on operating results. The Canadian potash project was revealed as a world-class high quality potash resources.

In 2014, in view of a modest recovery in the world's economy, China will strengthen its economical restructuring and transform the way how the economy grows. The international energy consumption structure will expect to change. It is expected that the supply and demand of coal in both domestic and foreign markets will generally remain in a relaxed trend and coal price will fluctuate at a low level. Focusing on reforms structural adjustments and transformation methods the Group will optimize our industrial orientation and actively respond to the complex changes of the markets.

The Group's operation targets for the year 2014 are as follows: an aggregate coal sales target of 105 million tonnes, which comprises the headquarter's sales target of 35.85 million tonnes, Shanxi Neng Hua's sales target of 1.2 million tonnes, Heze Neng Hua's sales target of 3 million tonnes, Ordos Neng Hua's sales target of 7.7 million tonnes, Yancoal Australia's sales target of 15.3 million tonnes and Yancoal International's sales target of 6.2 million tonnes. The traded external coal is targeted as 36 million tonnes. The methanol sales target is 960 thousand tonnes.

To accomplish the above operation targets, the Group will focus on the following:

The Company will co-ordinate the structure of production, improve the production and efficiency of coal, and maximize the supports, agglomeration and regional production synergies of the 3 markets to ensure a well-organized production. Firstly, the Company will optimize and upgrade the production systems to adopt an organizational change in production and mining, achieving a stable production and ensured efficiency; secondly, the Company will create innovative ways to construct coal mines and optimize capital investment in mine construction, minimizing the time for set-up of coal mines and realizing increase of production volume and efficiency; lastly, the Company will adjust production processes and LEAN operations in order to utilize full production capacity of mines with potentials while reducing production of mines with Limited potentials, so as to achieve favourable productivity and enhanced efficiency.

The Company will make profit by implementing innovative marketing models, and ensuring efficiency in coal production. Firstly, the Company will accelerate the integration of marketing resources. The Company will exploit our business scale, geographic and brand advantages and strengthen our cooperation with key coal enterprises within Shandong Province, in order to boost our sales capacity. The Company will implement a uniform marketing and sales strategy domestically and internationally to achieve a global distribution plan for our products, complementation among different regions and strategic synergy. Secondly, the Company will ensure improvement of coal quality and make profit by accelerating the optimization and upgrading of coal washing system, and strengthening coal quality management and increasing input to new product development. Thirdly, the Company will constantly broaden marketing channels by researching for new types of coal transaction modes, and optimizing the use of internet, spot market and futures market trading platforms.

The Company will enhance our management and control to ensure steady development in our operation. Firstly, the Company will enhance our internal control systems and comprehensive risk control management and adopt a "zero tolerance policy" on safety accidents to create a good environment for development. Secondly, the Company will emphasize the control of comprehensive budget management, introducing activity-based cost management and balanced scorecard management technique to the Company when necessary. The Company will highlight benchmarking dynamic management and focus on the improvement in enterprise management tools and procedures. Thirdly, the Company will strictly control the construction process of the projects in progress and meticulously organize the preparations for the production of the projects to ensure the Zhaolou coal mine power plants of Heze Neng Hua, the 0.6 million tonnes methanol project of Ordos Neng Hua and the Zhuan Longwan coal mine go into production within 2014. The Company will accelerate the examination and approval on the mining right of open-pit mine southeast of Ashton coal mine and production capacity improvement in open-pit mine of Moolarben coal mine.

The Group will implement internal potential taping and efficiency improvement by improving and optimizing management means. By strengthening financial management and strictly implementing quota management in cost expenses, the Group will accomplish reduction in cost and consumption, and create values in the meantime. The Group will raise funds, research on financing methods in the finance leasing, operational leasing and long-term letters of credit, broaden financing sources, optimize and adjust liability composition to meet the financial demands of the Group. The Group will avoid risks in the currency exchanges by paying close attention to fluctuations of exchange rates in foreign exchange markets. The Group will adopt reasonable tax planning to achieve tax reduction. The Group will improve and optimize the mechanism in material supply and trading operation. The Group will reduce procurement costs by implementing joint purchasing and concentrated supply, actively developing materials trading business, and expanding channels of profit increasing and efficiency. The Group will achieve maximization of return on investment by adopting innovative capital operating modes, and timely introduction of the strategic investors in affiliated companies.

In 2014, facing complicated and severe economic conditions, the Group will create outstanding return for Shareholders by adopting innovative global visions and ideas to realize stable development of the Group.

On behalf of the Board
Li Xiyong
Chairman

Zoucheng, the PRC
21 March 2014

Board of Directors' Report



Mr. Yin Mingde *General Manager*

I. MANAGEMENT DISCUSSION AND ANALYSIS

(I) Operational Analysis by Industries, Products or Regions

1. Main business by industries

In 2013, the Group realized a sales income of RMB56.4018 billion, of which, sales income from coal business was RMB54.4448 billion, representing 96.5% of sales income of the Group.

	Sales income (RMB'000)	Cost of Sales (RMB'000)	Gross Profit (%)	Increase/ decrease in sales income (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit (percentage point)
1. Coal business	54,444,843	42,187,058	22.51	-3.12	0.96	Decreased 3.13
2. Railway transportation business	457,898	324,780	29.07	-1.33	-10.50	Increased 7.27
3. Coal chemicals business	1,155,742	850,788	26.39	3.38	-6.63	Increased 7.89
4. Power generation business	332,125	320,515	3.50	2.62	-3.11	Increased 5.71
5. Heat business	11,218	6,709	40.19	-71.90	-73.30	Increased 3.15

2. *The operation of business segments*

(1) **Coal Business**

1) Coal Production

In 2013, the Group produced 73.80 million tonnes of raw coal, representing an increase of 5.99 million tonnes or 8.8% as compared with that of last year. The salable coal production of the Group was 67 million tonnes in 2013, representing an increase of 5.06 million tonnes, or 8.2%, as compared with that of 2012. The increase of coal production was mainly due to the fact that the Group consolidated the coal production of Gloucester since July 2012, which led to the increase of coal production in Australia as compared with that of the corresponding period in 2012.

The following table sets out the coal production volume of the Group for the year 2013:

	2013 (kilotonne)	2012 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)
1. Raw coal production	**73,800**	67,812	5,988	8.83
1. The Company	**35,884**	34,291	1,593	4.65
2. Shanxi Neng Hua	**1,527**	1,358	169	12.44
3. Heze Neng Hua	**2,867**	2,700	167	6.19
4. Ordos Neng Hua	**6,323**	6,864	-541	-7.88
5. Yancoal Australia	**21,111**	19,323	1,788	9.25
6. Yancoal International	**6,088**	3,276	2,812	85.84
2. Salable coal production	**66,995**	61,937	5,058	8.17
1. The Company	**35,810**	34,222	1,588	4.64
2. Shanxi Neng Hua	**1,510**	1,341	169	12.60
3. Heze Neng Hua	**2,392**	2,375	17	0.72
4. Ordos Neng Hua	**6,319**	6,860	-541	-7.89
5. Yancoal Australia	**15,433**	14,196	1,237	8.71
6. Yancoal International	5,531	2,943	2,588	87.94

Note: According to the merger arrangement between Yancoal Australia and Gloucester, on 22 June 2012, the equity interests in Syntech Resources Pty Ltd. and Premier Coal Limited held by Yancoal Australia was transferred to Yancoal International, a wholly-owned subsidiary of the Company. After the above mentioned asset transfer, the coal production of Syntech Resources Pty Ltd. and Premier Coal Limited were included in Yancoal International, which were included in Yancoal Australia before this transfer.

2) Coal Prices and Marketing

The weak demand for coal in both the domestic and the overseas markets has led to the decrease of the average coal sales price of the Group as compared with that of last year.

In 2013, the Group externally transported coal of 65.65 million tonnes, representing an increase of 1.69 million tonnes or 2.6% as compared with that of 2012; The Group sold a total of 104 million tonnes of coal in 2013, representing an increase of 10.99 million tonnes or 11.8% as compared with that of 2012. The increase of coal sales volume is mainly due to the increase of sales volume of externally purchased coal and coal produced in Australia as compared with that of 2012.

In 2013, the Group realized a sales income of RMB54.4448 billion from the coal business, which represents a decrease of RMB1.7558 billion or 3.1% as compared with that of 2012.

The following table sets out the Group's coal sales and production by coal types for 2013:

		2013				2012			
		Coal production (kilotonne)	Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB'000)	Coal production (kilotonne)	Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB'000)
1.	The Company								
	No. 1 Clean Coal	359	315	764.73	240,904	363	385	918.01	353,044
	No. 2 Clean Coal	10,588	9,725	739.99	7,196,367	9,032	9,042	889.09	8,039,465
	No. 3 Clean Coal	1,943	1,926	591.03	1,138,582	2,183	2,540	719.94	1,829,062
	Domestic Sales	—	1,925	590.81	1,137,469	—	2,533	719.11	1,821,598
	Export	—	1	941.78	1,113	—	7	1,005.44	7,464
	Lump Coal	1,455	1,448	669.57	969,439	1,563	1,245	894.04	1,112,882
	Sub-total of Clean Coal	14,345	13,414	711.58	9,545,292	13,141	13,212	857.87	11,334,453
	Domestic Sales	—	13,413	711.56	9,544,179	—	13,205	857.79	11,326,989
	Export	—	1	941.78	1,113	—	7	1,005.44	7,464
	Screened Raw Coal	12,957	12,693	461.56	5,858,449	14,219	14,176	507.14	7,189,114
	Mixed Coal & Others	8,508	7,164	333.53	2,389,536	6,862	5,421	377.91	2,048,572
	Total for the Company	35,810	33,271	534.79	17,793,277	34,222	32,809	627.03	20,572,139
	Domestic Sales	-	33,270	534.78	17,792,164	—	32,802	626.95	20,564,675
2.	Shanxi Neng Hua	1,510	1,476	282.24	416,691	1,341	1,343	349.59	469,529
	Screened Raw Coal	1,510	1,476	282.24	416,691	1,341	1,343	349.59	469,529
3.	Heze Neng Hua	2,392	2,359	608.56	1,435,594	2,375	2,292	725.37	1,662,511
	No. 2 Clean Coal	1,390	1,293	848.85	1,097,518	1,210	1,183	1,043.33	1,234,364
	Mixed Coal and Others	1,002	1,066	317.13	338,076	1,165	1,109	386.12	428,147
4.	Ordos Neng Hua	6,319	6,345	188.36	1,195,139	6,860	6,827	237.23	1,619,667
	Screened Raw Coal	6,319	6,345	188.36	1,195,139	6,860	6,827	237.23	1,619,667
5.	Yancoal Australia	15,433	15,623	573.62	8,961,855	14,196	14,350	647.81	9,295,942
	Semi-hard coking coal	1,345	1,361	656.76	893,626	501	506	745.13	377,352
	Semi-soft coking coal	1,576	1,595	703.48	1,122,054	1,112	1,124	932.37	1,048,103
	PCI coal	3,234	3,274	704.03	2,304,939	2,034	2,056	932.80	1,917,568
	Thermal coal	9,278	9,393	494.07	4,641,236	10,549	10,663	558.25	5,952,919
6.	Yancoal International	5,531	5,525	304.36	1,681,465	2,943	2,965	335.35	994,334
	Thermal coal	5,531	5,525	304.36	1,681,465	2,943	2,965	335.35	994,334
7.	Externally purchased coal	—	39,396	582.81	22,960,822	—	32,421	665.82	21,586,478
8.	Total for the Group	66,995	103,995	523.53	54,444,843	61,937	93,007	604.26	56,200,600

Factors affecting the changes in sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB'000)	Impact of changes in the sales price of coal (RMB'000)
The Company	290,055	-3,068,917
Shanxi Neng Hua	46,571	-99,409
Heze Neng Hua	48,638	-275,555
Ordos Neng Hua	-114,448	-310,080
Yancoal Australia	824,983	-1,159,070
Yancoal International	858,351	-171,220
Externally purchased coal	4,644,606	-3,270,262

The Group's coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group's coal sales by geographical regions for 2013:

	2013		2012	
	Sales volume (Kilotonne)	**Sales income (RMB'000)**	Sales volume (Kilotonne)	Sales income (RMB'000)
1. China	**85,683**	**45,317,509**	76,716	46,580,717
Eastern China	**71,411**	**39,268,734**	66,355	42,616,150
Southern China	**340**	**139,725**	109	76,070
Northern China	**8,833**	**2,981,253**	7,875	2,957,591
Other regions	**5,099**	**2,927,797**	2,377	930,906
2. Japan	**1,952**	**1,225,697**	2,220	1,770,474
3. South Korea	**3,634**	**2,164,439**	3,410	2,394,165
4. Australia	**6,405**	**2,130,591**	5,838	2,297,615
5. Others	**6,321**	**3,606,607**	4,823	3,157,629
6. Group Total	**103,995**	**54,444,843**	93,007	56,200,600

Most of the Group's coal products were sold to the power, metallurgy and chemical industries.

The following table sets out the Group's coal sales volume by industries for 2013:

	2013		2012	
	Sales volume (Kilotonne)	**Sales income (RMB'000)**	Sales volume (Kilotonne)	Sales income (RMB'000)
1. Power	**23,757**	**10,432,931**	18,578	8,012,764
2. Metallurgy	**7,408**	**4,950,722**	5,568	4,902,677
3. Chemical	**7,435**	**5,010,879**	8,644	6,829,988
4. Trade	**44,653**	**22,933,213**	40,966	24,341,053
5. Others	**20,742**	**11,117,098**	19,251	12,114,118
6. Group Total	**103,995**	**54,444,843**	93,007	56,200,600

3) The Cost of Coal Sales

The Group's cost of coal sales in 2013 was RMB42.1871 billion, representing an increase of RMB400.9 million, or 1.0% as compared with that of 2012.

The following table sets out the main cost of coal sales by business entities:

		Unit	**2013**	2012	Increase/ Decrease	Percentage of increase and decrease (%)
The Company	Total cost of sales	RMB'000	**9,070,083**	10,671,549	-1,601,466	-15.01
	Cost of sales per tonne	RMB/tonne	**263.74**	314.40	-50.66	-16.11
Shanxi Neng Hua	Total cost of sales	RMB'000	**337,576**	416,374	-78,798	-18.92
	Cost of sales per tonne	RMB/tonne	**228.65**	310.02	-81.37	-26.25
Heze Neng Hua	Total cost of sales	RMB'000	**1,094,522**	1,256,934	-162,412	-12.92
	Cost of sales per tonne	RMB/tonne	**463.98**	548.42	-84.44	-15.40
Ordos Neng Hua	Total cost of sales	RMB'000	**1,001,183**	1,150,457	-149,274	-12.98
	Cost of sales per tonne	RMB/tonne	**157.79**	168.34	-10.55	-6.27
Yancoal Australia	Total cost of sales	RMB'000	**6,782,121**	6,429,546	352,575	5.48
	Cost of sales per tonne	RMB/tonne	**434.10**	448.06	-13.96	-3.12
Yancoal International	Total cost of sales	RMB'000	**1,449,415**	689,887	759,528	110.09
	Cost of sales per tonne	RMB/tonne	**262.36**	232.67	29.69	12.76
Externally purchased	Total cost of sales	RMB'000	**22,834,978**	21,522,897	1,312,081	6.10
coal	Cost of sales per tonne	RMB/tonne	**579.63**	663.86	-84.23	-12.69

The cost of coal sales of the Company in 2013 was RMB9.0701 billion, representing a decrease of RMB1.6015 billion or 15% as compared with that of 2012. The cost of coal sales per tonne was RMB263.74, representing a decrease of RMB50.66 or 16.1% as compared with that of 2012. This was mainly due to: (1) the enhancement of the cost control system and the optimization of the production system to reduce material consumption leading to the decrease of the cost of coal sales per tonne by RMB16.39; (2) the reduction of the workforce and frequency of working underground by optimizing the production system which in turn cut down the total employees' remuneration and decreased the cost of coal sales per tonne by RMB22.69.

In 2013, the total cost of coal sales of Shanxi Neng Hua was RMB337.6 million, representing a decrease of RMB78.798 million, or 18.9% as compared with that of 2012. The cost of sales per tonne was RMB228.65, representing a decrease of RMB81.37 or 26.2% as compared with that of 2012. This was mainly due to: (1) the enhancement of the cost control system which reduced the outsourcing labor expenses resulting in the decrease of the cost of coal sales per tonne by RMB15.08; (2) the reduction of the workforce and frequency of working underground by optimizing the production system which in turn cut down the total employees' remuneration and decreased the cost of coal sales per tonne by RMB36.30; (3) the increase of coal sales volume resulting in the decrease of cost of salable coal per tonne by RMB21.15.

In 2013, the total cost of coal sales of Heze Neng Hua was RMB1.0945 billion, representing a decrease of RMB162.4 million or 12.9% as compared with that of 2012. The cost of sales per tonne was RMB463.98, representing a decrease of RMB84.44 or 15.4% as compared with that of 2012. This was due to: (1) the enhancement of the cost control system and the optimization of the production system to reduce material consumption leading to the decrease of the cost of coal sales per tonne by RMB42.53; (2) the reduction of the workforce and frequency of working underground by optimizing the production system which in turn cut down the total employees' remuneration and decreased the cost of coal sales per tonne by RMB37.53.

In 2013, the total cost of coal sales of Yancoal International increased significantly as compared with that of the 2012. The main reason was that Yancoal International has begun to include statistics for coal production since 22 June 2012, and coal sales volume was much lower in the corresponding period of last year.

4) Other indicators

The following table sets out other indicators by operating entities in 2003:

	Development (kilometer)	Tax paid (RMB'000)
The Company	180	6,004,756
Shanxi Neng Hua	7	92,094
Heze Neng Hua	19	259,798
Ordos Neng Hua	16	458,984
Yancoal Australia	63	AUD3,931
Yancoal International	—	AUD-40,903
Total	285	6,594,422

Note:

1. During the reporting period, Yancoal International received income tax refund after collection for the year 2012 from Australian Tax Office.

2. The above table is calculated at the exchange rate of AUD1=RMB5.9832.

5) Construction of significant coal mines

As at the disclosure date of this annual report, the updates of the construction of significant coal mines are as follows:

No.	Project	Construction update
1	Zhuan Longwan coal mine	The approval for this project has been obtained from the National Development and Reform Commission. It is expected that the production will start in 2014.
2	Shilawusu coal mine	The approval for this project has been obtained from the National Development and Reform Commission. It is expected that the production will start in 2016.
3	Ying Panhao coal mine	This project has been listed in "the Twelfth Five-year Plan" of national coal industry development and has obtained the approval for distribution of coal resources in the Inner Mongolia Autonomous Region. It is expected that the production will start in 2016.
4	Wanfu coal mine	The approval for this project has been obtained from the National Development and Reform Commission. The Geological Reserve Report has been filed in Ministry of Land and Resources. It is expected that the production will start by the end of "the Thirteenth Five-year Plan".
5	Moolarben Stage 2 expansion	The examination and approval procedures from related governmental departments are processing.
6	Ashton Southeast opencut	The examination and approval procedures from related departments have been obtained. The local environment protection organization made an appeal for the approval made by the government, pending the court's final decisions.

(2) Railway Transportation Business

In 2013, the transportation volume of the Company's Railway Assets was 18.25 million tonnes, representing an increase of 0.73 million tonnes or 4.2% as compared with that of 2012. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB457.9 million in 2013, representing a decrease of RMB6.170 million or 1.3% as compared with that of 2012. The cost of railway transportation business was RMB324.8 million, representing a decrease of RMB38.099 million or 10.5%.

(3) **Coal Chemicals Business**

The following table sets out the summary of the operation of the Group's methanol business for 2013:

	Production volume (Kilotonne)			Sales volume(Kilotonne)		
	2013	2012	Increase/ decrease (%)	**2013**	2012	Increase/ decrease (%)
1. Yulin Neng Hua	**609**	552	10.33	**599**	552	8.51
2. Shanxi Neng Hua	—	20	—	—	22	—

Note: The methanol project of Shanxi Neng Hua has ceased production since April 2012.

	Sales income (RMB'000)			Cost of sales (RMB'000)		
	2013	2012	Increase/ decrease (%)	**2013**	2012	Increase/ decrease (%)
1 Yulin Neng Hua	**1,155,742**	1,073,683	7.64	**899,133**	917,308	-1.98
2 Shanxi Neng Hua	—	44,269	—	—	42,239	—

(4) **Power Generation Business**

The following table sets out the summary of the operation of the Group's power business for 2013:

	Power Generation(10,000KWh)			Power output dispatch (10,000KWh)		
	2013	2012	Increase/ decrease (%)	**2013**	2012	Increase/ decrease (%)
1 Hua Ju Energy	**99,281**	96,819	2.54	**86,912**	83,194	4.47
2 Yulin Neng Hua	**24,161**	18,700	29.20	**998**	2,446	-59.20

Note: Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales income(RMB'000)			Cost of sales(RMB'000)		
	2013	2012	Increase/ decrease (%)	**2013**	2012	Increase/ decrease (%)
1 Hua Ju Energy	**329,839**	317,541	3.87	**316,195**	322,534	-1.97
2 Yulin Neng Hua	**2,286**	6,105	-62.56	**4,320**	8,269	-47.76

(5) **Heat Business**

Hua Ju Energy generated heat energy of 1.32 million steam tonnes and sold 50,000 steam tonnes in 2013, generating sales income of RMB11.218 million, with the cost of sales at RMB6.709 million.

3. *Main business by regions*

	Sales income (RMB'000)	**Increase/ decrease in sales income (%)**
Domestic	47,299,887	–2.51
Overseas	9,101,939	–5.46
Total	56,401,826	–3.00

(II) Analysis of Main Business

1. *Analysis of changes in Consolidated Income Statement items and Consolidated Statement of Cash Flow items*

	2013 (RMB'000)	2012 (RMB'000)	Increase/ decrease (%)
Sales income	**56,401,826**	58,146,184	-3.00
Cost of sales	**43,689,850**	43,416,124	0.63
Selling, general and administrative expenses	**10,380,713**	7,987,636	29.96
Investment income in associates	**233,897**	141,986	64.73
Investment loss in joint venture	**376,032**	191,575	96.28
Other income	**1,020,577**	2,930,445	-65.17
Interest expenses	**1,765,777**	1,448,679	21.89
Income taxes	**-394,815**	36,189	-1,190.98
Net cash inflow from operating activities	**-2,201,058**	6,503,610	-133.8
Net cash outflow from investing activities	**13,504,370**	3,187,372	323.68
Net cash inflow from financing activities	**13,286,919**	1,145,137	1,060.29
R&D Expenditure	**277,202**	301,586	-8.09

(1) Income

1) Factor analysis of the change in operating income

The Group's sales income in 2013 was RMB56.4018 billion, representing a decrease of RMB1.7444 billion or 3.0% as compared with that of 2012. This was mainly due to: the increase of sales volume of self-produced coal resulting in an increase of sales income by RMB1.9541 billion; the decrease of price in self-produced coal leading to a decrease of sales income by RMB5.0842 billion; the sales income of externally purchased coal increased by RMB1.3743 billion.

2) Orders analysis

Not applicable.

3) Impact analysis of new products and new business

Not applicable.

4) Major customers

The following table sets out the sales income and the percentage of the Group's total sales income from the Group's five largest customers in 2013:

No.	Customers	Sales income (RMB'000)	Percentage of the Group's total sales income(%)	Connected relationships with the Group (yes/no)
1	Yankuang Group and its subsidiaries	3,406,643	6.04	Yes
2	Huadian Power International Co., Ltd.	3,243,219	5.75	No
3	Noble Resources International Pty Ltd.	2,337,691	4.14	No
4	Linyi Jiangxin Steel Co., Ltd.	1,630,345	2.89	No
5	Chongqin Xintianze Industry (Group) Co., Ltd.	1,443,662	2.56	No
	Total	12,061,560	21.39	-

(2) Cost

1) Cost analysis

The Group's sales cost in 2013 was RMB43.6899 billion, representing an increase of RMB273.8 million or 0.6% as compared with that of 2012.

As the cost of coal sales accounts for more than 95% of the Group's total cost of sales, the following table only sets out the analysis of the Group's cost components of coal sales.

	2013 (RMB'000)	**Percentage of total cost self-produced coal in 2013 (%)**	2012 (RMB'000)	Percentage of total cost self-produced coal in 2012 (%)	Percentage of increase/ decrease (%)
I. Cost of self-produced coal	**19,352,080**	**100.00**	20,263,215	100.00	-4.50
1. Materials	**2,996,966**	**15.49**	3,208,766	15.84	-6.60
2. Wages and employees' benefits	**6,517,143**	**33.68**	7,103,574	35.06	-8.26
3. Power	**634,919**	**3.28**	599,642	2.96	5.88
4. Depreciation	**2,344,228**	**12.11**	1,987,168	9.81	17.97
5. Cost for land subsidence	**1,277,328**	**6.60**	1,549,159	7.65	-17.55
6. Cost for environmental management	**125,733**	**0.65**	129,235	0.64	-2.71
7. Amortization of mining rights	**1,300,978**	**6.72**	1,305,410	6.44	-0.34
8. Others	**4,154,785**	**21.47**	4,380,261	21.62	-5.15
II. Cost of externally purchased coal	**22,834,978**	—	21,522,897	—	6.10
III. Total	**42,187,058**	—	41,786,110	—	-4.50

2) Major suppliers

The following table sets out the amount and percentage of goods and services purchased from the Group's five largest suppliers in 2013:

No.	Suppliers	Purchasing amount (RMB'000)	Percentage of the Group's total purchasing amount(%)	Connected relationships with the Group (yes/no)
1	Yankuang Group and its subsidiaries	2,502,843	6.79	Yes
2	Linyi Mengfei Commerce Co., Ltd.	1,520,836	4.13	No
3	Jiangsu Hantang International Trade Group Co., Ltd.	1,111,381	3.01	No
4	Shanghai Zhengzhong Fuel Co., Ltd.	1,032,267	2.80	No
5	Shandong Huagang Energy Development Co., Ltd.	865,458	2.35	No
	Total	7,032,785	19.08	–

(3) Expenses and others

During the reporting period, selling, general and administrative expenses of the Group was RMB10.3807 billion, representing an increase of RMB2.3931 billion or 30.0% as compared with that of 2012, which was mainly due to: (1) the exchange losses of RMB1.6860 billion in the reporting period; (2) the increase of provision for assets impairment loss by RMB1.4081 billion as compared with that of 2012; (3) the decrease of repair and maintenance cost by RMB339.3 million as compared with that of 2012.

During the reporting period, the investment income in associates of the Group was RMB233.9 million, representing an increase of RMB91.911 million or 64.7% as compared with that of 2012, which was mainly due to the fact that investment income from Huadian Zouxian Power Generation Co., Ltd. was increased by RMB90.059 million as compared with that of 2012.

During the reporting period, the investment loss in joint ventures of the Group was RMB376 million, representing an increase of RMB184.5 million or 96.3% as compared with that of 2012, which was mainly due to the loss of the Middlemount Joint Venture.

During the reporting period, the Group's other income was RMB1.0206 billion, representing a decrease of RMB1.9099 billion or 65.2% as compared with that of 2012. This was mainly due to: (1) income of RMB1.2692 billion generated from the acquisition of Gloucester last year. (2) foreign exchange gains of RMB714.2 million in 2012.

During the reporting period, the Group's income tax was RMB-394.8 million, representing a decrease of RMB431 million or 1,191.0% as compared with that of 2012. This was mainly due to the loss of Yancoal Australia resulting in the decrease of deferred income tax.

(4) Cash flow

During the reporting period, the Group's net cash outflow from operating activities was RMB2.2011 billion (RMB6.5036 billion net cash inflow from operating activities in 2012). This was mainly due to: unfavorable conditions, such as the decrease of average saleable coal price, resulting in the decrease of cash inflow from operating activities amounting to RMB9.3035 billion as compared with that of 2012.

During the reporting period, the Group's net cash outflow from investing activities was RMB13.5044 billion, representing an increase of RMB10.3170 billion or 323.7% as compared with that of 2012. This was mainly due to the fact that: (1) the increase of assets acquisition and equity investment resulted in an increase of net cash outflow by RMB3.1433 billion as compared with that of 2012; (2)the change of bank guarantee deposit resulted in an increase of net cash outflow by RMB7.6423 billion as compared with that of 2012; (3) the decrease of deposit made on investment resulted in a decrease of net cash outflow by RMB691.6 million as compared with that of 2012.

During the reporting period, the Group's net cash inflow from financing activities was RMB13.2869 billion, representing an increase of RMB12.1418 billion or 1,060.3% as compared with that of 2012. This was mainly due to the fact that: (1) cash from bank loan increased by RMB8.8215 billion as compared with that of 2012; (2) cash for payment of debt decreased by RMB7.3372 billion as compared with that of 2012; (3) cash for payment of dividends decreased by RMB1.0329 billion as compared with that of 2012; (4) cash from issuance of bonds decreased by RMB5.2654 billion as compared with that of 2012.

Capital Sources and Use

In 2013, the Group's principal source of capital was the cash flow from operations, issuance of short-term financing notes and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, payment of the acquisition of assets and equities.

The Group's capital expenditure for the purchase of property, machinery and equipment for the year 2013 was RMB9.1442 billion, representing an increase of RMB2.5206 billion or 38.1% as compared with RMB6.6236 billion in 2012, which was mainly due to the fact that: (1) the capital expenditure of the Company, Ordos Neng Hua and Haosheng Company increased by RMB794.4 million, RMB1.0923 billion and RMB765.5 million, respectively, as compared with that of 2012; (2) the capital expenditure of Yancoal Australia decreased by RMB818.3 million as compared with that of 2012.

(5) R&D Expenditure

1) The following table sets out the R&D expenditure

Expensing R&D expenditure in 2013 (RMB'000)	45,110
Capitalized R&D expenditure in 2013 (RMB'000)	232,092
Total (RMB'000)	277,202
Percentage of total R&D expenditure to net assets(%)	0.69
Percentage of total R&D expenditure to sales income(%)	0.49

2) Elaboration of R&D Expenditure

The Group aims to optimize and upgrade industrial structure and emphasize on achieving breakthroughs of core technology. The Group will adhere to the principle of collaboration with external parties, integrating complementary industries, promoting innovation, achieving breakthrough in key technologies and striving for rapid development. The Group also advocates the innovative development strategy through which to realize automated operation, switch to high-value products, achieve independence in technology and achieve IT-based management, low-carbon development as well as international standard operation to enhance the Group's capability for independent innovation and make the Group an innovative enterprise.

In 2013, the Group spent RMB277.2 million in research and development and completed 70 scientific and technological projects, of which 22 projects reached advanced international standards, obtained 71 technological patents and received 18 technological rewards at the provincial and ministerial levels.

(6) Others

1) Specifications for significant changes in components or sources of the Group's profits

Not applicable.

2) Implementation status of the Group's long-term business model, development strategies and operating scheme

For details of the Group's long-term business model, development strategies and operating scheme, please refer to related information in "Chapter 3 Chairman' s statement" of this annual report.

In 2013, the sales volume of salable coal and methanol reached 104 million tonnes and 0.6 million tonnes, respectively, realizing the operating scheme which was developed in the early period of 2013.

(III) Assets and Liabilities

1. *Table for the analysis of changes in assets and liabilities items*

	Closing amount of 2013 RMB'000	Closing amount of 2013 Percentage to total assets in 2013 (%)	Closing amount of 2012 RMB'000	Closing amount of 2012 Percentage to total assets in 2012 (%)	Percentage of increase/ decrease in closing amount (%)
Bank balance and cash	10,922,637	8.57	12,717,358	10.41	-14.11
Bank guarantee deposits	4,441,210	3.48	3,186,957	2.61	39.36
Bills receivable and accounts receivable	9,019,505	7.08	7,459,603	6.11	20.91
Inventories	1,589,220	1.25	1,565,531	1.28	1.51
Prepayments and other receivables	5,259,576	4.13	4,196,999	3.44	25.32
Net value of property, machinery and equipment	41,896,508	32.87	39,503,103	32.34	6.06
Investment in associates	2,744,957	2.15	2,624,276	2.15	4.60
Investment in joint ventures	488,350	0.38	998,627	0.82	-51.10
Deposit made on investment	121,926	0.10	3,253,381	2.66	-96.25
Bills payable and accounts payable	2,716,675	2.13	6,811,760	5.58	-60.12
Other payables and accrued expenses	8,385,134	6.58	9,013,797	7.38	-6.97
Borrowings due within one year	11,275,056	8.85	7,712,592	6.31	46.19
Borrowing due after one year	44,099,955	34.60	33,283,790	27.24	32.50

At the end of the reporting period, the Group's bank guarantee deposits were RMB4.4412 billion, representing an increase of RMB1.2543 billion or 39.4% as compared with that of the beginning of 2013. This was mainly due to the increase of the bank deposit in the guarantee contract with priority to transfer money.

At the end of the reporting period, the Group's investment in joint ventures was RMB488.4 million, representing a decrease of RMB510.3 million or 51.1% as compared with that of the beginning of 2013. This was mainly due to the fact that Middlemount joint venture recorded a loss, resulting in the balance of equity investment made by the Group decreased by RMB376 million by the end of the reporting period.

At the end of the reporting period, the Group's deposit made on investment was RMB121.9 million, representing a decrease of RMB3.1315 billion or 96.3% as compared with that of the beginning of 2013. this was mainly due to the fact that: (1) during the reporting period, the financial information of Haosheng Company was incorporated into the consolidated financial statement and thus the payment for the equity acquisition paid in the previous years and the additional capital injection of RMB2.9828 billion were transferred out as deposit made on investment; (2) during the reporting period, the financial information of Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. was incorporated into the consolidated financial statement and thus the registered capital injection of RMB153 million was transferred out as deposit made on investment.

At the end of the reporting period, the Group's bills and accounts payable were RMB2.7167 billion, representing a decrease of RMB4.0951 billion or 60.1% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) RMB3.512 billion of the capital refund to Gloucester's former shareholders was paid by Yancoal Australia during the reporting period; (2) a decrease of accounts payable of RMB506.3 million was recorded.

At the end of the reporting period, the Group's borrowing due within one year was RMB11.2751 billion, representing an increase of RMB3.5625 billion or 46.2% as compared with that of the beginning of 2013. This was mainly due to: (1) the issuance of RMB1 billion debt financing notes through private placement and RMB5 billion short-term financing notes during the reporting period; (2) RMB2.4199 billion for payment of short-term borrowing.

At the end of the reporting period, the Group's borrowing due over one year was RMB44.1 billion, representing an increase of RMB10.8162 billion or 32.5% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) long-term borrowing of Ordos Neng Hua increased by RMB3.422 billion; (2) long-term borrowing of Yancoal International increased by RMB6.432 billion.

2. *Assets measured by fair value, and changes on measurement attributes for main assets of the Company*

(prepared under CASs)

(1) **Items measured by fair value**

Unit: RMB '000

Items	Opening balance	Closing balance	Current changes
Financial assets			
Available-for-sale financial assets	167,893	173,057	5,164
Sub-total of financial assets	167,893	173,057	5,164
Financial liability			
CVR	1,432,189	1,408,729	-23,460
Sub-total of financial liability	1,432,189	1,408,729	-23,460

(2) **Changes on measurement attributes for main assets**

Not applicable.

3. *Other information*

(1) **Debt to Equity Ratio**

As at 31 December 2013, the equity attributable to the equity holders of the Company and the bank loans amounted to RMB40.3787 billion and RMB55.375 billion respectively, representing a debt to equity ratio of 137.1 %.

For detailed information on borrowings, please refer to Note 35 of the financial statements prepared under IFRS or the Note VI,18-19 and Note VI, 27-31 of the financial statements prepared under CASs.

(2) **Contingent liabilities**

For details of the contingent liabilities, please see Note 59 of the Financial Statements prepared under the IFRS.

(IV) Analysis of Core Competitiveness

In 2013, hit by unfavorable conditions of the continuous low coal price, through optimizing production structure and implementing flexible marketing strategy, the Group increased coal production and coal sales volume under the adverse situation and improved ability to resist market risks. The Treasurer of the Commonwealth of Australia removed the sell-down foreign investment conditions imposed on the Company, enabling the Group to have a better environment for development in Australia. Besides, the Group has advantages in management, technology and branding and the integrated marketing system at home and abroad has been primarily formed, which further enhanced the core competitiveness of the Company.

(V) Analysis of Investment

1. *Overall analysis of the Group's external equity investment during the reporting period*

(All the financial data listed in this section was calculated under CASs)

In 2013, the external equity investments made by the Group amounted to RMB1.0758 billion. The relevant information of projects invested is set out as follows:

No.	External equity investment project	Total amount	Investee company	Main business	Percentage of share capital of the company (%)
1	Acquisition of 20% shares of Inner Mongolia Xintai Coal Mining Co., Ltd. ("Xintai Company")	RMB 680.3 million	Inner Mongolia Xintai Coal Mining Co., Ltd.	Coal mining & sales	20
2	Establishment of Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. as a controlled company	RMB 153 million	Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Coal trading & storage	51
3	Establishment of Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd. ("Shengdi Fenlei") as a joint venture	RMB 15 million	Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	Coal preparation & processing technology development; Services for managed operations of coal preparation plant	50
4	Increase registered capital of Haosheng Company	RMB 224.5million	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Coal mining, sales	74.82
5	Establishment of Yancoal International (Sydney) Pty Ltd. as a controlled company	USD 0.5million	Yancoal International (Sydney) Pty Ltd.	investment and financing management	100
	Total	RMB 1.0758 billion	–	–	

Note: For the above table, the foreign exchange rate was calculated at USD1=RMB6.0969.

042

(1) **Shares of other listed companies held by the Company as at the end of the reporting period**

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Percentage of ownership (%)	Book value at the end of the reporting period (RMB)	Gains or losses during the reporting period (RMB)	Changes in shareholders' equity during the reporting period (RMB)	Accounting items
600642	Shenergy	60,420,274	0.80	166,073,075	4,379,949	3,558,709	Available-for-sale financial assets
601008	Lianyungang	1,760,419	0.22	6,781,320	102,222	403,650	Available-for-sale financial assets
Total		62,180,693	—	172,854,395	4,482,171	3,962,359	

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2003 and subscription of placement shares in 2010 with its own fund and shares dividend in 2010.

Source of Lianyungang shares: subscription of shares of promoters upon the establishment of the Company and shares dividend in 2007 and 2011.

(2) **Equity interests in non-listed financial corporations held by the Company**

Unit: RMB100 million

Corporations	Amount of initial investment (RMB100 million)	Shares held (100 million shares)	Percentage of share capital of the company (%)	Book value at the end of the reporting period (RMB)	Gains or Losses during the reporting period (RMB)	Changes in shareholders' equity during the reporting period (RMB)	Accounting items	Source of shares
Yankuang Group Finance Company Limited	1.250	—	25	2.119	0.361	0.361	Long-term equity investment	Capital investment
Shandong Zoucheng Jianxin Cunzhen Bank	0.090	—	9	0.090	—	—	Long-term equity investment	Capital investment
Total	1.34	—	/	2.209	0.361	0.361	/	/

The equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited on 13 September 2010. The registered capital of Yankuang Group Finance Company Limited is RMB500 million, of which Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25%.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Zoucheng Jianxin Cunzhen Bank in 2011. The registered capital of Zoucheng Jianxin Cunzhen Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million, representing an equity interest of 9%.

(3) **Trading of other listed companies' shares**

There was no trading of other listed companies' shares made by the Company during the reporting period.

2. *Commissioned financing and investment in derivatives*

(1) **Commissioned financing**

There were no commissioned financing activities during the reporting period or no such activities which occurred in previous period were extended to this period.

(2) **Entrusted loan**

Borrower	Amount of entrusted loan (RMB)	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period
Yanzhou Coal Yulin Neng Hua Co., Ltd.	500 million	8 years	4.585%	Construction of methanol project	Yes	RMB400 million has been recovered.	–
Yanzhou Coal Yulin Neng Hua Co., Ltd.	1.5 billion	8 years	4.585%	Construction of methanol project	Yes	No	–
Shanxi Tianhao Chemical Co., Ltd.	190 million	5 years	6.40%	Construction of methanol project	No	No	–
Yanmei Heze Neng Hua Co., Ltd	529 million	5 years	6.40%	Supplement for working capital	No	RMB410 million has been recovered	RMB7.722 million
Yanmei Heze Neng Hua Co., Ltd	600 million	5 years	6.40%	Expenditure of projects construction	No	No	RMB38.933 million
Yanzhou Coal Yulin Neng Hua Co., Ltd.	53 million	3 years	6.15%	Supplement for working capital	No	Yes	–
Yanzhou Coal Ordos Neng Hua Co., Ltd.	1.95	5 years	6.45%	Consideration of Zhuan Longwan mining rights	No	No	RMB127.521million
Yanmei Heze Neng Hua Co., Ltd	1.7 billion, of which, 690 million has been drawn	5 years	6.40%	Construction of Zhaolou power plant project	No	No	RMB32.101million
Yanzhou Coal Ordos Neng Hua Co., Ltd.	200 million	3 years	6.15%	Supplement for working capital	No	No	–
Yanzhou Coal Ordos Neng Hua Co., Ltd.	2.8 billion	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	–
Yanzhou Coal Ordos Neng Hua Co., Ltd.	1.9 billion	5 years	6.40%	Construction of methanol project	No	No	RMB54.791million
Yanzhou Coal Ordos Neng Hua Co., Ltd.	2.592 billion	5 years	6.40%	Consideration of Zhuan Longwan mining rights	No	No	RMB11.059 million
Yanzhou Coal Ordos Neng Hua Co., Ltd.	630 million	3 years	6.15%	acquisition of 20% equity interests in Xintai Company	No	No	–
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	300 million, of which, 190 million has been drawn	1 year	6.00%	Supplement for working capital	No	No	RMB1.567 million

Note:

1. The Company's entrusted loans have been approved in accordance with the relevant legal procedures and all the borrowers are wholly-owned or controlled subsidiaries of the Company, therefore, the entrusted loans should not be considered as connected transactions. The source of the above mentioned entrusted loans was the Company's self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2. The entrusted loan (RMB190 million) to Shanxi Tianhao Chemicals Company Limited has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and have no relation to the accruement of assets impairment.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Shanxi Tianhao Chemicals Company Limited, the details of which are shown in the following table:

Borrower	Amount of entrusted loan	Term of encrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period
Shanxi Tianhao Chemicals Company Limited	RMB200 million	5 years	6.40%	Construction of methanol project	No	No	-

Note:

1. The entrusted loan involving Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan should not be considered as a connected transaction. The source of above mentioned entrusted loan was Shanxi Neng Hua's self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2. The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

(3) Other investment financing and investment in derivatives

There were no other investment financing and investment in derivatives during the reporting period.

3. *Use of fund raised*

(1) General information of use of fund raised

In 2013, the Group issued RMB5 billion short-term financing notes and RMB1 billion debt financing notes through private placement for repayment of loans owed to financial institutions and replenishment of operating funds. For detailed information, please refer to the section headed "II. Securities Issuance and Listing" under "Chapter 6 Changes in Shares and Shareholders" in this annual report.

(2) **Committed projects of fund raised**

Not applicable.

(3) **Changes in committed projects of fund raised**

Not applicable.

4. *Projects of the Group using its own funds*

Project name	Project amount	Progress of the project	Amount invested in 2013	Accumulated amount invested	Income from the project
Acquisition of 20% equity interests in Xintai Company	RMB680.3 million	The share ownership transfer has been completed on 10 Oct 2013.	RMB680.3 million	RMB680.3 million	Realized net income of RMB -61.202 million in 2013
Establishment of Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. as a controlled company	RMB153 million	The company was established on 17 January 2013.		RMB153 million	RMB153 millionRealized net income of RMB12.633 million in 2013
Establishment of Shengdi Fenlei as a joint venture	RMB15 million	Shengdi Fenlei was established on 11 December 2013.	RMB3 million	RMB3 million	/
Increase registered capital of Haosheng Company	RMB224.5 million	The increase of registered capital of Haosheng Company was completed on 11 December 2013.	RMB224.5 million	RMB224.5 million	Realized net income of RMB-15.896 million in 2013
Establishment of Yancoal International (Sydney) Pty Ltd. as a controlled company	USD0.5 million	The Company was established on 7 November 2013.	-	-	/
Total	RMB1.0758 billion	/	RMB907.8 million	RMB1.0608 million	/

5. *Analysis of major subsidiaries and associated companies*

Unit: RMB'000

Name of company	Nature of business	Main products or services	Registered capital	31 December 2013 Total assets	Net assets	Net profit for the year 2013
1. Controlled companies						
Yulin Neng Hua	Energy and chemicals	Methanol	1,400,000	2,570,287	797,749	176,405
Shanxi Neng Hua	Energy	Coal	600,000	797,463	29,143	5,183
Heze Neng Hua	Energy	Coal	3,000,000	5,229,336	3,234,555	79,772
Ordos Neng Hua	Energy and chemicals	Coal and methanol	3,100,000	17,926,865	1,445,130	-526,681
Yancoal Australia	Energy	Coal	AUD656.7 million	41,526,617	5,306,046	-4,978,439
Yancoal International	Investment management and energy	Investment projects management and coal	USD2.8 million	16,634,402	2,318,733	-297,915
Hua Ju Energy	Power Generation	Power and heat	288,590	1,153,870	1,051,304	162,463
Shandong Yanmei Shipping Co., Ltd.	Transportation of goods	Shipping by river	5,500	39,412	13,714	659
Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	Trade	Trade and storage	2,100	10,123	7,353	127
Inner Mongolia Haosheng Coal Mining Co., Ltd.	Energy	Coal	800,000	972,903	755,116	-15,896
Shandong Coal Trading Center Co., Ltd.	Service	Coal trading	100,000	97,825	96,549	-3,603
Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Trade	Trade and storage	300,000	953,073	312,633	12,633
2. Associated companies						
Huadian Zouxian Power Generation Company Limited	Power Generation	Power and heat	3,000,000	5,836,428	3,943,660	661,647
Yankuang Group Finance Company Limited	Finance	Finance service	500,000	6,190,614	847,434	144,265
Shaanxi Future Energy Chemical Co., Ltd	Energy chemical	Coal and coal liquefaction	5,400,000	8,263,850	5,400,000	—

Yancoal Australia

Yancoal Australia experienced a loss of RMB4.9784 billion in 2013 as compared with net profit of RMB2.6189 billion in 2012. This was mainly due to the fact that: (1) during the reporting period, the loss in exchange rate of Yancoal Australia was RMB2.2187 billion as compared with the gains in exchange rate of RMB657.3 million in the same period of last year, resulting in the decrease of net profit by RMB2.0258 billion as compared with that of the same period of last year; (2) during the reporting period, the accrued impairment loss of intangible assets was RMB2.0522 billion, resulting in the decrease of net profit by RMB1.4365 billion as compared with that of the same period of last year; (3) the merger with Gloucester in 2012 made a net profit of RMB1.2943 billion; (4) the Mining Resources Rent Tax was RMB96.263 million during the reporting period as compared with that of RMB-1.1729 billion in 2012, resulting in the decrease of net profit by RMB1.2692 billion as compared with that of the same period of last year; (5) during the reporting period, the average coal sales price dropped, resulting in the decrease of net profit by RMB811.2 million as compared with that of the same period of last year. (6) Middlemount joint venture experienced a loss, resulting in a decrease of net profit by RMB184.4 million as compared with that of the same period of last year.

For detailed information of the operation of Yancoal Australia, please refer to the section headed "(I). Operational Analysis by Industries, Products or Regions" in this chapter.

6. *Special purpose vehicles controlled by the Company*

As at the end of the reporting period, the Group did not have any special purpose vehicles.

II. CAPITAL EXPENDITURE PLAN

The Group's capital expenditure for the year 2014 is expected to be RMB9.4142 billion, which is mainly sourced from the Group's internal resources, bank loans and bonds.

The capital expenditure for the year 2013 and the estimated capital expenditure for the year 2014 of the Group are set out in the following table:

	2014 (Estimated) (RMB100 million)	2013 (RMB100 million)
The Company	21.700	21.498
Shanxi Neng Hua	1.237	0.499
Yulin Neng Hua	0.937	0.259
Heze Neng Hua	8.624	11.230
Hua Ju Energy	0.939	0.392
Ordos Neng Hua	28.632	31.184
Haosheng Company	7.296	7.655
Yancoal Australia	21.830	13.431
Yancoal International	2.947	5.294
Total	94.142	91.442

The Group possesses relatively sufficient cash and financing facilities, which are expected to meet the operation and development requirements.

III. MAJOR RISKS FACED BY THE GROUP, IMPACT AND MEASURES

Risks arising from product price volatility

Affected by factors such as the slowdown of global economy growth, the quantitative easing and structural surplus of coal market, the product price of the Group is subject to relatively high risks of downside fluctuation. In view of the price volatility risk, the Group will optimize the product structure, implement the domestic and international integrated marketing strategies and strengthen the cooperation with key coal enterprises in Shangdong Province, etc., to enhance the marketing discourse and minimize the adverse impact of market price fluctuations on the Group's profits.

Risks arising from safety production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. As all of them are of high hazardous nature and of complex uncertainties in production, the Group faces the high risk of production safety.

The Group has always put safety production as the priority for all the work. The work on safety management and control was carried out smoothly by enhancing comprehensive risks prevention and control. As at 31 December 2013, the Group recorded safety production for 2742 consecutive days and realized safety production of million tonnes of raw coal production with zero fatality rate. In 2014, the Group will take the following measures: enhancing safety structure protection, reinforcing basic safety infrastructure, building up the risk pre-control management, strengthening safety technique support, improving safety renovation work and intensifying safety assessment, to keep on the effective management and control of safety production.

Risks arising from exchange rate fluctuation

Exchange fluctuation risks that the Group faces are mainly about the significant fluctuations of RMB, US dollar and Australian dollar exchange rates. With the continuous expansion of business operations of the Group in the overseas market, the impacts and risks concerning exchange gains and losses are increasing. In 2014, the Group will strengthen its control on exchange rate fluctuation risks by conducting intensive market research, studying the trend of international foreign exchange market in a scientific way and comprehensively utilizing various financial instruments to effectively control and mitigate the foreign exchange risks.

Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, the assets scale and volume of production of the subsidiaries of the Company are constantly increasing. It has become increasingly challenging for the Group to control risks. The Group will accelerate to establish a flexible and efficient management system that is in line with the actual situation and can achieve synergy at home and abroad. Firstly, the Group will encourage the integration of innovation in management culture and corporate culture; Secondly, the Group will improve the construction of internal control system and risk control system; Thirdly, the Group will enhance the assets management of its overseas subsidiaries and synergy management; Fourthly, the Group will establish a reliable and smooth information communication management system; Lastly, the Group will strengthen the supervision and examination of its subsidiaries.

Risks arising from debt financing

The debt-to-assets ratio of the Group had increased in recent years and the ability of debt repayment had slightly decreased. As a result, it becomes harder to finance with increased financing cost, which will make it more difficult to make financing arrangement of the Group. In order to mitigate risks arising from debt financing, the Group has taken a series of measures: a) making a reasonable funding plan, actively expanding fund raising channels, such as leaseback, short-term financing and non-public financing to allocate fund at home and abroad in a most efficient manner, thus ensuring the fund stock of the Group; b) strengthening cash inflow management and financing to ensure sufficient operating cash flow of the Group. The Group will optimize the debt structure through replacement of debt financing with equity financing and short-term financing with long-term financing to lower the debt-to-assets ratio, decrease financing cost so that the risks arising from debt financing can be effectively controlled.

IV. CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

(I) Board's Analysis and Explanation on Reasons for Changes in Accounting Policies, Accounting Estimates or Accounting Methods and Impacts

Pursuant to the new regulations promulgated by the International Financial Reporting Standards Committee with regard to "Overburden in Advance in the Production of an open cut", Yancoal Australia has made some adjustments to the accounting policy concerning the overburden in advance accordingly: the overburden in advance that meets the standard of capitalization will be amortized based on the production; otherwise, the overburden in advance that does not meet such standard will be directly recognized as current profit and loss. As approved at the sixteenth meeting of the fifth session of the Board held on 19 August 2013, the overburden in advance occurring from 1 January 2013 onwards will be calculated according to the new regulation.

According to the new regulations, the carrying amount of the deferred overburden in advance of the Group was RMB448.9 million (after tax: RMB314.2 million), which did not meet the standard for capitalization and thus the retained earnings at the beginning of 2013 should be decreased correspondingly. At the same time, data in the comparative financial statement should be adjusted accordingly.

(II) Board's Analysis and Explanation on Reasons for Amendments to Previous Significant Accounting Errors and Impacts

Not Applicable.

V. RESERVES, PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL PLAN

(I) Formulation, Implementation or Adjustment of Cash Dividend Policy

Pursuant to the provisions of the Notice on Amendment in Regulations for Listed Companies' Cash Dividend (CSRC Decree No.57) issued in October 2008 by the CSRC and the related regulations amended from time to time by the CSRC, the Shanghai Stock Exchange and Shandong Securities Regulatory Bureau, the Company, as approved by the 2012 annual general meeting, amended the cash dividend policy in the Articles.

The cash dividend policy was specified in the Articles as follows: the calculation of profit after tax of the Company for an accounting year was based on the financial statements prepared in accordance with the CASs, IFRS or overseas accounting standard under which the shares were traded. The Company will choose the lowest profit after tax under the above accounting policies when paying the dividend. The dividends shall be paid in the form of cash, shares or a combination of cash and shares. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends. On the premise of securing the Company's sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company's cash dividends shall account for approximately 35% of the Company's net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements. On the premises that the Company's operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company's stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

The 2012 annual general meeting of the Company held on 15 May 2013 approved the Company's dividend distribution plan, which allowed the Company to distribute 2012 cash dividends of RMB1.7706 billion (tax inclusive) to the Shareholders, i.e., RMB0.36 per share (tax inclusive). The decision-making process and the standard and percentage of cash dividend for distribution of the profit distribution plan for the year 2012 were in compliance with the relevant provisions of the Articles. As at the date of this annual report, the 2012 cash dividends have been distributed to the Shareholders.

Pursuant to the provisions of the "No.3 Guideline for the Supervision of Listed Companies-Cash Dividend Distribution of Listed Companies" issued by China's Securities Regulatory Commission, its has been audited and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, where conditions for cash dividend distribution are met, cash dividends should be distributed prior to share dividends, which was specified in the Article. The Company proposed to submit the proposal for consideration and approval at the 2013 annual general meeting.

(II) Profit Distribution Plan for 2013

(Prepared in accordance with IFRS)
Unit: RMB'000

Undistributed profits at the beginning of the year	27,923,980
Add: Net profit attributed to the shareholders of the Company	777,368
Less: Withdrawal of statutory surplus reserve	535,945
Ordinary shares dividends payable	1,770,624
Others	-509,015
Undistributed profits at the end of the year	26,903,794
of which: cash dividends proposed after the balance sheet date	98,368

In return for the long-term support of the Shareholders, in accordance with the Company's persistent dividend policy, the Board proposed to declare a cash dividend payable of RMB98.368 million (tax inclusive), being RMB0.02 per share (tax inclusive) for the year 2013. This dividend distribution plan shall be submitted to the Shareholders for consideration at the 2013 annual general meeting and then distributed to all the Shareholders within two months (if approved).

According to the Articles, cash dividends shall be calculated and announced in RMB.

(III) Cash Dividends Scheme or Plan, Capital Reserve Transferred To Share Capital Scheme or Proposal for the Past Three Years

Year for Cash Dividend	Amount of cash dividends for every 10 shares (RMB) (tax inclusive)	Amount of cash dividends (RMB100 million) (tax inclusive)	Net profit attributable to the parent company in the consolidated statements during the cash dividend distribution year (RMB100 million)	Percentage of net profit attributable to the parent company in the consolidated statements (%)
2013	0.20	0.984	7.774	12.65
2012	3.6	17.706	55.158	32.10
2011	5.7	28.035	86.228	32.51

Note:

1. In 2013, the calculation of the above-mentioned "net profit attributable to the parent company" is based on the consolidated financial statement prepared in accordance with the IFRS.

2. In 2011 and 2012, the calculation of the above-mentioned "net profit attributable to the parent company" is based on the consolidated financial statement prepared in accordance with the CASs.

(IV) Reserves

For details of the changes of reserves for 2013 and distributable reserves as at 31 December 2013, please refer to Note 40 and Note 60 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

VI. FULFILLING OF SOCIAL RESPONSIBILITIES

The Group endeavors the sustainable development and always integrates social responsibility and requirements into its overall development. During the reporting period, there were no significant environmental issues or social safety incidents. For detailed information of social responsibilities concerning environmental protection, safety, etc, please refer to the 2013 Social Responsibilities Report of the Company, which was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

(I) Safety Management

The Group adheres to the principles of people oriented and prevention focused. Through measures like innovating safety management, enhancing safety investigation on site, and increasing safety investment, we maintained a production of one million tonnes of raw coal with zero fatality rate for seven consecutive years by 31 December 2013, outperforming domestic players while living up to international standards.

(II) Statement on the Environmental Protection Practice of Listed Companies and their Subsidiaries in Severely Polluting Industries Specified in the Regulations Made by National Environmental Protection Authorities

The Group has been actively improving and optimizing the environment and energy management system, increasing investment in environmental protection and energy conservation technical upgrading, continuously improving technological process to realize energy saving and consumption reduction and the pollutants emission standards. The Group paid for guarantee deposits in comprehensive ecological improvement, charges for disposing pollutants and investments in the construction of environmental protection facilities amounting to RMB128.8 million, RMB3.578 million and RMB109.3 million respectively in the reporting period. The discharge of greenhouse gases such as CO2 was further decreased. The attainment rate of mine water, smoke and dust and SO2 was 100%. The comprehensive utilization rate of solid waste was 100%. The pollutants have become harmless and can be reused as resources, which complies with the relevant local requirements on environment.

For the construction projects, the Group has executed environmental management procedure in a stringent manner, made great effort on the examination, supervision and management of environment impact assessment, energy saving appraisal and "3 simultaneous" projects so that potential problems regarding energy, resources and environment can be prevented in advance and controlled from the very beginning.

Besides, the Group has established contingency plans for environment protection at all levels. Through improving emergency equipment and performing emergency drills in a regular way, the Company has further improved the capacity for prevention and control of environmental pollution events and handling of emergency accidents and reduced the occurrence of environmental accidents at the largest degree.

As the production and operation of the Company strictly complied with the laws and regulations regarding the national environmental protection, there was no violation of laws and regulations in respect of environmental protection, no occurrence of environmental accidents, or imposition of any forms of administrative penalty relating to the environmental protection during the reporting period.

VII. OTHER DISCLOSURES

(I) The Impact of Exchange Rate Changes

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1. the overseas coal sales income as the overseas coal sales of the Group are denominated in U.S. dollars and Australian dollars;

2. the exchange gains and losses of the foreign currency deposits and borrowings;

3. the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had exchange loss of RMB1.6860 billion during the reporting period, which was mainly due to the exchange loss of RMB2.2187 billion from Yancoal Australia during the reporting period. For details of the exchange loss, please see Note 9 of the financial statements prepared under IFRS or Note VI,44 of the financial statements prepared under the CASs.

To manage foreign currency risks arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts, please see Note 36 of the financial statements prepared under IFRS or Note VI,7 of the financial statements prepared under the CASs.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, in the light of repayment arrangement before the debt due and the expected revenue, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis, amounting to USD3.865 billion and USD276 million, respectively, by the end of October 2013 and at the beginning of November 2013, which decreased the exchange loss by RMB1.1083 billion and thus effectively mitigated the impact of exchange loss on the current profit.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(II) Taxation

In 2013, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

(III) Employees' Pension Scheme

For details of the employees' pension scheme of the Company, please refer to Note 54 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(IV) Housing Scheme

According to the "Provision of Labor and Services Agreement" (which is referred to in the section headed "IV. Major Connected Transaction" under "Chapter 5 Significant Events"), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB80.042 million and RMB137.2 million in 2013 and 2012, respectively.

Since 2002, the Group has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees' wages. In 2013, the employees' housing allowances paid by the Group amounted to RMB619 million in total.

For details of the housing scheme, please refer to Note 55 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(V) Donation

The Group made donations in an aggregate amount of RMB10.644 million in 2013.

Chapter 05

Significant Events

I. MATERIAL EVENTS

(I) Litigation, Arbitration and Events Called into Question by the Media

1. *The dispute arbitration in relation to the performance of the contract between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd. (Shanxi Jinhui)*

In February 2005, an Asset Swap Contract and a Material Supply Contract were signed between Shanxi Neng Hua and Shanxi Jinhui. According to the contracts, if Shanxi Jinhui could not guarantee and provide the land for lease, gas, water, electricity supply and rail transportation required for the set up and production of Tianhao Chemical as the subsidiary of Shanxi Neng Hua, then Shanxi Jinhui should compensate the losses of Tianhao Chemical. If Tianhao Chemical failed to operate continually due to the breach of contract of Shanxi Jinhui, Shanxi Jinhui should purchase all the equities of Tianhao Chemical held by Shanxi Neng Hua to compensate the losses. The purchase price should exceed the base price comprising the total amount of the project investment and the interest on bank loans over the same period.

Shanxi Jinhui failed to fulfill the 'contractual obligations to provide gas, coarse coal and land supply' and even suspended the gas supply without permission. As a result of that, Tianhao Chemical failed to operate continually. In April 2012, the methanol project of Tianhao Chemical was forced to cease production. In September 2013, Shanxi Neng Hua submitted the arbitration to the Beijing Arbitration Commission, requiring Shanxi Jinhui to purchase all the equities of Tianhao Chemical held by Shanxi Neng Hua and pay a total of RMB 798.8 million comprising equity transfer and other losses in accordance with the contracts.

As at the date of this annual report, the case has not yet been heard. In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People's Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

2. *Litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company*

In September 2013, Zhongxin Daxie Fuel Co., Ltd. ("Zhongxin Daxie") sued the Company at the Shandong Provincial Higher People's Court for not performing the duty of delivering goods pursuant to the Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by the two parties, the return of payments for goods and compensation for economic losses of RMB163.6 million in total.

The Company has delivered goods to the third party designated by Zhongxin Daxie after execution of the contract and Zhongxin Daxie has accomplished the settlement with the Company and all the obligations has been fulfilled in accordance with the contract.

As at the date of this annual report, the case has not yet been heard. So its impacts on the company's current profit and late profit cannot be determined so far.

Save as disclosed above, there were no other material litigation, arbitration and events called into question by the Media during the reporting period.

(II) Repurchase, Sale or Redemption of Shares of the Company

Except for events described under the section headed "II. Securities Issuance and Listing" under the chapter headed "Chapter 6 Changes in Shares and Shareholders", there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

II. SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

III. ASSET ACQUISITION, SALES AND MERGERS

(I) Acquisition of 20% Equity Interest in Inner Mongolia Xintai Coal Mining Company Limited

As approved at the general manager working meeting of the Company held on 23 July 2013, Ordos Neng Hua acquired 20% equity interest of Inner Mongolia Xintai Coal Mining Company Limited on 10 October 2013, for the consideration of RMB680.3 million (representing approximately 522.1% of the audited total profits of the Group of RMB130.3 million of 2013 under the calculations in accordance with the PRC CASs.), increasing its equity interest from 80% to 100%.

(II) Update Regarding the Merger of Yancoal Australia and Gloucester

1. *the conditional removal of investment sell-down conditions by the Treasurer of the Commonwealth of Australia*

On 8 March 2012, the Treasurer of the Commonwealth of Australia made a conditional approval in relation to the merger of Yancoal Australia and Gloucester. In order to obtain the approval, the Company had made the following undertakings in accordance with the investment sell-down conditions to: (i) reduce its interest in Yancoal Australia below 70% by 31 December 2013; (ii) reduce its economic ownership in certain underlying assets of former Felix (which refer to the assets of Felix that Yancoal Australia acquired, not including the excluded assets of Felix) to no more than 50% by 31 December 2013; (iii) reduce its ownership of Premier Coal Ltd, Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd or their underlying assets below 70% by 31 December 2014.

On 11 December 2013, regarding the merger of Yancoal Australia and Gloucester, the Treasurer of the Commonwealth of Australia removed the above investment sell-down conditions imposed on the Company.

For details, please refer to the "Announcement in relation to the Removal of Foreign Investment Conditions by the Treasurer of Commonwealth of Australia in Connection with Yancoal Australia Limited" dated 11 December 2013. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

2. *Repurchase of CVR Shares issued to the former Gloucester Shareholders*

In accordance with the value guarantee mechanism in the merger arrangement between Yancoal Australia and Gloucester, in March 2014, the Company repurchased 87,650,000 CVR Shares issued to the former Gloucester Shareholders in cash, with repurchase price of AUD3.00 per CVR. As at the disclosure date of this annual report, the above repurchase has been fully paid off.

For details, please refer to the "Announcement in relation to the Proposal on Merger between Yancoal Australia Limited and Gloucester Coal Limited" dated 22 December 2011 and 22 November 2013 and the relevant updated announcement. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

(III) Update of the shares exchange transaction with minority shareholders of Yancoal Australia

The Company sent a written proposal to Yancoal Australia's independent board committee on 8 July 2013 that the Company would acquire the remaining 22% of Yancoal Australia's issued shares from other public shareholders (the "Minority Shareholders") who will receive Yanzhou CHESS Depositary Interests (the "CDIs") and the shares underlying the CDIs will be the H Shares and those CDIs will be traded on the Australian Securities Exchange ("ASX") (the "Shares Exchange Transaction"). After the Share Exchange Transaction, Yancoal Australia will be delisted from ASX and become a wholly-owned subsidiary of the Company.

On the conditions of the update of the shares change transaction and in order to protect the interests of the Company and the shareholders, the Company has decided to stop the shares swap transaction arrangement.

IV. MAJOR CONNECTED TRANSACTIONS

The Group's connected transactions were mainly made with the Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and asset purchase transactions.

(I) Continuing Connected Transactions

Upon the restructuring of the Company for listing, the Controlling Shareholder injected its major coal production and operation assets and related business into the Company, while the remaining businesses and assets of the Controlling Shareholder continue to provide products, materials and logistics support services to the Company. In addition, upon the commencement of the official operation of Yankuang Group Finance Company Limited (a subsidiary of the Controlling Shareholder), it also provides financial services, such as deposits, borrowings and settlement services, to the Group. As the Controlling Shareholder and the Company are both located in Zoucheng City, Shandong Province, the Group is able to obtain a steady, stable and continuing source of materials, ancillary support services, financial and other services from the Controlling Shareholder, which can alleviate the operational risk, financing cost and financing risk and which in turn benefits the Company's daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, thereby ensuring a stable sales market to the Company. The above connected transactions are necessary and will continue.

At the 2011 annual general meeting held on 22 June 2012, five continuing connected transaction agreements, namely, the "Provision of Material Agreement", "Provision of Labor and Services Agreement", "Provision of Insurance Fund Administrative Services Agreement", "Provision of Products, Materials and Equipment Agreement" and "Provision of Electricity and Heat Agreement", together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. The main ways to determine transaction price include state price, market price and reasonable pricing. State price has priority when available; Market price is applied when the state price is not available; Reasonable pricing (reasonable cost plus reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013, the Company and Yankuang Group Finance Company Limited entered into the "Financial Services Agreement". The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions for the year 2013. It has been agreed that the rates for the fees to be charged by Yankuang Group Finance Company Limited for the financial services to be provided to the Group shall be equal to or be more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risks control measures were also established to safeguard the security of the fund systematically.

1. *Continuing connected transaction of the supply of materials and services*

(the data below are calculated in accordance with the CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB3.4066 billion in 2013. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB2.5028 billion.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2013:

	2013		2012		
	Amount (RMB'000)	**Percentage of operating income (%)**	Amount (RMB'000)	Percentage of operating income (%)	Increase/decrease of connected transactions (%)
Sales of goods and provision of services by the Group to its Controlling Shareholder	**3,406,643**	**5.80**	3,803,282	6.37	-10.43
Sales of goods and provision of services by the Controlling Shareholder to the Group	**2,502,843**	**4.26**	3,476,244	5.83	-28.00

The table below shows the effect on the Group's profits from sales of coal by the Group to the Controlling Shareholder in 2013:

	Operating income (RMB'000)	Operating cost (RMB'000)	Gross profits (RMB'000)
Coal sold to the Controlling Shareholder	2,839,839	1,344,948	1,494,891

2. *Continuing connected transaction of insurance fund*

Pursuant to the Provision of Insurance Fund Administrative Services Agreement and the annual transaction caps for the years of 2012 to 2014 provided therein, as approved at the 2011 annual general meeting, the Controlling Shareholder shall provide free management and handling services for the Group's endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the "Insurance Fund"). The amount of the Insurance Fund paid by the Group for the year 2013 was RMB1.4285 billion.

3. *Continuing connected transaction of financial services*

Pursuant to the "Financial Services Agreement", and the annual transaction cap for the year 2013 provided therein, as approved at the twelfth meeting of the fifth session of the Board, as at 31 December 2013, the balance of deposit and loan of the Group in Yankuang Group Finance Company Limited was RMB103.5 million and RMB185.1 million, respectively. In 2013, the payment of the fees for financial services by the Group was RMB1.645 million.

The following table sets out the details of the annual transaction caps and actual transaction amounts for 2013 for the above continuing transactions.

062

No.	Type of connected transaction	Agreement	Annual transaction cap for the year 2013 (RMB'000)	Value of transaction for the year 2013 (RMB'000)
1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	1,404,710	1,196,372
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,501,050	1,306,471
3	Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group's staff	Provision of Insurance Fund Administrative Services Agreement	1,658,420	1,428,508
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Agreement	4,180,900	3,294,968
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	111,675
6	Financial services provided by Yankuang Group:	Financial Services Agreement		
	– deposit balance		2,150,000	103,464
	– comprehensive credit facility services		2,000,000	185,102
	– miscellaneous financial services fees		28,540	1,645

4. *Opinion of the Independent Non-executive Directors*

The Company's independent non-executive Directors have reviewed the Group's continuing connected transactions with the Controlling Shareholder for the year 2013 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions stated under the section headed "1. Continuing Connected Transactions" above has not exceeded the annual transaction caps for the year 2013 approved by independent Shareholders and the Board.

5. *Opinion of the Auditors*

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been carried out in accordance with the relevant provisions of the agreements governing the transactions; and (4) have not exceeded the relevant annual caps.

(II) The Signing of the 2014 Continuing Connected Transaction Agreement and the revision of the existing annual cap for the continuing connected transaction for the year 2014

As approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company entered into the Provision of Special Labor and Services Agreement and the Financial Services Agreement with Yankuang Group and Yankuang Group Finance Co., Ltd., respectively, determining the annual caps for the transactions thereunder for the year 2014. The Board also proposed to revise the existing annual caps for the year of 2014 in respect of the transaction under the Provision of Products, Material and Equipment Leasing Agreement. Such proposal will be submitted to the 2013 annual general meeting for review and approval. For details, please refer to the "Announcement in relation to the Continuing Connected Transactions" dated 21 March 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

(III) Credit and Debt Obligation Between the Group and the Controlling Shareholder are Mainly Due to the Mutual Sales of Goods and Provision of Services

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2013 is detailed as follows:

	Fund to related parties provided by the Group			Fund to the Group provided by related parties		
Related parties	Balance at the beginning (RMB'000)	Amount occurred (RMB'000)	Closing balance (RMB'000)	Balance at the beginning (RMB'000)	Amount occurred (RMB'000)	Closing balance (RMB'000)
Yankuang Group	2,868,744	11,118,182	556,159	1,767,998	3,983,219	1,111,496

As at 31 December 2013, neither the Controlling Shareholder nor its subsidiaries had occupied the Group's funds for non-operational matters.

Details of the Group's connected transactions prepared in accordance with the IFRS are set out in Note 52 to the consolidated financial statements prepared in accordance with the IFRS, or Note VII as prepared in accordance with the CASs. The various related transactions set out in Note 52 to the consolidated financial statements prepared in accordance with the IFRS, or Note VII as prepared in accordance with CASs, also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this section, the Group was not a party to any material connected transactions during the reporting period.

V. MATERIAL CONTRACTS & PERFORMANCE

(I) During the reporting period, the Company has not been involved in any trust arrangement, contract or lease of any other companies' assets or any trust arrangement, contract or lease of the Company's assets to any other companies that can contribute more than 10% (including 10%) of the total profits of the Company for the year.

(II) Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees of the Company (excluding guarantees to the controlled subsidiaries)	
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period (A)	0
Guarantees to controlled subsidiaries	
Total amount of guarantee to controlled subsidiaries during the reporting period	80.23
Total balance of guarantee to controlled subsidiaries by the end of the reporting period (B)	331.72
Total guarantees (including guarantees to controlled subsidiaries)	
Total amount of guarantees (A+B)	331.72
Percentage of total amount of guarantee in the equity attributable to the equity holders of the Company (%)	82.15
Including:	
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	331.72
Total amount of guarantee exceeding 50% of net assets (E)	129.83
Total amount of the above 3 categories guarantees (C+D+E)	461.55

Note: The above table is prepared based on CASs and calculated on the formula of USD1=RMB6.0969 and AUD1=RMB5.4301.

1. *Information on guarantees that occurred in the previous period but were extended to the current reporting period:*

As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests in Yancoal Resources and USD1.015 billion was due on 17 December 2012. The remaining principal of USD915 million was rolled over for another 5 years to 16 December 2017 after repaying bank loan USD100 million. On 17 December 2013, the principal of USD1.015 billion was due, of which, Yancoal Australia has paid USD100 million, and the remaining principal of USD915 million was rolled over to 16 December 2018 for another 5 years. As at 31 December 2013, the balance of the above loan was USD2.84 billion. USD1.925 billion and RMB6.545 billion loan of Yancoal Australia were guaranteed by the Company.

As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the sixth meeting of the fifth session of the Board, the Company issued bank guarantee to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for the bank loan of USD203 million. On 2 December 2013, Yancoal International (Holding) Company Limited has fully paid off, and on the same day, the Company was discharged the guarantee liabilities.

A total of AUD142 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

2. *Information on guarantees arising during the current reporting period:*

As approved at the 2011 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee, not exceeding AUD300 million, for their daily operation. During the reporting period, there were AUD156 million performance deposits and performance guarantees in total for needed operation of Yancoal Australia and its subsidiaries.

As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB3 billion for its wholly-owned subsidiary of the Company, Yancoal International (Holding) Company Limited, which made a bank loan of USD455 million.

As approved at the 2012 annual general meeting, the Company provided a guarantee of RMB4.176 billion for its wholly-owned subsidiary of the Company, Yancoal International (Holding) Company Limited, which made a loan of USD600 million.

Based on the "2013 Annual Auditing Report of Yanzhou Coal Mining Company Limited" prepared by the Company's auditors, and the "2013 External Guarantees of Yanzhou Coal Mining Company Limited" issued by the Company, the independent Directors expressed their independent opinion regarding the above guarantees.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

(III) Other Material Contracts

Save as the related agreements of disclosed events in this chapter, the Company was not a party to any other material contracts during the reporting period.

VI. APPOINTMENT AND DISMISSAL OF AUDITORS

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong, hereinafter referred to as "Shine Wing Certified Public Accountants"), Grant Thornton (including Grant Thornton and Grant Thornton Hong Kong Limited) (overseas, HKCPA) hereinafter referred to as "Grant Thornton") as its domestic and international auditors, respectively.

As approved at the 2012 annual general meeting on 15 May 2013, the Company engaged Shine Wing Certified Public Accountants and Grant Thornton as its domestic and international auditors of the Company for the year 2013.

During the reporting period, Shine Wing Certified Public Accountants was responsible for the examination and appraisal of the efficiency of internal control of the financial statements of the Company; Grant Thornton was responsible for the examination and appraisal of whether the internal control system of the Company was in compliance with the requirements of the US Sarbanes-Oxley Act.

During the reporting period, as approved at the general meeting, the Board was authorized to determine and pay the auditors' remuneration. The Company was responsible for auditors' on-site audit accommodation and meal expenses, but not for any other related expenses, such as travelling expenses.

The Auditors' remuneration of the Group for the years 2013 and 2012 are listed as follows:

Item	2013	2012
Fees for annual auditing and reviewing financial statements	**RMB4.68 million**	RMB4.68 million
Fees for annual auditing and evaluation for the internal control system of the Company	**RMB3.12 million**	RMB3.12 million
Fees for annual auditing and evaluation of the internal control system of Yancoal Australia	**AUD1.35 million**	AUD1.35 million

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the reporting accountants will not have any impact on the independency of the auditors' opinion.

Shine Wing has been the Company's domestic auditors since June 2008 and Grant Thornton has been the Company's international auditors since December 2010.

VII. PERFORMANCE OF THE UNDERTAKINGS

Undertaker	Undertakings	Deadline for performance	Performance
Yankuang Group	**Avoidance of horizontal competition** Yankuang Group and the Company entered into the Restructuring Agreement when the Company was restructured in 1997. At that time, Yankuang Group made an undertaking that it would take various effective measures to avoid horizontal competition with the Company.	Long-term effective	Performance ongoing (there has no violation of undertaking by Yankuang Group)
	Transfer of the mining right of Wanfu coal mine In 2005, the Company acquired equity interests of Heze Neng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once such mining right is obtained 12 months later.	Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)
	not reducing shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period Yankuang Group has increased its shareholding in the Company, amounting to 180 million H shares, through its wholly-owned subsidiary incorporated in Hong Kong on 9 September 2013 and 24 September 2013, respectively. The increase plan was completed on 24 September 2013. Yankuang Group undertook that it will not reduce its shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period.	Within 6 months after the completion of the increase plan, i.e. before 24 March 2014	Performance ongoing (during the period of the implementation of the Further Increase Plan and as at the disclosure date of this annual report, Yankuang Group does not reduce its shareholding in the Company)

VIII. THE AMENDMENT TO THE ARTICLES OF YANZHOU COAL MINING COMPANY LIMITED

For the details of the amendment to the Articles, please refer to the paragraph headed "I. Corporate Governance" under the chapter headed "Chapter 8 Corporate Governance" in this annual report.

IX. INCREASING REGISTERED CAPITAL OF HAOSHENG COMPANY

As approved at the general meeting of the shareholders of Haosheng Company on 8 April 2013, all the shareholders injected further capital in Haosheng Company on a pro-rata basis, increasing the registered capital from RMB500 million to RMB800 million, of which, RMB224.46 million is from the Company.

X. INCREASE OF SHAREHOLDING IN THE COMPANY BY THE OVERSEAS WHOLLY-OWNED SUBSIDIARY OF YANKUANG GROUP

Yankuang Group has increased its shareholding in the Company, amounting to 180 million H shares, through its wholly-owned subsidiary incorporated in Hong Kong on 9 September 2013 and 24 September 2013, respectively, representing approximately 3.66% of the total issued share capital of the Company.

For details, please refer to the "Announcement on Increase of Shareholding in the Company by the Controlling Shareholder and its Concert Parties of Yanzhou Coal Mining Company Limited" and the "Announcements on Completion of the Plan in Relation to the Increase of Shareholding in the Company by the Controlling Shareholder and its Concert Parties of Yanzhou Coal Mining Company Limited" published on 9 September 2013 and 24 September 2013, respectively. The above disclosure information was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

XI. ESTABLISHMENT OF SHANDONG YANMEI RIZHAO PORT COAL STORAGE AND BLENDING COMPANY LIMITED

On 17 January 2013, the Company, Rizhao Port Co., Ltd. and Shandong Shipping Co., Ltd. jointly established Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. as approved at the general manager working meeting of the Company held on 30 March 2012. Its main scope of business includes: coal processing and trading; sales of coking coal and iron ore; import and export of commodity; storage, transfer services and logistics distribution, with registered capital of RMB300 million, of which, RMB153 million is from the Company with equity interests of 51%.

XII. ESTABLISHMENT OF COAL PREPARATION MANAGEMENT CENTRE OF YANZHOU COAL MINING COMPANY LIMITED

As approved at the eighteenth meeting of the fifth session of the Board held on 25 October 2013, the Company established Coal Preparation Management Centre of Yanzhou Coal Mining Company Limited, which is responsible for the centralized management of the coal preparation and process business of the Company.

XIII. ESTABLISHMENT OF SHENGDI FENLEI COAL PREPARATION ENGINEERING TECHNOLOGY (TIANJIN) COMPANY LIMITED

As approved at the general manager working meeting of the Company held on 21 October 2013, the Company and Tianjin Fenlei Coal Preparation Science and Technology Company Limited jointly established Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Company Limited on 11 December 2013. Its main scope of business includes: the technological development, transfer, consultation, services of coal preparation and coal processing; managed operation of coal preparation plant; maintenance of special equipment in coal mines, etc, with registered capital of RMB30 million, of which, RMB15 million is from the Company with equity interests of 50%.

XIV. RESTRUCTURING DEPARTMENTS OF THE COMPANY

As approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, some departments of the Company were restructured: Auditing Department and Risk Management Department were incorporated into Auditing& Risk Management Department; Electromechanical Department and Environmental Protection & Energy Saving Department were incorporated into Electromechanical & Environmental Protection Department; Business Management Department, Technology Centre, Resources Development Department, Information Management Department and Overseas Business Department were dismissed and functionally restructured. General Affairs Department was renamed as General Affairs Office; Finance Department was renamed as Financial Management Department; Industrial Relations Office was renamed as Villages Relocation Affairs Office. Shandong Coal Technology Institute was established.

XV. During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders holding more than 5% of shares of the Company, actual controlling persons have not been investigated by the relevant authorities or imposed compulsory measures by judiciary department, or been transferred to judicial bodies or be held criminally liable by the relevant authorities and judicial departments nor have any of them been inspected or punished by the CSRC, banned from entering the securities markets, criticized in the form of circulating a notice, confirmed as not fit or proper persons, be publicly reprimanded by other administrative departments and the stock exchanges.

Changes in Shares and Shareholders

I. CHANGES IN SHARES

During the reporting period, the total number of shares of the Company remained the same.

During the reporting period, the capital structure of the Company changed as part of the shares with restricted trading moratorium held by Yankuang Group and resigned Supervisors were released from the moratorium.

(I) Changes in shares are as follows:

Unit: share Par value per share: RMB1.00

	Before change		Increase/	After change	
	Shares	Percentage (%)	Decrease (+,-)	Shares	Percentage (%)
1. Listed shares with restricted trading moratorium	2,600,021,800	52.8632	-2,600,001,800	20,000	0.0004
Shares held by state-owned legal person	2,600,000,000	52.8627	-2,600,000,000	0	0
Natural person shareholding in A Shares	21,800	0.0005	-1,800	20,000	0.0004
2. Shares without trading moratorium	2,318,378,200	47.1368	+2,600,001,800	4,918,380,000	99.9996
A Shares	359,978,200	7.3190	+2,600,001,800	2,959,980,000	60.1818
H Shares	1,958,400,000	39.8178	0	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000	0	4,918,400,000	100.0000

As at the latest practicable date prior to the issue of this annual report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company's total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

(II) Changes in shares with restricted trading moratorium are as follows:

Unit: share

Name of shareholder	Number of shares with restricted trading moratorium at the beginning of year	Number of shares released from trading moratorium	Increase in number of shares with restricted trading moratorium	Number of shares with restricted trading moratorium at the end of year	Reasons for trading moratorium	Date of release from trading moratorium
Yankuang Group	2,600,000,000	2,600,000,000	0	0	Undertakings were made by Yankuang Group in Yanzhou Coal's share split: shares withrestricted trading moratorium should be released from moratorium after all undertakings have been performed.	6 September 2013
Wu Yuxiang	20,000	20,000	0	20,000	In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.	–
Song Guo	1,800	1,800	0	0		15 November 2013

II. SECURITIES ISSUANCE AND LISTING

(I) Securities issuance in 2012

	USD corporate bond		Renminbi corporate bond	
Examination and approval procedures	Approved at the 2012 second extraordinary general meeting of the Company held on 23 April 2012		Approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC (Zhengjianxuke [2012] No.592)	
Issuer	Yancoal International Resources Development Co., Ltd.		Yanzhou Coal Mining Co., Ltd.	
Issuing date	9 May 2012		23 July 2012	
Interest rate	4.461%	5.73%	4.20%	4.95%
Amount of issuance	USD450 million	USD550 million	RMB1 billion	RMB4 billion
Approved amount of shares to be listed	USD450 million	USD550 million	RMB1 billion	RMB4 billion
Date and place of listing	traded on the Hong Kong Stock Exchange on 17 May 2012		traded on the Shanghai Stock Exchange on 15 August 2012	
Maturity date	16 May 2017	16 May 2022	23 July 2017	23 July 2022
Guaranteed by	Yanzhou Coal Mining Co., Ltd.		Yankuang Group Co., Ltd.	
Net proceeds	USD991.2 million		RMB4.95 billion	
Use of proceeds	replenishing the working capital of the Company		replenishing the working capital of the Company	
Total amount of proceeds that has been used in 2012	USD991.2 million		RMB4.95 billion	
Total accumulated amount of proceeds that has been used	USD991.2 million		RMB4.95 billion	
Total amount of remaining proceeds	0		0	
Usage and destination of the remaining proceeds	–		–	
Date and credit rating of tracked ratings	30 June 2013 S &P's: BB+ Rating outlook: stable Moody's: Ba1 Rating outlook: stable Fitch: BBB-Rating outlook: negative		30 September 2013 Dagong Global: AAA Rating outlook: stable	
Changes in bond	No change	No change	No change	No change
Principal payment in this year	No	No	No	No
Interest payment in this year	USD20.3533 million	USD31.2362 million	RMB42 million	RMB198 million
Whether the principal or interest payment breached the contract	No	No	No	No
Whether the principal or interest payment will have the risk of reimbursement schedule in the future	No	No	No	No
Significant lawsuits affected by reimbursement schedule of bonds	No		No	

(II) Securities issuance in 2013

	First issue of 2013 short-term notes	First issue of 2013 debt financing notes through private placement notes
Examination and approval procedures	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013
Issuing date	12 November 2013	25 December 2013
Interest rate	6.0%	6.80%
Issue price	RMB100/par value RMB100	RMB100/par value RMB100
Planned amount of issue in total	RMB5 billion	RMB1 billion
Actual amount of issue in total	RMB5 billion	RMB1 billion
Maturity date	14 November 2014	26 March 2014
Use of proceeds	replenishing the working capital of the Company, repaying the loan from financial institutions	repaying the loan from financial institutions
Total amount of proceeds that has been used in 2013	RMB5 billion	RMB 1 billion
Total accumulated amount of proceeds that has been used	RMB5 billion	RMB1 billion
Total amount of remaining proceeds	0	0
Usage and destination of the remaining proceeds	—	—

Note: As at the end of this reporting period, the remaining available amount of short-term financing notes and debt financing notes through private placement notes which the Company has been approved to register were RMB10 billion and RMB4 billion, respectively. The Company may issue the private placement notes or short-term notes in multiple tranches.

Including the above bonds, as at 31 December 2013, the debt-to-assets ratio of the Group was 65.3% which was still at the healthy level.

III. SHAREHOLDERS

(I) Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2013, the Company had a total of 103,391 Shareholders, of which 1 were holders of A Shares subject to a trading moratorium, 103,087 were holders of A Shares without trading moratorium and 303 were holders of H Shares.

(II) The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2013, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

Number of Shareholders and shareholdings

Unit: share

Total number of Shareholders as at 31 December 2013	103,391	Total number of Shareholders as at 17 March 2014	100,694

Shareholdings of the top ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.63	1,949,286,345	-3,661,600	0	Unknown
ICBC-Penghua China Securities A Shares Resource Industry Index Classified Securities Investment Fund	Others	0.10	5,161,417	5,161,417	0	0
ICBC-China Southern Long Yuan Industry Theme Stock Securities Investment Fund	Others	0.08	4,092,865	4,092,865	0	0
Yao Shixing	Domestic natural person	0.08	4,029,939	4,029,939	0	0
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	Others	0.08	3,720,827	3,720,827	0	0
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.06	3,185,453	-1,507,048	0	5600

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,287,602	388,402	0	0
Xie Xunxiang	Domestic natural person	0.05	2,222,841	2,222,841	0	0
Shandong International Trust Co., Ltd.	State-owned legal person	0.04	2,080,000	-20,000	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held
Yankuang Group Co., Ltd	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,949,286,345	H Shares
ICBC-Penghua China Securities A Shares Resource Industry Index Classified Securities Investment Fund	5,161,417	A Shares
ICBC-China Southern Long Yuan Industry Theme Stock Securities Investment Fund	4,092,865	A Shares
Yao Shixing	4,029,939	A Shares
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	3,720,827	A Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	3,185,453	A Shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,287,602	A Shares
Xie Xunxiang	2,222,841	A Shares
Shandong International Trust Co., Ltd.	2,080,000	A Shares
Connected relationship or concerted-party relationship among the above Shareholders	The wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180 million H shares through HKSCC (Nominees) Limited. Apart from this, it is unknown whether other shareholders are connected with one another or whether any of these shareholders fall within the meaning of parties acting in concert.	

Notes:

1. The above information regarding "Total number of Shareholders" and "The top ten Shareholders and the top ten holders of tradable shares" is based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.

2. As the clearing and settlement agent for the Company's H Shares, HKSCC (Nominees) Limited holds the Company's H Shares in the capacity of a nominee.

3. During the reporting period, Yankuang Group has increased its shareholdings in the Company through its wholly-owned subsidiary incorporated in Hong Kong by acquiring H shares of the Company, representing approximately 3.66% of the total issued share capital of the Company. As at the end of the reporting period, Yankuang Group and its wholly-owned subsidiary incorporated in Hong Kong held in aggregate 2,780,000,000 shares of the Company, representing approximately 56.52% of the total issued share capital of the Company.

4. As at 31 December 2013, among the A shares of the Company held by Jiashi CSI300 Transactional Open-end Index Securities Investment Fund, 5,600 A shares of which were frozen because of the redemption.

(III) Substantial Shareholders' Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 31 December 2013, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the "SFO"); II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (Note 1)	H shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
Deutsche Bank Aktiengesellschaft	H Shares	Beneficial owner	80,599,060	Long position	4.12%	1.64%
			72,942,206	Short position	3.72%	1.48%
		Interest of controlled corporations	1,978,000	Long position	0.10%	0.04%
		Person having a security interest in shares	33,067,466	Long position	1.69%	0.67%
			29,924,860	Short position	1.53%	0.61%
		Custodian corporation/ approved lending agent	9,173,800	Long position	0.47%	0.19%
Templeton Asset Management Ltd.	H Shares	Investment manager	176,182,000	Long position	9.00%	3.58%
JP Morgan Chase & Co.	H Shares	Beneficial owner	52,374,052	Long position	2.67%	1.06%
			16,790,776	Short position	0.86%	0.34%
		Investment manager	873,468	Long position	0.04%	0.02%
		Custodian corporation/ approved lending agent	64,229,124	Long position	3.28%	1.31%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%

Notes:

1. Yankuang Group's wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.

2. The percentage figures above have been rounded off to the nearest second decimal place.

3. Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, no other Shareholders recorded in the register of the Company as at 31 December 2013 had an interest of 5% or more of the Company's issued shares.

(V) Legal Persons as Shareholders with Shareholding of 10% or More

During the reporting period, the Controlling Shareholder or actual controller of the Company remained unchanged.

As at 31 December 2013, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company; the wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 shares in the Company, representing 3.66% of the total share capital of the Company; Yankuang Group and the wholly-owned subsidiary incorporated in Hong Kong held 2,780,000,000 shares in the Company, representing 56.52% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company established upon reform on 12 March 1996. Its registered capital is RMB3,353.388 million, the organization code is 16612000-2, and its legal representative is Mr. Zhang Xinwen. Yankuang Group is principally engaged in coal production& sales, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment and financial investment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of Shandong Provincial Government.

In 2013, the operating income of Yankuang Group was RMB105.6 billion with total operating profit of RMB100 million and net operating cash flow of RMB1.5 billion. By the end of 2013, the total asset, total liability and total owner's equity were RMB191.6 billion, RMB143.6 billion and RMB48 billion, respectively.

Yankuang Group has established and implemented a scientific plan in strengthening and optimizing coal production, making coal chemical products perfect and innovative, making the industries of coal-electrolytic aluminum and manufacturing of whole set of machinery and electrical equipment more professional and special, expanding and consolidating financial investment and financing, getting actively involved in the strategic emerging industry such as modern services to promote industrial quality and comprehensive competitiveness, realizing efficient development of transformation and upgrading in Yankuang Group.

As at 31 December 2013, share equities held by Yankuang Group of other listed controlled companies and joint stock companies at home and abroad are as follows:

No.	Name of the Listed company	Stock exchange	Stock code	Number of shares held (shares)	Percentage of shares held (%)
1	Guizhou Panjiang Refined Coal Co., Ltd.	Shanghai Stock Exchange	600395	191,972,653	11.60
2	Rizhao Port Co., Ltd.	Shanghai Stock Exchange	600017	186,514,800	7.09
3	Tiandi Science and Technology Co., Ltd.	Shanghai Stock Exchange	600582	17,470,297	1.44
4	Shenzhen DAS Intelligence Co., Ltd.	Shenzhen Stock Exchange	002421	4,511,836	2.16

Diagram of equity and relationship of control between the Company and the actual controller:


SASAC of Shandong Province
Shareholding: 100%
Yankuang Group Company Limited
Direct Shareholding: 52.86%
Yanzhou Coal Mining Company Limited

As at 31 December 2013, HKSCC Nominees Limited held 1,949,286,345 H Shares, representing 39.63% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(VI) Pre-emptive Rights

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Directors, Supervisors, Senior Management and Employees

I. BASIC INFORMATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. Basic information of Directors, Supervisors and senior management

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & ending date of the current office term [Note 1]
Li Xiyong	Male	Chairman of the Board	0	0	0	–	9 September 2013 - 20 May2014
Zhang Xinwen	Male	Vice chairman of the Board	0	0	0	–	9 September 2013 - 20 May 2014
Zhang Yingmin	Male	Director	0	0	0	–	20 May 2011 - 20 May 2014
Shi Xuerang	Male	Director	0	0	0	–	20 May 2011 - 20 May 2014
Wu Yuxiang	Male	Director. Chief Financial Officer	20,000	0	20,000	No change	20 May 2011- 20 May 2014
Zhang Baocai	Male	Director. Deputy general manager, Secretary of the Board	0	0	0	–	20 May 2011 - 20 May 2014
Dong Yunqing	Male	Employee director	0	0	0	–	22 March 2011 - 20 May 2014
Wang Xianzheng	Male	Independent director	0	0	0	–	20 May 2011 - 20 May 2014
Cheng Faguang	Male	Independent director	0	0	0	–	20 May 2011 - 20 May 2014
Wang Xiaojun	Male	Independent director	0	0	0	–	20 May 2011 - 20 May 2014
Xue Youzhi	Male	Independent director	0	0	0	–	20 May 2011 - 20 May 2014
Zhang Shengdong	Male	Supervisor	0	0	0	–	20 May 2011 - 20 May 2014
Zhen Ailan	Female	Supervisor	0	0	0	–	20 May 2011 - 20 May 2014
Wei Huanmin	Male	Employee supervisor	0	0	0	–	22 March 2011 - 20 May 2014
Xu Bentai	Male	Employee supervisor	0	0	0	–	22 March 2011 - 20 May 2014
Yin Mingde	Male	General manager	0	0	0	–	6 March 2014 — 20 May 2014
Shi Chengzhong	Male	Deputy general manager	0	0	0	–	20 May 2011 - 20 May 2014
Liu Chun	Male	Deputy general manager	0	0	0	–	2 December 2011 - 20 May 2014
Ding Guangmu	Male	Deputy general manager	0	0	0	–	6 March 2014 — 20 May 2014
Wang Fuqi	Male	Chief engineer	0	0	0	–	6 March 2014 — 20 May 2014

Notes:

1. The above terms of office end at the closing of the Shareholders' meeting for the election of members for the new sessions of the Board and Supervisory Committee and at the closing of the Board meeting for the appointment or dismissal of senior management, respectively.

2. Save as disclosed above, as at 31 December 2013, none of the Directors, chief executives or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the "**Model Code**") (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

   All of the above disclosed interests represent the Company's long position in shares.

3. As at 31 December 2013, the Directors, Supervisors and senior management together held 20,000 A Shares, representing 0.0004% of the Company's total issued share. The Directors held these shares as beneficial owners.

   As at 31 December 2013, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any restricted shares of the Company or any rights to subscribe for any shares or debentures of the Company or its associated corporations.

2. Resignation of Directors, Supervisors and senior management during the reporting period

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & ending date of the current office term
Li Weimin	Male	Chairman of the Board	0	0	0	–	20 May 2011–22 July 2013
Wang Xin	Male	Vice Chairman of the Board	0	0	0	–	20 May 2011–22 July 2013
Song guo	Male	Chairman of supervisory committee	1,800	0	1,800	No change	20 May 2011–15 May 2013
Zhou Shoucheng	Male	Vice chairman of supervisory committee	0	0	0	–	20 May 2011–15 May 2013
Zhang Yingmin	Male	General manager	0	0	0	–	20 May 2011– 8 January 2014
He Ye	Male	Deputy general manager	0	0	0	–	20 May 2011– 6 March 2014
Lai Cunliang	Male	Deputy general manager	0	0	0	–	20 May 2011– 6 March 2014
Tian Fengze	Male	Deputy general manager	0	0	0	–	20 May 2011– 6 March 2014
Ni Xinghua	Male	Chief engineer	0	0	0	–	20 May 2011– 6 March 2014

II. MAJOR WORK PROFILE

(I) Brief Biography of Directors, Supervisors and Senior Management

Directors

LI Xiyong, aged 50, a research fellow in applied engineering technology with an EMBA degree, is the chairman of the Company and a director, general manager and deputy secretary of the party committee of Yankuang Group. Mr. Li commenced his career in the year of 1981. He was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. ("Xinwen Group") in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In May 2010, he was appointed as the chairman and secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd. and the chairman and secretary of the party committee of Xinwen Group. In July 2013, he was appointed as the director, general manager and deputy secretary of the party committee of Yankuang Group. In September 2013, he was appointed as the chairman of the Company. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

ZHANG Xinwen, aged 49, a senior economist with a master's degree, is the vice chairman of the Company and the chairman and secretary of the party committee of Yankuang Group. Mr. Zhang commenced his career in July 1988. He was appointed as the deputy secretary and the head of Jiyang County in February 2001. In September 2006, he was appointed as the secretary of Jiyang County. He was appointed as the director and party committee secretary of Jinan High-tech Industry Development Zone Management Committee, and the director of International Innovation Park of National Information and Communication Management Committee in February 2012. In July 2013, Mr. Zhang joined Yankuang Group and was appointed as the chairman and secretary of the party committee of Yankuang Group. In September 2013, he was appointed as the vice chairman of the Company. Mr. Zhang graduated from Shandong University.

ZHANG Yingmin, aged 60, a research fellow in applied engineering technology with an EMBA degree, is a Director of the Company. Mr. Zhang joined the Company's predecessor in 1971. He was appointed as the head of Production and Technology Department of Yankuang Group in 1996. He was appointed as the head of Baodian Coal Mine in 2000. He was appointed as an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, he was appointed as a director of Yankuang Group and the head of Safety Supervision Bureau of the Company from 2004 to 2007. He was appointed as the general manager of the Company in March 2011 and a Director of the Company in May 2011. Mr. Zhang graduated from Nankai University.

SHI Xuerang, aged 59, a senior engineer with an EMBA degree, is a Director of the Company and deputy secretary of the party committee of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He was appointed as a deputy general manager of Yankuang Group in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi became the deputy secretary of the party committee of Yankuang Group in January 2014. Mr. Shi graduated from Nankai University.

WU Yuxiang, aged 52, a senior accountant with a master's degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company's predecessor in 1981. Mr. Wu was appointed as the head of the Finance Department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, aged 46, a senior accountant with an EMBA degree, is a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company's predecessor in 1989 and was appointed as the head of the Planning and Finance Department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

DONG Yunqing, aged 58, a professor-level senior administrative officer, is a Director of the Company. Mr. Dong joined the Company's predecessor in 1981 and was the vice chairman of the Labor Union of Yankuang Group from 1996 to 2002. He was the chairman of the Labor Union of the Company from 2002 to July 2013. Mr. Dong was appointed as a Director in 2002. Mr. Dong graduated from Central Communist Party School Correspondence Institute.

Independent Non-Executive Directors

WANG Xianzheng, aged 67, a professor-level senior engineer with a bachelor degree, is currently the president of China Coal Industry Association. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, the deputy head of the State Administration of Coal Mine Safety and a party member from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal Industry Association. Mr. Wang graduated from Fuxin School of Mining.

CHENG Faguang, aged 71, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice governor of the people's government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the executive vice governor of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People's Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

WANG Xiaojun, aged 59, a solicitor admitted in the PRC, Hong Kong, England and Wales, is a holder of master degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of Northern International Cooperation Co., Ltd., China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Co., Ltd and Oriental Patron Financial Investments Ltd. Mr. Wang graduated from the Renmin University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, aged 49, holder of a master's degree in corporate management, a doctor's degree in economics and a post-doctoral degree in business management, is currently an associate dean, a professor and a supervisor of doctoral students in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed a number of national natural science fund and national social science fund projects. Mr. Xue became the associate dean of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University and Nankai University.

Supervisors

ZHANG Shengdong, aged 57, is a senior accountant and a Supervisor of the Company. He is also the deputy general manager of Yankuang Group. Mr. Zhang joined the Company's predecessor in 1981 and became the head of the Finance Management Department of Yankuang Group in 1999. He also became the deputy chief accountant of Yankuang Group and a Supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. In January 2014, Mr. Zhang was appointed as the deputy general manager of Yankuang Group. Mr. Zhang graduated from China University of Mining and Technology.

ZHEN Ailan, aged 50, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy chief accountant and the head of the Audit and Risk Management Department of Yankuang Group. Ms. Zhen joined the Company's predecessor in 1980. She became the deputy director of the Audit Division of Yankuang Group in 2002 and was appointed as the deputy director of the Audit Department of Yankuang Group in 2005. In 2012, Ms. Zhen became the head of the Audit Department of Yankuang Group. In March 2014, she was appointed as the deputy chief accountant and the head of the Audit and Risk Management Department of Yankuang Group. In 2008, Ms. Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 57, a professor-level senior administrative officer and an employee supervisor and the secretary of the Disciplinary Inspection Committee of the Company. Mr. Wei joined the Company's predecessor in 1984. He was the deputy secretary of the Disciplinary Inspection Committee and the director of the Division of Inspection of the Company from 2002 to 2006. He was the secretary of the Disciplinary Inspection Committee of the Company from 2006 to March 2014. In 2008, Mr. Wei became an employee supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 55, a professor-level senior administrative officer with a master's degree, is an employee supervisor of the Company. Mr. Xu joined the Company's predecessor in 1978 and became the chairman of Jining III Coal Mines Labor Union in 1999. He was the deputy secretary of the party committee and the secretary of the Disciplinary Inspection Committee of Jining II Coal Mine from 2011 to January 2014. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu graduated from the Party School of Shandong Provincial Communist Committee.

Senior Management

YIN Mingde, aged 51, a senior engineer, a senior administrative officer and a certified safety engineer with a master's degree, is the general manager of the Company. Mr. Yin joined the Company's predecessor in 1980 and became deputy manager of Beisu Coal Mine in 1997. In 2000, he was appointed as the deputy director of Marketing Department under Strategic Resource Development Department of Yankuang Group. In 2002, he was appointed as the general manager of Yankuang Group Shanxi Neng Hua Co., Ltd. In 2006, he was appointed as the general manager of Yanzhou Coal Shanxi Neng Hua Co., Ltd. and the chairman and party committee secretary of Shanxi Tianhao Chemicals Co., Ltd. In 2011, he was appointed as the general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. In 2012, he was appointed as the chairman, general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. and the chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In March 2014, he was appointed as the general manager of the Company. Mr. Yin graduated from East China Normal University.

SHI Chengzhong, aged 51, a research fellow in applied engineering technology with an EMBA degree and master of mining engineering, is a deputy general manager of the Company. Mr. Shi joined the Company's predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

LIU Chun, aged 52, a research fellow in applied engineering technology and an EMBA degree, is a deputy general manager of the Company. Mr. Liu joined the Company's predecessor in 1983 and became the head of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu became a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

DING Guangmu, aged 53, a senior economist with an EMBA degree, is a deputy general manager of the Company. Mr. Ding joined the Company's predecessor in 1978 and became the director of Vehicle Management Division of Yankuang Group. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he was appointed as the director and deputy secretary of party committee of Materials & Goods Supply Centre of the Company. In 2013, he was appointed as the general manager assistant of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

WANG Fuqi, aged 49, a research fellow in applied engineering technology with an EMBA degree and master of engineering, is the chief engineer of the Company. Mr. Wang joined the Company's predecessor in 1985. In 2000, he was appointed as the chief engineer of Production and Technology Division of Yankuang Group. In 2002, he was appointed as the director of Production and Technique Department. In 2003, he was appointed as the deputy chief engineer and director of Production and Technique Department of the Company. In March 2014, he was appointed as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

(II) Term of office of Directors, Supervisors and senior management in Yankuang Group

Name	Unit	Title	Employment
Li Xiyong	Yankuang Group	Director, general manager, deputy secretary of the party committee	Since 15 July 2013
Zhang Xinwen	Yankuang Group	Chairman of the board, party committee secretary	Since 15 July 2013
Zhang Yingmin	Yankuang Group	Director	From 16 December 2004 to 27 January 2014
Shi Xuerang	Yankuang Group	Deputy general manager	From 16 October 2003 to 29 January 2014
		Deputy secretary of the party committee	Since 16 January 2014
Zhang Shengdong	Yankuang Group	Head of the Finance Management Department	From 28 January 1999 to 3 February 2014
		Deputy chief accountant	From 9 June 2002 to 3 February 2014
		Assistant to the general manager	From 30 October 2008 to 3 February 2014
		Deputy general manager	Since 29 January 2014
Zhen Ailan	Yankuang Group	Head of Audit Department	From 2 December 2012 to 4 March 2014
		Deputy chief accountant Head of Audit and Risk Management Department	Since 5 March 2014

(III) Term of office of Directors, Supervisors and senior management in other entities in addition to Yankuang Group

Name	Unit	Title	Employment
Li Xiyong	Yancoal Australia Limited	Chairman of the board	Since 9 September 2013
	Yancoal International (Holding) Co., Ltd.	Chairman of the board	Since 9 September 2013
Zhang Yingmin	Yanmei Heze Neng Hua Co., Ltd.	Director	Since 14 May 2004
	Yancoal International (Holding) Co., Ltd.	Director	Since 1 September 2011
Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd.	Director	Since 14 May 2004
	Yancoal Australia Limited	Director	Since 13 August 2005
	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Director	Since 15 June 2007
	Huadian Zouxian Power Generation Co., Ltd.	Chairman of the supervisory committee	Since 14 August 2007
	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011
Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	Since 23 July 2008
	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Director	Since 17 November 2010
	Shaanxi Future Energy Chemical Co., Ltd.	Chairman of the supervisory committee	Since 22 January 2011
	Yancoal International (Holding) Co., Ltd.	Director	Since 1 September 2011
	Yancoal Australia Limited	Director	Since 26 June 2012
		Vice chairman of the board	Since 20 December 2013
		Chairman of executive committee	Since 20 January 2014
Wang Xiaojun	Oriental Patron Financial Investments Ltd.	Independent director	Since 20 August 2004
	Northern International Cooperation Co., Ltd.	Independent director	Since 21 May 2008
	China Aerospace International Holdings Ltd.	Independent director	Since 22 March 2013

038

Name	Unit	Title	Employment
	Livon Pharmaceutical Group Co., Ltd.	Independent director	Since 16 September 2013
Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Co., Ltd	Chairman of the supervisory committee	Since 15 June 2007
	Yankuang Group Finance Co., Ltd.	Chairman of the board	Since 20 July 2011
	Shaanxi Future Energy Chemical Co., Ltd.	Director	Since 22 January 2011
Zhen Ailan	Beijing Silver Letter Guanghua Real Estate Development Co., Ltd.	Supervisor	Since 30 August 2005
	Jinan Sunshine 100 Estate Development Co., Ltd.	Supervisor	Since 30 August 2005
	Yankuang Group Finance Co., Ltd.	Chairman of the Board of Supervisors	Since 18 April 2010
	Yankuang Group Donghua Co., Ltd.	Chairman of the supervisory committee	Since 1 September 2011
	Yankuang Aluminum International Trade Co., Ltd.	Head of the supervisory committee	Since 3 February 2010
Shi Chengzhong	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Chairman of the board	Since 14 November 2011
	Shaanxi Future Energy Chemical Co. Ltd.	Director	Since 22 January 2011
Liu Chun	Huadian Zouxian Power Generation Company Limited	Vice chairman of the board	Since 5 May 2011
	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Chairman of the board	Since 17 January 2013
	Shandong Coal Trading Centre Co., Ltd	Chairman of the board	Since 29 September 2013

III. REMUNERATION POLICY AND ANNUAL REMUNERATION FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the remuneration committee under the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders' general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salaries are cashed after the audit assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally on the basis of the employees' positions and responsibilities and their quantified assessment results. Performance salaries are linked to the Company's overall economic efficiency and personal performances.

During the reporting period, the aggregate wages and bonuses paid for Directors, Supervisors and senior management of the Company were RMB5.32418 million (tax inclusive), with details listed below:

Name	Title	Total salary payable for the reporting period (tax inclusive) (RMB'000)	Total salary receivable by the end of the reporting period (tax inclusive) (RMB'000)	Salary received from the Controlling Shareholder
Li Xiyong	Chairman of the Board	79.26	79.26	Yes
Zhang Xinwen	Vice chairman of the Board	79.18	79.18	Yes
Zhang Yingmin	Director	511.84	511.84	No
Shi Xuerang	Director	424.35	424.35	Yes
Wu Yuxiang	Director, CFO	468.30	468.30	No
Zhang Baocai	Director, Deputy general manager, Secretary to the Board	469.30	469.30	No
Dong Yunqing	Employee director	469.62	469.62	No
Wang Xianzheng	Independent director	130.10	130.10	No
Cheng Faguang	Independent director	130.10	130.10	No
Wang Xiaojun	Independent director	130.10	130.10	No
Xue Youzhi	Independent director	130.10	130.10	No
Zhang Shengdong	Supervisor	338.50	338.50	Yes
Zhen Ailan	Supervisor	268.57	268.57	Yes
Wei Huanmin	Employee supervisor	470.30	470.30	No

Name	Title	Total salary payable for the reporting period (tax inclusive) (RMB'000)	Total salary receivable by the end of the reporting period (tax inclusive) (RMB'000)	Salary received from the Controlling Shareholder
Xu Bentai	Employee supervisor	460.65	460.65	No
Yin Mingde	General manager	697.66	697.66	No
Shi Chengzhong	Deputy general manager	481.10	481.10	No
Liu Chun	Deputy general manager	490.02	490.02	No
Ding Guangmu	Deputy general manager	424.51	424.51	No
Wang Fuqi	Chief engineer	360.48	360.48	No

During the reporting period, the aggregate wages and bonuses paid for the resigned Directors, Supervisors and senior management of the Company were RMB2.16636 million (tax inclusive), with details listed below:

Name	Title	Total salary payable for the reporting period (tax inclusive) (RMB'000)	Total salary receivable by the end of the reporting period (tax inclusive) (RMB'000)	Salary received from the Controlling Shareholder
Li Weimin	Chairman of the Board	412.54	412.54	Yes
Wang Xin	Vice chairman of the Board	412.77	412.77	Yes
Song Guo	Chairman of supervisory committee	307.26	307.26	Yes
Zhou Shoucheng	Vice chairman of supervisory committee	305.12	305.12	Yes
He Ye	Deputy general manager	416.82	416.82	No
Lai Cunliang	Deputy general manager	765.85	765.85	No
Tian Fengze	Deputy general manager	486.42	486.42	No
Ni Xinghua	Chief engineer	497.27	497.27	No

IV. APPOINTMENT, RESIGNATION OR ELECTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I) Election or resignation of Directors

Due to work allocation, Mr. Li Weimin and Mr. Wang Xin have tendered their resignations to the Board, respectively; Mr. Li Weimin resigned from the positions of a Director and the chairman of the fifth session of the Board of the Company and Mr. Wang Xin resigned from the positions of a Director and the vice chairman of the Company, both with effect from 22 July 2013.

As considered and approved by the 2013 first extraordinary general meeting held on 9 September 2013, Mr. Li Xiyong and Mr. Zhang Xinwen were appointed as the Directors of the Company.

As considered and approved by the seventeenth meeting of fifth session of the Board held on 9 September 2013, Mr. Li Xiyong was appointed as the chairman of the Company and Mr. Zhang Xinwen was appointed as the vice chairman of the Company.

(II) Election or resignation of Supervisors

Due to work allocation, Mr. Song Guo has tendered his resignation to the supervisory committee of the Company and resigned from the positions of a Supervisor and the chairman of the fifth session of the supervisory committee of the Company with effect from 15 May 2013.

Mr. Zhou Shoucheng has reached his age of retirement and has tendered his resignation to the supervisory committee of the Company. He resigned from the positions of a Supervisor and the vice chairman of the supervisory committee of the Company with effect from 15 May 2013.

As considered and approved by the tenth meeting of the fifth session of the supervisory committee of the Company held on 15 May 2013, Mr. Zhang Shengdong was elected as the acting chairman of the fifth session of the supervisory committee of the Company to temporarily perform the duty of the chairman.

(III) Appointment or dismissal of senior management

Mr. Zhang Yingmin has reached his age of retirement and has tendered his resignation to the Board of the Company. He resigned from the positions of the general manager of the Company with effect from 8 January 2014. Mr. Zhang Yingmin will remain to act as the director of the fifth session of the Board after his resignation of the general manager of the Company.

Due to work allocation, Mr. He Ye, Mr. Lai Cunliang and Mr. Tian Fengze have tendered their resignations to the Board, respectively. They resigned from the positions of the deputy general manager and the chief engineer with effect from 6 March 2014.

As considered and approved by the nineteenth meeting of the fifth session of the Board of the Company held on 6 March 2014, Mr. Yin Mingde was appointed as the general manager of the Company; Mr. Ding Guangmu was appointed as the deputy general manager of the Company; and Mr. Wang Fuqi was appointed as the chief engineer of the Company.

Save as disclosed above, there was no other appointment, resignation or election of Directors, Supervisors and senior management during the reporting period.

(IV) Changes in titles of Directors, Supervisors and senior management in the subsidiaries of the Company during the reporting period

(Prepared under the regulatory rules of Hong Kong)

Title in the Company	Name	Before change	After change	Change Date
Chairman of the Board	Li Xiyong	—	Chairman of the board of Yancoal Australia Ltd.	Since 9 September 2013
		—	Chairman of the board of Yancoal International (Holding) Co., Ltd.	Since 9 September 2013
Director, deputy general manager, secretary of the Board of directors	Zhang Baocai	Director of Yancoal Australia Ltd.	Vice chairman of Yancoal Australia Ltd. Chairman of the executive committee of Yancoal Australia Ltd.	20 December 2009 - 20 January 2014
Supervisor	Wei Huanmin	Chairman of the supervisory committee of Yanzhou Coal Yulin Neng Hua Co., Ltd.	—	23 July 2008 - 5 March 2014
		Chairman of the supervisory committee of Yanzhou Coal Ordos Neng Hua Co., Ltd.	—	19 December 2009 - 5 March 2014
		Chairman of the supervisory committee of Yanmei Heze Neng Hua Co., Ltd.	—	28 October 2009 - 5 March 2014
Deputy general manager	Lai Cunliang	Vice chairman of the board and chairman of the executive committee of Yancoal Australia Limited	Vice chairman of Yancoal Australia Ltd.	Since 20 January 2014

V. SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

VI. INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its Controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December 2013.

VII. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENTS' INTERESTS IN COMPETING BUSINESSES

As at 31 December 2013, none of the Directors, Supervisors or senior management has interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Company.
Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

VIII. EMPLOYEES

As at 31 December 2013, the Group had a total number of 73,046 employees.

Pie chart of specialty composition


8%
7%
23%
62%
Managerial personnel
Engineering and technical personnel
Production personnel
Miscellaneous auxiliary personnel

Pie chart of education level


27%
41%
32%
College and higher degree
High school degree
Junior high school and lower

The total wages and allowances of the staff of the Group for the year 2013 amounted to RMB7.1172 billion. For the details of remuneration policy, please refer to the section headed "III. Remuneration Policy and Annual Remuneration for Directors, Supervisors and Senior Management" in this chapter.

The Group valued the training on employees' skills and professional quality. By expanding educational training channels and making full use of various training institutions and training methods, the Group focused on the training of professional skills and improved the trainings of first aid in work site, pre-employment, safety technology and high technique talent. 61,513 employees participated in the training in 2013 amounted to 111.0% of the annual training program.

Pursuant to the "Provision of Labor and Services Agreement" signed between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as housing allowance, subsidies and other benefits) to the resigned and retired staff to Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 22,361.

Chapter 08

Corporate Governance

I. CORPORATE GOVERNANCE

(In accordance with CASs)

Since the listing of the Company, in accordance with PRC Corporate Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company's shares are traded, the Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

(I) Improvement on Corporate Governance

The Company has paid close attention to the standardization and legislation of the securities market and actively improved its corporate governance based on its own situation during the reporting period:

1. As approved at the 2012 annual general meeting held on 15 May 2013, according to the regulatory requirements and based on the actual situation, the Company made some amendments to related provisions concerning profit distribution in its Articles and added provisions in relation to the decision-making procedures for approving the mutual provision of loans among overseas subsidiaries of the Company. The Company also made corresponding amendments to related provisions in the Rules of Procedures for Shareholder's General Meeting, the Rules of Procedures for the Board and the Terms of Reference for the General Manager Working Meeting based on the amendments to the Articles. For details, please refer to the "Announcements of Yanzhou Coal Mining Company Limited in relation to the Amendment to the Articles of Association and Related Governance System" dated 22 March 2013 and the "Announcement in relation to the Resolutions passed at the 2012 Annual General Meeting" dated 15 May 2013. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

2. As approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013, amendments and improvements were made to terms concerning inside information governance and disclosure in the Rules for Disclosure of Information of Yanzhou Coal Mining Company Limited.

3. As approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, amendments and improvements were made to Connected Transaction Regulations, Management and Use System of Raised Fund, and Rules for the Management of Relationships with Investors of Yanzhou Coal Mining Company Limited.

(II) Shareholders' General Meeting during the Reporting Period

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals	Resolutions
1	The 2012 annual general meeting	15 May 2013	16 May 2013	1. The proposal regarding the review and approval of the working report of the Board for the year ended 31 December 2012; 2. The proposal regarding the review and approval of the working report of the supervisory committee of the Company for the year ended 31 December 2012; 3. The proposal regarding the review and approval of the audited financial statements of the Company for the year ended 31 December 2012; 4. The proposal regarding the review and approval of the profit distribution plan of the Company for the year ended 31 December 2012; 5. The proposal regarding the remuneration of the directors and supervisors of the Company for the year 2013; 6. The proposal regarding the renewal of the liability insurance of directors, supervisors and senior officers of the Company; 7. The proposal regarding the reappointment and remuneration of external auditing firm for the year 2013; 8. The proposal regarding the amendments to the Articles of Association, the Rules of Procedures for the Shareholders' General Meeting and the Rules of Procedures for the Board; 9. The proposal to authorize the Company to carry out domestic and overseas financing activities; 10. The proposal for the provision of financial guarantees to the Company's wholly-owned subsidiaries 11. The proposal regarding the grant of general mandate to the Board to issue additional H Shares; 12. The proposal regarding the grant of the general mandate to the Board to repurchase H Shares.	All resolutions were passed.

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals	Resolutions
2	The 2013 first class meeting of the holders of A shares	15 May 2013	16 May 2013	The proposal regarding the grant of the general mandate to the Board to repurchase H Shares	The resolution was passed.
3	The 2013 first class meeting of the holders of H shares	15 May 2013	16 May 2013	The proposal regarding the grant of the general mandate to the Board to repurchase H Shares	The resolution was passed.
4	The 2013 first extraordinary general meeting	9 Sept 2013	10 Sept 2013	The proposal regarding the election of directors of the Company.	The resolution was passed.

Note: The above announcements regarding the resolutions passed at the Shareholders' general meetings during the reporting period were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or on China Securities Journal and Shanghai Securities News.

(III) Work Policy and Performance of Independent Directors

The policy of independent Directors of the Company was introduced and set up in 1997. At the twentieth meeting of the second session of the Board held on 25 April 2005, the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly includes the duties and powers of independent Directors, the work policy of independent Directors with regard to the preparation of annual reports, the working conditions and cooperation of independent Directors, the protection of the right to information, risks in relation to independent Directors' duties and protection against such risks etc.. The Company has continuously amended and improved the duties of independent Directors according to the relevant listing rules.

The members of the fifth session of the Board include four independent Directors, namely Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi. During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC's Corporate Governance of Listed Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited. The independent Directors actively participated in the establishment of special committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in regulating the operation of the Company by protecting the legitimate interests of the minority Shareholders.

For the details of the attendance at Board meetings and general meetings by independent Directors during the reporting period, please refer to the section headed "(IV) Board Meetings and Director's Training" under the paragraph headed "II. Report of Corporation Governance" in this chapter.

During the reporting period, the independent Directors have expressed a concurring opinion on the 2013 remuneration policies of the Company's Directors, Supervisors and senior management. They also issued a special opinion in relation to the provision of the external guarantees for the year 2012 and the first half of 2013. Independent opinions were expressed in relation to the execution of ordinary connected transactions for the year 2012, connected transactions on financial services between Yankuang Group Finance Company Limited and the Company. They had no objections to any proposal put forward by the Board or other matters.

(IV) Performance of the Special Committees of the Board

For the details of the performance of the special committees under the Board, please refer to the section headed "(VII) Committees under the Board" under the section headed "II. Report of Corporation Governance" in this chapter.

(V) Performance of the Supervisory Committee

During the reporting period, all Supervisors complied with Rules of Procedure for the Supervisory Committee to fulfill their supervising responsibilities, protect the interests of the Company and all Shareholders, adhere to the principles of prudence and trustworthiness and actively carry out their duties with care and diligence pursuant to the PRC Company Law and the Articles.

The Supervisory Committee of the Company had no objections to the supervisory items during the reporting period.

(VI) "Five Separations"

The Company and the Shareholders are separated in terms of the business, personnel, assets, organization and finance and of the Company. Each function is independent and can operate on its own.

(VII) The Implementation of Insider Management System during the Reporting Period

During the reporting period, the Company strictly enforced the relevant provisions of the insider management system in the Rules for *Disclosure of Information of Yanzhou Coal Mining Company Limited and the Registration and Management Rules of Insiders of Yanzhou Coal Mining Company Limited.* No insiders traded the shares of the Company by using significant price-sensitive information before such information was disclosed to the public.

(VIII) Appraisal and Motivation Mechanism for Senior Management and the relevant Reward System during the Reporting Period

The Company has adopted a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company since 2003. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2013.

(IX) The Performance Report of the Corporate Social Responsibility

The performance report of the Corporate Social Responsibility was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

II. REPORT OF CORPORATE GOVERNANCE

(Prepared in accordance with the Hong Kong listing rules)

(I) Compliance with Corporate Governance Practices

The Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company's operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedures for Shareholders' General Meeting, the Rules of Procedures for the Board of Directors, the Rules of Procedures for Supervisory Committee, the Work Policy of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2013 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Corporate Governance Code ("the Code") contained in the Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

The following are the major aspects of the corporate governance practice adopted by the Group:

- To actively carry forward the development of the special committees of the Board. Besides the requirement to establish the audit committee of the Board (the "Audit Committee"), the remuneration committee of the Board (the "Remuneration Committee") and the nomination committee of the Board (the "Nomination Committee") as set out in the Code, the Company also established the strategy and development committee of the Board (the "Strategy and Development Committee"). All these committees were entrusted with detailed responsibilities.

- To formulate more stringent provisions in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees than those of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code");

- To establish an internal control system in accordance with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, General Rules on Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Code. The standards of the internal control system are more detailed than those of the Code;

- To announce the evaluation conclusions of the Board and auditors in relation to the effectiveness of internal control of the Company for the year 2013;

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

(II) Securities Transactions of Directors and Supervisors

Having made enquiries with all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and supervisory requirements are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is more stringent than the Model Code.

(III) Board of Directors

As at the disclosure date of this annual report, the Board comprises eleven Directors including four independent non-executive Directors. The names, appointments and resignations of the Directors are set out in the section headed "I. Basic Information of Directors, Supervisors and Senior Management" under the chapter headed "Chapter 7 Directors, Supervisors, Senior Management and Employees" in this annual report.

The duties and authorities of the Board and the Management have been documented in detail in the Articles.

The Board is mainly responsible for making strategic decisions of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, to execute the duty of corporate governance and to confirm the management organization and the basic management system of the Company, etc.

The management of the Company is mainly responsible for the operation and management of the production of the Company and shall exercise the following functions and powers: to be in charge of the operation and management of the Company's production; to organize the implementation of the resolutions of the Board; to organize the implementation of the Company's annual business plan and investment proposal; to draft plans for the Company's internal management organization; to draft the Company's basic management system; to protocol a package of staff's salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company, etc.

The Company has received from each of the independent non-executive Directors an annual confirmation concerning his independence pursuant to the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

The Directors are responsible for preparing the Company's financial accounts as a true and fair reflection of the Company's financial situation, operating results and cash flows for the relevant accounting period.

Since 2008, the Company has purchased liability insurance for the Directors, Supervisors and senior management of the Company and its subsidiaries every year.

(IV) Board Meetings and Director's Training

According to the Articles and the Rules of Procedures for the Board of Directors, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or for an extraordinary Board meeting, three days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meetings record matters considered and the decisions formed by each Director. Draft and final versions of the minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may give comments on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings kept by the Company at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company. Any of the Directors is entitled to inspect the files and relevant documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Secretary of the Board. The Board is entitled, at the Company's expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such transactions.

For the year ended 31 December 2013, seven Board meetings were held.

The attendance at Board meetings and general meetings by the Directors are as follows:

Name	Attendance rate at the Board meeting	Attendance rate at the general meeting
Li Xiyong	100%	100%
Zhang Xinwen	100%	100%
Zhang Yingmin	100%	100%
Shi Xuerang	100%	100%
Wu Yuxiang	100%	100%
Zhang Baocai	100%	100%
Dong Yunqing	100%	100%
Wang Xianzheng	100%	75%
Cheng Faguang	100%	25%
Wang Xiaojun	100%	100%
Xue Youzhi	100%	100%

The attendance at Board meetings and general meetings by the resigned Directors are as follows:

Name	Attendance rate at the Board meeting	Attendance rate at the general meeting
Li Weimin	100%	100%
Wang Xin	100%	100%

Note: In accordance with the Guide on the Articles of Association of Listed Company issued by the CSRC and the Articles, the Directors may attend the meeting, give opinions on matters to be discussed and vote for the resolutions at the meeting by means of electronic communications.

All the Directors were involved in the continued professional development to strengthen their knowledge and skills and make greater contributions to the Board.

The training of Directors during the reporting period is as follows:

Name	Training
Zhang Baocai	In 2013, Mr. Zhang Baocai attended trainings in respect of supervision of the insider dealing, the management and disclosure of the insider information, the latest revised corporate governance rules under Hong Kong Listing Rules and the key points for oversight, the preparation for the annual financial auditing and reporting, related transactions, major transactions and information disclosure and non-financial report and its disclosure, etc. from May 22nd to 24th and November 20th to 22nd, respectively. All these meeting were organized by the Hong Kong Institute of Chartered Company Secretaries. On 14 November 2013, Mr. Zhang Baocai attended a special training in respect of the regulatory requirements, relevant policies & laws and examination of the merger and acquisitions for listed company, which was hosted by the China Securities Regulatory Commission, jointly organized by the China Securities Association and the China Association for Public Companies and undertaken by the Shenzhen Stock Exchange.
Zhang Yingmin	From July 1st to 5th, 2013, Mr. Zhang Yingmin attended trainings organized by the Shanghai Stock Exchange in respect of the operation framework for listed company, the strategy, audit and the remuneration committee management for listed company, the directors and independent directors' rights, duties and liabilities, the analysis of the macro-economic situation and how to make full use of the capital market to promote the development of listed company, etc.
Zhang Xinwen, Zhang Baocai	From October 29th to 31st, 2013, Mr. Zhang Xinwen and Mr. Zhang Baocai attended trainings organized by the Shandong Securities Regulatory Bureau (the "Shandong Bureau") of China Securities Regulatory Commission ("CSRC") and the Shandong Listed Company Association in respect of the regulatory focus on standard operation of listed company, regulation on information disclosure involved in merger and acquisitions, the analysis of the macro-economic situation, the interpretation of the policy change from business tax to value-added tax and notes on equity incentives for listed company, etc.
Wu Yuxiang	On 17 December 2013, Mr. Wu Yuxiang attended a special training headed "Promoting the Listed Company's Merger and Acquisition of Shandong Province", jointly organized by the Shandong Bureau of CSRC and the Finance Office of Shandong Province

(V) Chairman and Chief Executive Officer

Mr. Li Xiyong serves as the Chairman of the Company, and Mr. Yin Mingde is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are documented in the Articles.

The duties of the Chairman of the Board include, but are not limited to, (1) to ensure the efficient operation of the Board; (2) to check on the implementation of resolutions passed by the Board; (3) to formulate and continuously improve the corporate governance rules and procedures; (4) to convene and preside over meetings of the Board and ensure that all Directors are properly informed of the current issues and timely acquire complete, accurate and sufficient information at the Board meetings and have sufficient opportunities to speak and express different opinions; (5) to ensure the constructive relationship and efficient communications between the Company and investors, executive directors and non-executive directors.

From 22 July 2013 to 9 September 2013, as the former Chairman, Mr. Li Weimin resigned, and pursuant to the provisions of the Company Law of the People's Republic of China and the Articles, Mr. Shi Xuerang was elected as the temporary convener of the fifth session of the Board to perform his duty as the Chairman before the election of new Director at the Shareholders' meeting held on 9 September 2013 and the appointment of new Chairman by the Board.

(VI) Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after the expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Director's include, but are not limited to, the following:

- to participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;
- to play a leading and guiding role in the event of potential conflicts of interest;
- to act as members of the Audit Committee, Remuneration Committee, Nomination Committee and Strategy and Development Committee;
- to scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

(VII) Committees under the Board

As approved at the first meeting of the fifth session of the Board held on 20 May 2011, the Company set up the Audit Committee, the Remuneration Committee, the Nomination Committee and the Strategy and Development Committee of the fifth session of the Board. All of the special committees under the Board formulate the terms of reference which set out the role, composition and responsibilities of each committee. During the reporting period, every committee performed its duties in compliance with the terms of reference strictly.

As the Company has not established a corporate governance committee, the Board is responsible for matters in relation to corporate governance, including (1) to develop and review the Company's policies and practices on corporate governance; (2) to review and monitor the training and continuous professional development of directors and senior management; (3) to review and monitor the Company's policies and practices in relation to their compliance with legal and regulatory requirements; (4) to formulate, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and (5) to review the Company's compliance with the corporate governance code of the stock exchange on which the Company's securities are listed and disclosure in the corporate governance report.

Audit Committee of the Board

The Audit Committee comprises four independent Directors, namely Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Youzhi and one employee Director Mr. Dong Yunqing. Mr. Cheng Faguang serves as the Chairman of the Audit Committee.

The Audit Committee's main responsibilities include recommending the appointment or replacement of external auditor, reviewing the accounting policy, financial information disclosure and financial reporting procedures, and reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Terms of Reference of the Audit Committee and conducted various tasks in a strict and regulated manner. The Audit Committee already reviewed the interim results of the Company for the first half of 2013 and the final results of the Company for the year 2013, and also examined the operation of the internal control system of the Company for year 2013.

During the reporting period, the Audit Committee held four meetings. Details are as follows:

Date	Main topics	Member	Attendance
21 March 2013	1. Reviewed the annual results of the Company for the year 2012; 2. Discussed the re-appointment of the auditors and their remuneration for the year 2013; 3. Debriefed the auditors' report on financial report and the work progress of the internal control system.	Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	√ √ √ √ √

Date	Main topics	Member	Attendance
19 August 2013	The auditors reported to and discussed with the Audit Committee on the problems in the interim financial auditing of 2013 and the auditing of internal control.	Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	√ √ √ √ √
7 January 2014	1. The auditors reported to and discussed with the Audit Committee on the problems in the annual financial auditing of 2013 and its internal control assessment; 2. Discussed with the auditors who are responsible for the annual audit and confirmed the timeline for the annual audit of the Company's 2013 financial report and urged the auditors to submit the 2013 audit report within the scheduled time.	Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	√ √ √ √ √
7 January 2014	The management of the Company reported to the Audit Committee regarding: 1. the production and operation status of the Company and progress of significant events for the year 2013; 2. the Company's financial policy, internal control development, internal audit, risk management and anti-fraud practices etc.	Cheng Faguang Wang Xianzheng Wang Xiaojun Xue Youzhi Dong Yunqing	√ √ √ √ √

On 7 January 2014, the Audit Committee discussed with the auditors who are responsible for the annual audit and confirmed the timeline for the annual audit of the Company's 2013 financial report. On 1 March 2014, the Audit Committee urged the auditors to submit the audit report within the scheduled time and also requested in writing the audit department of the Board to supervise the auditors' work.

The Audit Committee timely reviewed the financial report prepared by the Group before the auditors conducted the annual audit and after the auditors provided their preliminary opinions, and formulated the written observation that the financial report truly and fully reflected the overall conditions of the Group.

At the meeting held by the Audit Committee on 18 March 2014, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2013 as well as the re-appointment of the auditors for the year 2014. The Audit Committee considered that the auditors have made objective and fair auditing opinions in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of the payment of their remuneration are in accordance with the law. The Audit Committee proposes to the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton as the domestic and international auditor of the Company for the year 2014, respectively.

Remuneration Committee of the Board

The Remuneration Committee is comprised three members: two independent Directors, namely Mr. Xue Youzhi, Mr. Wang Xiaojun, and one employee Director, namely Mr. Dong Yunqing. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and senior management.

1. The Assessment and Payment of the Remuneration of the Directors, Supervisors and Senior Management for 2012

   Pursuant to the remuneration arrangement approved by the Shareholders' general meeting and the Board, and with reference to the completion status of the Company's operating targets for 2012, the remuneration of the Directors, Supervisors and senior management for 2012 were reviewed and paid in accordance with the relevant procedures.

2. The Review of the Performance of the Directors, Supervisors and Senior Management in 2013

   In accordance with related domestic and international supervisory regulations, as well as the internal control system and the Terms of Reference of the Remuneration Committee, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management as disclosed by the Company for the year 2013.

   Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the key financial indicators and the completion status of the operating objectives for the year 2013, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion status of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee believed that:

   The Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. The remuneration management system and the assessment and reward measures of the Company are in the interest of the employees of the Company and consistent with the principles of more pay for more work and the linkage with performance.

3. The Review of the Company's Remuneration Disclosure

The Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure was consistent with the actual payments made. The disclosure of the remuneration of the Directors, Supervisors and senior management complied with the remuneration management system and was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

Nomination Committee of the Board

The Nomination Committee is comprised two independent directors, namely Mr. Wang Xiaojun and Mr. Cheng Faguang, and the Chairman Mr. Li Xiyong. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee are: (1) to recommend to the Board on the structure, the number of Directors and the composition of the Board according to the operation, asset scale and share structure of the Company; (2) to study and formulate the selection criteria and procedures for Directors and senior management, and make relevant recommendations; (3) to extensively identify eligible candidates for the positions of Directors and senior management of the Company, and make relevant recommendations to the Board; (4) to review the candidates for Directors and senior management, and to recommend to the Board on the proposed appointments and the succession plan of Directors and senior management and other relevant matters; (5) to assess the independence of independent non-executive directors.

Date	Main topics	Member	Attendance
22 July 2013	The Nomination Committee held the third meeting of the fifth session of the Board to conduct review on the qualification of Mr. Li Xiyong and Mr. Zhang Xinwen, the Director's candidates of the Company and recommend the Board to perform the election procedure.	Wang Xiaojun Cheng Faguang	√ √
9 September 2013	The Nomination Committee held the forth meeting of the fifth session of the Board to conduct review on the qualification of Mr. Li Xiyong, the candidate for chairman, and Mr. Zhang Xinwen, the candidate for vice chairman of the Company and recommend the Board to perform the election procedure; elect Mr. Li Xiyong as the member of nomination committee of the fifth session of the Board.	Wang Xiaojun Cheng Faguang	√ √

Date	Main topics	Member	Attendance
5 March 2014	The Nomination Committee held the fifth meeting of the fifth session of the Board to conduct review on the qualification of Mr. Yin Mingde, the candidate for general manager, Mr. Ding Guangmu, the candidate for deputy general manager, and Mr. Wang Fuqi, the candidate for chief engineer of the Company and recommend the Board to perform the election procedure	Wang Xiaojun Cheng Faguang Li Xiyong	√ √ √
18 March 2014	The Nomination Committee held the sixth meeting of the fifth session of the Board to conduct review on the qualification of the candidates for directors of the sixth session of the Board; recommend the Board to nominate Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wuyuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian as the candidates for non-independent directors of the sixth session of the Board; and recommend the Board to nominate Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun, Mr. Xue Youzhi as the candidates for independent directors of the sixth session of the Board.	Wang Xiaojun Cheng Faguang Li Xiyong	√ √ √

During the reporting period, the Nomination Committee taking into consideration of the diversity of the Board (including but not limited to gender, age, cultural and educational background, or professional experience) reviewed the structure, size and composition of the Board, made independence assessment of the independent non-executive Directors. The Nomination Committee considered that the structure, size and composition (including skills, knowledge and experience) of the fifth session of the Board were suitable and consistent with the Company's development strategies and the Company's operation, asset scale and shareholding structure; the independence of the independent non-executive Directors was in compliance with the regulatory requirements.

Strategy and Development Committee

The members of the Strategy and Development Committee are Mr. Li Xiyong, Mr. Zhang Xinwen and Mr. Zhang Baocai, Directors and Mr. Xue Youzhi, independent Director. Mr. Li Xiyong serves as the chairman of the Strategy and Development Committee.

The main duties of the Strategy and Development Committee are: (1) to research and propose on the long-term development strategy and significant investment decisions of the Company; (2) to research and propose on the annual strategic development plan and operational plan of the Company; (3) to supervise the implementation of the Company's strategic plan and operational plan; (4) to research and propose on other significant issues affecting the development of the Company.

The Strategy and Development Committee meeting was held on 25 December 2013 and formed the following resolutions:

1. reviewed the plan for 2014 capital expenditure of the Company and agreed to submit it to the Board for approval;

2. reviewed the plan for 2014 production and operation of the Company and agreed to submit it to the Board for approval.

(VIII) Auditors' Remuneration

The details are set out in the section headed "Chapter 5 Significant Events" in this annual report.

(IX) Company Secretary

At the first meeting of the fifth session of the Board, Mr. Zhang Baocai was appointed as the company secretary. As a member of the Hong Kong Institute of Company Secretaries and with his academic and professional qualification background and relevant working experience, Mr. Zhang performed his duties well as a company secretary. Every year, Mr. Zhang insists on attending relevant professional trainings to continuously improve his work experiences. Furthermore, as Director and the deputy general manager of the Company, Mr. Zhang is familiar with the daily operations of the Company thus ensures communication between the Directors and the senior management and assists the Board to strengthen the development of corporate governance mechanism.

During the reporting period, Mr. Zhang has participated in over 15 hours of training organized by the CSRC, the Hong Kong Stock Exchange, the Shanghai Stock Exchange, the Hong Kong Institute of Chartered Company Secretaries, the Securities Association of China, and the China Association for Public Companies etc.

The authorities and responsibilities of the company secretary are set out in detail in the Articles.

(X) Shareholder's Right

The procedures for Shareholders' proposal to convene a general meeting of Shareholders, for submitting enquires to the Board and for submission of proposals at Shareholders' meetings have been set out in detail in the Articles.

The qualified Shareholders can propose to convene an extraordinary general meeting by the following ways: (1) Shareholders are entitled to propose to the Board to convene an extraordinary general meeting in writing and state the motions of the meeting. Within the prescribed period, the Board shall provide its written decision to the Shareholders. (2) If the Board decides against convening the proposed extraordinary general meeting, the shareholders are entitled to propose to convene the extraordinary general meeting to the supervisory committee in writing. (3) If the supervisory committee fails to issue a notice of general meeting within the prescribed period, the supervisory committee shall be deemed not to convene and hold the meeting. Shareholders may convene and hold the extraordinary general meeting on their own. All reasonable expenses incurred for such extraordinary general meeting convened by Shareholders as a result of the failure of the Board and the supervisory committee to convene an extraordinary general meeting as required by the above request(s) shall be borne by the Company. The Board and the secretary of the Company should cooperate in organizing and convening the Shareholders' extraordinary general meeting and the relevant matters.

After submitting relevant proof of identities, the Shareholders are entitled to enquire the Board for the inspection of the register of Shareholders, personal information of Directors, Supervisors and senior management, minutes of Shareholders' general meetings, resolutions of the meetings of the Board, resolutions of the meetings of the supervisory committee, financial and accounting reports and the copies of the Company's debentures.

The qualified shareholder(s) may propose special resolutions in writing to the convenor 20 days before the Shareholders' general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the proposal to announce the content of the proposal. All Directors, Supervisors and senior management should attend the meeting. Except where trade secrets of the Company are involved, the Board, the Supervisors and the senior management should make an explanation or statement regarding the Shareholders' queries and suggestions.

(XI) Investor Relations

1. Continuously Optimizing the Rules for the Management of Relationships with Investors

Pursuant to the laws and supervisory regulations of both the domestic and overseas markets where the Company's shares are traded, and based on day-to-day business practices, the Company has developed and enhanced the *Rules for the Management of Relationship with Investors and the Rules for Disclosure of Information* etc. to regulate the management of investor relations by effective information collection, compilation, examination, disclosure and feedback control procedures.

The details of the amendments to the Articles are set out in the section headed "I. Corporate Governance" under this Chapter.

2. Actively communicating with the investors

The Company always communicates with investors sincerely, adhering to the principles of transparency, equality and justice.

During the reporting period, the Company reported to investors on its business operations and collected opinions and recommendations on the Company from investors and capital market through face-to-face meetings at international and domestic road-shows. In order to facilitate its bidirectional communications with the capital market, the company has actively participated in investment strategy meetings organized by brokers at home and abroad, invited investors for Company site visits and also made full use of the "SSE e-interactive platform", hotlines, faxes and e-mails. The company has had 810 contacts with analysts, fund managers and investors.

The Company emphasizes greatly on communications with Shareholders through Shareholders' general meetings, and encourages the minority Shareholders to participate in Shareholders' general meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors, Supervisors and Senior Management should attend the Shareholders' general meeting. At the Shareholders' meeting, each proposal is submitted separately and all the proposals are voted by poll.

(XII) Information Disclosure

The Company emphasizes on the truthfulness, timeliness, fairness, accuracy and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a true and fair reflection of the Company's business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

1. *Providing the Investors with the Information Timely and Fairly*

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with the regulatory requirements of places where the Company's shares are listed, and also to give investors reasonable access to the Company's information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with up-to-date information of the Company, the improved status of the corporate governance system and the industrial information, realizing the simultaneous disclosure of the Company's extraordinary announcements, periodic reports on the websites of the stock exchanges and the statutory media.

2. *The fair information disclosure of the Company which is listed on four stock markets*

Due to the Company's multiple stock listings domestically and internationally, the Company consistently adheres to the principle of simultaneous and fair disclosure and publishes the relevant information about the Company and Yancoal Australia in domestic and international markets at the same time. Meanwhile, domestic and foreign investors could get timely and fair information on business conditions of the Company and Yancoal Australia by means of the Company's joint road-shows with Yancoal Australia.

(XIII) Internal Controls

The details are set out in the chapter headed "Chapter 9 Internal Controls" in this annual report.

(XIV) Directors' Acknowledgment of their Responsibilities in the Preparation of the Company's Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2013 as a true and fair reflection of the Company's financial situation, operating results and cash flows.

III. COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Prepared in accordance with the US "Listing Regulations")

As at the date of this annual report, 56.52% of the Company's shareholding is owned directly and indirectly by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the "NYSE"): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nominating and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a compensation committee of the Board with all the members being independent Directors.

The Company has established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. The Company relies on the exemption under Section 303A.00 for foreign private issuers, as well as the exemption for employee directors provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

As a foreign private issuer, the Company is subject to more than one sets of corporate governance requirements, including those applicable in the Company's home country. The table below set out material differences between the Company's corporate governance practices and the NYSE's corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	**Practice of the Company**
Non-executive directors must meet at regular scheduled executive sessions without management	Non-executive directors of each listed company are to meet at regular scheduled executive sessions without management participation. (Section 303A.03)	At present, there is no identical corporate governance requirement in the PRC. The Company has established a reporting system for all the Directors to ensure that the Directors stay informed of the Company's business and operations. The Company believes that convening Board meetings on a regular basis offers the non-executive directors an effective forum to communicate and engage in full and open discussions regarding the Company's affairs.

114

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company
Corporate Governance Guidelines	A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include: • qualifications of directors; • responsibilities of directors; • communications between directors and the management and independent advisors; • remuneration of directors; • training for new directors and continuing education of directors; • re-appointment of the management; and • annual review of the performance of the board (Section 303A.09)	Although the Company has not adopted a separate set of corporate governance guidelines including all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders' General Meetings, Rules of Procedures for the Board of Directors, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China. The Company believes that, collectively, the foregoing rules and measures adequately reflect the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements to promote the effective operation of the Company. This enables the promotion of a standardized operation of the Company.
Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A)	The Company has adopted a suitable code of ethics, which is published on the website, in compliance with PRC laws and rules of relevant stock exchanges. Although the Company's current code of business conduct and ethics as adopted does not completely conform to the NYSE rules, the Company believes that the existing code adequately protects the interests of the Company and Shareholders.

Chapter 09

Internal Control

I. THE ESTABLISHMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

In accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Hong Kong Listing Rules issued by Hong Kong Stock Exchange, the Company formulated the Design and Applications on Internal Control of Yanzhou Coal Mining Company Limited in 2006, establishing an improved internal control system.

In 2011, in accordance with the relevant requirements under "General Rules on Internal Control for Enterprises" and the "Supporting Guidelines of Internal Control" jointly issued by five Ministries including Ministry of Finance, and the regulatory requirements of places where the shares of the Company are listed, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and their businesses. On the basis of 18 provisions in the Supporting Guidelines of Internal Control, seven new provisions on production, inventory, taxation, legal affairs etc. were added according to the practical conditions of the Company, which further improved and strengthened the internal control system.

II. THE BASIS OF ESTABLISHMENT OF THE INTERNAL CONTROL SYSTEM OF THE FINANCIAL STATEMENT

The basis of establishment of the internal control system of the financial statement mainly includes: General Rules on Internal Control for Enterprises and the Supporting Guidelines of Internal Control jointly issued by five Ministries including Ministry of Finance; the US Sarbanes-Oxley Act; Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange; the Hong Kong Listing Rules issued by Hong Kong Stock Exchange and General Rules on Internal Control of Yanzhou Coal Mining Company Limited.

III. STATEMENT OF THE BOARD ON THE RESPONSIBILITY FOR THE INTERNAL CONTROL

In accordance with the regulations under General Rules on Internal Control for Enterprises jointly issued by five Ministries including Ministry of Finance and General Rules on Internal Control of Yanzhou Coal Mining Company Limited, the Board is responsible for the establishment and effective implementation of internal control system; the supervisory committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

IV. APPRAISAL OF THE EFFECTIVENESS OF THE OPERATION OF THE INTERNAL CONTROL

The Board has assessed the effectiveness of the Company's internal control system once a year since 2007 and has appointed overseas annual auditing accountants to review whether the Company's internal control system complies with the requirements of the US Sarbanes-Oxley Act. On the above-mentioned basis, the Company appointed domestic annual auditing accountants to make assessment on whether the Company's internal control system of the financial statement meets the effectiveness of the domestic regulatory requirements and implementation in 2013.

(I) The Self-Assessment of the Company's Internal Control System by the Board

At the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Board made an assessment on the effectiveness of the internal control systems of the Company for the year 2013. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation.

(II) The Assessment of the Company's Internal Control System by the Overseas Annual Auditing Accountants

The Company appointed Grant Thornton to make a review and assessment on whether the internal control of the Company complied with the requirements of the *US Sarbanes-Oxley Act*. As at the disclosure date of this annual report, Grant Thornton is making an external assessment on whether the internal control of the Company in 2013 complies with requirements of the *US Sarbanes-Oxley Act*.

(III) The Assessment of the Company's Internal Control System of the Financial Statement by the Domestic Annual Auditing Accountants

The Company appointed Shine Wing Certified Public Accountants to make a review and assessment of the efficiency of internal control of the financial statements. Shine Wing Certified Public Accountants considered that at 31 December 2013, in accordance with the requirements of General Rules on Internal Control for Enterprises and related regulations, the Company maintained efficient internal control of financial statement in all material aspects.

The self-assessment report of the Board and the audit report of the internal control of the financial statement report issued by the Domestic annual auditing accountants were posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the Company's website.

V. THE IMPLEMENTATION OF ACCOUNTABILITY SYSTEM OF SIGNIFICANT ERRORS OF DISCLOSURE IN THE ANNUAL REPORT

During the reporting period, the Company strictly enforced the relevant provisions relating to the accountability system of significant errors of disclosure in periodic reports in the "Information Disclosure Management System of Yanzhou Coal Mining Company Limited" and no amendments on significant accounting errors, supplement of major missing information.

Chapter 10

Independent Auditor's Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED
兗州煤業股份有限公司
(A joint stock company with limited liability established in the People's Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 116 to 235, which comprise the consolidated balance sheet as at December 31, 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2013 and of the Group's loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Hong Kong Limited
Certified Public Accountants
Level 12
28 Hennessy Road
Wanchai
Hong Kong

21 March 2014

Lin Ching Yee Daniel
Practising Certificate No.: P02771

Chapter 11

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2013

	NOTES	Year ended December 31, 2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
GROSS SALES OF COAL	7	**54,444,843**	56,200,600	45,181,229
RAILWAY TRANSPORTATION SERVICE INCOME		**457,898**	464,068	476,852
GROSS SALES OF ELECTRICITY POWER		**332,125**	323,646	327,969
GROSS SALES OF METHANOL		**1,155,742**	1,117,952	1,059,323
GROSS SALES OF HEAT SUPPLY		**11,218**	39,918	20,467
TOTAL REVENUE		**56,401,826**	58,146,184	47,065,840
TRANSPORTATION COSTS OF COAL	7	**(2,024,196)**	(2,104,225)	(1,248,268)
COST OF SALES AND SERVICE PROVIDED	8	**(42,511,838)**	(42,148,988)	(25,986,735)
COST OF ELECTRICITY POWER		**(320,515)**	(330,803)	(362,472)
COST OF METHANOL		**(850,788)**	(911,203)	(930,239)
COST OF HEAT SUPPLY		**(6,709)**	(25,130)	(13,777)
GROSS PROFIT		**10,687,780**	12,625,835	18,524,349
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	**(10,380,713)**	(7,987,636)	(6,570,203)
SHARE OF PROFIT OF ASSOCIATES	27	**233,897**	141,986	68,939
SHARE OF LOSS OF JOINT VENTURES	30	**(376,032)**	(191,575)	-
OTHER INCOME	10	**1,020,577**	2,930,445	1,075,765
INTEREST EXPENSES	11	**(1,765,777)**	(1,448,679)	(839,305)
(LOSS) PROFIT BEFORE INCOME TAXES	13	**(580,268)**	6,070,376	12,259,545
INCOME TAXES	12	**394,815**	(36,189)	(3,466,948)
(LOSS) PROFIT FOR THE YEAR		**(185,453)**	6,034,187	8,792,597
Attributable to:				
Equity holders of the Company		777,368	6,065,570	8,745,092
Non-controlling interests		**(962,821)**	(31,383)	47,505
		(185,453)	6,034,187	8,792,597
EARNINGS PER SHARE, BASIC	16	**RMB 0.16**	RMB 1.23	RMB 1.78
EARNINGS PER ADS, BASIC	16	**RMB 1.58**	RMB 12.33	RMB 17.78

120

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2013

	Year ended December 31, 2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
(Loss) Profit for the year	(185,453)	6,034,187	8,792,597
Other comprehensive (loss) income (after income tax):			
Items that may be reclassified subsequently to profit or loss:			
Available-for-sales investments:			
Change in fair value	5,283	(5,923)	(20,763)
Deferred taxes	(1,321)	1,481	5,190
	3,962	(4,442)	(15,573)
Cash flow hedges:			
Cash flow hedge amounts recognized in other comprehensive income	(1,265,664)	110,196	(213,459)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(39,729)	(26,501)	12,627
Deferred taxes	395,395	(28,641)	62,073
	(909,998)	55,054	(138,759)
Share of other comprehensive income of associates	–	90	–
Exchange difference arising on translation of foreign operations	(3,684,529)	297,721	(569,310)
Other comprehensive (loss) income for the year	(4,590,565)	348,423	(723,642)
Total comprehensive (loss) income for the year	(4,776,018)	6,382,610	8,068,955
Attributable to:			
Equity holders of the Company	(3,069,475)	6,413,993	8,021,450
Non-controlling interests	(1,706,543)	(31,383)	47,505
	(4,776,018)	6,382,610	8,068,955

CONSOLIDATED BALANCE SHEET

As at December 31, 2013

	NOTES	At December 31, 2013 RMB'000	At December 31, 2012 RMB'000 (restated)	At January 1, 2012 RMB'000 (restated)
ASSETS				
CURRENT ASSETS				
Bank balances and cash	17	**10,922,637**	12,717,358	8,145,297
Term deposits	17	**4,441,210**	3,186,957	9,543,214
Restricted cash	17	**111,349**	190,090	21,076
Bills and accounts receivable	18	**9,019,505**	7,459,603	7,312,074
Royalty receivable	19	**105,584**	114,798	–
Inventories	20	**1,589,220**	1,565,531	1,391,247
Prepayments and other receivables	21	**5,259,576**	4,196,999	3,624,879
Prepaid lease payments	22	**18,701**	18,418	18,975
Prepayment for resources compensation fees		**–**	–	3,356
Derivative financial instruments	36	**16,651**	90,731	104,910
Tax recoverable		**39,964**	293,006	4,637
TOTAL CURRENT ASSETS		**31,524,397**	29,833,491	30,169,665
NON-CURRENT ASSETS				
Intangible assets	23	**38,256,388**	33,634,245	26,205,619
Prepaid lease payments	22	**676,202**	695,675	713,425
Prepayment for resources compensation fees		**–**	–	5,309
Property, plant and equipment	24	**41,896,508**	39,503,103	31,273,824
Goodwill	25	**2,460,551**	2,573,811	1,866,037
Investments in securities	26	**211,559**	207,076	372,800
Interests in associates	27	**2,744,957**	2,624,276	1,683,897
Interests in joint ventures	30	**488,350**	998,627	19,453
Restricted cash	17	**35,102**	–	387,066
Long term receivables	28	**1,906,397**	2,001,458	300,083
Royalty receivable	19	**1,028,790**	1,234,649	–
Deposits made on investments	29	**121,926**	3,253,381	2,557,807
Deferred tax assets	39	**6,107,062**	5,605,284	1,335,165
TOTAL NON-CURRENT ASSETS		**95,933,792**	92,331,585	66,720,485
TOTAL ASSETS		**127,458,189**	122,165,076	96,890,150

CONSOLIDATED BALANCE SHEET (continued)

As at December 31, 2013

	NOTES	At December 31, 2013 RMB'000	2012 RMB'000 (restated)	At January 1, 2012 RMB'000 (restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bills and accounts payable	32	**2,716,675**	6,811,760	2,240,844
Other payables and accrued expenses	33	**8,385,134**	9,013,797	7,344,815
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	**3,321,564**	3,291,857	2,856,229
Amounts due to Parent Company and its subsidiary companies		**44,737**	93,712	352,625
Borrowings-due within one year	35	**11,275,056**	7,712,592	19,588,496
Long term payable and provision-due within one year	38	**439,000**	399,553	3,205
Derivative financial instruments	36	**315,111**	128,077	222,089
Contingent value rights shares liabilities	37	**1,408,729**	–	–
Tax payable		**909,967**	1,171,341	2,113,168
TOTAL CURRENT LIABILITIES		**28,815,973**	28,622,689	34,721,471
NON-CURRENT LIABILITIES				
Borrowings-due after one year	35	**44,099,955**	33,283,790	14,869,324
Deferred tax liability	39	**8,468,421**	7,563,948	3,816,873
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	**532,144**	478,409	325,414
Contingent value rights shares liabilities	37	**–**	1,432,188	–
Long term payable and provision-due after one year	38	**1,555,635**	2,063,922	15,028
TOTAL NON-CURRENT LIABILITIES		**54,656,155**	44,822,257	19,026,639
TOTAL LIABILITIES		**83,472,128**	73,444,946	53,748,110
CAPITAL AND RESERVES				
Share capital	40	**4,918,400**	4,918,400	4,918,400
Reserves		**35,460,278**	40,611,634	37,533,080
Equity attributable to equity holders of the Company		**40,378,678**	45,530,034	42,451,480
Non-controlling interests	51	**3,607,383**	3,190,096	690,560
TOTAL EQUITY		**43,986,061**	48,720,130	43,142,040
TOTAL LIABILITIES AND EQUITY		**127,458,189**	122,165,076	96,890,150

The consolidated financial statements on pages 116 to 235 were approved and authorized for issue by the Board of Directors on March 21, 2014 and are signed on its behalf by:

Li Xiyong
Director

Wu Yuxiang
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2013

	Share capital RMB'000 (note 40)	Share premium RMB'000	Future development fund RMB'000 (note 40)	Statutory common reserve fund RMB'000 (note 40)	Translation reserve RMB'000	Investment revaluation reserve RMB'000	Cash flow hedge reserve RMB'000	Retained earnings RMB'000	Attributable to equity holders of the Company RMB'000	Non-controlling interests RMB'000	Total RMB'000
Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451
Profit for the year (restated)	-	-	-	-	-	-	-	8,745,092	8,745,092	47,505	8,792,597
Other comprehensive income:											
- Fair value change of available-for-sale investments	-	-	-	-	-	(15,573)	-	-	(15,573)	-	(15,573)
- Cash flow hedge reserve recognized	-	-	-	-	-	-	(138,759)	-	(138,759)	-	(138,759)
- Exchange difference arising on translation of foreign operations	-	-	-	-	(569,310)	-	-	-	(569,310)	-	(569,310)
Total comprehensive income for the year (restated)	-	-	-	-	(569,310)	(15,573)	(138,759)	8,745,092	8,021,450	47,505	8,068,955
Transactions with owners											
- Appropriations to reserves	-	-	490,161	681,340	-	-	-	(1,171,501)	-	-	-
- Dividends	-	-	-	-	-	-	-	(2,901,856)	(2,901,856)	(440)	(2,902,296)
- Acquisition of a subsidiary (note 50)	-	-	-	-	-	-	-	-	-	536,930	536,930
Total transactions with owners	-	-	490,161	681,340	-	-	-	(4,073,357)	(2,901,856)	536,490	(2,365,366)
Balance at December 31, 2011 (restated)	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040
Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050
Effect on changes in accounting policy (note 3)	-	-	-	-	-	-	-	(183,010)	(183,010)	-	(183,010)
Balance at January 1, 2012 (restated)	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040
Profit for the year (restated)	-	-	-	-	-	-	-	6,065,570	6,065,570	(31,383)	6,034,187
Other comprehensive income:											
- Fair value change of available-for-sale investments	-	-	-	-	-	(4,442)	-	-	(4,442)	-	(4,442)
- Cash flow hedge reserve recognized	-	-	-	-	-	-	55,054	-	55,054	-	55,054
- Exchange difference arising on translation of foreign operations	-	-	-	-	297,721	-	-	-	297,721	-	297,721
- Share of other comprehensive income of associates	-	-	-	-	-	90	-	-	90	-	90
Total comprehensive income for the year (restated)	-	-	-	-	297,721	(4,352)	55,054	6,065,570	6,413,993	(31,383)	6,382,610
Transactions with owners											
- Appropriations to reserves	-	-	645,219	423,618	-	-	-	(1,068,837)	-	-	-
- Dividends	-	-	-	-	-	-	-	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
- Contribution from non-controlling interests	-	-	-	-	-	-	-	-	-	49,000	49,000
- Disposal of partial interests in Yancoal Australia	-	-	-	-	-	-	-	(430,971)	(430,971)	2,569,101	2,138,130
- Deferred Tax arising from the restructuring of Australian subsidiaries (restated)	-	-	-	-	-	-	-	(100,980)	(100,980)	(40,087)	(141,067)
Total transactions with owners (restated)	-	-	645,219	423,618	-	-	-	(4,404,276)	(3,335,439)	2,530,919	(804,520)
Balance at December 31, 2012 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2013

	Share capital RMB'000 (note 40)	Share premium RMB'000	Future development fund RMB'000 (note 40)	Statutory common reserve fund RMB'000 (note 40)	Translation reserve RMB'000	Investment revaluation reserve RMB'000	Cash flow hedge reserve RMB'000	Retained earnings RMB'000	Attributable to equity holders of the Company RMB'000	Non-controlling interests RMB'000	Total RMB'000
Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	3,264,842	49,091,198
Effect on changes in accounting policy	-	-	-	-	-	-	-	(296,322)	(296,322)	(74,746)	(371,068)
Balance at January 1, 2013 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130
Loss for the year	-	-	-	-	-	-	-	777,368	777,368	(962,821)	(185,453)
Other comprehensive loss:											
- Fair value change of available-for-sale investments	-	-	-	-	-	3,962	-	-	3,962	-	3,962
- Cash flow hedge reserve recognized	-	-	-	-	-	-	(697,568)	-	(697,568)	(212,430)	(909,998)
- Exchange difference arising on translation of foreign operations	-	-	-	-	(3,153,237)	-	-	-	(3,153,237)	(531,292)	(3,684,529)
Total comprehensive loss for the year	-	-	-	-	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)
Transactions with owners											
- Acquisition of Hao Sheng (Note 43)	-	-	-	-	-	-	-	-	-	2,401,737	2,401,737
- Increase of the registered capital of Hao Sheng	-	-	-	-	-	-	-	-	-	75,540	75,540
- Stamp duty arising from the restructuring of Australian subsidiaries	-	-	-	-	-	-	-	(71,140)	(71,140)	-	(71,140)
- Set up of Rizhao	-	-	-	-	-	-	-	-	-	147,000	147,000
- Appropriations to and utilization of reserves	-	-	(820,272)	535,945	-	-	-	284,327	-	-	-
- Dividends	-	-	-	-	-	-	-	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
- Acquisition of non-controlling interests (Note 50)	-	-	-	-	-	-	-	(240,117)	(240,117)	(440,170)	(680,287)
Total transactions with owners	-	-	(820,272)	535,945	-	-	-	(1,797,554)	(2,081,881)	2,123,830	41,949
Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2013

	NOTES	Year ended December 31, 2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
OPERATING ACTIVITIES				
(Loss) Profit before income taxes		**(580,268)**	6,070,376	12,259,545
Adjustments for:				
Interest expenses		**1,765,777**	1,448,679	839,305
Interest income		**(489,348)**	(722,336)	(357,708)
Dividend income		**(71,395)**	(3,702)	(2,433)
Net unrealized foreign exchange loss (gain)		**581,145**	(1,359,747)	244,655
Depreciation of property, plant and equipment		**3,124,953**	2,819,404	2,266,017
Release of prepaid lease payments		**18,728**	18,363	19,018
Amortization of prepayment for resources compensation fees		**–**	–	3,355
Bargain purchase		**–**	(1,269,269)	–
Amortization of intangible assets		**1,325,078**	1,177,595	720,008
(Reversal) provision of impairment loss on accounts receivable and other receivables		**(742)**	6,452	(101)
Impairment loss on inventories		**58,274**	140,883	–
Impairment loss on property, plant and equipment		**–**	226,925	281,994
Impairment loss on intangibles assets		**2,052,238**	417,214	–
Impairment loss on goodwill		**–**	17,625	–
Share of loss of joint ventures		**376,032**	191,575	–
Share of profit of associates		**(233,897)**	(141,986)	(68,939)
Loss on fair value change of contingent value rights shares liabilities		**241,223**	79,423	–
(Gain) Loss on disposal of property, plant and equipment		**(14,973)**	(9,862)	108,627
Loss on disposal of intangible assets		**4,400**	–	–
Operating cash flows before movements in working capital		**8,157,225**	9,107,612	16,313,343
(Increase) decrease in bills and accounts receivable		**(1,722,004)**	(93,403)	2,800,237
(Increase) decrease in inventories		**(264,844)**	(58,993)	403,324
Movement in land subsidence, restoration, rehabilitation and environmental cost		**170,486**	484,739	556,706
Increase in prepayments and other current assets		**(1,377,975)**	(186,137)	(730,741)
(Decrease) increase in bills and accounts payable		**(3,187,931)**	246,081	537,775
(Decrease) increase in other payables and accrued expenses		**(1,223,267)**	412,693	531,298
Decrease in long-term payable and provision		**(35,670)**	(93,090)	(16,327)
Cash generated from operations		**516,020**	9,819,502	20,395,615
Income taxes paid		**(1,755,881)**	(2,684,720)	(2,155,602)
Interest paid		**(1,624,380)**	(1,296,338)	(608,601)
Interest received		**478,572**	645,840	343,431
Dividend received		**71,395**	3,702	2,433
Dividend received from associates		**113,216**	15,624	–
NET CASH (USED IN) FROM OPERATING ACTIVITIES		**(2,201,058)**	6,503,610	17,977,276

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2013

	NOTES	Year ended December 31, 2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
INVESTING ACTIVITIES				
(Increase) decrease in term deposits		(1,286,055)	6,356,257	(6,975,492)
Decrease in restricted cash		43,748	223,525	1,002,057
Purchase of property, plant and equipment		(10,221,406)	(6,230,426)	(8,619,515)
Increase in long term receivables		(245,779)	(349,217)	(300,083)
Increase in deposit made on investments		(4,000)	(695,574)	(394,128)
Proceeds on disposal of property, plant and equipment		80,236	226,876	57,956
Acquisition of Beisu and Yangcun	44	–	(816,011)	–
Acquisition of Gloucester	45	–	237,315	–
Investments in securities		(202)	–	(169,121)
Investments in associates		–	(810,000)	(540,000)
Acquisition of An Yuan Coal Mine	46	–	–	(355,000)
Acquisition of Hao Sheng	43	(802,089)	–	–
Acquisition of additional interests in a joint operations	47	–	–	(1,494,767)
Acquisition of Syntech	48	–	–	(1,316,174)
Acquisition of Premier coal and Wesfarmers Char	49	–	–	(2,057,276)
Acquisition of Xintai	50	(680,287)	–	(2,751,557)
Acquisition of potash mineral exploration permits		–	–	(1,645,227)
Purchase of intangible assets		(388,536)	(1,330,117)	(52,648)
NET CASH USED IN INVESTING ACTIVITIES		(13,504,370)	(3,187,372)	(25,610,975)
FINANCING ACTIVITIES				
Dividends paid		(1,770,624)	(2,803,488)	(2,901,856)
Proceeds from bank borrowings		21,103,061	12,281,525	16,712,320
Repayment of bank borrowings		(10,000,905)	(17,338,107)	(4,367,079)
Repayment of other borrowings		(2,057,376)	(2,225,731)	–
Expenses arising from acquisition of Gloucester		–	(33,867)	–
Proceeds from issuance of guaranteed notes		5,997,500	11,262,900	–
Dividends paid to non-controlling interests of a subsidiary		(60,277)	(47,095)	(2,408)
Contribution from non-controlling interests		75,540	49,000	–
NET CASH FROM FINANCING ACTIVITIES		13,286,919	1,145,137	9,440,977
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,418,509)	4,461,375	1,807,278
CASH AND CASH EQUIVALENTS, AT JANUARY 1		12,717,358	8,145,297	6,771,314
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		623,788	110,686	(433,295)
CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		10,922,637	12,717,358	8,145,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the "Company") is established as a joint stock company with limited liability in the People's Republic of China (the "PRC"). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company's A shares are listed on the Shanghai Stock Exchange ("SSE"), its H shares are listed on The Stock Exchange of Hong Kong (the "SEHK"), and its American Depositary Shares ("ADS", one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II"), Jining III coal mine ("Jining III"), Beisu coal mine ("Beisu") and Yangcun coal mine ("Yangcun") as well as a regional rail network that links the eight mines with the national rail network. The Company's parent and ultimate holding company is Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC.

The principal activities of the Company's subsidiaries, associates, joint ventures and joint operations are set out in notes 60, 27, 30 and 31 respectively.

As at December 31, 2013, the Group had net current assets of RMB2,708,424,000 (2012: RMB1,210,802,000 (restated)) and total assets less current liabilities of RMB98,642,216,000 (2012: RMB93,542,387,000 (restated)).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited ("Shanxi Neng Hua") and its subsidiaries (collectively referred as the "Shanxi Group") from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited ("Shanxi Tianchi") and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited ("Shanxi Tianhao"). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

1. GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited ("Heze") from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. ("Yulin"). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited ("Hua Ju Energy") from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited ("Felix"), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange ("ASX"), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited ("Yancoal Resources").

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited ("Ordos"). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine ("An Yuan Coal Mine") at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd ("Yize") and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited ("Xintai") at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2013, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

1. GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively "Syntech") at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited ("Premier Coal") and Wesfarmers Char Pty Ltd ("Wesfarmers Char") at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited ("Yancoal International"). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited ("Yancoal Luxembourg"). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd ("Yancoal Canada") with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited ("Yancoal Australia") and Gloucester Coal Limited ("Gloucester"), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares ("CVR shares"). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd ("Beisheng Industry and Trade"), Shandong Shengyang Wood Co., Ltd ("Shengyang Wood") and Jining Jiemei New Wall Materials Co., Ltd ("Jiemei Wall Materials"). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

1. GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited ("Trading Centre") with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited ("Hao Sheng") and obtained the mining rights of the Shilawusu Coal Field ("the mining right") in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng's registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. During the year, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at December 31, 2013, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. ("Rizhao"), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures during the year, the Company contributed RMB153, 000,000, which represents 51% equity interest of Rizhao.

2. BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to the PRC enterprises ("PRC GAAP").

The consolidated financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi ("RMB"), which is also the functional currency of the Company.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group had applied, for the first time, the following revised standards ("new IFRSs") applicable to the Group issued by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee (the "IFRIC") of the IASB, which are effective for the Group's financial year beginning on January 1, 2013.

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income
IAS 19 (Revised)	Employee Benefits
IAS 28 (Revised)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as described above, the accounting policies adopted for the current year are consistent with those adopted for the Group's financial statements for the year ended December 31, 2012.

Except as described below, the application of the above new or revised IFRSs for the current year had no material impact on the amounts reported and/or disclosures set out in the consolidated financial statements for the year.

- IFRS 11 Joint Arrangements

  IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31-Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

  After the review and assessment made by the directors of the Company, the directors concluded that the Group's investment which was classified as jointly controlled entities under IAS 31 should be classified as joint ventures under IFRS 11 and will continue to apply the equity method.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

- IFRS 13 Fair Value Measurement

  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a "fair value hierarchy". The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

  For disclosure relating the fair value, please refer to note 42.

- IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

  The amendments to IAS 1 require additional disclosures to be made in the other comprehensive section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the existing option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

- IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

  IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs incurred during the production phase of a surface mine ("production stripping costs"). Under the Interpretation, the costs from this waste removal activity ("stripping") which provide improved access to ore are recognized as a non-current asset ("stripping activity asset") when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure.

  Prior to the effective of IFRIC 20, stripping costs of the Group and its joint ventures which comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs are deferred then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine ("ROM") coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the year by the weighted average cost to remove a bank cubic metre ("BCM") of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company's Australian subsidiaries is based on the JORC reserves of each mine.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

- IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (continued)

The requirements in IFRIC 20 differs from the Group and its joint ventures' previous policies in that only waste stripping costs which provide improved access to ore can be capitalized when certain criteria are met, and the capitalization and amortization of waste stripping costs is undertaken at the level of individual deposits or components thereof rather than on a whole-for-mine basis. In addition, specific transitional rules are provided to deal with any opening deferred stripping balances recognised under the previous accounting policies.

As a result of the adoption of the IFRIC 20, any previously recognised asset that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) is reclassified as part of the existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated. Such balances are then amortized over the remaining expected useful life of the identified component of the orebody to which each predecessor stripping asset balance relates. If there is no identifiable component of the orebody to which the predecessor asset relates, it has been written off through opening retained earnings at the beginning of the earliest period presented. IFRIC 20 has been applied by Group and its joint ventures prospectively to production stripping costs incurred on or after the beginning of the earliest period presented.

The effects of the application of IFRIC 20 on the consolidated balance sheet at January 1, 2012 and December 31, 2012 are as follows:

	Assets		Liabilities	Equity	
	Overburden in advance RMB'000	Interests in joint ventures RMB'000	Deferred tax liabilities RMB'000	Reserves RMB'000	Non-controlling interests RMB'000
At January 1, 2012 as previously reported	261,441	19,453	(3,895,304)	(37,716,090)	(690,560)
Adjustment of IFRIC 20	(261,441)	-	78,431	183,010	-
At January 1, 2012 as restated	-	19,453	(3,816,873)	(37,533,080)	(690,560)
At December 31, 2012 as previously reported	448,889	1,086,985	(7,730,127)	(40,907,956)	(3,264,842)
Adjustment of IFRIC 20	(448,889)	(88,358)	166,179	296,322	74,746
At December 31, 2012 as restated	-	998,627	(7,563,948)	(40,611,634)	(3,190,096)

IFRIC 20 had no material impact on the consolidated balance sheet as at January 1, 2011.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

- IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (continued)

The effects of IFRIC 20 on the consolidated income statement for the year ended December 31, 2012 and for the year ended December 31, 2011 are as follows:

	Increase in cost of sales and service provided RMB'000	Increase in share of loss of joint ventures RMB'000	Decrease in income taxes RMB'000	Decrease in profit for the year RMB'000	Decrease in earnings per share, basic RMB'000	Decrease in earnings per ADS, basic RMB'000
For the year ended December 31, 2011	261,441	-	(78,431)	183,010	0.04	0.37
For the year ended December 31, 2012	187,448	88,358	(87,748)	188,058	0.03	0.31

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	*Annual Improvements to IFRSs 2010-2012 Cycle*[2]
Amendments to IFRSs	*Annual Improvements to IFRSs 2011-2013 Cycle*[2]
IFRS 9	*Financial Instruments*[3]
Amendments to IFRS 9 and IFRS 7	*Mandatory Effective Date of IFRS 9 and Transition Disclosures*[3]
Amendments to IFRS 10 IFRS 12 and IAS 27	*Investment Entities*[1]
Amendments to IAS 19	*Defined Benefit Plans: Employee Contributions*[2]
Amendments to IAS 32	*Offsetting Financial Assets and Financial Liabilities*[1]
Amendments to IAS 36	*Recoverable Amount Disclosures for Non-Financial Assets*[1]
Amendments to IAS 39	*Novation of Derivatives and Continuation of Hedge Accounting*[1]
IFRIC-Int 21	*Levies*[1]

1 Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after July 1, 2014, except as disclosed below. Early application is permitted.

3 Available for application-the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 2 (i) change the definitions of 'vesting condition' and 'market condition'; and (ii) add definitions for 'performance condition' and 'service condition' which were previously included within the definition of 'vesting condition'. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognised in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have 'similar economic characteristics'; and (ii) clarify that a reconciliation of the total of the reportable segments' assets to the entity's assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Group's consolidated financial statements.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) the property meets the definition of investment property in terms of IAS 40; and

(b) the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the *Annual Improvements to IFRSs 2011-2013 Cycle* will have a material effect on the Group's consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

- All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 9 Financial Instruments (continued)

- With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities' credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

The directors anticipate that the adoption of IFRS 9 in the future may have a material impact on the amounts reported in respect of the Group's financial assets and financial liabilities (e.g. the Group's investments in equity securities that are currently classified as available-for-sale investments may have to be measured at fair value at the end of subsequent reporting periods, with changes in the fair value being recognised in other comprehensive income. Regarding the Group's financial assets, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its financial statements.

To qualify as an investment entity, a reporting entity is required to:

- obtain funds from one or more investors for the purpose of providing them with professional investment management services;

- commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

- measure and evaluate performance of substantially all of its investments on a fair value basis.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities (continued)

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The directors of the Company do not anticipate that the investment entities amendments will have any effect on the Group's consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognise the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees' periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees' periods of service.

The directors of the Company do not anticipate that the application of these amendments to IAS 19 will have a material impact on the Group's consolidated financial statements as the Group does not have any defined benefit plans.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realisation and settlement'.

The directors of the Company do not anticipate that the application of these amendments to IAS 32 will have a material impact on the Group's consolidated financial statements as the Group does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a material impact on the Group's consolidated financial statements.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness.

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have material effect on the Group's consolidated financial statements as the Group does not have any derivatives that are subject to novation.

IFRIC – Int 21 Levies

IFRIC – Int 21 Levies addresses the issue of when to recognise a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC – Int 21 will not have any material impact on the Group's consolidated financial statements as the Group does not have any levy arrangements.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group's financial statements.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date on which control is transferred to the group or up to the date that control ceases, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group ceases to have control of the entity, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination (continued)

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets to account for all its acquisitions.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group's share of net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group's investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint arrangements

A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation for its liabilities. A joint operation is an arrangement in which the Group has joint control, whereby the Group has rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint ventures are accounted for using the equity method and the details of equity method of accounting have been set out in the accounting policy forinterests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group's interest in the joint venture.

When Group entity undertakes its activities under joint operations, the Group as a joint operator recognises its direct right to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the financial statements under appropriate headings.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal and methanol) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset's net carrying amount.

Dividend income from investments is recognized when the shareholders' rights to receive payments have been established.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i) Mining reserves

Mining reserves represent the portion of total proven and probable reserves in the mine of a mining right. Mining reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee ("JORC") reserves for the Group's subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Intangible assets acquired in a business combination (continued)

(ii) Mining resources

Mining resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above mining reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as "Mining resources")

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized immediately in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment other than goodwill (continued)

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the mining activity (mining complex level) is attributed. Management monitors and manages operations at the mining complex level to identify cash-generating streams.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

The Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and other financial institution and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the preparation of consolidated cash flow statement, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Overburden in advance

Overburden in advance comprises mining stripping (waste removal) costs both during the development and production phase of the Group's operations.

When stripping costs are included in the development phase of a mine before the production phase commences (development stripping). Such expenditure is capitalised as part of the cost of constructing the mine if it can be demonstrated that it is probable that future economic benefits will be realised, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. The stripping assets subsequently amortized over its useful life using a units of production method, in accordance with the policy applicable to mine properties. The capitalisation of development stripping costs ceases when the mine/component is commissioned and ready for use as intended by management.

Waste development costs incurred in the production phase creates two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realised in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where production stripping costs are incurred and the benefit is improved access to ore to be mined in the future, the costs are recognised as a stripping activity asset in mine properties.

If the costs of the inventory produced and the stripping asset are not separately identifiable, the allocation is undertaken based on waste-to-ore stripping ratio for the particular ore component concerned. If mining of waste in a period occurs in excess of the expected life-of-component average waste-to-ore strip ratio, the excess is recognised as part of the stripping asset. Where mining occurs at or below the expected life-of-component stripping ratio in a period, the entire production stripping cost is allocated to the cost of the ore inventory produced.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Overburden in advance (continued)

Amortisation is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The Company's wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing (continued)

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences on monetary items receivable from or payable to foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the balance sheet date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term or on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual patter of short-term profit-taking.

Royalty receivable is remeasured based on sales volume, price changes, foreign currency exchange rates and expected future cash flows at each balance sheet date. The gain or loss arising from the change in fair value of royalty receivable is recognized in profit or loss. Royalty receivable is reduced by cash receipts and decreases with time. Since the contract is long term, the unwinding discount (to reflect time value of money) is recognized in interest income.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group's financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings which are initially recognised at fair value and subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit and loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets or, the financial assets has been transferred, although the company has neither transferred nor retained substantially all the risk and rewards of ownership of the financial assets, but the Company give up control of the financial assets.

On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Accounting for derivative financial instruments and hedging activities (continued)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 36. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss. Amounts accumulated in equity are recognized in the profit and loss as the underlying hedged items are recognized.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit or loss.

(ii) Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a) A person, or a close member of that person's family, is related to the group if that person:

(1) has control or joint control over the group;

(2) has significant influence over the group; or

(3) is a member of the key management personnel of the group or the group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(b) An entity is related to the group if any of the following conditions applies:

(1) The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(3) Both entities are joint ventures of the same third party;

(4) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5) The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group;

(6) The entity is controlled or jointly controlled by a person identified in (a); or

(7) A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Mining reserve and mining resources are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2013, the carrying amount of goodwill is RMB2,460,551,000 (2012: RMB2,573,811,000). During the year ended December 31, 2013, no impairment loss on goodwill (2012: RMB17,625,000) was recognised by the Group and details are set out in note 25.

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill (continued)

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management's expectations for the market development.

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2013, the carrying amounts of property, plant and equipment is approximately RMB41,896,508,000 (2012: RMB39,503,103,000). During the year ended December 31, 2013, no property, plant and equipment was written off as expenses (2012: nil; 2011: nil). In addition, during the year ended December 31, 2013, no impairment loss on property, plant and equipment (2012: RMB226,925,000; 2011: RMB281,994,000) was recognized by the Group and the details of impairment are set out in note 24.

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company's overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year, no provision for impairment losses were made for Premier and Wesfarmers Char by the Group.

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

In the process of applying the Group's accounting policies, management has made the following accounting judgements:

Acquisitions

In 2013, the Group acquired a subsidiary and business as set out in note 43. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

6. SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), Minmetals Trading Co., Ltd. ("Minmetals Trading") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The exploitation right of the Group's foreign subsidiaries is not restricted. The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company's subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company's subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

6. SEGMENT INFORMATION (continued)

The accounting policies of the reportable segments are same as the Group's accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors' emoluments, results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013				
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE					
External	54,444,843	457,898	1,499,085	-	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	-
Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2013				
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULT					
Segment results	1,844,605	22,720	403,702	-	2,271,027
Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	-	564,055		233,897
Share of loss of joint ventures	(376,032)	-	-		(376,032)
Interest expenses					(1,765,777)
Loss before income taxes					(580,268)
Income taxes					394,815
Loss for the year					(185,453)

6. SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2013			
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Consolidated RMB'000
ASSETS				
Segment assets	102,090,643	363,874	5,682,418	108,136,935
Interests in associates	1,561,859	-	1,183,098	2,744,957
Interests in joint ventures	488,350	-	-	488,350
Unallocated corporate assets				16,087,947
				127,458,189
LIABILITIES				
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057
				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013				
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Corporate RMB'000	Consolidated RMB'000
Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	-	2,047	-	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	-	18,728
Impairment loss on intangible assets	2,052,238	-	-	-	2,052,238
Write-off on inventories	58,274	-	-	-	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	-	2,683	374	(742)

Note 1: Capital additions include those arising from the acquisition of Hao Sheng during the year.

6. SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012				
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE					
External	56,200,600	464,068	1,481,516	-	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	-
Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012				
	Mining RMB'000 (restated)	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Eliminations RMB'000	Consolidated RMB'000 (restated)
RESULT					
Segment results	6,980,578	(52,848)	91,420	-	7,019,150
Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	-	108,434	-	141,986
Share of loss of joint ventures	(191,575)	-	-	-	(191,575)
Interest expenses					(1,448,679)
Profit before income taxes					6,070,376
Income taxes					(36,189)
Profit for the year					6,034,187

164

6. SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2012			
	Mining RMB'000 (restated)	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Consolidated RMB'000 (restated)
ASSETS				
Segment assets	98,354,842	558,152	5,300,584	104,213,578
Interests in associates	192,081	-	2,432,195	2,624,276
Interests in joint ventures	998,627	-	-	998,627
Unallocated corporate assets				14,328,595
				122,165,076
LIABILITIES				
Segment liabilities	30,657,045	66,649	4,326,014	35,049,708
Unallocated corporate liabilities				38,395,238
				73,444,946

OTHER INFORMATION

	For the year ended December 31, 2012				
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Corporate RMB'000	Consolidated RMB'000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	-	810,000	-	813,927
Amortization of intangible assets	1,175,548	-	2,047	-	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	-	18,363
Impairment loss on property, plant and equipment	226,925	-	-	-	226,925
Impairment loss on intangible assets	417,214	-	-	-	417,214
Write-off on inventories	140,883	-	-	-	140,883
Impairment loss on goodwill	17,625	-	-	-	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses charged on (reversed) accounts receivable and other receivables	7,270	-	(818)	-	6,452

Note 1: Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

6. SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2011					
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Unallocated RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE						
External	45,181,229	476,852	1,407,759	-	-	47,065,840
Inter-segment	287,280	51,705	256,364	-	(595,349)	-
Total	45,468,509	528,557	1,664,123	-	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2011				
	Mining RMB'000 (restated)	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Eliminations RMB'000	Consolidated RMB'000 (Restated)
RESULT					
Segment results	13,215,040	479	(365,011)	-	12,850,508
Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	-	25,815	-	68,939
Interest expenses					(839,305)
Profit before income taxes					12,259,545
Income taxes					(3,466,948)
Profit for the year					8,792,597

6. SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2011			
	Mining RMB'000 (restated)	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Consolidated RMB'000 (restated)
ASSETS				
Segment assets	80,149,706	604,824	4,474,098	85,228,628
Interests in associates	170,226	–	1,513,671	1,683,897
Interests in joint ventures	19,453	–	–	19,453
Unallocated corporate assets				9,958,172
				96,890,150
LIABILITIES				
Segment liabilities	22,226,618	72,476	2,857,624	25,156,718
Unallocated corporate liabilities				27,869,921
				53,026,639

OTHER INFORMATION

	For the year ended December 31, 2011					
	Mining RMB'000	Coal railway transportation RMB'000	Methanol, electricity and heat supply RMB'000	Unallocated RMB'000	Corporate RMB'000	Consolidated RMB'000
Capital additions (note 1)	22,736,499	40,890	555,250	-	3,790	23,336,429
Investments in associates	540,000	-	-	-	-	540,000
Amortization of intangible assets	717,709	252	2,047	-	-	720,008
Release of prepaid lease payments	10,432	5,372	3,214	-	-	19,018
Impairment loss on property, plant and equipment	-	-	281,994	-	-	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	-	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	-	688	-	-	(101)

Note 1: Capital additions include those arising from the acquisition of additional interests in joint operations and subsidiaries during the year.

6. SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and joint ventures.

The geographical information of revenue are as follows:

	Revenue from external customers For the year ended December 31,		
	2013 RMB'000	2012 RMB'000	2011 RMB'000
The PRC (place of domicile)	**47,299,887**	48,518,837	38,301,175
Australia	**2,130,591**	2,297,615	255,206
Others	**6,971,348**	7,329,732	8,509,459
Total	**56,401,826**	58,146,184	47,065,840

The geographical information of specified non-current assets are as follows:

	Specified non-current assets At December 31,		
	2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000
The PRC (place of domicile)	**52,741,341**	36,991,705	31,130,104
Australia	**32,090,208**	41,205,313	28,986,924
Canada	**1,691,407**	1,832,719	1,645,227
Total non-current assets	**86,522,956**	80,029,737	61,762,255

For the year ended December 31, 2013, the revenue from mining segment amounted to RMB 54,444,843,000 (2012: RMB56,200,600,000; 2011: RMB45,181,229,000) which including sales to the Group's largest customer located in the PRC of approximately RMB3,243,219,000 (2012: RMB3,651,630,000; 2011: RMB3,854,540,000). As at December 31, 2013, accounts receivable from this customer accounted for approximately 10.29% (2012: 0%; 2011: 0%) of the Group's total accounts receivable.

7. NET SALES OF COAL

	Year ended December 31, 2013 RMB'000	2012 RMB'000	2011 RMB'000
Coal sold in the PRC, gross	**45,342,904**	46,573,253	36,416,565
Less: Transportation costs	**(444,306)**	(281,816)	(311,708)
Coal sold in the PRC, net	**44,898,598**	46,291,437	36,104,857
Coal sold outside the PRC, gross	**9,101,939**	9,627,347	8,764,664
Less: Transportation costs	**(1,579,890)**	(1,822,409)	(936,560)
Coal sold outside the PRC, net	**7,522,049**	7,804,938	7,828,104
Net sales of coal	**52,420,647**	54,096,375	43,932,961

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31, 2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
Materials	**3,022,210**	3,162,130	2,541,192
Wages and employee benefits	**6,724,456**	7,282,018	5,846,108
Electricity	**764,353**	699,648	520,890
Depreciation	**2,404,252**	2,057,092	1,398,711
Land subsidence, restoration, rehabilitation and environmental costs	**1,440,621**	1,781,267	1,720,740
Environmental management expenses	**128,784**	129,235	–
Annual fee and amortization of mining rights (note 23)	**1,304,972**	1,305,410	848,615
Transportation costs	**15,965**	80,093	73,560
Cost of traded coal	**22,834,366**	21,522,897	9,548,869
Business tax and surcharges	**541,676**	599,784	579,782
Others	**3,330,183**	3,529,414	2,908,268
	42,511,838	42,148,988	25,986,735

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
Wages and employee benefits	**1,888,932**	1,749,759	1,703,713
Additional medical insurance	**5,141**	80,855	78,285
Staff training costs	**4,558**	7,630	53,682
Depreciation	**417,204**	343,133	230,542
Distribution charges	**1,448,114**	1,292,216	1,078,107
Resource compensation fees (note)	**209,493**	248,377	263,238
Repairs and maintenance	**354,071**	693,380	609,211
Research and development	**45,110**	62,406	119,234
Freight charges	**41,185**	34,800	29,246
Impairment loss on property, plant and equipment	**–**	226,925	281,994
Loss on disposal of property, plant and equipment	**–**	–	108,627
Provision for bad debt	**23,931**	10,627	1,195
Impairment loss on intangible assets	**2,052,238**	417,214	–
Impairment loss on goodwill	**–**	17,625	–
Impairment loss on inventories	**58,274**	140,883	–
Legal and professional fees	**129,496**	269,155	94,148
Social welfare and insurance	**51,255**	207,150	173,349
Utilities relating to administrative buildings	**80,042**	139,942	175,209
Environmental protection	**5,552**	46,022	83,690
Travelling, entertainment and promotion	**102,670**	169,062	188,087
Exchange loss, net	**1,686,001**	–	–
Coal price adjustment fund	**424,017**	403,632	367,038
Bonus payments	**17,154**	11,050	6,409
Other sundry taxes	**352,601**	397,853	253,583
Others	**983,674**	1,017,940	671,616
	10,380,713	7,987,636	6,570,203

Note: In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10. OTHER INCOME

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
Dividend income	**71,395**	3,702	2,433
Gain on sales of auxiliary materials	**37,658**	32,300	20,751
Government grants	**169,957**	72,867	29,431
Interest income	**489,348**	722,336	357,708
Exchange gain, net	**–**	714,166	518,553
Bargain purchase (note 45)	**–**	1,269,269	–
Gain on disposals of property, plant and equipment	**14,973**	9,862	–
Others	**237,246**	105,943	146,889
	1,020,577	2,930,445	1,075,765

The above dividend income is from listed investments.

11. INTEREST EXPENSES

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
Interest expenses on:			
– bank and other borrowings wholly repayable within 5 years	1,565,693	1,453,459	804,700
– bank and other borrowings not wholly repayable within 5 years	418,606	88,550	9,675
– bills receivable discounted without recourse	9,341	2,367	24,930
	1,993,640	1,544,376	839,305
Less: interest expenses capitalized into construction in progress	(227,863)	(95,697)	–
	1,765,777	1,448,679	839,305

12. INCOME TAXES

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
		(restated)	(restated)
Income taxes:			
Current taxes	1,991,862	1,328,624	3,176,627
Under provision in prior years	(286,292)	142,957	20,174
	1,705,570	1,471,581	3,196,801
Deferred taxes (note 39)			
Australian Minerals Resources Rent Tax	141,182	(1,550,277)	–
Others	(2,241,567)	114,885	270,147
	(394,815)	36,189	3,466,948

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2012: 25%; 2011: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Note: The Australian Minerals Resources Rent Tax ("MRRT") legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. At December 31, 2013, the Australian Government had not passed the repeal legislation.

12. INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,		
	2013 RMB'000	2012 RMB'000 (restated)	2011 RMB'000 (restated)
Standard income tax rate in the PRC	**25%**	25%	25%
Standard income tax rate applied to income before income taxes	**(145,067)**	1,517,594	3,064,886
Reconciling items:			
Effect of (income) expense exempt from taxation	**(83,106)**	(668,039)	33,520
Deemed interest income from subsidiaries subject to tax	**210,978**	142,361	63,058
Tax effect of tax losses not recognized	**210,460**	202,744	217,791
(Over) Under provision in prior years	**(286,293)**	142,957	20,174
MRRT	**96,223**	(1,085,194)	-
Utilization of unrecognized tax losses in prior years	**(62,637)**	(20,700)	(83,336)
Effect of tax rate differences in other taxation jurisdictions	**(383,370)**	17,768	151,227
Others	**47,997**	(213,302)	(372)
Income taxes	**(394,815)**	36,189	3,466,948
Effective income tax rate	**68%**	0.6%	28%

13. (LOSS) PROFIT BEFORE INCOME TAXES

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
(Loss) Profit before income taxes has been arrived at after charging:			
Amortization of intangible assets	1,325,078	1,177,595	720,008
Depreciation of property, plant and equipment			
– under finance leases	32,129	8,180	–
– self-owned	3,092,824	2,811,224	2,266,017
Total depreciation and amortization	4,450,031	3,996,999	2,986,025
Release of prepaid lease payments	18,728	18,363	19,018
Impairment loss recognised in respect of:			
– Property, plant and equipment	–	226,925	281,994
– Intangible assets	2,052,238	417,214	–
– Goodwill	–	17,625	–
– Inventories	58,274	140,883	–
Auditors' remuneration	23,771	19,916	18,112
Staff costs, including directors' and supervisors' emoluments	9,811,721	10,022,134	8,222,047
Retirement benefit scheme contributions (included in staff costs above)	2,153,433	3,657,504	1,699,443
Cost of inventories	26,437,983	25,425,263	12,723,350
Research and development costs	45,110	62,406	119,234
Operating lease charges in respect of leased premises	65,043	72,400	31,960
and crediting:			
(Gain) Loss on disposal of property, plant and equipment	(14,973)	(9,862)	108,627
Exchange loss (gain), net	1,686,001	(714,166)	(518,553)
(Reversal) Provision of impairment loss on accounts receivable and other receivables	(742)	6,452	(101)

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors' and supervisors' emoluments

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2013			
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contributions RMB'000	Total RMB'000
Independent non-executive directors				
Wang Xiaojun	130	-	-	130
Wang Xianzheng	130	-	-	130
Cheng Faguang	130	-	-	130
Xue Youzhi	130	-	-	130
	520	-	-	520
Executive directors				
Li Xiyong	-	-	-	-
Zhang Xinwen	-	-	-	-
Wang Xin	-	-	-	-
Zhang Yingmin	-	512	100	612
Li Weimin	-	-	-	-
Shi Xuerang	-	-	-	-
Wu Yuxiang	-	468	91	559
Zhang Baocai	-	469	92	561
Dong Yunqing	-	470	92	562
	-	1,919	375	2,294
Supervisors				
Song Guo	-	-	-	-
Zhang Shengdong	-	-	-	-
Zhou Shoucheng	-	-	-	-
Zhen Ailan	-	-	-	-
Wei Huanmin	-	470	92	562
Xu Bentai	-	461	90	551
	-	931	182	1,113
Other management team				
Liu Chun	-	490	96	586
He Ye	-	417	81	498
Tian Fengze	-	486	95	581
Shi Chengzhong	-	481	94	575
Ni Xinghua	-	497	97	594
Lai Cunliang	-	766	-	766
	-	3,137	463	3,600

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a) Directors' and supervisors' emoluments (continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2012			
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contributions RMB'000	Total RMB'000
Independent non-executive directors				
Wang Xiaojun	130	–	–	130
Wang Xianzheng	130	–	–	130
Cheng Faguang	130	–	–	130
Xue Youzhi	130	–	–	130
	520	–	–	520
Executive directors				
Wang Xin	–	–	–	–
Zhang Yingmin	–	728	146	874
Li Weimin	–	–	–	–
Shi Xuerang	–	–	–	–
Wu Yuxiang	–	505	101	606
Zhang Baocai	–	517	103	620
Dong Yunqing	–	520	104	624
	–	2,270	454	2,724
Supervisors				
Song Guo	–	–	–	–
Zhang Shengdong	–	–	–	–
Zhou Shoucheng	–	–	–	–
Zhen Ailan	–	–	–	–
Wei Huanmin	–	516	103	619
Xu Bentai	–	506	101	607
	–	1,022	204	1,226
Other management team				
Liu Chun	–	564	113	677
He Ye	–	720	144	864
Tian Fengze	–	529	106	635
Shi Chengzhong	–	543	109	652
Ni Xinghua	–	553	111	664
Lai Cunliang	–	690	–	690
	–	3,599	583	4,182

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a) Directors' and supervisors' emoluments (continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2011			
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contributions RMB'000	Total RMB'000
Independent non-executive directors				
Pu Hongjiu	49	–	–	49
Di Xigui	49	–	–	49
Li Weian	49	–	–	49
Wang Junyan	49	–	–	49
Wang Xiaojun	72	–	–	72
Wang Xianzheng	72	–	–	72
Cheng Faguang	72	–	–	72
Xue Youzhi	72	–	–	72
	484	–	–	484
Executive directors				
Wang Xin	–	–	–	–
Zhang Yingmin	–	169	34	203
Li Weimin	–	–	–	–
Shi Xuerang	–	–	–	–
Chen Changchun	–	–	–	–
Wu Yuxiang	–	381	76	457
Wang Xinkun	–	329	66	395
Zhang Baocai	–	390	78	468
Dong Yunqing	–	396	79	475
	–	1,665	333	1,998
Supervisors				
Song Guo	–	–	–	–
Zhang Shengdong	–	–	–	–
Zhou Shoucheng	–	–	–	–
Zhen Ailan	–	–	–	–
Wei Huanmin	–	390	78	468
Xu Bentai	–	430	86	516
	–	820	164	984
Other management team				
Jin Tai	–	169	34	203
Liu Chun	–	13	3	16
He Ye	–	169	34	203
Tian Fengze	–	428	86	514
Shi Chengzhong	–	462	92	554
Ni Xinghua	–	438	88	526
Lai Cunliang	–	700	–	700
	–	2,379	337	2,716

No directors waived any of their emoluments in each of the year ended December 31, 2013, 2012 and 2011.

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b) Employees' emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2013 (2012: nil; 2011: nil). The emoluments of the five highest paid individuals (2012: five; 2011: five) were stated as follows:

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
Salaries, allowance and other benefits in kind	**19,496**	18,877	19,282
Retirement benefit scheme contributions	**453**	538	74
Discretionary bonuses	**2,820**	5,827	1,725
	22,769	25,242	21,081

Their emoluments were within the following bands:

	Year ended December 31,		
	2013	2012	2011
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	–	–	–
HK$1,000,001 to HK$1,500,000	–	–	–
HK$2,500,001 to HK$3,000,000	**1**	–	–
HK$3,500,001 to HK$4,000,000	**1**	2	1
HK$4,000,001 to HK$4,500,000	–	–	2
HK$4,500,001 to HK$5,000,000	**1**	1	–
HK$5,000,001 to HK$5,500,000	–	–	1
HK$5,500,001 to HK$6,000,000	–	1	–
HK$6,000,001 to HK$6,500,000	**1**	–	–
HK$8,000,001 to HK$8,500,000	–	–	1
HK$11,000,001 to HK$11,500,000	**1**	–	–
HK$12,000,001 to HK$12,500,000	–	1	–

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
2012 final dividend, RMB 0.360 per share (2012: 2011 final dividend, RMB 0.570 per share; 2011: 2010 final dividend RMB0.590 per share)	**1,770,624**	2,803,488	2,901,856

In the annual general meeting held on May 20, 2011, a final dividend of RMB0.590 per share in respect of the year ended December 31, 2010 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 22, 2012, a final dividend in of RMB0.570 per share in respect of the year ended December 31, 2011 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 15, 2013, a final dividend of RMB0.360 per share in respect of the year ended December 31, 2012 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB98,368,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.02, in respect of the year ended December 31, 2013. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company's Articles of Association. A shareholders' general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2013, 2012 and 2011 is based on the profit attributable to the equity holders of the Company for the year of RMB777,368,000, RMB6,065,570,000 (restated) and RMB8,745,092,000 (restated) and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2013, 2012 and 2011.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.10% (2012: from 0.35% to 3.35%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2012: 0.01%-5.75%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.13% (2012: 2.58%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.5%-4.75% (2012: 2.60%-4.75%).

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31, 2013 RMB'000	2012 RMB'000
Accounts receivable	**1,469,676**	928,935
Less: Impairment loss	**(8,289)**	(2,532)
	1,461,387	926,403
Bills receivable	**7,558,118**	6,533,200
Total bills and accounts receivable, net	**9,019,505**	7,459,603

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31, 2013 RMB'000	2012 RMB'000
1-90 days	**8,685,054**	3,423,025
91-180 days	**316,681**	3,954,398
181-365 days	**4,689**	80,812
Over 1 year	**13,081**	1,368
	9,019,505	7,459,603

18. BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 49 days (2012: 96 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable for 2013 and 2012 are as follows:

	2013 **RMB'000**	2012 RMB'000
Balance at January 1	2,532	4,143
Provided for the year	21,351	5
Reversal	(15,594)	(1,616)
Balance at December 31	8,289	2,532

Included in the allowance for doubtful debts is an allowance of RMB8,289,000 (2012: RMB2,532,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. ROYALTY RECEIVABLE

	2013 RMB'000	2012 RMB'000
As at January 1	**1,349,447**	-
Acquisition of Gloucester	**-**	1,290,015
Cash received	**(78,801)**	(27,924)
Unwinding discount	**126,949**	72,353
Exchange re-alignment	**(229,059)**	38,596
Change in fair value	**(34,162)**	(23,593)
As at December 31	**1,134,374**	1,349,447
Current portion	**105,584**	114,798
Non-current portion	**1,028,790**	1,234,649
	1,134,374	1,349,447

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 10). Change in fair value is included in selling, general and administrative expenses (note 9).

20. INVENTORIES

	At December 31, 2013 RMB'000	2012 RMB'000
COST		
Methanol	**23,039**	9,470
Auxiliary materials, spare parts and small tools	**495,293**	507,605
Coal products	**1,070,888**	1,048,456
	1,589,220	1,565,531

21. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31, 2013 RMB'000	2012 RMB'000 (restated)
Advances to suppliers (i)	1,181,271	692,043
Deposit for environment protection	719,817	813,212
Prepaid relocation costs of inhabitants	2,192,952	1,877,911
Others (i)	1,165,536	813,833
	5,259,576	4,196,999

(i) Included in the above balances as of December 31, 2013 is an impairment loss of RMB18,312,000 (2012: RMB25,292,000).

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2013, RMB481,000 was written off against prepayments and other receivables (2012: Nil).

22. PREPAID LEASE PAYMENTS

	At December 31, 2013 RMB'000	2012 RMB'000
Current portion	18,701	18,418
Non-current portion	676,202	695,675
	694,903	714,093

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

23. INTANGIBLE ASSETS

	Mining reserves RMB'000	Mining resources RMB'000	Potash mineral exploration permit RMB'000	Technology RMB'000	Water Licenses RMB'000	Others RMB'000	Total RMB'000
COST							
At January 1, 2012	21,133,216	4,241,228	1,645,227	160,233	132,254	22,830	27,334,988
Exchange re-alignment	75,849	29,593	55,797	3,175	153	22,600	187,167
Acquisition of Beisu and Yangcun (note 44)	464,600	-	-	-	-	-	464,600
Acquisition of Gloucester (note 45)	3,028,962	2,589,405	-	-	-	933	5,619,300
Additions for the year	1,871,472	792,402	-	-	-	103,646	2,767,520
Reclassification	-	35,798	(35,798)	-	-	-	-
Transfer	2,388,671	(2,388,671)	-	-	-	-	-
At December 31, 2012 and at January 1, 2013	28,962,770	5,299,755	1,665,226	163,408	132,407	150,009	36,373,575
Exchange re-alignment	(3,554,938)	(863,376)	(162,965)	(27,655)	(1,327)	(19,481)	(4,629,742)
Acquisition of Hao Sheng (note 43)	12,089,682	-	-	-	-	-	12,089,682
Additions for the year	9,566	21,997	-	-	-	688	32,251
Disposals	-	-	-	-	-	(18,075)	(18,075)
Reclassification	30,296	4,114	(34,410)	-	-	-	-
At December 31, 2013	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
AMORTIZATION							
At January 1, 2012	1,115,339	-	-	-	-	14,030	1,129,369
Exchange re-alignment	12,824	1,425	-	-	-	903	15,152
Provided for the year	1,161,176	-	-	-	-	16,419	1,177,595
Impairment loss	255,231	161,983	-	-	-	-	417,214
At December 31, 2012 and at January 1, 2013	2,544,570	163,408	-	-	-	31,352	2,739,330
Exchange re-alignment	(479,201)	(27,655)	-	-	(58)	(4,754)	(511,668)
Provided for the year	1,304,972	-	-	-	311	19,795	1,325,078
Impairment loss	2,052,238	-	-	-	-	-	2,052,238
Eliminated on disposals	-	-	-	-	-	(13,675)	(13,675)
At December 31, 2013	5,422,579	135,753	-	-	253	32,718	5,591,303
CARRYING VALUE							
At December 31, 2013	32,114,797	4,326,737	1,467,851	135,753	130,827	80,423	38,256,388
At December 31, 2012	26,418,200	5,136,347	1,665,226	163,408	132,407	118,657	33,634,245

23. INTANGIBLE ASSETS (continued)

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Compensation fee of RMB5 per tonne of raw coal mined (2012: RMB145,235,000) for the year has been preliminary agreed and the revised compensation fees are to be settled with the government authority directly.

In 2012, the government authority finalized its assessment on the mining compensation fee and the Company is required to pay RMB2,476,780,000 for acquiring the aforesaid mining right, net off of the compensation fees paid and hence, RMB1,778,832,000 is recognised in mining reserves.

The mining rights (mining reserves) are amortized based on unit of production method.

The potash mineral exploration permit is reclassified to mining resources or mining reserves according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of mine. If the mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed, no amortization will be provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB1,304,972,000 (2012: RMB1,161,176,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB20,106,000 (2012: RMB16,419,000) has been included in selling, general and administrative expenses.

At December 31, 2013, intangible assets with a carrying amount of approximately RMB10,426,786,000 (2012: RMB1,960,908,000) have been pledged to secure the Group's borrowings (note 35).

Given the continuing decease in coal price during the period, management performed impairment test for the Group's intangible assets and concluded that the recoverable amount of cash generating units, Moolarben Coal Mine and Stratford Coal Mine were below its carrying amount. RMB2,052,238,000 impairment loss has been recognized accordingly. The recoverable amounts of the aforesaid cash generating units have been determined based on value in use, which has been calculated using a discounted cash flow model with an assumption of post-tax discount rate of 11% (2012: 11%).

24. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB'000	Buildings RMB'000	Harbor works and crafts RMB'000	Railway structures RMB'000	Mining structures RMB'000	Plant, machinery and equipment RMB'000	Transportation equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST									
At January 1, 2012	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228
Exchange re-alignment	28,421	9,727	-	-	68,921	195,142	-	60,527	362,738
Acquisition of Beisu and Yangcun (note 44)	-	87,902	-	39,841	1,875	147,387	3,116	5,394	285,515
Acquisition of Gloucester (note 45)	681,230	11,749	-	-	1,100,283	1,580,100	-	351,124	3,724,486
Additions	54,053	66,109	-	34,515	373,801	649,199	318	5,981,503	7,159,498
Transfers	10,496	215,186	-	106,086	101,012	1,543,579	40,708	(2,017,067)	-
Reclassification	-	-	-	-	(136,413)	136,413	-	-	-
Disposals	-	(25,473)	-	(35,563)	(31,228)	(1,051,496)	(13,766)	-	(1,157,526)
At December 31, 2012 and January 1, 2013	1,155,558	4,653,763	253,678	1,693,842	7,857,738	25,631,281	456,437	14,208,642	55,910,939
Exchange re-alignment	(207,634)	(101,418)	-	-	(597,550)	(1,813,341)	-	(393,772)	(3,113,715)
Acquisition of Hao Sheng (note 43)	-	-	-	-	-	390	1,533	300,282	302,205
Additions	6,166	348	-	569	96,174	282,593	1,118	7,440,068	7,827,036
Transfers	127,168	153,430	-	224,452	1,501,975	2,921,184	33,357	(4,961,566)	-
Reclassification	(2,786)	2,501	-	-	40,250	(39,965)	-	-	-
Disposals	-	(18,566)	-	(4,096)	(8,215)	(1,214,653)	(19,078)	-	(1,264,608)
At December 31, 2013	1,078,472	4,690,058	253,678	1,914,767	8,890,372	25,767,489	473,367	16,593,654	59,661,857
ACCUMULATED DEPRECIATION AND IMPAIRMENT									
At January 1, 2012	-	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	-	14,262,404
Exchange re-alignment	-	721	-	-	8,026	30,868	-	-	39,615
Provided for the year	-	146,857	-	163,323	335,878	2,134,734	38,612	-	2,819,404
Impairment loss	-	-	-	-	226,925	-	-	-	226,925
Eliminated on disposals	-	(4,762)	-	(6,565)	(5,564)	(916,065)	(7,556)	-	(940,512)
At December 31, 2012 and January 1, 2013	-	1,947,912	88,988	1,037,320	2,836,842	10,180,087	316,687	-	16,407,836
Exchange re-alignment	-	(12,049)	-	-	(136,142)	(419,904)	-	-	(568,095)
Provided for the year	-	179,219	-	160,032	426,565	2,315,487	43,650	-	3,124,953
Eliminated on disposals	-	(6,623)	-	(3,257)	(8,103)	(1,162,398)	(18,964)	-	(1,199,345)
At December 31, 2013	-	2,108,459	88,988	1,194,095	3,119,162	10,913,272	341,373	-	17,765,349
CARRYING VALUE									
At December 31, 2013	1,078,472	2,581,599	164,690	720,672	5,771,210	14,854,217	131,994	16,593,654	41,896,508
At December 31, 2012	1,155,558	2,705,851	164,690	656,522	5,020,896	15,451,194	139,750	14,208,642	39,503,103

24. PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2013, the directors conducted a review of the Group's mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2012: nil).

At December 31, 2013, property, plant and equipment with carrying amount of approximately RMB7,197,336,000 (2012: RMB5,546,226,000) have been pledged to secure bank borrowings of the Group (note 35).

At December 31, 2013, the carrying amount of property, plant and equipment held under finance leases of the group was RMB266,655,000 (2012: RMB225,871,000).

The Group assessed the recoverable amount of property, plant and equipment and no impairment loss was recognized (2012: RMB226,925,000) (included in selling, general and administrative expenses) for the year ended December 31, 2013.

25. GOODWILL

	2013 RMB'000	2012 RMB'000
COST		
At January 1	2,573,811	1,866,037
Acquisition of Beisu and Yangcun (note 44)	–	712,214
Exchange re-alignment	(113,260)	13,185
Impairment loss	–	(17,625)
At December 31	2,460,551	2,573,811

25. GOODWILL (continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
Mining		
– Jining II	**10,106**	10,106
– Shandong Yanmei Shipping Co., Ltd	**10,046**	10,046
– Heze	**35,645**	35,645
– Shanxi Group	**145,613**	145,613
– Yancoal Resources	**532,227**	640,650
– Syntech	**23,744**	28,581
– Premier Coal and Wesfarmers Char	**14,614**	17,625
– Xintai	**653,837**	653,837
– Beisu and Yangcun	**712,214**	712,214
Coal Railway Transportation		
– Railway Assets	**97,240**	97,240
Electricity and heat supply		
– Hua Ju Energy	**239,879**	239,879
Impairment loss	**(14,614)**	(17,625)
	2,460,551	2,573,811

The recoverable amount of the Cash Generating Units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. Value in use has been determined using a discounted cash flow model. The recoverable amounts are based on certain key assumptions on discount rates, growth rates, selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost.

In determining the value assigned to each key assumption, management has used external sources of information and utilized the expertise of external consultants and experts within the Group to validate entity specific assumptions such as mining reserves and mining resources. Furthermore, in estimating future coal prices, the Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. The long term forecast exchange rate is based on externally verifiable sources. Production and capital costs are based on the Group's estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models and project evaluations performed by the Group in its ordinary course of business.

25. GOODWILL (continued)

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of 8-11% (2012: 8-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (12 to 35 years). This is calculated based on the Group's annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended 31 December 2013, the Group's management determines that the discounted recoverable cash flows of above cash-generating unit is greater than the carrying amount and no impairment loss recognized on goodwill (2012: RMB17,625,000).

26. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,	
	2013 RMB'000	2012 RMB'000
Equity securities listed on the SSE		
– Stated at fair value	172,855	167,572
Unlisted equity securities	38,704	39,504
	211,559	207,076

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lianyungang Port Corporation Limited, stated at the fair value as at December 31, 2013 of RMB166,074,000 (2012: RMB161,328,000) and RMB6,781,000 (2012: RMB6,244,000) respectively.

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

27. INTERESTS IN ASSOCIATES

	At December 31, 2013 RMB'000	2012 RMB'000
Cost of investments in associates	2,378,927	2,378,927
Share of post-acquisition profit and other comprehensive income, net of dividends	366,030	245,349
	2,744,957	2,624,276

Information of major associates is as follows:

Name of associate	Place of establishment and operation	Class of shares held	Principal activity	At December 31, 2013 Interest held	2012 Interest held
Huadian Zouxian Power Generation Company Limited ("Huandian Zouxian")	PRC	Registered Capital	Electricity generation business (i)	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd ("Shaanxi Chemical")	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	27%

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i) Huadian Zouxian is an important strategic partner of the Group

(ii) Shaanxi Chemical is an important strategic partner to develop future energy business of the Group.

All of the associates are private companies whose quoted market price is not available.

27. INTERESTS IN ASSOCIATES (continued)

The financial information in respect of the Group's associates is set out below:

	At December 31, 2013 RMB'000	2012 RMB'000
Total assets	25,593,037	24,751,952
Total liabilities	(16,194,589)	(15,289,724)
Net assets	9,398,448	9,462,228
Revenue	5,480,789	5,030,530
Profit for the year	331,683	496,690
Other comprehensive income	–	300
Proportion of the Group's ownership interest (%)	20%-39.77%	20%-39.77%
Group's share of associates' net assets	2,744,957	2,624,276
Group's share of profit of associates for the year	233,897	141,986
Group's share of other comprehensive income of associates for the year	–	90

Summarized financial information in respect of the Group's material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical	
	2013 RMB'000	2012 RMB'000	2013 RMB'000	2012 RMB'000
Current assets	326,884	300,183	708,914	2,396,469
Non-current assets	5,509,545	5,664,328	7,554,936	3,341,053
Current liabilities	(858,612)	(724,996)	(1,767,850)	(304,522)
Non-current liabilities	(1,034,156)	(1,632,200)	(1,096,000)	(33,000)
Revenue	4,630,997	4,399,486	–	–
Profit for the year	661,647	361,446	–	–
Other comprehensive income for the year	–	–	–	–
Total comprehensive income for the year	661,647	361,446	–	–
Dividends received from the associate during the year	97,591	–	–	–

27. INTERESTS IN ASSOCIATES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Net assets of the associate's attributable to owners	**3,943,661**	3,607,315	**5,400,000**	5,400,000
Proportion of the Group's ownership interest (%)	**30%**	30%	**25%**	25%
Carrying amount of the Group's interest in the associate	**1,183,098**	1,082,195	**1,350,000**	1,350,000

Aggregate information of associates that are not individually material:

	At December 31,	
	2013	2012
	RMB'000	RMB'000
The Group's share of profit and total comprehensive income	**35,403**	33,552
Aggregate carrying amount of the Group's interests in these associates	**211,859**	192,081

28. LONG TERM RECEIVABLES

	At December 31,	
	2013	2012
	RMB'000	RMB'000
Loan to a joint venture (i)	**1,587,001**	1,682,983
Others (ii)	**319,396**	318,475
	1,906,397	2,001,458

(i) Loan to a joint venture represented a loan to Middlemount Joint Venture of AUD292,260,000 (2012: AUD257,483,000). The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.

(ii) Other long term receivables represented an investment in preference shares of a company (AUD15,300,000) with cumulative dividends and investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

29. DEPOSITS MADE ON INVESTMENTS

	At December 31, 2013 RMB'000	2012 RMB'000
Shaanxi Coal Mine Operating Company (i)	**117,926**	117,926
Inner Mongolia Hao Sheng Coal Mining Limited (note 43)	**–**	2,982,455
Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	**–**	153,000
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd (ii)	**3,000**	–
Ordos Naryn River Mining Development Co., Ltd (iii)	**1,000**	–
	121,926	3,253,381

(i) During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2013, the Company made a deposit of RMB117,926,000 (2012: RMB117,926,000) in relation to this acquisition. As at December 31, 2013, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.

(ii) During the year, the Company entered into a co-operative agreement with Tianjin Finlay Coal Processing Technology Co., Ltd to set up a company, Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd, which provide the consultancy services for deep processing technology of coal and managing services for coal processing factory. The company agreed to contribute RMB12,000,000, representing 50% of its equity interest. During the year, the company made a deposit of RMB 3,000,000. As at December 31, 2013, the registration procedures of such company have not yet completed.

(iii) During the year, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2013, the Company have contributed RMB1,000,000. The registration procedures of this company have not yet completed.

30. INTERESTS IN JOINT VENTURES

	At December 31, 2013 RMB'000	2012 RMB'000 (restated)
Share of net assets	488,350	998,627

Information on major joint ventures is as follows:

Name of joint venture	Place of establishment and operation	Class of shares held	Principal activity	At December 31, 2013 Voting power	2013 Interest held	2012 Voting power	2012 Interest Held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	50%	90%	50%	90%
Middlemount Joint Venture (iii)	Australia	Ordinary shares	Coal mining and sales (iv)	50%	49.9997%	50%	49.9997%

All of the above joint ventures are accounted for using equity method in the consolidated financial statements. All of the joint ventures are private companies whose quoted market price is not available.

(i) The Company, through a subsidiary, held 90% equity interest of the Australian Coal Processing Holding Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary's voting power is 50%.

(ii) The Company held 90% equity interest of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary's voting power is 50%.

(iii) The Company, through Gloucester, held 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

(iv) Middlemount Joint Venture is an important strategic partner to develop the business in Australia.

30. INTERESTS IN JOINT VENTURES (continued)

The above Joint Ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the joint ventures. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

	Middlemount Joint Venture At December 31,	
	2013	2012
	RMB'000	RMB'000
Current portion:		
Cash and cash equivalents	10,176	17,779
Other current assets	364,775	416,731
Total current assets	374,951	434,510
Other current liabilities	(798,838)	(608,324)
Total current liabilities	(798,838)	(608,324)
Non-current portion:		
Non-current assets	6,726,490	8,319,623
Non-current financial liabilities	(3,623,115)	(3,936,889)
Other non-current liabilities	(1,735,742)	(2,251,337)
Total non-current liabilities	(5,358,857)	(6,188,226)
Proportion of the Group's ownership interest (%)	49.9997%	49.9997%

	Middlemount Joint Venture At December 31,	
	2013	2012
	RMB'000	RMB'000
Revenue	2,065,736	699,533
Depreciation and amortization	(303,960)	(146,040)
Interest income	826	1,463
Interest expenses	(251,906)	(116,848)
Other expenses	(2,262,764)	(821,260)
Loss for the year	(752,068)	(383,152)
Other comprehensive loss	–	–
Total comprehensive loss	(752,068)	(383,152)
Proportion of the Group's ownership interest	49.9997%	49.9997%
The Group's share of loss	(376,032)	(191,575)
The Group's share of total comprehensive loss	–	–
Dividends receive from joint ventures	–	–

30. INTERESTS IN JOINT VENTURES (continued)

Aggregate information of joint ventures that are not individually material:

	For the year ended December 31, 2013 RMB'000	2012 RMB'000
Revenue	737,104	1,058,540
Profit for the year	–	–
Total comprehensive income	–	–
Share of net assets	766	927

31. INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

Name of joint operation	Place of establishment and operation	Principal activity	At December 31, 2013 Interest held	2012 Interest held
Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint operation	Australia	Coal exploration	51%	51%
Ashton joint operation	Australia	Development and operation of open-cut and underground coal mines	90%	90%
Moolarben joint operation	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

31. INTERESTS IN JOINT OPERATIONS (continued)

The financial information in respect of the Group's joint operations is set out below:

	At December 31, 2013 RMB'000	2012 RMB'000
Total assets	20,159,195	21,879,311
Total liabilities	(17,076,324)	(20,592,065)
Net assets	3,082,871	1,287,246
Revenue	5,774,959	6,085,954
Expenses	(8,271,727)	(9,282,244)
Loss for the year	(2,496,768)	(3,196,290)
Other comprehensive income	–	–

32. BILLS AND ACCOUNTS PAYABLE

	At December 31, 2013 RMB'000	2012 RMB'000
Accounts payable	2,400,314	2,906,612
Bills payable	316,361	3,905,148
	2,716,675	6,811,760

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31, 2013 RMB'000	2012 RMB'000
1-90 days	2,351,811	6,384,206
91-180 days	92,946	224,505
181-365 days	128,749	68,640
Over 1 year	143,169	134,409
	2,716,675	6,811,760

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

33. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31, 2013 RMB'000	2012 RMB'000
Customers' deposits	852,247	1,368,734
Accrued wages	1,054,527	1,084,200
Other taxes payable	280,082	204,082
Payables in respect of purchases of property, plant and equipment and construction materials	1,268,415	3,662,785
Accrued freight charges	2,259	9,434
Accrued repairs and maintenance	19,246	51,221
Staff welfare payable	242,735	187,631
Withholding tax payable	669	7,251
Deposits received from employees	13,985	24,736
Coal price adjustment fund	–	51,995
Accrued land subsidence, restoration, rehabilitation and environmental costs	56,758	1,446
Interest payable	540,902	395,778
Payable on acquisition of Hao Sheng's equity	2,519,313	–
Others	1,533,996	1,964,504
	8,385,134	9,013,797

34. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2013 RMB'000	2012 RMB'000
Balance at January 1	3,770,266	3,181,643
Exchange re-alignment	(100,572)	24,248
Acquisition of Beisu and Yangcun (note 44)	–	20
Acquisition of Gloucester (note 45)	–	100,145
Additional provision in the year	1,390,619	1,450,557
Utilization of provision	(1,206,605)	(986,347)
Balance at December 31	3,853,708	3,770,266
Presented as:		
Current portion	3,321,564	3,291,857
Non-current portion	532,144	478,409
	3,853,708	3,770,266

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

35. BORROWINGS

	At December 31, 2013 RMB'000	2012 RMB'000
Current liabilities		
Bank borrowings		
– Unsecured borrowings (i)	4,604,554	5,024,476
– Secured borrowings (ii)	629,733	657,876
Loans pledged by machineries (iii)	–	2,000,000
Finance lease liabilities (iv)	42,852	30,240
Guaranteed note (v)	5,997,917	–
	11,275,056	7,712,592
Non-current liabilities		
Bank borrowings		
– Unsecured borrowings (i)	12,499,105	3,875,665
– Secured borrowings (ii)	18,520,543	17,967,840
Loans pledged by machineries (iii)	1,800,000	–
Finance lease liabilities (iv)	224,640	202,450
Guaranteed notes (v)	11,055,667	11,237,835
	44,099,955	33,283,790
Total borrowings	55,375,011	40,996,382

(i) Unsecured borrowings are repayable as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
Within one year	4,604,554	5,024,476
More than one year, but not exceeding two years	2,809,925	256,000
More than two years, but not more than five years	9,679,180	3,619,665
More than five years	10,000	–
Total	17,103,659	8,900,141

35. BORROWINGS (continued)

(i) Unsecured borrowings are repayable as follows: (continued)

At December 31, 2013, short-term borrowings amount to RMB3,512,612,000 (2012: RMB3,110,432,000). Three new short-term borrowings of RMB2,362,612,000 (EUR130,000,000, USD208,000,000) are dominated in foreign currency with fixed interest rates at a range from 2.98%-3.47% (2012: three-month LIBOR plus a margin of 2%, approximately 2.31%). The remaining short term borrowings carried interest at 5.10%-6.00% per annum (2012: 5.40%-6.56% per annum). Long-term borrowings amounting to RMB8,900,064,000 (2012: RMB4,403,887,000) with RMB1,069,942,000 payable within one year. Long-term borrowing of RMB6,138,167,000 carried interest at a range from 5.54%-6.40% per annum while the remaining RMB 2,751,897,000 carried interest at three-month LIBOR plus a margin 1.2%-2.4% per annum (2012: 5.80% per annum). And there is RMB10,000,000 long term borrowing subject to the interest rate will be adjusted in accordance with the benchmark lending rate published by the People's Bank of China ("PBOC"). The interest rate is 6.55% during the year. Long-term borrowings are guaranteed by the Parent Company.

The loan of Shanxi Tianchi was a loan which was acquired before the acquisition of Shanxi Tianchi with the amount of RMB88,000,000 (2012: RMB110,000,000) carried interest at 6.55% (2012: 6.4%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC with RMB22,000,000 payable within one year. This loan is repayable by 20 instalments over a period of 10 years, with the first instalment due in May 2008. The loan is guaranteed by the Parent Company.

The long-term borrowings of Yancoal International amounting to RMB4,602,983,000 (USD755,000,000) (2012: Nil), the borrowings carried interest at three-month LIBOR plus a margin of 1.8% to 3.5% (2012: Nil). The loan will be fully repayable at maturity.

(ii) Secured borrowings are repayable as follows:

	At December 31,	
	2013	2012
	RMB'000	RMB'000
Within one year	**629,733**	657,876
More than one year, but not exceeding two years	**–**	685,521
More than two years, but not more than five years	**1,892,834**	1,105,228
More than five years	**16,627,709**	16,177,091
Total	**19,150,276**	18,625,716

At December 31, 2013, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB17,230,375,000 (USD2,839,310,000) (2012: RMB18,503,917,000). The borrowings of RMB5,825,767,000 (USD960,000,000) (2012: RMB12,148,554,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 0.99%) (2012: approximately 1.6%). The borrowings of RMB303,425,000 (USD50,000,000) (2012:RMB283,256,000) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.04%) (2012: approximately 1.11%). The borrowings of RMB11,101,183,000 (USD1,829,310,000) (2012: RMB6,072,107,000) carried interest at three-month LIBOR plus 2.8% (approximately 3.04%) (2012: approximately 3.11%).

35. BORROWINGS (continued)

(ii) Secured borrowings are repayable as follows: (continued)

Other borrowings arose from the acquisition of Gloucester, amounting to RMB90,901,000 (USD14,979,000) (2012: RMB121,799,000) carried interest at 5.68%. The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group's term deposits (note 17), property, plant and equipment (note 24), intangible assets (note 23) and other assets in Yancoal Resources.

Moreover, a new borrowings of RMB1,829,000,000 (USD300,000,000) obtained by Yancoal International. The borrowings carried interest at three-month LIBOR plus 1.55% (approximately 1.79%) and guaranteed by the Parent company's stand by letter of credits.

(iii) Loans pledged by machineries are repayable as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
Minimum lease payments		
Within one year	**187,200**	2,048,167
More than one year, but not exceeding two years	**187,200**	–
More than two years, but not exceeding five years	**1,761,600**	–
More than five years	**610,770**	–
	2,746,770	2,048,167
Less: Future finance charges	**(946,770)**	(48,167)
Present value of lease payments	**1,800,000**	2,000,000

	At December 31, 2013 RMB'000	2012 RMB'000
Present value of minimum lease payments		
Within one year	–	2,000,000
More than one year, but not exceeding two years	–	–
More than two years, but not exceeding five years	**1,200,000**	–
More than five years	**600,000**	–
	1,800,000	2,000,000
Less: Amounts due within one year and included in current liabilities	–	(2,000,000)
Amounts due after one year and included in non-current liabilities	**1,800,000**	–

At December 31, 2013, a loan of RMB1,800,000,000 (2012: RMB2,000,000,000) carried interest at around 10.4% (2012: 6.56%) per annum is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark of 3 to 5 years lending rate published by the People's Bank of China ("PBOC") plus 4%.

35. BORROWINGS (continued)

(iv) Finance lease liabilities are repayable as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
Minimum payments		
Within one year	57,617	44,829
More than one year, but not exceeding two years	58,732	44,832
More than two years, but not exceeding five years	176,377	148,641
More than five years	22,741	27,090
	315,467	265,392
Less: Future finance charges	(47,975)	(32,702)
Present value of lease payments	267,492	232,690

	At December 31, 2013 RMB'000	2012 RMB'000
Present value of minimum payments		
Within one year	42,852	30,240
More than one year, but not exceeding two years	53,266	46,943
More than two years, but not exceeding five years	159,798	140,829
More than five years	11,576	14,678
	267,492	232,690
Less: Amounts due within one year and included in current liabilities	(42,852)	(30,240)
Amounts due after one year and included in non-current liabilities	224,640	202,450

Finance lease liabilities of RMB267,492,000 (AUD49,261,000) (2012: RMB232,690,000) was obtained from the acquisition of Gloucester in 2012, which carried interest at 5.16% (2012: 7.74%) per annum.

35. BORROWINGS (continued)

(v) Guaranteed notes are detailed as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
Guaranteed notes denominated in RMB repayable within one year	**5,997,917**	–
Guaranteed notes denominated in USD repayable within two to five years	**2,743,500**	2,828,176
Guaranteed notes denominated in RMB repayable within two to five years	**993,200**	990,600
Guaranteed notes denominated in USD repayable after five years	**3,353,167**	3,456,659
Guaranteed notes denominated in RMB repayable over five years	**3,965,800**	3,962,400
	17,053,584	11,237,835

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes are unconditionally secured by the Company and the respective security is non-cancellable. For the year ended December 31, 2013, there was no redemption on the notes.

In 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2013, RMB notes of RMB4,959,000,000 (2012: RMB4,953,000,000) include notes of RMB3,965,800,000 (2012: RMB3,962,400,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB993,200,000 (2012: RMB990,600,000) with a maturity period of five years and interest rate of 4.20% per annum. For the year ended December 31, 2013, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC with par value of RMB 5,000,000,000. At December 31, 2013, RMB note of RMB4,997,917,000 had a maturity period of 1 year and interest rate of 6% per annum. Moreover, the Company issued RMB notes in the PRC with par value of RMB 1,000,000,000. At December 31, 2013, RMB note of RMB1,000,000,000 had a maturity period of 90 days and interest rate of 6.8% per annum. For the year ended December 31, 2013, there was no redemption on the notes.

36. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31, 2013 RMB'000	2012 RMB'000
Derivatives used for cash flow hedging:		
Current assets		
– Forward foreign exchange contracts	13,062	76,640
– Collar Option	3,589	14,091
	16,651	90,731
Current liabilities		
– Forward foreign exchange contracts	181,358	13,656
– Collar Option	90,221	–
– Interest rate swap contracts	43,532	114,421
	315,111	128,077

During the year ended December 31, 2013, the Group's subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2013, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB1,783,000,000 (2012: RMB5,390,000,000) and RMB3,096,000,000 (2012: RMB746,000,000), all maturing within one year (2012: one year) with forward rates ranging from 0.91 to 1.01 (2012: ranging from 0.9755 to 1.0013 respectively) and floor price and ceiling price of 0.83 and 0.9015 (2012: 0.934 and 1.055).

As at December 31, 2013, the outstanding notional amount to buy Euro ("EUR") (sell Australian dollars buy EUR) was approximately RMB67,000,000 (2012: RMB51,000,000), maturing within one year (2012: one year) with forward rates ranging from 0.6721 to 0.7700 (2012: 0.9993).

As at December 31, 2013, the outstanding notional amount to buy British Pound (sell Australian dollars buy British Pound) was approximately RMB2,000,000 (2012: RMB3,000,000), maturing within one year with forward rate at 0.5615 (2012: 0.99948).

As at December 31, 2013, the outstanding notional amount to buy EUR (sell United States dollars buy EUR) was approximately RMB100,000,000 (2012: RMB114,000,000) maturing within one year with forward rate at 0.731 (2012: 1.00013 to 1.00031).

36. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2013, the outstanding notional amount was approximately RMB6,097,000,000 (USD1,000,000,000) (2012: RMB 6,285,000,000), contract period of four years (2012: four years) at a hedge period of 3 months (2012: 3 months) with fixed rate of approximately 2.75%, 2.42% and 2.41% (2012: approximately 2.75%, 2.42% and 2.41% respectively) and floating rate as LIBOR + 0.75% (2012: LIBOR + 0.75%). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2013, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB39,700,000 (2012: RMB20,400,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

In addition, the Australian subsidiaries' USD bank loan repayments in a six-month period are designated to hedge the forecast USD sales during the same period.

37. CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2013 RMB'000	2012 RMB'000
Balance at January 1	**1,432,188**	–
Acquisition of Gloucester	–	1,312,913
Change in fair value recognised in consolidated income statement	**241,223**	79,423
Exchange re-alignment	**(264,682)**	39,852
Balance at December 31	**1,408,729**	1,432,188

In 2012, Yanzhou Coal Australia issued 87,645,184 contingent value rights shares as consideration for the acquisition of Gloucester. The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the acquisition is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders meeting (unless required by the listing rules of the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to allot the new and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia. At November 21, 2013, the Company passed the resolution to instruct Yancoal Australia to settle the CVR by cash.

The CVR shares are listed on the ASX and its fair value are based on market price.

38. LONG-TERM PAYABLE

	At December 31, 2013 RMB'000	2012 RMB'000
Current liabilities		
- Deferred payment for acquisition of interests in Minerva (i)	**2,715**	3,268
- Mining right compensation fee payable (ii)	**436,285**	396,285
	439,000	399,553
Non-current liabilities		
- Deferred payment for acquisition of interests in Minerva (i)	**4,610**	8,088
- Mining right compensation fee payable (ii)	**1,188,854**	1,585,139
- Others (iii)	**362,171**	470,695
	1,555,635	2,063,922
Total	**1,994,635**	2,463,475

(i) The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.

(ii) Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount RMB1,585,139,000 is payable by the Company by instalment from 2013 to 2016. The remaining part amounting to RMB40,000,000 is used for Ordos to purchase Zhuanlongwan's mining right.

(iii) Others mainly comprised of provision for marketing service fee of RMB29,054,000 and provision for forecasted excessive supply for port and rail contracts of RMB270,171,000, both arising from the acquisition of Gloucester.

39. DEFERRED TAXATION

	Available-for-sale investment RMB'000	Accelerated tax depreciation RMB'000	Fair value adjustment on mining rights (mining reserves) RMB'000	Temporary differences on income and expenses recognized RMB'000	Tax losses RMB'000	Cash flow hedge reserve RMB'000	Total RMB'000
Balance at January 1, 2012	(23,615)	(231,407)	(2,183,756)	(154,817)	-	33,456	(2,560,139)
Effect on changes in accounting policy	-	-	-	78,431	-	-	78,431
Balance at January 1, 2012 (restated)	(23,615)	(231,407)	(2,183,756)	(76,386)	-	33,456	(2,481,708)
Exchange re-alignment	-	(2,253)	(90,646)	191,400	16,160	-	114,661
Acquisition of Beisu and Yangcun (note 44)	-	-	(47,375)	4,109	-	-	(43,266)
Acquisition of Gloucester (note 45)	-	-	(1,851,996)	778,477	258,003	-	(815,516)
Charge (credit) to other comprehensive income	1,481	-	-	-	-	(28,641)	(27,160)
Deferred tax arising from the restructuring of Australian subsidiaries	-	-	-	(141,067)	-	-	(141,067)
Charge (credit) to the consolidated income statement (note 12) (restated)	-	(9,227)	538,989	41,045	864,585	-	1,435,392
Balance at January 1, 2013 (restated)	(22,134)	(242,887)	(3,634,784)	797,578	1,138,748	4,815	(1,958,664)
Exchange re-alignment	-	84,982	567,795	(111,226)	(362,384)	(53,900)	125,267
Acquisition of Hao Sheng (note 43)	-	-	(3,022,421)	-	-	-	(3,022,421)
Charge (credit) to other comprehensive income	(1,321)	-	-	-	-	395,395	394,074
Charge (credit) to the consolidated income statement (note 12)	-	(364,114)	665,772	209,418	1,589,309	-	2,100,385
Balance at December 31, 2013	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31, 2013 RMB'000	2012 RMB'000 (restated)
Deferred tax assets	**6,107,062**	5,605,284
Deferred tax liabilities	**(8,468,421)**	(7,563,948)
	(2,361,359)	(1,958,664)

At the balance sheet date, the Group has unused tax losses of RMB17,491 million (2012: RMB5,930 million) contributed by the subsidiaries available for offset against future profits. RMB2,366 million deferred tax asset has been recognized (2012: RMB1,138 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB9,605 million (2012: RMB2,134 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016 and losses of RMB680 million that will expire in 2017 (2012: losses of RMB298 million that will expire in 2013, losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015 and losses of RMB282 million that will expire in 2016). Other losses may be carried forward indefinitely.

39. DEFERRED TAXATION (continued)

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

40. SHAREHOLDERS' EQUITY

Share capital

The Company's share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
Number of shares			
At January 1, 2012, January 1, 2013 and December 31, 2013	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
	RMB'000	RMB'000	RMB'000
Registered, issued and fully paid			
At January 1, 2012, January 1, 2013 and December 31, 2013	2,960,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and 2,600,000,000 the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. On September, 2013, all the commitment made by the Parent Company as part of the share reform plan was fulfilled. The application for the right of shares trading in the market was approved by local legislation, and hence those shares held by the Parent Company are tradable in the market.

40. SHAREHOLDERS' EQUITY (continued)

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government's decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities ("Work Safety Cost"). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company's subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2013 was RMB1,298,554,000 (2012: RMB1,019,799,000).

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

- to make good losses of the previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

40. SHAREHOLDERS' EQUITY (continued)

Reserves (continued)

Retained earnings

In accordance with the Company's Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at December 31, 2013 is the retained earnings computed under IFRS which amounted to approximately RMB26,492,774,000 (At December 31, 2012: RMB23,482,750,000 (restated)).

41. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB95,948,051,000 (2012: RMB86,526,416,000 (restated)) as at December 31, 2013.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

42. FINANCIAL INSTRUMENTS

42a. Categories of financial instruments

	At December 31, 2013 RMB'000	2012 RMB'000
Financial assets		
Loans and receivables (including cash and cash equivalents)	**28,163,818**	27,145,339
Available-for-sale financial assets	**211,559**	207,076
Derivative financial instruments	**16,651**	90,731
Royalty receivable (financial assets at fair value through profit or loss)	**1,134,374**	1,349,447
Financial liabilities		
Amortized cost	**67,021,023**	57,348,667
Derivative financial instruments	**315,111**	128,077
Contingent value rights shares liabilities (financial liabilities at fair value through profit or loss)	**1,408,729**	1,432,188

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies

The Group's major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amount due to Parent Company and its subsidiary companies, contingent value rights shares liabilities, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group's exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2013 and 2012, the Group's maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 27). Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group's PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group's export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Credit risk (continued)

For the years ended December 31, 2013, 2012 and 2011, net sales to the Group's five largest customers accounted for approximately 16.5%, 19.4% and, 19.4% respectively, of the Group's total revenue. Net sales to the Group's largest customer accounted for 5.8%, 6.3%, and 8.5% of the Group's net revenue for the years ended December 31, 2013, 2012 and 2011 respectively. The Group's largest customer was Huadian Power International Corporation Limited ("Huadian") for the years ended December 31, 2013, 2012 and 2011.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2013 and 2012 are as follows:

	Percentage of accounts receivable At December 31, 2013	2012
Five largest receivable balances	**28.45%**	28.86%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

Counterparty	Location	31.12.2013 Credit limit RMB'000	31.12.2013 Carrying amount RMB'000	31.12.2012 Credit limit RMB'000	31.12.2012 Carrying amount RMB'000
Company A	China	**Not applicable**	**151,266**	Not applicable	72,000
Company B	China	**Not applicable**	**76,100**	Not applicable	-
Company C	Japan	**Not applicable**	**73,369**	Not applicable	-
Company D	Singapore	**Not applicable**	**60,007**	Not applicable	-
Company E	Hong Kong	**Not applicable**	**57,331**	Not applicable	-
Company F	Japan	**Not applicable**	-	Not applicable	54,513
Company G	Australia	**Not applicable**	-	Not applicable	50,477
Company H	Japan	**Not applicable**	-	Not applicable	49,156
Company I	Japan	**Not applicable**	-	Not applicable	41,971
			418,073		268,117

The Group's geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2013 and 2012, over 51% and 57% of the Group's total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Market risk

(i) Currency risk

The Group's sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity's functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
United States Dollar ("USD")	**30,840,426**	18,294,655	**5,278,923**	2,267,878
Euro ("EUR")	**–**	1,083,858	**12,564**	141
Hong Kong Dollar ("HKD")	**–**	–	**31**	58
Notional amounts of sell USD foreign exchange contracts used for hedging	**1,782,864**	1,599,728	**1,102,516**	4,536,734
Notional amount of buy EUR foreign exchange contracts used for hedging	**–**	–	**167,339**	165,711
Notional amount of buy British pound ("GBP") foreign exchange contracts used for hedging	**–**	–	**1,730**	2,919

The sales of the Group's subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group's operations in the PRC do not adopt any foreign exchange hedging policy.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar.

The following table details the Group's sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Market risk (continued)

(i) Currency risk (continued)

	USD Impact (note i)	
	2013	2012
	RMB'000	RMB'000
Increase (Decrease) to profit or loss		
– if RMB weakens against respective foreign currency	**(30,799)**	218,169
– if RMB strengthens against respective foreign currency	**30,799**	(218,169)

	USD Impact (note ii)		EUR Impact (note ii)	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Increase (Decrease) to profit or loss				
– if AUD weakens against respective foreign currency	**76,244**	(758,859)	**–**	–
– if AUD strengthens against respective foreign currency	**(76,244)**	758,859	**–**	–
Increase (Decrease) to shareholders' equity				
– if AUD weakens against respective foreign currency	**(1,039,514)**	(538,200)	**5,889**	–
– if AUD strengthens against respective foreign currency	**1,039,514**	538,200	**(5,889)**	–

Notes:

(i) This is mainly attributable to the exposure of the Group's outstanding bank deposit and loans denominated in USD.

(ii) This is mainly attributable to the exposure of the Group's outstanding foreign currency bank borrowings and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Market risk (continued)

(ii) Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 35).

The interest rate hedging policy of the Group is disclosed in note 36.

The Group's exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group's RMB borrowings and the LIBOR arising from the Group's foreign currencies borrowings.

Sensitivity Analysis

The following table details the Group's sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2013 RMB'000	2012 RMB'000
Increase (Decrease) to profit and loss		
– If increases by 100 basis points	**(135,259)**	(176,676)
– If decreases by 100 basis points	**135,259**	176,676
Increase (Decrease) to shareholders' equity		
– If increases by 100 basis points	**(114,905)**	(153,106)
– If decreases by 100 basis points	**114,905**	153,106

(iii) Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group's major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group's exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB'000	3-6 months RMB'000	6 months to 1 year RMB'000	1-5 years RMB'000	5+ years RMB'000	Total undiscounted cash flow RMB'000	Carrying amount at 12.31 RMB'000
2013								
Non-derivative financial liabilities								
Bills and accounts payables	N/A	2,716,675	-	-	-	-	2,716,675	2,716,675
Other payables	N/A	7,252,136	-	-	-	-	7,252,136	7,252,136
Amount due to Parent Company and its subsidiary companies	N/A	44,737	-	-	-	-	44,737	44,737
USD Guaranteed note	4.46%-5.73%	78,628	78,628	157,257	3,808,470	4,024,577	8,147,560	6,096,667
RMB Guaranteed note	4.42%-6.80%	1,267,000	-	5,537,792	1,969,000	4,990,000	13,763,792	10,956,917
Loan pledged by machineries	10.40%	46,800	46,800	93,600	1,948,800	610,770	2,746,770	1,800,000
Finance lease liabilities	3.00%-5.60%	14,404	14,404	28,809	235,109	22,741	315,467	267,492
Bank borrowings - variable rate	1.00%-7.18%	368,587	1,529,536	4,069,209	15,102,407	18,924,915	39,994,654	36,253,935
Long-term payable	6.22%-8.9%	1,300	-	520,776	1,565,620	-	2,087,696	1,632,464
Contingent value rights shares liabilities	N/A	1,427,766	-	-	-	-	1,427,766	1,408,729
		13,218,033	1,669,368	10,407,443	24,629,406	28,573,003	78,497,253	68,429,752
Financial guarantees issued								
Maximum amount guaranteed (note)	N/A	-	-	-	-	1,156,509	1,156,509	-
Derivative financial instruments - gross settlement								
Forward foreign exchange contracts - Outflow	N/A	1,020,926	297,288	464,651	1,993,723	-	3,776,588	3,776,588
Derivative financial instruments - net settlement								
Interest rate swap contracts	N/A	11,194	11,194	21,144	-	-	43,532	43,532

Note: the amount presented is the maximum contractual presented under guarantees issued.

42. FINANCIAL INSTRUMENTS (continued)

42b. Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate %	Less than 3 months RMB'000	3-6 months RMB'000	6 months to 1 year RMB'000	1-5 years RMB'000	5+ years RMB'000	Total undiscounted cash flow RMB'000	Carrying amount at 12.31 RMB'000
2012								
Non-derivative financial liabilities								
Bills and accounts payables	N/A	6,793,293	18,467	-	-	-	6,811,760	6,811,760
Other payables	N/A	7,454,033	-	-	-	-	7,454,033	7,454,033
Amount due to Parent Company and its subsidiary companies	N/A	93,712	-	-	-	-	93,712	93,712
USD Guaranteed note	4.62%-5.80%	81,058	81,058	162,116	4,054,258	4,349,975	8,728,465	6,284,835
RMB Guaranteed note	4.42%-5.00%	-	-	240,000	1,960,000	4,990,000	7,190,000	4,953,000
Loan pledged by machineries	6.56%	32,800	2,015,367	-	-	-	2,048,167	2,000,000
Finance lease liabilities	7.74%	11,207	11,207	22,415	193,473	27,090	265,392	232,690
Bank borrowings								
- variable rate	2.76%-6.90%	599,726	1,501,707	3,717,194	7,085,626	17,933,866	30,838,119	27,525,857
Long-term payable	4.98%-6.50%	1,583	-	521,163	2,086,372	-	2,609,118	1,992,780
Contingent value rights shares liabilities	N/A	-	-	-	1,432,188	-	1,432,188	1,432,188
		15,067,412	3,627,806	4,662,888	16,811,917	27,300,931	67,470,954	58,780,855
Financial guarantees issued								
Maximum amount guaranteed (note)	N/A	-	-	-	-	2,212,915	2,212,915	-
Derivative financial instruments - gross settlement								
Forward foreign exchange contracts								
- Outflow	N/A	1,580,690	-	19,038	-	-	1,599,728	1,599,728
Derivative financial instruments - net settlement								
Interest rate swap contracts	N/A	19,462	19,462	40,006	35,491	-	114,421	114,421

Note: the amount presented is the maximum contractual presented under guarantees issued.

42. FINANCIAL INSTRUMENTS (continued)

42c. Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	At December 31 Total RMB'000
2013				
Assets				
Available-for-sale investments				
- Investments in securities listed on the SSE	172,855	-	-	172,855
Derivative financial instruments				
- Forward foreign exchange contracts	-	13,062	-	13,062
- Collar option	-	3,589	-	3,589
- Royalty receivable	-	-	1,134,374	1,134,374
	172,855	16,651	1,134,374	1,323,880
Liabilities				
Derivative financial instruments				
- Forward foreign exchange contracts	-	181,358	-	181,358
- Collar option	-	90,221	-	90,221
- Interest rate swap contracts	-	43,532	-	43,532
Financial liabilities at fair value through profit or loss				
- Contingent value rights shares liabilities	1,408,729	-	-	1,408,729
	1,408,729	315,111	-	1,723,840

42. FINANCIAL INSTRUMENTS (continued)

42c. Fair values (continued)

	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	At December 31 Total RMB'000
2012				
Assets				
Available-for-sale investments				
– Investments in securities listed on the SSE	167,572	–	–	167,572
Derivative financial instruments				
– Forward foreign exchange contracts	–	76,640	–	76,640
– Collar option	–	14,091	–	14,091
Financial assets at fair value through profit or loss				
– Royalty receivable	–	–	1,349,447	1,349,447
	167,572	90,731	1,349,447	1,607,750
Liabilities				
Derivative financial instruments				
– Forward foreign exchange contracts	–	13,656	–	13,656
– Interest rate swap contracts	–	114,421	–	114,421
Financial liabilities at fair value through profit or loss				
– Contingent value rights shares liabilities	1,432,188	–	–	1,432,188
	1,432,188	128,077	–	1,560,265

In 2013 and 2012, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about contingent value rights shares liabilities, please refer to note 19.

43. ACQUISITION OF HAO SHENG

On January 31, 2013, the Company completed the acquisition of 74.82% equity interest in Hao Sheng, the purpose of acquisition is to obtain the mining rights of Shilawusu Coal Field in the name of Hao Sheng. The acquisition was presented as purchases of assets and liabilities, such that no goodwill was recognized.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB'000
Bank balances and cash	223,427
Prepayments and other receivables	4,539
Property, plant and equipment, net	302,205
Intangible assets	12,089,682
Other current liabilities	(59,159)
Deferred taxation	(3,022,421)
Net assets acquired	9,538,273
Non-controlling interest arising from acquisition	(2,401,737)
	7,136,536
Considerations:	
Cash paid on acquisition	1,025,516
Investment deposits and transaction costs paid for acquisition in prior year	2,982,805
Cash outflow for payment on acquisition	4,008,321
Add: Cash payable on acquisition	3,128,215
Total considerations	7,136,536
Net cash outflow arising on acquisition	
Cash paid on acquisition	(1,025,516)
Bank balances and cash acquired	223,427
	(802,089)

As at December 31, 2013, Hao Sheng has not yet commenced any business.

44. ACQUISITION OF BEISU AND YANGCUN

On April 23, 2012, the Company entered into the assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The transaction was completed on May 31, 2013. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the purchase method.

The net assets of Beisu and Yangcun acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB'000	**Fair value Adjustments** RMB'000	**Fair values** RMB'000
Bank balances and cash	8,131	–	8,131
Accounts receivable and other receivables	96,626	–	96,626
Inventories	2,731	286	3,017
Interests in associates	3,927	–	3,927
Property, plant and equipment, net	285,515	–	285,515
Intangible assets	275,097	189,503	464,600
Accounts payable and other payables	(708,584)	1,982	(706,602)
Deferred taxation	4,181	(47,447)	(43,266)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(20)	–	(20)
Net assets acquired			111,928
Goodwill arising on acquisition			712,214
			824,142
Considerations:			
Cash paid on acquisition			824,142
Net cash outflow arising on acquisition:			
Cash outflow arising on acquisition			(824,142)
Bank balance and cash acquired			8,131
			(816,011)

During the year ended December 31, 2013, Beisu and Yangcun did not contribute any significant revenue or profit to the Group. Goodwill arose because the Group can increase its production capacity in coal and the coverage of exploration from this acquisition.

45. ACQUISITION OF GLOUCESTER

In 2012, a wholly-owned subsidiary of the Company, Yancoal Australia, merged with Gloucester. The merger was completed on June 27, 2012. Yancoal Australia acquired Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 CVR shares. Gloucester is a company listed on the ASX. Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The ordinary shares and CVR shares of Yancoal Australia were listed on the ASX on June 28, 2012. Gloucester mainly engaged in production of coking coal and thermal coal. The net assets acquired were included in the mining segment.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB'000	Fair value Adjustments RMB'000	Fair values RMB'000
Bank balances and cash	237,315	–	237,315
Accounts receivable and other receivables	605,407	(379,589)	225,818
Inventories	232,490	(3,076)	229,414
Investments in joint ventures	1,951,741	(814,218)	1,137,523
Investment in securities	47,026	–	47,026
Royalty receivable	1,243,158	46,857	1,290,015
Property, plant and equipment, net	2,611,394	761,968	3,373,362
Construction in progress	257,395	93,729	351,124
Intangible assets	4,908,788	710,512	5,619,300
Long term receivables	1,329,578	–	1,329,578
Accounts payable and other payables	(3,988,052)	71,332	(3,916,720)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(100,145)	–	(100,145)
Long term payables	(1,324,852)	781,691	(543,161)
Tax recoverable	14,978	–	14,978
Deferred taxation	(1,283,674)	468,158	(815,516)
Borrowings	(3,725,732)	–	(3,725,732)
Net assets acquired			4,754,179
Bargain purchase			(1,269,269)
			3,484,910
Considerations:			
Fair value of ordinary shares issued by Yancoal Australia			2,138,130
Fair value of CVR shares issued			1,312,913
Direct expenses incurred on the issuance of ordinary shares and CVR shares of Yancoal Australia			33,867
			3,484,910
Net cash inflow arising on acquisition:			
Bank balance and cash acquired			237,315

45. ACQUISITION OF GLOUCESTER (continued)

Bargain purchase arises because the consideration (number of shares to be issued) was fixed when the merger proposal was announced. Upon the date of completion, the market capitalization and the market price of shares dropped and hence the total consideration paid were less than the fair value of net identifiable assets acquired because there is no mechanism to adjust the number of shares to be issued.

During the period from the acquisition date to December 31, 2012, Gloucester have contributed a total revenue of RMB1,658 million and an operating loss of RMB387 million.

If the acquisition had occurred on January 1, 2012, the consolidated revenue and net profit of the Group for the year ended December 31, 2012 would have been RMB59,839 million and RMB4,846 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group's revenue and operating results if the acquisition has been completed by January 1, 2012 and could not serve as a basis for the forecast of future operation result.

The valuation of the shares issued by Yancoal Australia and the CVR are stated at market value.

46. ACQUISITION OF AN YUAN COAL MINE

In 2010, Ordos signed a co-operation agreement with an independent third party for the acquisition of An Yuan Coal Mine at a consideration of RMB1,435 million. The acquisition was completed during 2011.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date are as follow:

	Carrying amounts RMB'000
Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500
Net assets acquired	1,435,000
Considerations:	
Cash paid on acquisition	355,000
Deposit paid for acquisition of investment in prior year	1,080,000
	1,435,000
Net cash outflow arising on acquisition	(355,000)

47. ACQUISITION OF ADDITIONAL INTERESTS IN JOINT OPERATIONS

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint operations. During 2011, the Group acquired additional 30% equity interests in Ashton joint operations from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the joint ventures, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint operations.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint operation.

48. ACQUISITION OF SYNTECH

On May 13, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests in Syntech and its subsidiaries for a cash consideration of AUD208,480,000. The equity transfer was completed on August 1, 2011. The principal business of Syntech and its subsidiaries include exploration, production, sorting and processing of coal, the major product of which is thermal coal. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the method.

The net assets of Syntech acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB'000	Fair value adjustments RMB'000	Fair values RMB'000
Bank balances and cash	51,828	–	51,828
Accounts receivable and other receivables	118,042	–	118,042
Inventories	85,190	28,539	113,729
Property, plant and equipment, net	1,227,053	(301,522)	925,531
Intangible assets	121,140	271,234	392,374
Accounts and other payables	(219,243)	–	(219,243)
Deferred tax	–	(25,642)	(25,642)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(14,259)	–	(14,259)
Net assets acquired			1,342,360
Goodwill arising on acquisition			25,642
			1,368,002
Total consideration satisfied by:			
Cash consideration paid on acquisition			1,368,002
Net cash outflow arising on acquisition:			
Cash paid on acquisition			(1,368,002)
Bank balances and cash acquired			51,828
			(1,316,174)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

49. ACQUISITION OF PREMIER COAL AND WESFARMERS CHAR

On September 27, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests of both Premier Coal and Wesfarmers Char as a package for a cash consideration of AUD 313,533,000. The equity transfer was completed on December 30, 2011. For Premier Coal, the principal businesses are exploration, production and processing of coal; for Wesfarmers Char, the principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Premier Coal and Wesfarmers Char acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB'000	**Fair value adjustments** RMB'000	**Fair values** RMB'000
Accounts and other receivable	91,416	–	91,416
Inventories	68,956	4,666	73,622
Property, plant and equipment, net	1,484,398	264,216	1,748,614
Intangible assets	–	511,186	511,186
Accounts and other payables	(198,715)	–	(198,715)
Deferred tax	(123,377)	105,528	(17,849)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(168,847)	–	(168,847)
Net assets acquired			2,039,427
Goodwill arising on acquisition			17,849
			2,057,276
Total consideration satisfied by:			
Cash consideration paid on acquisition			2,057,276
Net cash outflow arising on acquisition:			
Cash paid on acquisition			(2,057,276)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

50. ACQUISITION OF XINTAI

In 2011, the Company entered into an agreement with independent third party to acquire 80% equity interests in Xintai at a cash consideration of RMB2,801,557,000. The acquisition was completed in 2011. Xintai owns and operates Wenyu Coal Mine located in Inner Mongolia. The principle businesses are coal mining and sales. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Xintai acquired and the goodwill arising, are as follows:

	Carrying amounts RMB'000	Fair value adjustments RMB'000	Fair values RMB'000
Property, plant and equipment, net	182,403	(14,427)	167,976
Intangible assets	50,362	3,283,608	3,333,970
Deferred tax	–	(817,296)	(817,296)
Net assets acquired			2,684,650
Non-controlling interests			(536,930)
Goodwill arising on acquisition			653,837
			2,801,557
Considerations:			
Cash paid on acquisition			2,751,557
Outstanding consideration payable			50,000
			2,801,557
Net cash outflow arising on acquisition			
Cash paid on acquisition			(2,751,557)

The goodwill arising from the acquisition is attributable to the extension of mining reserves and diversification of operation by the Group, and operational synergies and strategic benefits.

As at September 30, 2013, Ordos acquired the remaining 20% equity interests in Xintai at a cash consideration of RMB680,287,000. After the acquisition, Ordos hold 100% share of Xintai. The impact of other comprehensive income for the change in Xintai's equity, are as follows:

	RMB'000
The carrying amount of non-controlling interest	440,170
Cash paid on acquisition of non-controlling interest	(680,287)
The part recorded in equity for the purchase price over the carrying value	(240,117)

51. NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 50.

	Yancoal Australia At December 31 2013 RMB'000	Yancoal Australia At December 31 2012 RMB'000	Hao Sheng At December 31 2013 RMB'000	Hao Sheng At December 31 2012 RMB'000
Non-controlling interests percentage	22%	22%	20%	N/A
Summarised financial information				
Current assets	5,666,980	5,209,748	512,070	-
Non-current assets	35,859,637	44,449,369	12,391,887	-
Current liabilities	(3,858,960)	(6,519,296)	(59,159)	-
Non-current liabilities	(32,361,612)	(31,341,942)	(3,022,421)	-
Net assets	5,306,045	11,797,879	9,822,377	-
Carrying amount of non-controlling interests	780,381	2,487,023	2,473,275	-
Revenue	8,961,855	9,295,942	-	-
(Loss) profit for the year	(4,978,439)	2,462,129	15,896	-
Other comprehensive (loss) income	(2,977,258)	207,957	-	-
Total comprehensive (loss) income	(7,955,697)	2,670,086	15,896	-
Profit allocated to non-controlling interests	(1,706,642)	(41,989)	4,003	-
Cash flows (used in) from operating activities	(965,946)	994,015	(31,221)	-
Cash flows (used in) from investing activities	(1,208,547)	(2,268,600)	(492,719)	-
Cash flows from financing activities	1,765,319	1,634,906	643,427	-
Net (decrease) increase in cash and cash equivalents	(409,174)	360,321	119,487	-
Dividends paid to non-controlling interests	-	-	-	-

The amount of above financial information is before elimination of intra-group transactions.

52. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. In accordance with Main Board Listing Rules Chapter 14A, continuing connected transactions are disclosed below:

Balances and transactions with related party

	At December 31, 2013 RMB'000	2012 RMB'000
Nature of balances (other than those already disclosed)		
Bills and accounts receivable		
– Parent Company and its subsidiaries	**402,872**	1,039,461
– Joint ventures	**28,859**	–
Prepayments and other receivables		
– Parent Company and its subsidiaries	**49,824**	109,662
– Joint ventures	**160,723**	187,324
Bills and accounts payable		
– Joint ventures	–	–
Other payables and accrued expenses		
– Parent Company and its subsidiaries	**1,066,760**	1,674,286

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31, 2013 RMB'000	2012 RMB'000	2011 RMB'000
Income			
Sales of coal	**2,839,839**	3,162,122	2,088,794
Sales of auxiliary materials	**328,732**	425,957	485,676
Sales of heat and electricity	**111,675**	167,295	180,808
Sales of methanol	**126,398**	47,909	–
Expenditure			
Utilities and facilities	**19,406**	35,906	31,646
Purchases of supply materials and equipment	**1,196,372**	1,552,758	696,802
Repair and maintenance services	**266,849**	327,600	323,550
Social welfare and support services	**483,783**	802,540	848,121
Technical support and training	–	–	26,000
Road transportation services	**14,119**	67,654	73,638
Construction services	**522,314**	689,787	718,155

52. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB122,460,000, RMB176,820,000 and RMB269,182,000 for the years ended December 31, 2013, 2012 and 2011. In addition, no technical support and training expenses were charged by the Parent Company for the year ended December 31, 2013 (2012: RMBNil) (2011: RMB26,000,000). These expenses will be negotiated with and paid by the Parent Company each year.

As at December 31, 2013, the Company has deposited RMB103,464,000 (2012: RMB1,719,621,000) (2011: RMB1,820,000,000) to the Company's associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB4,756,000 (2012: RMB7,986,000) (2011: RMB7,665,000) and RMB1,645,000 (2012: RMB1,411,000) (2011: RMB10,119,000) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 54).

Balances and transactions with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a large group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,		
	2013	2012	2011
	RMB'000	RMB'000	RMB'000
Trade sales	**5,986,611**	10,503,203	8,487,421
Trade purchases	**5,078,834**	4,500,994	2,597,741

Material balances with other state-controlled entities are as follows:

	At December 31,	
	2013	2012
	RMB'000	RMB'000
Amounts due to other state-controlled entities	**328,474**	592,267
Amounts due from other state-controlled entities	**804,906**	1,361,139

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

52. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with other state-controlled entities in the PRC (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

Balances and transactions with joint ventures

	At December 31, 2013 RMB'000	2012 RMB'000
Due from a joint venture (note 28)	**1,587,001**	1,682,983

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB17,831,000.

For the year ended December 31, 2013, the trade balances between the Group and joint ventures are disclosed in notes 18 and 32. During the year, the Group's Australian subsidiaries sold coal products and provided marketing and administrative services to the joint ventures of the Group amounted to RMB796,212,000 (2012: RMB1,030,323,000) and RMB1,530,000 (2012: RMB455,000), respectively.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31, 2013 RMB'000	2012 RMB'000	2011 RMB'000
Directors' fee	**520**	520	484
Salaries, allowance and other benefits in kind	**5,987**	5,850	4,864
Retirement benefit scheme contributions	**1,020**	1,033	834
	7,527	7,403	6,182

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

53. COMMITMENTS

	At December 31, 2013 RMB'000	2012 RMB'000
Capital expenditure contracted for but not provided in the consolidated financial statements		
Acquisition of property, plant and equipment		
– the Group	2,375,634	2,626,207
– share of joint operations	27,254	310,912
Acquisition of intangible assets		
– the Group	–	–
– share of joint operations	504	30
Exploration and evaluation		
– the Group	1,094	–
– share of joint operations	9,977	–
	2,414,463	2,937,149

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2012: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2013, deposit of RMB1,052million (2012: RMB1,042 million) were made and the Company is committed to further make security deposit of RMB1,614 million (2012: RMB1,594 million).

54. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 22, 2013 (2012: May 8, 2012), the monthly contribution rate is at 20% (2012: 20%; 2011: 20%) of the total monthly basic salaries and wages of the Company's employees for the period from January 1, 2013 to December 31, 2014. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB874,753,000, RMB857,352,000, and RMB760,906,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company's subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff's wages as a contribution to the scheme. The subsidiaries' financial obligations under this scheme are limited to the payment of the employer's contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group's overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

54. RETIREMENT BENEFITS (continued)

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

55. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2013, 2012 and 2011. Such expenses, amounting to RMB80,042,000, RMB137,200,000 and RMB140,000,000 for each of the three years ended December 31, 2013, 2012 and 2011 respectively, have been included as part of the social welfare and support services expenses summarized in note 54.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

56. POST BALANCE SHEET EVENT

On February 5, 2014, Yancoal Australia issued a notice to announce that the repurchase date of CVR shares is stipulated on March 4, 2014 and the repurchase price is set at AUD3 per share. The repurchase of contingent value right will be made on any practicable date on or after March 11, 2014. Up to the report date, the repurchase payment has not been completed.

57. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2013, the Group acquired certain property, plant and equipment, of which RMB3,787,729,000 (2012: RMB3,662,785,000) have not yet been paid.

58. OPERATING LEASE COMMITMENTS

	At December 31, 2013 RMB'000	2012 RMB'000
Within one year	**13,296**	40,160
More than one year, but not more than five years	**47,265**	65,756
	60,561	105,916

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

59. CONTINGENT LIABILITIES

	At December 31, 2013 RMB'000	2012 RMB'000
Guarantees		
(a) The Group		
Guarantees secured over deposits	**81,670**	13,256
Performance guarantees provided to daily operations	**921,275**	1,818,000
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	**146,826**	352,481
(b) Joint operations		
Performance guarantees provided to daily operations	**417,352**	745
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	**48,477**	28,432
	1,615,600	2,212,914

During the year, Yancoal Australia was notified of an unfavourable determination by Innovation Australia in relation to certain R&D activities registered by the Group from June 2005 to December 2009. The value of the tax benefits in relation to the relevant R&D project over the period is approximately AUD19,000,000. Innovation Australia has made a referral to the Australia Tax Office to undertake a review of the expenditure claims. As at report date, there have been no amended assessments issued by the Commissioner of Taxation.

60. INFORMATION OF THE COMPANY

The Company's balance sheet is disclosed as follows:

	At December 31, 2013 RMB'000	2012 RMB'000
ASSETS		
CURRENT ASSETS		
Bank balances and cash	6,620,343	9,388,641
Term deposits	4,273,381	3,104,576
Restricted cash	6,000	6,000
Bills and accounts receivable	7,915,658	6,542,549
Inventories	524,379	385,505
Loans to subsidiaries	2,549,000	2,161,000
Prepayments and other receivables	15,267,946	10,097,950
Prepaid lease payments	13,334	13,334
TOTAL CURRENT ASSETS	37,170,041	31,699,555
NON-CURRENT ASSETS		
Mining reserves	2,052,613	2,249,230
Prepaid lease payments	468,177	481,511
Property, plant and equipment	8,288,584	7,618,781
Goodwill	819,561	819,561
Investment in subsidiaries (note a)	10,722,000	12,839,645
Investments in securities	181,854	176,571
Investments in associates	2,378,927	2,363,302
Loan to subsidiaries	20,353,641	7,372,000
Deposit made on investment	120,926	3,253,381
Deferred tax asset	809,062	914,820
TOTAL NON-CURRENT ASSETS	46,195,345	38,088,802
TOTAL ASSETS	83,365,386	69,788,357
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Derivative financial instruments	43,532	114,421
Bills and accounts payable	981,990	981,423
Other payables and accrued expenses	6,595,549	5,543,609
Provision for land subsidence, restoration, rehabilitation and environmental costs	3,246,262	3,217,912
Borrowings-due within one year	10,580,470	5,726,654
Long term payable-due within one year	396,285	396,285
Contingent value rights shares liabilities	1,408,729	–
Amounts due to Parent Company and its subsidiary companies	–	84,547
Taxes payable	829,303	1,095,305
TOTAL CURRENT LIABILITIES	24,082,120	17,160,156
NON-CURRENT LIABILITIES		
Borrowings-due after one year	14,579,122	8,730,667
Contingent value rights shares liabilities	–	1,432,188
Long term payable	1,208,616	1,605,891
TOTAL NON-CURRENT LIABILITIES	15,787,738	11,768,746
TOTAL LIABILITIES	39,869,858	28,928,902
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	43,495,528	40,859,455
TOTAL LIABILITIES AND EQUITY	83,365,386	69,788,357

60. INFORMATION OF THE COMPANY (continued)

Notes:

(a) Details of the Company's major subsidiaries at December 31, 2013 and 2012 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012	
			Directly	Indirectly	Directly	Indirectly			
Austar Coal Mine Pty, Limited ("Austar")	Australia	AUD 64,000,000	-	100%	-	100%	100%	100%	Coal mining business in Australia
Heze (note 1)	PRC	RMB 3,000,000,000	98.33%	-	98.33%	-	98.33%	98.33%	Coal mining and sales
Yancoal Australia (note2)	Australia	AUD 656,700,717	78%	-	78%	-	78%	78%	Investment holding
Shandong Yanmei Shipping Co., Ltd. ("Yanmei Shipping") (note1)	PRC	RMB 5,500,000	92%	-	92%	-	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note 1)	PRC	RMB 1,400,000,000	100%	-	100%	-	100%	100%	Methanol and electricity power business
Zhongyan Trade Co., Ltd ("Zhongyan") (note 1)	PRC	RMB 2,100,000	52.38%	-	52.38%	-	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note 1)	PRC	RMB 600,000,000	100%	-	100%	-	100%	100%	Investment holding
Shanxi Tianchi (note 1)	PRC	RMB 90,000,000	-	81.31%	-	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note 1)	PRC	RMB 150,000,000	-	99.89%	-	99.89%	99.89%	99.89%	Methanol and electricity power business
Hua Ju Energy (note 1)	PRC	RMB 288,589,774	95.14%	-	95.14%	-	95.14%	95.14%	Electricity and heat supply
Ordos (note 1)	PRC	RMB 3,100,000,000	100%	-	100%	-	100%	100%	Investment holding, coal mining and sales
Yize (note 1)	PRC	RMB 136,260,500	-	100%	-	100%	100%	100%	Development of methanol project
Rongxin Chemicals (note 1)	PRC	RMB 3,000,000	-	100%	-	100%	100%	100%	Development of methanol project
Daxin Industrial (note 1)	PRC	RMB 4,107,432	-	100%	-	100%	100%	100%	Development of methanol project
Xintai (note 1)	PRC	RMB 5,000,000	-	100%	-	80%	100%	80%	Coal mining and sales
Inner Mongolia Haosheng Coal Mining Co., Ltd (note 1)	PRC	RMB 800,000,000	74.82%	-	-	-	74.82%	-	Sales of coal mine machinery equipment and accessories
Rizhao (note 1)	PRC	RMB 300,000,000	51%	-	-	-	51%	-	Coal wholesale management and others

60. INFORMATION OF THE COMPANY (continued)

Notes: (continued)

(a) Details of the Company's major subsidiaries at December 31, 2013 and 2012 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012	
			Directly	Indirectly	Directly	Indirectly			
Yancoal International	Hong Kong	USD 2,800,000	100%	-	100%	-	100%	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD 600,000	-	100%	-	100%	100%	100%	Coal resource exploration development
Yancoal International Technology Development Co., Limited	Hong Kong	USD 1,000,000	-	100%	-	100%	100%	100%	Coal mining technology Development
Yancoal International Trading Co., Limited	Hong Kong	USD 1,000,000	-	100%	-	100%	100%	100%	Entrepot trade
Yancoal Technology (Holdings) Co., Ltd.	Australia	AUD 75,407,506	-	100%	-	100%	100%	100%	Holdings company
Yancoal Resources	Australia	AUD 446,409,065	-	100%	-	100%	100%	100%	Coal mining business in Australia
Trading Centre (Note 1)	PRC	RMB100,000,000	51%	-	51%	-	51%	51%	Coal sales
Beisheng Industry and Trade (Note 1)	PRC	RMB 2,404,000	100%	-	100%	-	100%	100%	Coal Mining and sales
Ashton Coal Operations Pty Limited	Australia	AUD 5	-	100%	-	100%	100%	100%	Management of operations
Athena Coal Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Coal exploration
Felix NSW Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Investment holding
Moolarben Coal Mines Pty Limited	Australia	AUD 1	-	100%	-	100%	100%	100%	Coal business development
Moolarben Coal Operations Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Management of coal operations
Moolarben Coal Sales Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Coal sales
Proserpina Coal Pty Ltd	Australia	AUD 1	-	100%	-	100%	100%	100%	Coal mining and sales
Syntech Holdings Pty Ltd	Australia	AUD 223,470,552	-	100%	-	100%	100%	100%	Investment holding and management of coal operation
Duralie Coal Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Coal mining

60. INFORMATION OF THE COMPANY (continued)

Notes: (continued)

(a) Details of the Company's major subsidiaries at December 31, 2013 and 2012 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012	
			Directly	Indirectly	Directly	Indirectly			
Gloucester	Australia	AUD 719,720,808	-	100%	-	100%	100%	100%	Coal resource exploration development
Auriada Limited	Northern Ireland	AUD 5	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
Ballymoney Power Limited	Northern Ireland	AUD 5	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
Balhoil Nominees Pty Ltd	Australia	AUD 7,270	-	100%	-	100%	100%	100%	No business in Australia
SASE Pty Limited	Australia	AUD 9,650,564	-	90%	-	90%	100%	100%	No business in Australia, to be liquidated
CIM Mining Pty Ltd	Australia	AUD 30,180,720	-	100%	-	100%	100%	100%	No business in Australia
Donaldson Coal Holdings Ltd	Australia	AUD 204,945,942	-	100%	-	100%	100%	100%	Holdings company
Monash Coal Holdings Pty Ltd	Australia	AUD 100	-	100%	-	100%	100%	100%	Dormant
CIM Stratford Pty Ltd	Australia	AUD 21,558,606	-	100%	-	100%	100%	100%	Dormant
CIM Services Pty Ltd	Australia	AUD 8,400,002	-	100%	-	100%	100%	100%	Dormant
Donaldson Coal Pty Ltd	Australia	AUD 6,688,782	-	100%	-	100%	100%	100%	Coal mining and sales
Agrarian Finance Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Dormant
Monash Coal Pty Ltd	Australia	AUD 200	-	100%	-	100%	100%	100%	Coal mining and sales
Newcastle Coal Company Pty Ltd	Australia	AUD 2,300,999	-	100%	-	100%	100%	100%	Coal mining and sales
Syntech Holdings II Pty Ltd	Australia	AUD 6,318,490	-	100%	-	100%	100%	100%	Investment holding
Tonford Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Coal exploration
UCC Energy Pty Limited	Australia	AUD 2	-	100%	-	100%	100%	100%	Ultra clean coal technology
Wesfarmers Char	Australia	AUD 1,000,000	-	100%	-	100%	100%	100%	Research and development of the technology and procedures of processing coal
Wesfarmers Premier Coal Limited	Australia	AUD 8,779,250	-	100%	-	100%	100%	100%	Exploration, production and processing of coal

236

60. INFORMATION OF THE COMPANY (continued)

Notes: (continued)

(a) Details of the Company's major subsidiaries at December 31, 2013 and 2012 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012	
			Directly	Indirectly	Directly	Indirectly			
White Mining (NSW) Pty Limited	Australia	AUD 10	-	100%	-	100%	100%	100%	Coal mining and sales
White Mining Research Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
White Mining Services Pty Limited	Australia	AUD 2	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
White Mining Limited	Australia	Ordinary shares AUD 3,300,000 A Shares AUD 200	-	100%	-	100%	100%	100%	Investment holding and management of operations
Yancoal Canada	Canada	USD 290,000,000	-	100%	-	100%	100%	100%	Potash exploration
Mountfield Properties Pty Ltd	Australia	AUD 100	-	100%	-	100%	100%	100%	Investment holding
AMH (Chinchilla Coal) Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Coal exploration
Syntech Resources Pty Ltd	Australia	AUD 1,251,431	-	100%	-	100%	100%	100%	Coal mining and sales
Yancoal Luxembourg	Luxembourg	USD 500,000	-	100%	-	100%	100%	100%	Investment holding
Yarrabee Coal Company Pty Ltd	Australia	AUD 92,080	-	100%	-	100%	100%	100%	Coal mining and sales
Westralian Prospectors NL	Australia	AUD 93,001	-	100%	-	100%	100%	100%	No business in Australia
Eucla Mining NL	Australia	AUD 707,500	-	100%	-	100%	100%	100%	No business in Australia
CIM Duralie Pty Ltd	Australia	AUD 665	-	100%	-	100%	100%	100%	No business in Australia
Duralie Coal Marketing Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	No business in Australia
Gloucester (SPV) Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	Holdings company
Donaldson Coal Finance Pty Ltd	Australia	AUD 10	-	100%	-	100%	100%	100%	Investment company

60. INFORMATION OF THE COMPANY (continued)

Notes: (continued)

(a) Details of the Company's major subsidiaries at December 31, 2013 and 2012 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012	
			Directly	Indirectly	Directly	Indirectly			
Stradford Coal Pty Ltd	Australia	AUD 10	-	100%	-	100%	100%	100%	Coal mining
Stradford Coal Marketing Pty Ltd	Australia	AUD 10	-	100%	-	100%	100%	100%	Coal sales
Abakk Pty Ltd	Australia	AUD 6	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
Primecoal International Pty Ltd	Australia	AUD 1	-	100%	-	100%	100%	100%	No business in Australia, to be liquidated
Athena Holdings P/L	Australia	AUD 24,450,405	-	100%	-	100%	100%	100%	Holding company
Premier Coal Holdings P/L	Australia	AUD 321,613,108	-	100%	-	100%	100%	100%	Holdings company
Tonford Holdings P/L	Australia	AUD 46,407,917	-	100%	-	100%	100%	100%	Holdings company
Wilpeena Holdings P/L	Australia	AUD 3,457,381	-	100%	-	100%	100%	100%	Holdings company
Yancoal Energy P/L	Australia	AUD 202,977,694	-	100%	-	100%	100%	100%	Holdings company
Yancoal Technology Development Pty Ltd	Australia	AUD 2	-	100%	-	100%	100%	100%	LTCC technical development and equipment rental

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1: Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial, Xintai, Haosheng and Rizhao are established in the PRC as limited liability companies.

Note 2: The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2013, the market value of these shares was approximately RMB3,200,344,000 (AUD589,371,000) (2012: RMB5,068,829,000 (AUD775,489,000)).

60. INFORMATION OF THE COMPANY (continued)

(b) The Company's equity is as follows:

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000	Statutory common reserve fund RMB'000	Investment revaluation reserve RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2012	4,918,400	2,981,002	3,987,819	4,535,777	70,843	22,904,653	39,398,494
Profit for the year	-	-	-	-	-	4,268,891	4,268,891
Fair value changes of available-for-sale investment	-	-	-	-	(4,442)	-	(4,442)
Appropriations to reserves	-	-	484,733	402,573	-	(887,306)	-
Dividends	-	-	-	-	-	(2,803,488)	(2,803,488)
Balance at December 31, 2012	4,918,400	2,981,002	4,472,552	4,938,350	66,401	23,482,750	40,859,455
Balance at January 1, 2013	4,918,400	2,981,002	4,472,552	4,938,350	66,401	23,482,750	40,859,455
Profit for the year	-	-	-	-	-	4,402,735	4,402,735
Fair value changes of available-for-sale investment	-	-	-	-	3,962	-	3,962
Appropriations to and utilization of reserves	-	-	(888,092)	510,179	-	377,913	-
Dividends	-	-	-	-	-	(1,770,624)	(1,770,624)
Balance at December 31, 2013	4,918,400	2,981,002	3,584,460	5,448,529	70,363	26,492,774	43,495,528

SUPPLEMENTAL INFORMATION

I. SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1) Future development fund and work safety cost

(1a) Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b) Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2) Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a) Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for their assets and liabilities at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the entities above are under the common control of the Parent Company, their assets and liabilities of are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of their assets and liabilities acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

SUPPLEMENTAL INFORMATION (continued)

I. SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP") (continued)

(3) Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			**Net assets attributable to equity holders of the Company as at December 31,**	
	2013	2012	2011	**2013**	2012
	RMB'000	RMB'000 (restated)	RMB'000 (restated)	**RMB'000**	RMB'000 (restated)
As per consolidated financial statements prepared under IFRS	**777,368**	6,065,570	8,745,092	**40,378,677**	45,530,034
Impact of IFRS adjustments in respect of:					
– future development fund charged to income before income taxes	**559,837**	(302,424)	(290,159)	**–**	–
– reversal of provision of work safety cost	**137,546**	(436,024)	(157,807)	**(730,491)**	(615,984)
– fair value adjustment and amortization	**13,206**	7,547	(64,726)	**(168,581)**	(181,787)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun	**–**	–	–	**(1,240,685)**	(1,240,685)
– deferred tax	**(225,937)**	151,538	89,781	**710,748**	936,685
– Others	**9,191**	(123,761)	24,967	**30,818**	(61,334)
As per consolidated financial statements prepared under PRC GAAP	**1,271,211**	5,362,446	8,347,148	**38,980,486**	44,366,929

Note: There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Chapter 12

Auditors' Report (PRC)

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED,

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited ("the Company"), which comprise the balance sheet as at 31 December 2013, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

I. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's management is responsible for the preparation and fair presentation of these financial statements. These responsibilities include: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises to achieve fair presentation of the financial statements; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

II. AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China's Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

III. OPINION

In our opinion, the financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises in all material respects and present fairly the consolidated and the company's financial position of the Company as at 31 December 2013, and of their consolidated and the company's financial performance and cash flows for the year then ended.

Shine Wing Certified Public Accountants
(special general partnership)

Chinese Certified Public Accountant
Liu Jingwei

Chinese Certified Public Accountant
Ji Sheng

Beijing China
March 21, 2014

Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED BALANCE SHEET

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	31 December 2013	31 December 2012
CURRENT ASSET:			
Cash at bank and on hand	VI.1	**15,510,298**	16,094,404
Excess reserves settlement		–	–
Lending to banks and other financial institutions		–	–
Tradable financial assets		–	–
Notes receivable	VI.2	**7,558,118**	6,533,200
Accounts receivable	VI.3	**1,461,387**	926,403
Prepayments	VI.4	**1,165,331**	692,043
Premiums receivable		–	–
Accounts receivable reinsurance		–	–
Reserve for reinsurance contract receivable		–	–
Interest receivable		**33,692**	21,408
Dividends receivable		–	–
Other receveiables	VI.5	**598,840**	3,595,462
Purchase of resold financial assets		–	–
Inventories	VI.6	**1,597,168**	1,565,531
Non-current assets due within one year		–	–
Other current assets	VI.7	**3,410,681**	3,168,933
TOTAL CURRENT ASSETS		**31,335,515**	32,597,384
NON-CURRENT ASSETS:			
Offering loan and advance		–	–
Available-for-sale financial assets	VI.8	**173,057**	167,893
Held-to-maturity investments		–	–
Long-term accounts receivable	VI.9	**1,841,238**	1,989,012
Long-term equity investments	VI.10	**3,271,810**	3,662,086
Investment property		–	–
Fixed assets	VI.11	**24,158,411**	24,678,477
Construction in progress	VI.12	**31,391,802**	17,261,615
Construction materials		**26,699**	75,492
Disposal of fixed assets		–	–
Productive biological assets		–	–
Oil gas assets		–	–
Intangible assets	VI.13	**23,949,861**	31,036,002
Development expenditure		–	–
Goodwill	VI.14	**1,219,853**	1,333,114
Long-term deferred liabilities		**120,161**	45,154
Deferred tax assets	VI.15	**7,044,986**	6,545,483
Other non-current assets	VI.16	**1,166,081**	1,359,123
TOTAL NON-CURRENT ASSETS		**94,363,959**	88,153,451
TOTAL ASSETS		**125,699,474**	120,750,835

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 239 to page 252 are signed by the following persons-in charge.

Head of the Company: Li Xiyong Chief Financial Officer: Wu Yuxiang Head of Accounting Department: Zhao Qingchun

CONSOLIDATED BALANCE SHEET (continued)

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	31 December 2013	31 December 2012
CURRENT LIABILITIES:			
Short-term borrowings	VI.18	3,512,612	4,386,253
Borrowings from central bank		–	–
Deposits absorption and deposits between companies		–	–
Borrowings from banks or other financial institutions		–	–
Tradable financial liabilities	VI.19	1,000,000	–
Notes payable	VI.20	316,361	3,905,148
Accounts payable	VI.21	2,448,642	3,004,847
Advances from customers	VI.22	852,247	1,368,734
Amounts from sale of repurchased financial assets		–	–
Service charge and commissions payable		–	–
Salaries and wages payable	VI.23	1,056,893	1,087,750
Taxes payable	VI.24	749,807	855,626
Interest payable	VI.25	587,061	458,190
Dividends payable		91	91
Other payables	VI.26	5,419,873	3,205,528
Accounts receivable reinsurance		–	–
Reserve for insurance contract		–	–
Acting trading securities		–	–
Acting underwriting securities		–	–
Short-term notes payable	VI.27	4,997,917	–
Non-current liabilities due within one year	VI.28	3,702,281	6,278,470
Other current liabilities	VI.7	4,021,563	3,744,701
TOTAL CURRENT LIABILITIES		28,665,348	28,295,338
NON-CURRENT LIABILITIES:			
Long-term borrowings	VI.29	31,019,648	21,843,506
Bonds payables	VI.30	11,055,667	11,237,835
Long-term payables	VI.31	2,833,205	1,835,647
Special accounts payable		–	–
Provisions	VI.32	810,634	892,109
Deferred tax liabilities	VI.15	8,695,598	7,567,464
Other non-current liabilities	VI.33	62,327	1,460,581
TOTAL NON-CURRENT LIABILITIES		54,477,079	44,837,142
TOTAL LIABILITIES		83,142,427	73,132,480
SHAREHOLDERS' EQUITY:			
Share capital	VI.34	4,918,400	4,918,400
Capital reserves	VI.35	2,427,026	3,442,113
less:treasury stock		–	–
Special reserves	VI.36	2,285,384	3,074,316
Surplus reserves	VI.37	5,493,640	4,983,461
Provision for general risk		–	–
Retained earnings	VI.38	26,998,913	28,027,746
Translation reserve		-3,142,877	-79,107
Equity attributable to shareholders of the Company		38,980,486	44,366,929
Minority interest	VI.39	3,576,561	3,251,426
TOTAL SHAREHOLDERS' EQUITY		42,557,047	47,618,355
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		125,699,474	120,750,835

The accompanying notes disclosure is the composing part of the financial statements.

244

BALANCE SHEET OF THE PARENT COMPANY

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited Unit: RMB'000

ITEMS	NOTES	31 December 2013	31 December 2012
CURRENT ASSET:			
Cash at bank and on hand		**10,899,723**	12,499,217
Tradable financial assets		–	–
Notes receivable		**7,451,581**	6,417,996
Accounts receivable	XIII.1	**464,076**	124,553
Prepayments		**17,334**	41,942
Intersts receivable		**981,957**	444,194
Dividends receivable		**100**	100
Other receveiables	XIII.2	**11,664,061**	10,443,434
Inventories		**524,379**	385,505
Non-current assets due within one year		–	–
Other current assets		**2,887,428**	2,490,531
TOTAL CURRENT ASSETS		**34,890,639**	32,847,472
NON-CURRENT ASSETS:			
Available-for-sale financial assets		**172,854**	167,571
Hold-to-maturity investment		**13,271,000**	9,533,000
Long-term accounts receivable		–	–
Long-term equity investments	XIII.3	**22,666,232**	15,031,555
Investment real estate		–	–
Fixed assets		**7,196,388**	6,999,111
Construction in progress		**67,027**	117,753
Materials construction		**1,259**	1,259
Disposal of fixed assets		–	–
Productive biological assets		–	–
Oil gas assets		–	–
Intangible assets		**2,365,492**	2,562,229
Development expenditure		–	–
Goodwill		–	–
Long-term deferred expenses		**52**	59
Deferred tax assets		**1,659,746**	1,782,229
Other non current assets		**117,926**	117,926
TOTAL NON-CURRENT ASSETS		**47,517,976**	36,312,692
TOTAL ASSETS		**82,408,615**	69,160,164

The accompanying notes disclosure is the composing part of the financial statements.

BALANCE SHEET OF THE PARENT COMPANY (continued)

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	31 December 2013	31 December 2012
CURRENT LIABILITIES:			
Short-term borrowings		**3,512,612**	3,110,432
Tradable financial liabilities		**1,043,532**	114,421
Notes payable		**34,220**	68,537
Accounts payable		**947,770**	997,432
Advances from customers		**640,789**	1,207,127
Salaries and wages payable		**541,161**	527,241
Taxes payable		**963,843**	1,214,552
Interest payable		**310,762**	138,144
Dividends payable		**–**	–
Other payable		**4,828,780**	3,416,922
Short-term notes		**4,997,917**	–
Non-current liabilities due within one year		**2,874,956**	3,012,507
Other current liabilities		**3,531,851**	3,405,778
TOTAL CURRENT LIABILITIES		**24,228,193**	17,213,093
NON-CURRENT LIABILITIES:			
Long-term loans		**7,820,122**	3,777,667
Bonds payable		**4,959,000**	4,953,000
Long-term payable		**2,574,901**	1,585,139
Special accounts payable		**–**	–
Provisions		**–**	–
Deferred tax liabilities		**203,409**	22,133
Other non-current liabilities		**19,761**	1,452,940
TOTAL NON-CURRENT LIABILITIES		**15,577,193**	11,790,879
TOTAL LIABILITIES		**39,805,386**	29,003,972
SHAREHOLDERS' EQUITY:			
Share capital		**4,918,400**	4,918,400
Capital reserves		**3,831,296**	3,827,334
less:Treasury stock		**–**	–
Special reserves		**1,850,945**	2,739,038
Surplus reserves		**5,448,530**	4,938,351
Provision for general risk		**–**	–
Retained earnings		**26,554,058**	23,733,069
TOTAL SHAREHOLDERS' EQUITY		**42,603,229**	40,156,192
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**82,408,615**	69,160,164

The accompanying notes disclosure is the composing part of the financial statements.

CONSOLIDATED INCOME STATEMENT

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
1. TOTAL OPERATING REVENUE		58,726,589	59,673,546
Including: operating revenue	VI.40	58,726,589	59,673,546
Interest income		-	-
Premiums income		-	-
Income from service charges and commissions		-	-
2. TOTAL OPERATING COST		58,489,112	55,599,093
Including: Operating cost	VI.40	45,611,198	45,485,836
Interests expenditure		-	-
Service charges and commissions expenditure		-	-
Cash surrender value		-	-
Net amount of compensation payout		-	-
Net amount of provisions for insurance conract guarantee fund		-	-
Insurance policy dividend expense		-	-
Reinsurance expenses		-	-
Operating taxes and surcharges	VI.41	576,370	635,828
Selling expense	VI.42	2,991,351	3,244,750
General and administrative expenses	VI.43	3,996,084	4,961,878
Finance costs	VI.44	3,204,459	459,648
Impairment loss of assets	VI.45	2,109,650	811,153
Add: Gain on fair value change (The loss is listed beginning with "-")	VI.46	-277,046	-103,017
Investment income(The loss is listed beginning with "-")	VI.47	-70,558	-48,139
Including: Investment income of associates		-	-
Foreign exchange gain or loss (The loss is listed beginning with "-")		-	-
3. Operating profit (The loss is listed beginning with "-")		-110,127	3,923,297
Add:Non-operating revenue	VI.48	295,311	1,414,668
Less: Non-operating expenditures	VI.49	54,860	53,346
Including: Losses on disposal of non-current assets		-	-
4. Total profit (The total loss is listed beginning with "-")		130,324	5,284,619
Less: Income tax	VI.50	-168,878	-110,862
5. Net profit (The net loss is listed beginning with "-")		299,202	5,395,481
Net profit attributed to shareholders of the Company		1,271,211	5,362,446
Minority interest		-972,009	33,035
6. Earnings per share			
(1) Earnings per share, basis	VI.51	0.2585	1.0903
(2) Earnings per share, diluted	VI.51	0.2585	1.0903
7. Other comprehensive income	VI.52	-4,590,568	348,333
8. Total comprehensive income		-4,291,366	5,743,814
Total comprehensive income attributable to shareholders of the parent company		-2,486,563	5,710,779
Total comprehensive income attributable to minority shareholders		-1,804,803	33,035

The accompanying notes disclosure is the composing part of the financial statements.

INCOME STATEMENT OF THE PARENT COMPANY

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
1. **TOTAL OPERATING REVENUE**	XIII.4	40,528,384	44,240,758
Less: Operating cost	XIII.4	30,674,920	34,455,736
Operating taxes and surcharges		479,088	526,965
Selling expense		287,784	298,894
General and administrative expense		2,695,940	3,481,047
Finance costs		720,134	677,056
Impairment loss of assets		984	6,913
Add: Gain or loss on fair value changes (The loss is listed beginning with "-")		-148,035	-15,005
Investment income(The loss is listed beginning with "-")	XIII.5	1,070,231	719,281
Including: Investment income of associates and joint ventures		-	-
2. **Operating profit (The loss is listed beginning with "-")**		6,591,730	5,498,423
Add: Non-operating income		188,029	39,105
Less: Non-operating expense		10,574	34,615
Including: Loss on disposal of non-current assets		-	-
3. **Total profit (The total loss is listed beginning with "-")**		6,769,185	5,502,913
Less: Income tax		1,667,393	1,477,186
4. **Net profit (The net loss is listed beginning with "-")**		5,101,792	4,025,727
5. **Earnings per share**			
(1) Earnings per share, basis		1.0373	0.8185
(2) Earnings per share, diluted		1.0373	0.8185
6. **Other comprehensive income**		3,962	-4,443
7. **Total comprehensive income**		5,105,754	4,021,284

The accompanying notes disclosure is the composing part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
1. **CASH FLOW FROM OPERATING ACTIVITIES:**			
Cash received from sales of goods or rendering of services		63,230,267	67,330,552
Net increase in customer's deposits and financial institution deposits		-	-
Net increase in borrowings from central bank		-	-
Net increase in borrowings from other financial institutions		-	-
Cash received from former-insurance premiums		-	-
Net cash received from reinsurance business		-	-
Net increase of insured savings and investment		-	-
Net increase from disposal of transactional financial assets		-	-
Cash received from interests, service charge and commissions		-	-
Net increase in borrowings from other companies		-	-
Net amount from repurchasing businesses		-	-
Tax refunding		808,130	719,910
Other cash received relating to operating activities	VI.53	576,322	1,276,910
Sub-total of cash inflows		64,614,719	69,327,372
Cash paid for goods and services purchased		41,431,108	38,540,896
Net increase in loans and advance from customers		-	-
Net increase in deposits in central bank and other financial institutions		-	-
Cash paid for former insurance contracts claims		-	-
Cash paid for interests, service charge and commissions		-	-
Cash paid for insurance policy dividends		-	-
Cash paid to employees and on behalf of employees		10,714,651	10,476,502
Taxes payments		6,337,725	8,534,417
Other cash paid relating to operating activities	VI.53	3,174,731	3,658,920
Sub-total of cash outflows		61,658,215	61,210,735
NET CASH FLOW FROM OPERATING ACTIVITIES		2,956,504	8,116,637

CONSOLIDATED CASH FLOW STATEMENT (continued)

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
2. CASH FLOW FROM INVESTING ACTIVITIES:			
Cash received from recovery of investment		680	604,407
Cash received from return of investment income		117,901	19,339
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		10,281	41,350
Net cash received from disposal of sub companies and business units		-	-
Other cash received relating to investing activities	VI.53	54,816	6,801,397
Sub-total of cash inflows		183,678	7,466,493
Cash paid to acquire fixed assets, intangible assets and other long-term assets		9,096,335	6,954,657
Cash paid for investment		630,000	1,901,841
Net increase of pledge loans		-	-
Net cash amounts paid for acquisition of subsidiaries and other business units		1,410,991	627,765
Other cash paid relating to investing activities	VI.53	1,333,938	1,100,564
Sub-total of cash outflows		12,471,264	10,584,827
NET CASH FLOW USED IN INVESTING ACTIVITIES		-12,287,586	-3,118,334
3. CASH FLOW FROM FINANCING ACTIVITIES:			
Cash received from investors		75,540	49,000
Including: Cash received from minority shareholders of subsidaries		75,540	49,000
Cash received from borrowings		21,103,061	12,281,524
Cash received from issuing bonds		5,997,500	11,184,900
Other cash received relating to financing activities		-	-
Sub-total of cash inflows		27,176,101	23,515,424
Repayments of borrowings and debts		12,058,282	19,563,837
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		3,622,838	4,403,787
Including: Cash paid for distribution of dividends or profits by subsidaries to minority shareholders		-	352
Tax refund of minority shareholders-payment to shareholders of Gloucester		3,511,958	-
Other cash paid relating to financing activities	VI.53	60,133	11,256
Sub-total of cash outflows		19,253,211	23,978,880
NET CASH FLOW USED IN FINANCING ACTIVITIES		7,922,890	-463,456
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-425,898	110,686
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VI.53	-1,834,090	4,645,533
Add: Cash and cash equivalent, opening	VI.53	12,799,757	8,154,224
6. **Cash and cash equivalents, closing**	VI.53	10,965,667	12,799,757

The accompanying notes disclosure is the composing part of the financial statements.

CASH FLOW STATEMENT OF THE PARENT COMPANY

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
1. CASH FLOW FROM OPERATING ACTIVITIES:			
Cash received from sales of goods and rendering of services		45,113,714	51,627,752
Tax refunding		-	-
Other cash received relating to operating activities		610,729	695,104
Sub-total of cash inflows		45,724,443	52,322,856
Cash paid for goods and services		28,496,171	30,040,562
Cash paid to and on behalf of employees		6,573,951	7,242,613
Taxes payments		5,260,442	7,003,440
Other cash paid relating to operating activities		2,815,056	3,320,932
Sub-total of cash outflows		43,145,620	47,607,547
NET CASH FLOW FROM OPERATING ACTIVITIES		2,578,823	4,715,309
2. CASH FLOW FROM INVESTING ACTIVITIES:			
Cash received from recovery of investments		614,000	2,585,267
Cash received from return of investments		395,340	227,596
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		8,904	3,363
Net cash amount received from the disposal of sub companies and other business units		-	-
Other cash received relating to investing activities		2,621,210	6,444,551
Sub-total of cash inflows		3,639,454	9,260,777
Cash paid to acquire fixed assets, intangible assets and other long-term assets		2,243,867	1,832,870
Cash paid for investments		-	1,951,841
Net cash amounts paid by subcompanies and other business units		1,858,878	817,030
Other cash paid relating to investing activities		12,448,327	3,500,000
Sub-total of cash outflows		16,551,072	8,101,741
NET CASH FLOW USED IN INVESTING ACTIVITIES		-12,911,618	1,159,036

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

1 January-31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	NOTES	Jan. to Dec. 2013	Jan. to Dec. 2012
3. CASH FLOW FROM FINANCING ACTIVITIES:			
Cash received from investors		-	-
Cash received from borrowings		14,120,538	10,300,430
Cash received from issuing bonds		5,997,500	4,950,000
Cash received relating to other financial activities		-	526,139
Sub-total of cash inflows		20,118,038	15,776,569
Repayments of borrowings and debts		9,441,674	14,688,111
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		2,589,657	3,571,478
Other cash payment relating to financial activities		448,679	-
Sub-total of cash outflows		12,480,010	18,259,589
NET CASH FLOW USED IN FINANCING ACTIVITIES		7,638,028	-2,483,020
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-73,531	-17,490
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		-2,768,298	3,373,835
Add: Cash and cash equivalent, opening		9,388,641	6,014,806
6. **Cash and cash equivalents, closing**		6,620,343	9,388,641

The accompanying notes disclosure is the composing part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 January to 31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	Share capital	Capital reserves	Less:treasury stock	Special reserves	Surplus reserves	Provision for general risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders' interest
	Amount for the year of 2013									
	Attribute to shareholders of the Parent Company									
I. Balance at December 31, 2012	4,918,400	3,402,027	-	3,074,316	4,983,461	-	28,364,156	-79,107	3,326,172	47,989,425
Add: Change in accounting policies	-	40,086	-	-	-	-	-336,410	-	-74,746	-371,070
Correction of errors in the early stage										-
Others										-
II. Balance at January 1, 2013	4,918,400	3,442,113	-	3,074,316	4,983,461	-	28,027,746	-79,107	3,251,426	47,618,355
III. Changes for the year (The decrease is listed beginning with "-")	-	-1,015,087	-	-788,932	510,179	-	-1,028,833	-3,063,770	325,135	-5,061,308
(I) Net profit	-	-	-	-	-	-	1,271,211	-	-972,009	299,202
(II) Other comprehensive income	-	-694,004	-	-	-	-	-	-3,063,770	-832,794	-4,590,568
Sub-total of (I) and (II)	-	-694,004	-	-	-	-	1,271,211	-3,063,770	-1,804,803	-4,291,366
(III) Owner's contributions and reduction in capital	-	-321,083	-	33,754	-	-	-19,241	-	2,179,417	1,872,847
1. Capital from shareholders	-	-	-	-	-	-	-	-	2,624,277	2,624,277
2. Consolidation under common control	-	-71,140	-	-	-	-	-	-	-	-71,140
3. Acquisition of minority shares in Wenyu coal mine	-	-249,943	-	33,754	-	-	-19,241	-	-444,860	-680,290
(IV) Profit distribution	-	-	-	-	510,179	-	-2,280,803	-	-60,276	-1,830,900
1. Transfer to surplus reserve	-	-	-	-	510,179	-	-510,179	-	-	-
2. Provision for general risks	-	-	-	-	-	-	-	-	-	-
3. Distribution to shareholders	-	-	-	-	-	-	-1,770,624	-	-60,276	-1,830,900
4. Others	-	-	-	-	-	-	-	-	-	-
(V) Internal settlement and transfer of owners' equities	-	-	-	-	-	-	-	-	-	-
1. Capital reserve transferred share capital	-	-	-	-	-	-	-	-	-	-
2. Surplus reserve transferred share capital	-	-	-	-	-	-	-	-	-	-
3. Provision of surplus reserve for loss	-	-	-	-	-	-	-	-	-	-
4. Others	-	-	-	-	-	-	-	-	-	-
(VI) Special reserves	-	-	-	-822,686	-	-	-	-	10,797	-811,889
1. Provision of the year	-	-	-	1,045,794	-	-	-	-	29,976	1,075,770
2. Usage of the year	-	-	-	-1,868,480	-	-	-	-	-19,179	-1,887,659
(VII) Others	-	-	-	-	-	-	-	-	-	-
IV. Balance at December 31, 2013	4,918,400	2,427,026	-	2,285,384	5,493,640	-	26,998,913	-3,142,877	3,576,561	42,557,047

The accompanying notes disclosure is the composing part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

1 January to 31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited — Unit: RMB'000

	Amount for the year of 2012									
	Attribute to shareholders of the Parent Company									
ITEMS	Share capital	Capital reserves	Less:treasury stock	Special reserves	Surplus reserves	Provision for general risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders' interest
I. Balance at December 31, 2011	4,918,400	4,474,781	-	2,414,752	4,580,888	-	26,054,370	-376,828	666,184	42,732,547
Add: Change in accounting policies	-	-	-	-	-	-	-183,009	-	-	-183,009
Correction of errors in the early stage	-									
Others	-									
II. Balance at January 1, 2012	4,918,400	4,474,781	-	2,414,752	4,580,888	-	25,871,361	-376,828	666,184	42,549,538
III. Changes for the year (The decrease is listed beginning with "-")	-	-1,032,668	-	659,564	402,573	-	2,156,385	297,721	2,585,242	5,068,817
(I) Net profit	-	-	-	-	-	-	5,362,446	-	33,035	5,395,481
(II) Other comprehensive income	-	50,612	-	-	-	-	-	297,721	-	348,333
Sub-total of (I) and (II)	-	50,612	-	-	-	-	5,362,446	297,721	33,035	5,743,814
(III) Owner's contributions and reduction in capital	-	-1,083,370	-	-	-	-	-	-	2,578,013	1,494,643
1. Capital from shareholders	-	-	-	-	-	-	-	-	49,000	49,000
2. Consolidation under common control	-	-692,486	-	-	-	-	-	-	-	-692,486
3. Merger with Gloucester	-	-390,884	-	-	-	-	-	-	2,529,013	2,138,129
(IV) Profit distribution	-	-	-	-	402,573	-	-3,206,061	-	-47,095	-2,850,583
1. Transfer to surplus reserve	-	-	-	-	402,573	-	-402,573	-	-	-
2. Provision for general risks	-	-	-	-	-	-	-	-	-	-
3. Distribution to shareholders	-	-	-	-	-	-	-2,803,488	-	-47,095	-2,850,583
4. Others	-	-	-	-	-	-	-	-	-	-
(V) Internal settlement and transfer of owners' equities	-	-	-	-	-	-	-	-	-	-
1. Capital reserve transferred share capital	-	-	-	-	-	-	-	-	-	-
2. Surplus reserve transferred share capital	-	-	-	-	-	-	-	-	-	-
3. Provision of surplus reserve for loss	-	-	-	-	-	-	-	-	-	-
4. Others	-	-	-	-	-	-	-	-	-	-
(VI) Special reserves	-	-	-	659,564	-	-	-	-	21,289	680,853
1. Provision of the year	-	-	-	988,880	-	-	-	-	21,289	1,010,169
2. Usage of the year	-	-	-	-329,316	-	-	-	-	-	-329,316
(VII) Others	-	90	-	-	-	-	-	-	-	90
IV. Balance at December 31, 2012	4,918,400	3,442,113	-	3,074,316	4,983,461	-	28,027,746	-79,107	3,251,426	47,618,355

The accompanying notes disclosure is the composing part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

1 January to 31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	Amount for the year of 2013 Share capital	Capital reserves	Less:treasury stock	Special reserves	Surplus reserves	Porvision for General Risks	Retained earnings	Total of shareholders' interest
I. Balance at December 31, 2012	4,918,400	3,827,334	-	2,739,038	4,938,351	-	23,733,069	40,156,192
Add: Change in accounting policies								-
Correction of errors in the early stage								-
Others								-
II. Balance at January 1, 2013	4,918,400	3,827,334	-	2,739,038	4,938,351	-	23,733,069	40,156,192
III. Changes for the year(The loss is listed beginning with "-")	-	3,962	-	-888,093	510,179	-	2,820,989	2,447,037
(I) Net profit	-	-	-	-	-	-	5,101,792	5,101,792
(II) Other comprehensive income	-	3,962	-	-	-	-	-	3,962
Sub-total of (I) and (II)	-	3,962	-	-	-	-	5,101,792	5,105,754
(III) Owner's contributions and reduction in capital	-	-	-	-	-	-	-	-
1. Capital from shareholders	-	-	-	-	-	-	-	-
2. Consolidation under common control	-	-	-	-	-	-	-	-
3. Others	-	-	-	-	-	-	-	-
(IV) Profit distribution	-	-	-	-	510,179	-	-2,280,803	-1,770,624
1. Transfer to surplus reserve	-	-	-	-	510,179	-	-510,179	-
2. Provision for general risks	-	-	-	-	-	-	-	-
3. Distribution to shareholders	-	-	-	-	-	-	-1,770,624	-1,770,624
4. Others	-	-	-	-	-	-	-	-
(V) Internal settlement and transfer of owners' equities	-	-	-	-	-	-	-	-
1. Capital reserve transferred share capital	-	-	-	-	-	-	-	-
2. Surplus reserve transferred share capital	-	-	-	-	-	-	-	-
3. Provision of surplus reserve for loss	-	-	-	-	-	-	-	-
4. Others	-	-	-	-	-	-	-	-
(VI) Special reserves	-	-	-	-888,093	-	-	-	-888,093
1. Provision of the year	-	-	-	758,138	-	-	-	758,138
2. Usage of the year	-	-	-	-1,646,231	-	-	-	-1,646,231
(VII) Others	-	-	-	-	-	-	-	-
IV. Balance at December 31, 2013	4,918,400	3,831,296	-	1,850,945	5,448,530	-	26,554,058	42,603,229

The accompanying notes disclosure is the composing part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

1 January to 31 December 2013

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB'000

ITEMS	Amount for the year of 2012 Share capital	Capital reserves	Less:treasury stock	Special reserves	Surplus reserves	Porvision for General Risks	Retained earnings	Total of shareholders' interest
I. Balance at December 31, 2011	4,918,400	4,587,846	-	2,217,185	4,535,778	-	22,913,403	39,172,612
Add: Change in accounting policies								-
Correction of errors in the early stage								-
Others								-
II. Balance at January 1, 2012	4,918,400	4,587,846	-	2,217,185	4,535,778	-	22,913,403	39,172,612
III. Changes for the year (The loss is listed beginning with "-")	-	-760,512	-	521,853	402,573	-	819,666	983,580
(I) Net profit	-	-	-	-	-	-	4,025,727	4,025,727
(II) Other comprehensive income	-	-4,443	-	-	-	-	-	-4,443
Sub-total of (I) and (II)	-	-4,443	-	-	-	-	4,025,727	4,021,284
(III) Owner's contributions and reduction in capital	-	-756,159	-	-	-	-	-	-756,159
1. Capital from shareholders	-	-	-	-	-	-	-	-
2. consolidation under common control	-	-756,159	-	-	-	-	-	-756,159
3. Others	-	-	-	-	-	-	-	-
(IV) Profit distribution	-	-	-	-	402,573	-	-3,206,061	-2,803,488
1. Transfer to surplus reserve	-	-	-	-	402,573	-	-402,573	-
2. Provision for general risks	-	-	-	-	-	-	-	-
3. Distribution to shareholders	-	-	-	-	-	-	-2,803,488	-2,803,488
4. Others	-	-	-	-	-	-	-	-
(V) Internal settlement and transfer of owners' equities	-	-	-	-	-	-	-	-
1. Capital reserve transferred share capital	-	-	-	-	-	-	-	-
2. Surplus reserve transferred share capital	-	-	-	-	-	-	-	-
3. Provision of surplus reserve for loss	-	-	-	-	-	-	-	-
4. Others	-	-	-	-	-	-	-	-
(VI) Special reserves	-	-	-	521,853	-	-	-	521,853
1. Provision of the year	-	-	-	742,463	-	-	-	742,463
2. Usage of the year	-	-	-	-220,610	-	-	-	-220,610
(VII) Others	-	90	-	-	-	-	-	90
IV. Balance at December 31, 2012	4,918,400	3,827,334	-	2,739,038	4,938,351	-	23,733,069	40,156,192

The accompanying notes disclosure is the composing part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

For the year 2013

I. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a stock company with limited liability established in the People's Republic of China (the "PRC"). The Company was established in September 1997 by Yankuang Group Company Limited (the "Yankuang Group") in accordance with the Tigaisheng (1997) No. 154 document issued by "National Economic System Reform Commission of People's Republic of China". The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB 1,670 million with Par value per share of RMB 1.00 when the Company was set up.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB 820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB 30 million. The above shares were traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depositary Shares was traded in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB 2,520 million after this issuance. The company issued 80 million new A shares in June 1998. The above shares went to public and were traded on Shanghai Stock Exchange since July 1, 1998. After multiple increased issuance and bonus shares, the share capital of the Company had increased to RMB 4,918.40 million by December 31, 2013.

The Company and its subsidiary companies (hereinafter collectively referred to as the "Group") are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1. The preparation foundation of financial statements

The Group's financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with "Accounting Standards for Business Enterprises" (referred as "ASBEs") and other related regulations issued by the China Ministry of Finance and the accounting policies and estimates of the Group as stated in "significant accounting policies, accounting estimates and preparation methods for consolidated financial statements" in the notes.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Declaration of compliance with ASBES

The financial statements of the Group have been prepared in accordance with the ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

3. Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

4. Functional currency

The functional currency of the Company and domestic subsidiaries is Renminbi (RMB). The overseas subsidiaries use foreign currency for accounting and translate into RMB when preparing financial statements. See Note II. 9.

5. Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost as the principle of measurements for assets and liabilities except for financial assets held-for-trading, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

6. Business combinations

A business combination is a transaction or event that brings together of two or more than two separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the acquirer obtains substantive control of the acquiree.

(1) Business combinations under common control: Assets and liabilities that are obtained by the acquirer in a business combination are measured at their carrying amounts at the combination date as recorded by the acquiree. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to compensate the difference, any excess shall be adjusted against retained earnings.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Business combinations (continued)

(2) Business combinations not under common control: The cost of combination is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer for purpose to gain substantive control of acquiree. Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree's interest in the fair value of the acquiree's identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

7. Preparation methods for consolidated financial statements

(1) The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the special purpose vehicle into the scope of the consolidated financial statements.

(2) The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to *Enterprises accounting criteria No.33-consolidated financial statements* and relevant provisions. All material intercompany transactions, balances, income and expenses in the consolidation scope are eliminated on consolidation. Unrealized loss from intercompany transactions shall, if there is evidence that the loss is part of the impairment loss of relevant assets, be recognized in full. Shareholder's equity which doesn't belong to the parent company is identified separately as minority interest on consolidated financial statements.

If the losses to the minority shareholders exceed their shares in the subsidiary's equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders' equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders' equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders' equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period used in the Company during the preparation of the consolidated financial statements.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Preparation methods for consolidated financial statements (continued)

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets on the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

8. Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

9. Foreign currency and the translation of financial statements denominated in foreign currency

(1) Foreign currency transaction

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

(2) Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders' equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate (average rate of the year) of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders' equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders' equity to current disposal income or expense.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Foreign currency and the translation of financial statements denominated in foreign currency (continued)

(2) Translation of financial statements denominated in foreign currency (continued)

For the net investment items, measured at foreign currencies and applied parent or subsidiaries' reporting currencies, on subsidiaries, exchange difference results from those items should be recognized as "Difference on foreign currency translation". For exchange difference results from investment items that are measured at the currencies other than the one parent or subsidiaries adopting, exchange differences should be offset, and the remaining should be recognized as "Difference on foreign currency translation".

10. Financial assets and financial liabilities

(1) Financial assets

1) Financial assets by category

Upon initial recognition, financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' (FVTPL), 'held-to-maturity' investments, 'available-for-sale' (AFS) financial assets and ' receivables'.

A. Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

B. Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

C. Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Financial assets and financial liabilities (continued)

(1) Financial assets (continued)

1) Financial assets by category (continued)

D. AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) receivables, or (3) held-to-maturity investments.

2) Recognition and measurement

Financial assets are recognized in fair value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder's equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Financial assets and financial liabilities (continued)

(1) Financial assets (continued)

3) Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders' equity shall be recognized in the profit or loss statement. For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders' equity.

4) Transfer of financial asset

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor gave up the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Financial assets and financial liabilities (continued)

(1) Financial assets (continued)

4) Transfer of financial asset (continued)

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

If the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

(2) Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities 'at fair value through profit or loss' (FVTPL) or 'other financial liabilities'.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Financial assets and financial liabilities (continued)

(3) *Method of fair values recognition of financial assets and financial liabilities*

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities. If the economic conditions changed significantly after the latest transaction, the fair value of such financial assets or financial liabilities should be determined by adjusting the quoted price of the latest transaction through preferring to the current price or interest of the similar financial assets or financial liabilities. If the Group has sufficient evidence to prove that the quoted price of the latest transaction did not based on fair value, the fair value of such financial assets or financial liabilities should be determined through appropriate adjustment on the quoted price of the latest transaction.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiary Yancoal Australia Limited and the belonging subsidiaries (the "Australian subsidiaries") are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

11. Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can't be recovered or be of a slim chance.

265

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Accounting method for bad debt provisions of the receivables (continued)

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1) The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB 20 million individual amount shall be classified into the significant receivables;
The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2) Accruing the bad debt provision according to the portfolio

The basis of portfolio	
Aging	Use the aging of the receivables as the credit risk characteristics to classify the portfolio
Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method	
Aging	Accrue the bad debt provision by aging analysis method
Risk-free	Not accrue the bad debt provision

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Accounting method for bad debt provisions of the receivables (continued)

(2) Accruing the bad debt provision according to the portfolio (continued)

The percentage of bad debt provision is as followings according to aging:

Aging	Accrual percentage of the receivables	Accrual percentage of other receivables
within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3) The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.
Accrual method	The bad debt provisions shall be accrued based on the amount by which current value of future cash flow is lower than the carrying amount.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Inventories

(1) the classification of inventories: The inventories include the raw materials, coal stock, methanol, real estate stock, real estate development cost, and low value consumables etc.

(2) the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories. Real estate development cost includes the actual cost of land, building, facilities, out sourced construction, and public facilities. Developing real estate is recognized as real estate stock at actual cost when completion acceptance is available.

(3) The end-of-period inventories are measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than the cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for impairment of inventories on a separate inventory item.

(4) Net realizable value of inventories directly for sale, such as coal, methanol, real estate, and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred.

13. Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliably measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-term equity investments (continued)

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner's equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment merged (acquired) is the aggregate of the fair value, at the merging (acquisition) date, of the merger (acquire)'s identifiable assets, liabilities and contingent liabilities acquired.

Besides the above long-term equity investment acquired through business combination, long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by issuance of equity securities, the initial investment cost shall be the fair value of the securities issued. For a long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries' investment, while the equity method is used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debit balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-term equity investments (continued)

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in an active market the long-term equity investment, which has no offer and the fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into equity method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment income of the period; under equity method, the long-term equity investments, which is recognized as shareholder's equity of the investor arising on the change of investee's shareholder equity (other than net loss and profit), is included in investment income of the period according to the relevant proportion.

14. Fixed assets

(1) Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2) Category of fixed assets: Buildings, coal mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, and land etc.

(3) Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4) Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be capitalized provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Fixed assets (continued)

(5) Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method.. The Group's estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using straight-line method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)
1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period.

(6) The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7) Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Construction in progress

(1) The pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2) Standard and time of transfer from the construction in progress to the fixed assets: the construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

16. Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as expenses for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent the fixed assets, investment properties, inventories, etc., which shall take a long time (generally over one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, the land use rights, patents and know-hows etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

(1) *Mining rights.*

Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia.

(2) *Unproved mining interests.*

Unproved mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

(3) *Land use rights.*

The land use rights are evenly amortized over the transferred term since the rights are obtained.

(4) *Patented technologies, non-patented technologies and other intangible assets.*

The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under the shortest among expected useful life, beneficial life agreed by contracts, and legally required useful life in composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized and are tested for impairment at the end of each period.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only capitalized or temporarily capitalized where the mining rights for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing of capitalization forward costs in relation to that area of interest. Accumulated expenditure in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as "unproved mineral interests").

According to the assets character, capitalized exploration and evaluation expenditure considered to be fixed assets (Note II.14), construction in progress (Note II. 15) or intangible assets (Note II.17).

19. Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Impairment of non-financial assets (continued)

The signs of impairment are as follows:

(1) The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2) The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3) The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4) There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5) the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6) the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7) Other signs to indicate that assets value have already been impaired.

20. Goodwill

Goodwill is the difference between equity investment cost or consideration and fair value of net identifiable assets of investees or acquires on acquisition date or purchase date.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

21. Long-term deferred expenses

The Group's long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees which is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied: the Group has a formal plan for the termination of employment or has made an offer to employees or voluntary redundancy, which will be implemented shortly; the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

23. Provision

(1) The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1) The obligation is a present obligation of the Company;

2) It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3) The amount of the obligation can be measured reliably.

(2) The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Overburden in advance

Overburden in advance of open cut coal mine comprises the accumulation of expenditures incurred to enable access to the coal seams, and includes direct removal costs and machinery and plant running costs. The overburden in advance which can improve future mining capacity and meet special standards will be recognized as current assets (striping assets). The rest of overburden in advance will be accounted to the current operating cost and be transferred to inventory.

The overburden in advance which can improve future mining capacity and be recognized as current assets must meet all the following conditions:

(1) Associated economic benefits are likely to flow into the enterprise.

(2) Enterprise can identify ore body constituent parts of which future mining capacity have been improved.

(3) Overburden in advance for the constituent part of ore body can be reliably measured.

Striping assets should be recognized as the part of its related mineral assets.

Striping assets are classified into tangible assets and intangible assets based on the nature present assets comprised by the related stripping assets. If striping assets and inventory can not be independently identified, overburden in advance should be distributed in striping assets and inventory according to corresponding production standards.

Striping assets will be depreciated in the remained service life of related identified ore body parts.

25. Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. Special reserves

(1) Maintenance fees

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines. Accrual standard for various companies is as the following:

Company Name	Standard
The Company and its subsidiaries in Shandong and Shanxi	RMB 6/Ton
Subsidiaries of the Company in Inner Mongolia	RMB 6.5/Ton

(2) Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expensed and for purchase of coal production equipment and safety expense of coal mining structure. Accrual standard for various companies is as the following:

Company name	Accounting period	Standard
The Company and its subsidiaries in Shandong	Before 1 Feb 2012	RMB8/Ton
	After 1 Feb 2012	RMB15/Ton
Subsidiaries of the Company in Inner Mongolia	Before 1 Feb 2012	RMB10/Ton
	After 1 Feb 2012	RMB15/Ton
Subsidiaries of the Company in Shanxi	Before 1 Sep 2011	RMB15/Ton
	After 1 Sep 2011	RMB50/Ton

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of:

4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. Special reserves (continued)

(2) *Production safety expenses (continued)*

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholders' equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in "construction in progress", and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(3) *Shanxi coal mines switching to other business development fund*

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

According to Notice on the issuance of the province to further promote the development of coal economy sustainable growth measures (Jinzhengfa [2013] 26), from August 1 2013 to December 31 2013, Coal Mine Switching to Other Business Development Fund was suspended.

(4) *Shanxi environment management guarantee deposit*

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People's Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of "owned enterprises, used only for special purpose, saved in special account and supervised by government".

According to the "Printing notice of leading to further promotion of the development of the province's coal economy to achieve sustainable growth mode measures" (Jinzhengfa [2013] No.26), from August 1st, 2013 to December 31st, 2013, the Environment Rehabilitation Management Guarantee Deposit was suspended.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27. The Principles of Revenue recognition

(1) Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

1) Revenue from sales of goods

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

2) Revenue from rendering of services

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3) Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

(2) Policies

1) The Company has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other sales revenue. The Company neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2) Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27. The Principles of Revenue recognition (continued)

(2) Policies (continued)

3) The Group recognizes revenue from the sales of products in development when: 1. Development is completed and qualified for acceptance; 2. Legal force is binded by sales contract signed; primary risk on ownership and compensation of the product are transferred to buyers; 3. The Group maintains no management or control on the products that are already sold.

4) Revenue of railway and air transportation and other services are recognized when the services are completed.

5) Interest revenue is measured by the period of cash borrowings and the actual interest rates.

28. Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and allocated in the income statement over the assets' useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

29. Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

29. Deferred income tax assets and liabilities (continued)

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

30. Leases

The Company classifies the leases into financing lease and operating lease on the lease beginning date.

Financing lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

31. Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder's equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

32. Mineral Resources Rent Tax

Mineral Resources Rent Tax (MRRT) is levied by Australian government for all Australian mineral enterprises on the base of net mining profit after deductible items, therefore the recognition, measurement and disclosure of relevant expenses, deferred assets and liabilities of MRRT are consistent with income tax, refer to Note II. 29 and II. 31 for details.

33. Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group's internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1) Engage in business activities from which it may earn revenues and incur expenses;

(2) Whose operating results are regularly reviewed by the Group's management to make decisions about resource to be allocated to the segment and assess its performance; and

(3) For which financial information regarding financial position, results of operations and cash flows are available.

34. Operation Method of Hedges Business

The Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks and fluctuation in interest rate.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract for prospective evaluations on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets once the expected transactions occur.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

34. Operation Method of Hedges Business (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction occurs. In the event that expected transactions will not occur, then, accumulated gain or loss in shareholder's equity will be transferred to the current profit and loss.

35. Common control operation

There is joint control operation in the Company's subsidiaries in Australia. Joint control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly execute coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The subsidiaries in Australia are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to joint control operation in light of contracts or agreements.

36. Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

36. Significant accounting policies and accounting estimates (continued)

(1) *Depreciation and amortization*

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2) *Land subsidence, restoration, rehabilitation and environmental obligations*

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

36. Significant accounting policies and accounting estimates (continued)

(3) Impairment of non-financial long-term assets

As described in Note 2 (19), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4) Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management's expectations for the market development.

(5) Tax

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities. If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded then the differences will impact the tax balance in the period that the above ultimate assertion being made.

If the management expects probable future taxable profit, and it can be utilized as deductable temporary differences or tax losses, then deferred tax assets will be recognized based on these deductible temporary differences or tax losses. When the expected amount is different from the original estimation, the difference will affect the recognition of deferred tax assets in the period in which the estimation changes. If the management expects to not be able to eliminate future taxable income, deferred tax assets are not recognized on temporary differences and tax losses.

From 1 July 2012, Australian government started the MRRT collection from the mining companies in Australia. Judgment is required for the Group's Australian subsidiaries to assess whether deferred tax assets and deferred tax liabilities arising from MRRT are recognized on the balance sheet. Deferred tax assets are recognized only when it is considered probable that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on managements estimates of future cash flows. These in turn depend on estimates of future sales volumes, operating costs, capital expenditure and government royalty payable.

III. CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS

1. Changes in accounting policies

The open cut coal mine overburden removal cost (stripping cost) of the Group was recognized as striping assets as occurred and accounted into profit and loss in subsequent period based on tonnage of run of mine (ROM) mined according to the previous accounting policy. This is calculated by: ROM tones * weighted average cost per BCM * average strip ratio (the average strip ratio is ratio of overburden in cubic meter required to be mined in order to extract ROM in tones). Strip ratio of the Company's each Australia subsidiaries is mostly determined by the JORC standard reserve of each mine site.

According to International Financial Reporting Interpretations Committee—No.20 stripping costs in the production phase of a surface mine (IFRIC 20), the Group has changed accounting policy in relation to stripping cost to: for stripping activity which can improve future access to ore body will be as non-current assets (stripping assets) if certain criteria are met. The stripping assets will be depreciated over beneficial period, the rest of stripping cost will account into operating cost and transfer to inventory. There was no standard neither policy regarding to this issue before IFRIC 20.

IFRIC 20 is in effect from financial year beginning on or after January 1, 2013. IFRIC 20 requires that at the implementation date, company should reevaluate previously recognized stripping assets in balance sheet. Adjustment of stripping assets independent of identified ore body should be made into beginning of retained earnings of the earliest reporting period. Since "Accounting Standards for Business Enterprises" doesn't present any specific requirement for stripping cost, thus, as reviewed and approved by the 16th Meeting of the 5th Board on 19 August 2013, the Group will adopt IFRIC 20 and related accounting treatments and the effective date is 1 January 2013. The comparative financial statements for the year 2013 have restated.

Retrospective adjustment method was applied to the changes in accounting policy and the impact on each period financial statement is as follow:

(1) Impact on equity interests at the beginning of 2012 is RMB-183,009 thousand. The accumulated effect on equity interests attributable to shareholders of the parent company is RMB-183,009 thousand among which the retained earning decreased by RMB183, 009 thousand;

(2) For 2012, the effected amount is to decrease net profit by RMB 188,060 thousand; among which the net profit for the shareholders of the parent company decreased by RMB153,400 thousand;

(3) For the equity interests at the beginning of 2013 the effected amount is RMB-371,069 thousand. The effected amount of equity interests for shareholders of the parent company is RMB-296,322 thousand; among which retained earning is decreased by RMB336,409 thousand, capital reserve is increased by RMB40,087 thousand and minority shareholders equity interests is decreased by RMB74,747 thousand.

III. CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS (continued)

2. Changes in accounting estimates

During the reporting period, the Group made no changes in accounting estimates.

3. Prior accounting errors amendments and impact

During the reporting period, the Group made no amendments of significant accounting errors.

IV. TAXES

i. The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

1. Income tax

Except Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd, income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

According to notice of approval to preferential taxation for western development issued by Ejin Horo local tax bureau, Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd meet the requirements of western development preferential policies, of which income tax is calculated at 15% in 2013.

2. Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 "PRC Value Added Tax Temporary Statute" (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

According to the approval of Jining City National Tax Bureau "Ji Guo Shui Liu Pi Zi" (2012) Document No.1, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

IV. TAXES (continued)

3. Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

4. City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the "Reply Letter to Yanzhou Coal Mining Co., Ltd." issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

5. Resource tax

Pursuant to the "Notice of the adjustment of resource tax amount of Shandong province" (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Pursuant to the "Notice of the adjustment of resource tax amount of Shanxi province" (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Pursuant to the "Notice of the adjustment of resource tax amount of the Inner Mongolia Autonomous Region" (Caishui [2005] No.172), which was issued by the State Administration of Taxation, resource tax of Inner Mongolia Autonomous Region is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6. Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

IV. TAXES (continued)

ii. Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate
Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Mineral Resource Rent Tax (note 2)	Taxable profit	22.5%

Note 1: Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to "Yancoal Australia" and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Note 2: Mineral Resource Rent Tax (MRRT) is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation. The tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%.

iii. Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Taxation basis	Rate
Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries)

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Equity holding	Voting right holding
I. Subsidiaries acquired under common control						
Secondary subsidiaries						
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600 million	Thermoelectricity investment, coal technology service	RMB508.21 million	100.00%	100.00%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288.59 million	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766.25 million	95.14%	95.14%
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	RMB2.4 million	Gangue selecting and processing, cargo transportation	RMB2.4 million	100.00%	100.00%
II. Subsidiaries acquired not under common control						
Secondary subsidiaries						
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5.5 million	Freight transportation and coal sales	RMB10.57 million	92.00%	92.00%
Inner Mongolia Haosheng Coal Mining Company Limited	Ordos	RMB800 million	Sales of coal mining machinery and equipment and accessories	RMB7.361 billion	74.82%	74.82%
Third-tier subsidiaries						
Gloucester Coal Ltd.	Australia	AUD719.72 million	Development and operating of coal and relevant resources	AUD550.45 million	100.00%	100.00%
Fourth-tier subsidiaries						
Yancoal Resources Ltd	Australia	AUD446.41 million	Exploring and extracting coal resources	AUD3.35418 billion	100.00%	100.00%
Syntech Holdings Pty Ltd	Australia	AUD223.47 million	Holding company and mining management	AUD186.17 million	100.00%	100.00%
Syntech Holdings II Pty Ltd	Australia	AUD6.32 million	Holding company	AUD22.31 million	100.00%	100.00%
Premier Coal Limited	Australia	AUD8.78 million	Coal mining and sales	AUD312.73 million	100.00%	100.00%
III. Subsidiaries established by investment						
Secondary subsidiaries						
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2.1 million	Trade and storage in free trade zone	RMB2.71 million	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1.4 billion	Production and sales of methanol and acetic acid	RMB1.4 billion	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3 billion	Coal mining and sales	RMB2.92434 billion	98.33%	98.33%
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3.1 billion	Production and sales of methanol (600,000 tons)	RMB3.1 billion	100.00%	100.00%
Yancoal Australia Limited	Australia	AUD656.7 million	Investment and shareholding	RMB2.46869 billion	78.00%	78.00%
Yancoal International (Holding) Co., Ltd.	Hong Kong	USD2.8 million	Investment and shareholding	RMB17.92 million	100.00%	100.00%
Shandong Coal Trading Centre Co., Ltd.	Zoucheng, Shandong	RMB100 million	Coal spot trade service and management; sales of real estate	RMB51 million	51.00%	51.00%
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Rizhao, Shandong	RMB300 million	Wholesales of coal	RMB153 million	51.00%	51.00%
Third-tier subsidiaries						
Austar Coal Mine Pty Limited.	Australia	AUD 64 million	Coal mining and sales	AUD403.28 million	100.00%	100.00%

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

Name of subsidiaries	Consolidated statements (yes/no)	Minority interest at December 31, 2013	Account for reducing profit and loss to the minority Shareholders in minority interest at December 31, 2013
I. Subsidiaries acquired under common control			
Secondary subsidiaries			
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Yes	13,625	3,361
Shandong Hua Ju Energy Co., Ltd	Yes	50,605	-
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Yes	-	-
II. Subsidiaries acquired not under common control			
Secondary subsidiaries			
Shandong Yanmei Shipping Co., Ltd.	Yes	1,097	-
Inner Mongolia Haosheng Coal Mining Company Limited	Yes	2,473,275	4,002
Third-tier subsidiaries			
Gloucester Coal Ltd.	Yes	-	-
Fourth-tier subsidiaries			
Yancoal Resources Limited	Yes	-	-
Syntech Holdings Pty Ltd	Yes	-	-
Syntech Holdings II Pty Ltd	Yes	-	-
Premier Coal Limited	Yes	-	-
III. Subsidiaries established by investment			
Secondary subsidiaries			
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Yes	3,501	-
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yes	-	-
Yanmei Heze Neng Hua Co., Ltd	Yes	53,578	-
Yanzhou Coal Ordos Neng Hua Co., Ltd	Yes	-	-
Yancoal Australia Limited	Yes	780,381	1,478,632
Yancoal International (Holding) Co., Ltd.	Yes	-	-
Shandong Coal Trading Centre Co., Ltd.	Yes	47,309	1,691
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Yes	153,190	
Third-tier subsidiaries			
Austar Coal Mine Pty Limited.	Yes	-	-

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

1. *Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd*

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to "Shanxi Neng Hua") was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of Subsidiaries	Place of registration	Registered capital	Business Scope	Equity held by the Company %
Shanxi Heshun Tianchi Energy Co., Ltd	Shanxi Heshun	RMB90 million	Raw coal mining, production and sales	81.31
Shanxi Tianhao Chemicals Co., Ltd	Shanxi Xiaoyi	RMB150 million	Methanol, chemical production, coke production and development	99.89

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

2. *Shandong Hua Ju Energy Co., Ltd*

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five shareholders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Ltd. and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other shareholders invested monetary capital following the above ratio, and total number of shares was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 million shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; legal person representative is Hao Jingwu. Hua Ju Energy is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

3. *Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.*

Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd. (as referred to "Beisheng Industry and Trade") was established by Yankuang Group Beisu Coal Mine (as referred to "Beisu Coal Mine") with the registered capital of RMB2.404 million. In May 2012, the Company acquired the whole assets and liabilities of Beisu Coal Mine and Yankuang Group Yangcun Coal Mine (as referred to "Yangcun Coal Mine"). The whole assets and liabilities of Beisu Coal Mine were incorporated into the Company after the acquisition, accordingly, Beisheng Industry and Trade became a subsidiary of the Company. The business licence code is 370883018000107 and the legal representative is Mr. Zhang Chuanwu. The company is mainly engaged in gangue selecting and processing, cargo transportation and plastic making.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

4. *Shandong Yanmei Shipping Co., Ltd.*

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to "Yanmei Shipping") was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 million. The company name was changed into after "Yanmei Shipping" spent RMB10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. In 2010, Shandong Chuangye Investment and Development Co., Ltd. transferred its equity interest in Yanmei Shipping to Shandong Borui Investment Company. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and lower reaches of Yangtze River.

5. *Inner Mongolia Haosheng Coal Mining Company Limited*

Inner Mongolia Haosheng Coal Mining Company Limited (as referred to "Haosheng Company") was established in March 2010 by three shareholders, i.e. Shanghai Huayi (Group) Company, Ordos Jiutaimanlai Coal Mining Company, Ordos Jinchengtai Chemical Company, with registered capital of RMB150 million. Haosheng Company is responsible for the operation of Shilawusu coal mine.

By series of acquiring and share capital increasing, in January 2013, the Group holds the equity of 74.82% and Haosheng Company became the Group's subsidiary with registed capital of RMB 500 million. In April 2013, on the shareholders' meeting, a registered capital increasing of RMB 300 million was approved. In December 2013, Inner Mongolia Zhonglei Accounting Firm provided a capital verification report 'Nei Zhonglei Yan Zi (2013)' with document No. 86 to verify the registered capital increasing. The share capital of Haosheng Company increased to RMB800 million. The corporation business license code is 150000000009736 and the legal representative is Mr. Yin Mingde. The company is mainly engaged in sales of coal mining machinery and equipment and accessories.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

6. *Gloucester Coal Ltd*

Gloucester Coal Ltd (as referred to "Gloucester"), a company with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to "ASX") in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the Merger Deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended. On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX instead of Gloucester.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

6. *Gloucester Coal Ltd (continued)*

(1) *As at 31 December 2013, the controlled subsidiaries of Gloucester include:*

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding Proportion (%)
Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	-	Dormant	100

(2) *Joint venture of Gloucester*

Name	Place	Main business	Control Ratio (%)
Middlemount Coal Pty Ltd	Australia	Coal mining and sales	50

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

7. *Yancoal Resources Limited*

Yancoal Resources Limited (previously known as "Felix Resource Limited", "Yancoal Resources"), a limited liability company established at January 1970 in Brisbane, Queensland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number is 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1) As at the end of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Yancoal Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2) Joint venture company that Yancoal Resources holds more than 50% shares but is not included in consolidation:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

7. *Yancoal Resources Limited (continued)*

(3) Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)
Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

8. *Syntech Holdings Pty Ltd*

Syntech Holdings Pty Ltd (as referred to "Syntech") was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine's first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech is AUD223.47 million and its ACN is 123782445. The company mainly engages in shareholding and mining management.

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

9. *Syntech Holdings II Pty Ltd*

Syntech Holdings II Pty Ltd (as referred to "Syntech II") was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech II and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech II is AUD6.32 million and its ACN is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiary owned by Syntech II is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

10. *Premier Coal Limited*

Premier Coal Limited (as referred to "Premier Coal") was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. The registered capital of Premier Coal is AUD8.78 million and its ACN is 008672599. The company mainly engages in exploration, production and processing of coal.

11. *Qingdao Free Trade Zone Zhongyan Trade Co., Ltd*

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to "Zhongyan Trade'), established in the end of 1997 with the registered capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to "Huamei Industrial Trade"), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as "Zhongmei Company"). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

12. *Yanzhou Coal Mining Yulin Neng Hua Co., Ltd*

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to "Yulin Neng Hua") was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. He Ye. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

13. *Yanmei Heze Neng Hua Co., Ltd*

Yanmei Heze Neng Hua Co., Ltd (as referred to "Heze Neng Hua") was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to "design institute") and Shandong Provincial Bureau for Coal Geology in October 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. In May 2010, the Company unilaterally increased the registered capital of RMB 1.5 billion and the registered capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

14. *Yanzhou Coal Ordos Neng Hua Company Limited*

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registered capital of RMB500 million as a wholly owned subsidiary of the Company. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion.The corporation business license code is 152700000024075, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

14. Yanzhou Coal Ordos Neng Hua Company Limited (continued)

As at the end of the reporting period, subsidiaries are as follows:

Name of subsidiaries	Place of registration	Registered capital	Business scope	Equity held by the company(%)
Inner Mongolia Yize Mining Investment Company Limited	Inner Mongolia	RMB136.26 million	Mining and chemical engineering investment; Public engineering, utilities, waste water solution	100
Inner Mongolia Rongxin Chemicals Company Limited	Inner Mongolia	RMB3 million	Methanol from coal production and sales	100
Inner Mongolia Daxin Industrial Gas Company Limited	Inner Mongolia	RMB4.11 million	Supply of industrial gas	100
Inner Mongolia Xintai Coal Mining Company Limited	Inner Mongolia	RMB5 million	Coal mining and sales	100
Ordos Zhuanlongwan Coal Mining Company Limited	Inner Mongolia	RMB50 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100
Ordos Yingpanhao Coal Mining Company Limited	Inner Mongolia	RMB300 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100

15. Yancoal Australia Limited

Yancoal Australia Limited (as referred to "Yancoal Australia"), a wholly-owned subsidiary of the Company, was established in Nov. 2004 with the actual registered capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June, 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. Yancoal Australia was listed at Australian stock markey instead of Gloucester on June 28th, 2012. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

15. *Yancoal Australia Limited (continued)*

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Gloucester Coal Ltd.	Australia	719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Ltd.	Australia	64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	446,410,000	Coal mining and enploring	100

16. *Yancoal International (Holding) Co., Ltd.*

Yancoal International (Holding) Co., Ltd. (as referred to "Hong Kong Company"), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with registered capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly takes responsibility of investment, mine technology development, transference and consulting services, international trade, etc.

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital	Business scope	Shares proportion (%)
Yancoal International Technology Development Co., Ltd.	Hong Kong	USD1 million	Development of mining technology, transit and consulting services	100
Yancoal International Trading Co., Ltd.	Hong Kong	USD1 million	Transit trade of coal	100
Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	Exploration and development of mineral resources	100
Yancoal Luxembourg Energy Holding Co., Ltd.	Luxemburg	USD500,000	Investment	100
Yancoal Canada Resources Holding Co., Ltd.	Canada	USD290 million	Mineral resources development and sales	100
Athena (Holding) Ltd	Australia	AUD2	Shareholding company	100
Tonford (Holding) Ltd	Australia	AUD2	Shareholding company	100
Wilpeena (Holding) Ltd	Australia	AUD3.46 million	Shareholding company	100
Premier (Holding) Ltd	Australia	AUD8.78 million	Shareholding company	100
Yancoal Energy Pty Ltd.	Australia	AUD202.98 million	Shareholding company	100

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i. Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

17. Shandong Coal Trading Centre Co., Ltd.

Shandong Coal Trading Centre Co., Ltd (as referred to "Coal Trading Centre") was established jointly by the Company, Jining Sources of Energy Development Group Co., Ltd. and Jining Delin Commerce and Trade Co., Ltd in August 2012 with registered capital of RMB100 million, of which, RMB51 million in cash by the Company with equity interests of 51%. The business licence code of Coal Trading Centre is 370000000004294, and the legal representative is Mr. Hou Qingdong. The company is mainly engaged in coal spot trade service and management; coal information consultation etc.

18. Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.

Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (as referred to "Coal Storage and Blending Company") was established jointly the Company, Rizhao Port Co., Ltd. and Shandong Shipping Co., Ltd. in January 2013 with registered capital of RMB300 million, of which, RMB153 million by the Company in cash with equity interests of 51%. The business licence code of Coal Storage and Blending Company is 370000000004632 and organization code is 06044704-X and the legal representative is Mr. Liu Chun. The company is mainly engaged in coal wholesale dealing (valid until 31 May 2015), other commodity business, etc.

19. Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to "Austar Company"), a wholly owned subsidiary of Yancoal Australia, was established in December 2004 with the actual registered capital of AUD64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii. The changes of consolidation scope for the period

1. *Companies newly included in the consolidation for the period*

Companies	Reason for consolidation	Shareholding proportion (%)	Net assets at the end of the reporting period (RMB 10,000)	Net profits at the reporting period (RMB 10,000)
Inner Mongolia Haosheng Coal Mining Co., Ltd.	Equity acquisition	74.82	75,512	-1,590
Shandong Yanmei Rizhao . Port Coal Storage and Blending Co., Ltd	Newly established subsidiary	51	31,263	1,263

Note: On behalf of Haosheng company, the Company made shares transfer payment of RMB1,025.52 million to the transferee in January 2013. As at 14 January 2013, the accumulated shares transfer payment made by the Company has reached 54% of the total transfer amount. At the same time, the related approval procedures and changes of business registration have been accomplished. Since 1 January 2013, Inner Mongolia Haosheng Coal Mining Company Limited has been incorporated into the Company.

iii. Combination in the reporting period

1. *Subsidiaries acquired in business combination not under common control*

Name of subsidiaries	Place of Registration	Registered capital	Investment capital	Shareholding proportion (%)	Business scope
Inner Mongolia Haosheng Coal Mining Co., Ltd.	Ordos	RMB800 million	RMB7.361 billion	74.82	Coal mine engineering equipment and accessories sales

(1) The information related to the acquisition of Haosheng Company is described in Note "V, i, 5". The date of the acquisition of Haosheng Company by the Group is 1 January 2013; related financial information of this acquisition is based on the information dated 1 January 2013.

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii. Combination in the reporting period (continued)

1. *Subsidiaries acquired in business combination under common control (continued)*

(2) The identifiable assets and liabilities at the acquisition date:

RMB'000

Items	1 January 2013 Carrying amount	Fair value
Bank balance and cash	223,427	223,427
Prepayment	2,000	2,000
Fixed assets	1,923	1,923
Construction in progress	300,282	12,389,964
Tax payable	-2,539	-2,539
Other payable	59,159	59,159
Deferred tax liability	–	3,022,421
Net assets	471,012	9,538,273
Net assets attributable to the Shareholders of the Company	352,411	7,136,536

Note: Fair value of the identifiable assets, liabilities at the date of the acquisition of Haosheng company is determined on the basis of the evaluation report issued by Qingdao Hengyuande Mining Rights Appraisal and Consultation Company Limited (Qingdao Hengyuandekuangzizi [2013] No. 01).

V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii. Combination in the reporting period (continued)

1. *Subsidiaries acquired in business combination under common control (continued)*

(3) The total acquisition consideration is RMB7,136.54 million, which is the same as the fair value of the identifiable assets of Haosheng company.

(4) The operation conditions of the acquirees after acquisition date (Unit: RMB'000)

Items	1 January 2013- 31 December 2013
Operating revenue	–
Net profit	-15,896
Net cash flow generated from operating activities	-13,299
Net cash flow	119,488

iv. Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries' financial statements

Items	Foreign currency	Translation exchange rates
Assets and liabilities	AUD	spot exchange rate on balance sheet date 5.4301
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 5.9832
The equity	AUD	spot exchange rate on arising, except for retained earnings
Assets and liabilities	HKD	spot exchange rate on balance sheet date 0.7862
The income statement and cash flow statement	HKD	approximate spot exchange rate on transaction date, average of the year 0.7985
The equity	HKD	spot exchange rate on arising, except for undistributed profits

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

The date disclosed below in this financial statement, except for the special note, "the beginning of the reporting period" refers to 1 January 2013, "the end of the reporting period" refers to 31 December 2013, "the reporting period" refers to the period from 1 January 2013 to 31 December 2013, "the same period of last year" refers to the period from January 1, 2012 to 31 December, 2012.

1. Cash and cash at bank

	At December 31, 2013			At January 1, 2013		
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand						
Including: RMB	413	1.0000	413	8,433	1.0000	8,433
USD	27	6.0969	165	27	6.2855	170
AUD	10	5.4301	54	13	6.5363	85
Subtotal			632			8,688
Cash in bank						
Including: RMB	9,214,502	1.0000	9,214,502	11,573,843	1.0000	11,573,843
USD	560,038	6.0969	3,414,496	257,691	6.2855	1,619,717
AUD	482,564	5.4301	2,620,371	416,490	6.5363	2,722,304
CAD	2,736	5.7259	15,666	153	6.3184	967
HKD	39	0.7862	31	72	0.8108	58
EUR	12	8.4189	101	17	8.3176	141
GBP	1	10.0556	10	1	10.1611	10
Subtotal			15,265,177			15,917,040
Other monetary assets						
Including: RMB	104,441	1.0000	104,441	101,374	1.0000	101,374
USD	–	–	–	138	6.2855	867
AUD	25,791	5.4301	140,048	10,164	6.5363	66,435
Subtotal			244,489			168,676
Total			15,510,298			16,094,404

(1) As at the end of the reporting period, the Group held RMB1,459.69 million of time deposits; RMB2,813.69 million of guarantee contract with priority to transfer money; RMB20.16 million of environmental guarantee deposits; RMB251.09 million of other guarantee deposits; totalling RMB4,544.63 million.

(2) At the end of the reporting period, overseas cash of the Group is RMB4,255.69 million, owned by the overseas subsidiaries of the Company.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2. Notes receivable

(1) *Notes receivable by category*

Notes category	At December 31, 2013	January 1, At 2013
Bank acceptance bills	7,558,118	6,432,200
Commercial acceptance bills	–	101,000
Total	7,558,118	6,533,200

(2) *Notes endorsed to other parties by the end of the period but still be immature (top five)*

Items	Drawer	Drawing date	Expiry date	Amount(RMB)
Bank acceptance bills	Wuxi Zhongmai Trade Co., Ltd	30 July 2013	30 January 2014	25,000
Bank acceptance bills	Wuxi Zhongmai Trade Co., Ltd	30 July 2013	30 January 2014	25,000
Bank acceptance bills	Xiamen Xinda Co., Ltd	20 August 2013	20 February 2014	18,000
Bank acceptance bills	Rizhao Port Group Logistic Co., Ltd	15 August 2013	15 February 2014	17,220
Bank acceptance bills	Rizhao Port Group Logistic Co., Ltd	15 August 2013	15 February 2014	17,220
Total				102,440

(3) As at the end of the reporting period, there was no discounted immature notes receivable of the Group.

3. Accounts receivable

(1) *Accounts receivable by category*

	At 31 December 2013				At 1 January 2013			
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision	
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%
Accounts receivables accrued bad debt provision as per portfolio	-	-	–	-	–	-	–	-
Accounting aging portfolio	168,918	11	8,289	100	24,249	3	2,533	100
Risk-free portfolio	1,300,758	89	–	-	904,687	97	–	-
The subtotal of portfolio	1,469,676	100	8,289	100	928,936	100	2,533	100
Total	1,469,676	100	8,289	100	928,936	100	2,533	100

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3. Accounts receivable (continued)

(1) Accounts receivable by category (continued)

1) There was no individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2) Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

Items	At December 31, 2013 Amount RMB	%	Bad debt provision	At January 1, 2013 Amount RMB	%	Bad debt provision
Within 1 year	**167,322**	**4**	**6,693**	22,548	4	902
1 to 2 years	**–**	**30**	**–**	100	30	30
2 to 3 years	**–**	**50**	**–**	–	50	–
Over 3 years	**1,596**	**100**	**1,596**	1,601	100	1,601
Total	**168,918**	**–**	**8,289**	24,249	–	2,533

3) Account receivables in the portfolio accrued the bad debt provision in other method

Items	Carrying amount	Bad debt provision amount
Risk-free portfolio	1,300,758	–
Total	1,300,758	–

Note: As at the end of the period, accounts receivable in risk-free portfolio included RMB975.45 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB297.80 million of L/C issued by the bank.

(2) There is no accounts receivable to write off during the reporting period.

(3) Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period; accounts receivables arising on related parties was RMB126.62 million. See Note "VII, iii, 2".

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3. Accounts receivable (continued)

(4) *The top five accounts receivables*

Items	Relationship with the Company	Amounts	age	Proportion of total accounts receivables (%)
Huadian Power International Corporation	Third party	151,266	Within 1 year	10
Noble Group	Other related party	77,823	Within 1 year	5
Linyi Mengfei Commerce Co., Ltd.	Third party	76,100	Within 1 year	5
Nippon Steel&Sumik	Third party	73,369	Within 1 year	5
VITOL Asia Pte Ltd	Third party	60,007	Within 1 year	4
Total		438,565		29

(5) *Balance of accounts receivables denominated in foreign currency*

Foreign currency	At December 31, 2013 Original currency	Exchange rate	RMB equivalent	At January 1, 2013 Original currency	Exchange rate	RMB equivalent
USD	121,137	6.0969	738,560	73,259	6.2855	460,469
Total			738,560			460,469

(6) There were no accounts receivables to derecognize for the period.

4. Prepayments

(1) *The aging analysis of prepayments*

Items	At December 31, 2013 RMB	%	At January 1, 2013 RMB	%
Within 1 year	1,148,338	99	465,077	67
1 to 2 years	16,972	1	177,903	26
2 to 3 years	11	–	48,767	7
Over 3 years	10	–	296	–
Total	1,165,331	100	692,043	100

Note: Prepayments with aging over 1 year are prepayment for equipment. As the equipment is not yet arrived and still under execution, the Group has not made the settlement.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4. Prepayments

(2) Main companies of prepayments

Company Name	Relationship with the Company	Amounts	Age	Reasons
Jiangsu Tianyu Energy Co., Ltd.	Third party	130,150	Within 1 year	Goods to arrival, under executing
Shandong Qilu Mining Co., Ltd.	Third party	126,939	Within 1 year	Goods to arrival, under executing
The Goodyear Tire&Rubber Company	Third party	104,501	1 to 2 years	Goods to arrival, under executing
Yangmei Huaxin (Shandong) International Trading Co., Ltd	Third party	93,000	Within 1 year	Goods to arrival, under executing
Jining Gaoxin Construction Investment Co., Ltd.	Third party	60,000	Within 1 year	Goods to arrival, under executing
Total		514,590		

(3) Prepayments due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included by the end of the period; accounts receivables arising on related parties was RMB31.65 million, accounting for 3% of the total accounts receivables. See Note "VII, iii, 4".

(4) Balance of prepayments denominated in foreign currency

	At December 31, 2013			At January 1, 2013		
Items	original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	907	6.0969	5,530	817	6.2855	5,135
Total			5,530			5,135

-312

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5. Other receivables

(1) *Other receivables by category*

Items	At December 31, 2013				At January 1, 2013			
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision	
	RMB	%	RMB	%	RMB	%	RMB	%
Accounts receivables accrued bad debt provision as per portfolio	–	–	–	–	–	–	–	–
Accounting aging portfolio	28,784	5	17,818	100	95,356	3	24,918	100
Risk-free portfolio	587,874	95	–	–	3,525,024	97	–	–
The subtotal of portfolio	616,658	100	17,818	100	3,620,380	100	24,918	100
Total	616,658	100	17,818	100	3,620,380	100	24,918	100

1) There was no individually significant amount of other receivables that accrued the bad debt provision separately for the reporting period.

2) Other receivables in the portfolio that accrued the bad debt provisions as per accounting aging analysis method

Items	At December 31, 2013			At January 1, 2013		
	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision
Within 1 year	10,912	4	436	73,315	4	2,933
1 to 2 year	700	30	210	71	30	21
2 to 3 years	–	50	–	13	50	7
Over3 years	17,172	100	17,172	21,957	100	21,957
Total	28,784	–	17,818	95,356	–	24,918

3) Other receivables in the portfolio accruing the bad debt provision in other method

Items	Carrying amount	Bad debt amount
Risk-free portfolio	587,874	–
Total	587,874	–

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5. Other receivables (continued)

(2) *Reversal (recovery) of bad debt provision during the reporting period*

Name	Book balance of other receivable	Accrued bad debt provision amount before reversal or recovery	Reversal (recovery) amount for 2013	Basis for the recognization of previous bad debt provision	Reasons for reversal (recovery) for 2013
Former shareholder of Xin Tai Company	94,539	2,370	1,888	Accrued bad debt provision as per accounting aging analysis	Debt restructuring
Total	94,539	2,370	1,888		-

(3) There is no other receivable write-off during the reporting period.

(4) As at the end of the reporting period, accounts receivable due from the controlling shareholder of the Company is RMB16.99 million (at December 31, 2012: RMB16.89 million); accounts receivable due from related parties is RMB265.11 million, accounting for 43% of the total other receivables. See Note VII, iii, 3".

(5) *The top five debtors*

Company Name	Relationship with the Company	Amounts	Age	Proportion of other receivables (%)	Nature or contents
Ashton Coal Mines Limited	Joint venture company	160,723	Within 1 year	26	Dealing amounts
Shandong Shengyang Wood Co., Ltd	Associates	86,213	1 to 2 years	14	Dealing amounts
New South Wales Local Tax Bureau	Third Party	77,112	1 to 2 years	13	Tax refund
China Construction Bank Jining Branch	Third Party	66,913	Within 1 year	11	Investment income
The People's Government of Ejin Horo Banner	Third Party	50,000	Within 1 year	8	Land deposit
Total		440,961		72	

Note: The Company has forward exchange agreement with China Construction Bank Jining Branch. The agreement is matured and settled at 22nd July 2013. The Company recognized RMB 66.91 million as investment return and recovered the amount at January 2014.

(6) There are no other receivables to derecognise for the reporting period.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6. Inventories and provision for inventory impairment

(1) Inventory by category

	At December 31, 2013			At January 1, 2013		
Items	Book Balance	Provision for inventory impairment	Book Value	Book Balance	Provision for inventory impairment	Book Value
Raw materials	253,901	-	253,901	249,268	-	249,268
Coal stock	1,123,756	52,887	1,070,869	1,262,999	214,641	1,048,358
Methanol stock	23,039	-	23,039	9,470	-	9,470
Low value consumables	241,410	-	241,410	258,435	-	258,435
Cost of real estate development	7,949	-	7,949	-	-	-
Total	1,650,055	52,887	1,597,168	1,780,172	214,641	1,565,531

(2) Provision for inventory impairment

		Increase		Decrease			
Items	At 1 January 2013	Accrual	Others	Reversal	Others	Foreign currency translation difference	At December 31, 2013
Coal stock	214,641	58,274	-	-	196,478	-23,550	52,887
Total	214,641	58,274	-	-	196,478	-23,550	52,887

Note: The increased amount of RMB58.27 million is the provision for inventory impairment of Yancoal Australia according to the difference between book value and the net realizable value of inventories deducting the cost of realization by the end of the reporting period. The reversal amount was the provision for inventory impairment accrued at the beginning of the reporting period by Yancoal Australia. The amount of this provision carried forward into product sales cost for this reporting period is RMB196.48 million.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7. Other current assets and other current liabilities

(1) Other current assets

Items	At December 31, 2013	At January 1, 2013	Nature
Land subsidence, restoration, rehabilitation and environment costs	2,192,953	1,877,911	Note II.25
Environment management guarantee deposit	1,095,493	1,085,493	Note XII.4
Mining royalty receivable	105,584	114,798	Note 1
Hedging instrument-forward foreign exchange contract	16,651	90,731	Note 2
TOTAL	3,410,681	3,168,933	

(2) Other current liabilities

Items	At December 31, 2013	At January 1, 2013	Nature
Land subsidence, restoration, rehabilitation and environment costs	3,683,558	3,508,132	Note II.25
Hedging instrument-interest rate swap	43,532	114,421	Note 3
Deferred income	22,894	108,492	Note 4
Hedging instrument-forward foreign exchange contract	271,579	13,656	Note 2
TOTAL	4,021,563	3,744,701	

Note 1: It is the right of Middlemount Coal Pty Ltd, a company jointly controlled by the Company and its subsidiary Gloucester, of collecting the mining royalties (ie, 4% of its FOB profits) from Middlemount coal mine during the mining period. The management calculated this on every reporting date based on its present value of the discounted cash flow; the change of profit or loss is recorded as the current profit or loss. As at 31 December 2013, AUD19.44 million of mining royalties receivable within one year is recognized as other current assets and AUD189.46 million of mining royalties receivable over 1 year is recognized as other non-current asset.

Note 2: To avoid the risk of foreign exchange rate fluctuation, Australian subsidiaries of the Company enter into forward foreign currency contracts to hedge foreign currency risks caused by daily coal sales and big equipment purchasing program: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward market exchange rate taken on the balance sheet date and on the contracts signing date.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7. Other current assets and other current liabilities (continued)

(2) Other current liabilities (continued)

Note 3: To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2012, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of December 2013, the fair value of the Contracts was RMB43.53 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 4: It is the deferred income of Ashton Joint Venture, a company jointly controlled by the Company, amounting up to AUD4.03 million, which is the government subsidy given by Australian Energy and Tourism Department to the coal mines with significant emissions before the execution of the carbon emission price. This expense may occur in the future reporting period.

8. Available-for-sales financial assets

Items	Available-for-sale equity instruments
Fair value at 1 January 2013	167,893
Cost of equity instruments	79,037
Fair value at 31 December 2013	173,057
Changes in fair value recognized in other comprehensive income	3,962
Accrued amount for impairment	–

Note: Available-for-sale equity instrument, mainly are shares in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Group in the past years. The above fair value was ascertained based on the closing price listed in Shanghai Stock Exchange on the balance sheet date.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

9. Long-term accounts receivable

Items	At December 31, 2013	At January 1, 2013
Middlemount loans (Note 1)	**1,587,002**	1,682,984
Gladstone long-term securities (Note 2)	**171,048**	205,893
E class Wiggins Island Preference Securities (Note 2)	**83,188**	100,135
Total	**1,841,238**	1,989,012

Note 1: Middlemount Loans refer to the long-term loans provided by Gloucester, the subsidiary of Yancoal Australia, to Middlemount Joint Venture which is due on 24 December 2015 with the interest rate of business loan with the same duration.

Note 2: Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd in 2011.

1 The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

2) The purchasing price and par value of WIPS(E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million,respectively.

3) As WIPS and GiLTS have no active market and cannot be traded.

10. Long-term equity investments

(1) Long-term equity investments

Items	At December 31, 2013	At January 1, 2013
Equity investments under cost method	**38,503**	39,183
Equity investments under equity method	**3,233,307**	3,622,903
Long-term equity investments – Total	**3,271,810**	3,662,086
Less: provision for impairment	**–**	–
Long-term equity investments – Net	**3,271,810**	3,662,086

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10. Long-term equity investments (continued)

(2) Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Reversals	Foreign currency translation difference	Closing balance	Cash dividends
Under cost method									
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500	500	-	500	-	-	-
Yankuang Group Zoucheng Huaming company.	8.00	8.00	100	100	-	100	-	-	-
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80	80	-	80	-	-	-
Shenzhen Weiersen Floriculture Co., Ltd.	-	-	100	100	-	-	-	100	-
Yankuang Group Guohong Chemical Co., Ltd.	5.00	5.00	29,403	29,403	-	-	-	29,403	-
Zoucheng Jianxin Cunzhen Bank of Shandong	9.00	9.00	9,000	9,000	-	-	-	9,000	-
Subtotal		39,183	39,183	-	680	-	38,503	-	
Under equity method									
China HD Zouxian Co., Ltd.	30.00	30.00	900,000	1,082,194	198,494	97,590	-	1,183,098	97,590
Yankuang Group Finance Co., Ltd.	25.00	25.00	125,000	191,417	36,066	15,625	-	211,858	15,625
Shaanxi Future Energy Chemical Co,. Ltd.	25.00	25.00	540,000	1,350,000	-	-	-	1,350,000	-
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000	418	-	418	-	-	-
Jining Jiemei New Wall Material Co., Ltd	20.00	20.00	720	246	-	246	-	-	-
Australian Coal Processing Holding Pty Ltd	90.00	50.00	1	-	-	-	-	-	
Ashton Coal Mines Limited	90.00	50.00	18,737	19,838	-	-	-3,357	16,481	-
Newcastle Coal Infrastructure Group Pty Ltd ("NCIG")	27.00	27.00	1	1	-	-	-	1	-
Middlemount Joint Venture	50.00	50.00	1,171,376	978,789	-	376,032	-130,888	471,869	-
Subtotal			2,761,835	3,622,903	234,560	489,911	-134,245	3,233,307	113,215
Total			2,801,018	3,662,086	234,560	490,591	-134,245	3,271,810	113,215

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10. Long-term equity investments (continued)

(3) *Investment in joint venture and associates*

Name of investees	Shares proportion (%)	Ratio of voting share (%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue of this period	Net profit
Associates							
China							
HD Zouxian Co., Ltd.	30	30	5,836,428	1,892,768	3,943,660	4,581,549	661,647
Yankuang Group Finance Co., Ltd	25	25	6,190,614	5,343,181	847,433	307,162	144,265
Shaanxi Future Energy Chemical Co,. Ltd	25	25	8,263,850	2,863,850	5,400,000	-	-
Shandong Shengyang Wood Co., Ltd	39.77	39.77	93,617	97,417	-3,800	81,769	-4,851
Jining Jiemei New Wall Material Co., Ltd	20	20	6,295	7,403	-1,108	5,271	-2,335
Newcastle Coal Infrastructure Group Pty Ltd (NCIG)	27	27	5,202,231	5,989,970	-787,739	455,591	-11,452
Joint venture enterprises							
Australian Coal Processing Holding Pty Ltd (Note)	90	50	-	-	-	-	-
Ashton Coal Mines Limited (Note)	90	50	179,960	179,194	766	737,106	737,106
Middlemount Joint Venture	About 50	50	7,101,441	6,157,695	943,746	2,065,736	-752,068
Total			32,874,441	22,531,478	10,342,958	8,234,184	772,312

Note: There is difference between shares proportion and voting shares proportion of joint venture enterprises caused by the items as described in note "V, i, 7, (2)". The Group cannot exercise control over this fact, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the Group.

(4) No provision for impairment of long-term equity investments was accrued by the end of the current year.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11. Fixed assets

(1) Breakdown of fixed assets

Items	At January 1, 2013	Increase		Decrease	Foreign exchange translation difference	At December 31, 2013
Cost	41,726,681	10,800,297		6,074,761	-2,695,999	43,756,218
Land	989,796	172,485		-	-186,678	975,603
Buildings	4,922,136	129,743		9,442	-105,326	4,937,111
Mining structure	7,921,926	1,596,352		7,619	-589,729	8,920,930
Ground structure	2,031,632	225,021		4,692	-	2,251,961
Harbour works and craft	253,677	-		-	-	253,677
Plant, machinery and equipments	24,129,530	7,649,190		5,058,287	-1,814,266	24,906,167
Transportation equipment	515,503	34,241		19,078	-	530,666
Others	962,481	993,265		975,643	-	980,103
		Addition	Accrual			
Accumulated depreciation	16,439,730	1,845,559	3,052,911	1,804,714	-505,410	19,028,076
Land	-		-	-	-	-
Buildings	2,298,332		152,063	5,770	-10,186	2,434,439
Mining structure	2,718,488		438,402	9,313	-95,753	3,051,824
Ground buildings	1,230,656		172,513	3,258	-	1,399,911
Harbour works and craft	88,870		-	-	-	88,870
Plant, machinery and equipments	9,311,185	1,845,559	1,345,565	822,766	-399,471	11,280,072
Transportation equipment	395,674		45,005	18,965	-	421,714
Others	396,525		899,363	944,642	-	351,246
Net book value	25,286,951		-	-	-	24,728,142
Land	989,796		-	-	-	975,603
Buildings	2,623,804		-	-	-	2,502,672
Mining structure	5,203,438		-	-	-	5,869,106
Ground buildings	800,976		-	-	-	852,050
Harbour works and craft	164,807		-	-	-	164,807
Plant, machinery and equipments	14,818,345		-	-	-	13,626,095
Transportation equipment	119,829		-	-	-	108,952
Others	565,956		-	-	-	628,857
Provision for impairment	608,474		-	-	-38,743	569,731
Land	-		-	-	-	-
Buildings	65,182		-	-	-	65,182
Mining structure	228,921		-	-	-38,743	190,178
Ground structure	24,398		-	-	-	24,398
Harbour works and craft	-		-	-	-	-
Plant, machinery and equipments	289,674		-	-	-	289,674
Transportation equipment	215		-	-	-	215
Others	84		-	-	-	84
Book value	24,678,477		-	-	-	24,158,411
Land	989,796		-	-	-	975,603
Buildings	2,558,622		-	-	-	2,437,490
Mining structure	4,974,517		-	-	-	5,678,928
Ground structure	776,578		-	-	-	827,652
Harbour works and craft	164,807		-	-	-	164,807
Plant, machinery and equipments	14,528,671		-	-	-	13,336,421
Transportation equipment	119,614		-	-	-	108,737
Others	565,872		-	-	-	628,773

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11. Fixed assets (continued)

(1) Breakdown of fixed assets (continued)

Note: During the reporting period, the Company and Jianxin Financial Lease Co., Ltd. entered into a leaseback agreement. It is stipulated that the machine and equipment, with its original value of RMB2,822.75 million and net value of RMB2,213.95 million was sold to Jianxin Financial Lease Co., Ltd. for a consideration of RMB1,800 million. Meanwhile, leaseback deadline of the machine and equipment is 61 months,from 30, December 2013 to 21, January 2019(4% above the 3-5 years benchmark interest rate) and will be repurchased by way of financing lease by the Company.

(2) Fixed assets acquired through finance lease

Items	Book value	Accumulated depreciation	Net book value
Machine and Equipment	2,106,964	40,309	2,066,655
Total	2,106,964	40,309	2,066,655

(3) Among the addition of fixed assets during the reporting period, RMB4,952.89 million is transferred from construction in process. Among the increased amount of accumulated depreciation, RMB3,052.91 million is accrued during the reporting period.

(4) There is no provision and depreciation of lands as overseas subsidiaries enjoy the permanent ownership of the land.

(5) As at the end of the reporting period, the fixed assets still in use with fully depreciation is RMB8,082.09 million in the Group.

(6) As at the end of the reporting period, RMB4,391.51 million included in fixed assets is pledged as collateral.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12. Construction in progress

(1) *Construction in progress by category*

Items	At December 31, 2013 Book balance	Provision for impairment	Book value	At January 1, 2013 Book balance	Provision for impairment	Book value
1.Maintenance construction	297,847	-	297,847	315,043	-	315,043
2.Technical revamping	97,405	-	97,405	573,921	-	573,921
3.Infrastructure construction	29,859,241	137,790	29,721,451	15,465,199	165,445	15,299,754
4.Safety construction	613,851	-	613,851	727,450	-	727,450
5.Exploration construction	661,248	-	661,248	345,447	-	345,447
TOTAL	31,529,592	137,790	31,391,802	17,427,060	165,445	17,261,615

Note 1: During the reporting period, the decrease of balance of provision for the impairment of construction in progress is mainly caused by the fluctuation of foreign exchange rate;

Note 2: As at the end of the reporting period, RMB591.87 million included in construction in progress is pledged as collateral.

(2) *Changes of significant construction in progress*

Items	At January 1, 2013	Addition	Reduction Transferred into Fixed assets	Others	Foreign exchange translation difference	At December 31, 2013
Shilawusu coal mine and coal processing project	-	12,855,181	-	-	-	12,855,181
Zhuan Longwan coal project	8,059,640	261,755	1,780	-	-	8,319,615
Ying Panhao coal project	416,574	438,037	425	-	-	854,186
Ordos methanol project	2,017,156	1,840,131	547	-	-	3,856,740
Canada potash project	1,832,719	54,841	-	-	-196,153	1,691,407
Total	12,326,089	15,449,945	2,752	-	-196,153	27,577,129

Items	Budgeted amount	Investment/ budgeted ratio (%)	Accumulated amount of capitalized interests	Including: amount of capitalized interests during this reporting period	Rate of capitalized interests for this period (%)	Capital sources
Shilawusu coal mine and coal processing project	16,721,054	77	1,880	1,880	6.0	Borrowings
Zhuan Longwan coal project	10,082,225	83	17,185	13,510	6.4	Borrowings
Ying Panhao coal project	9,645,116	9	33,684	23,809	6.4	Borrowings
Ordos methanol project	5,114,900	75	217,631	135,484	6.4	Borrowings
Canada potash project	N/A		-	-	-	Self-raised
Total	41,563,295		270,380	174,683	-	

Note: Canadian potash project is still at an early stage of exploration, no overall budget.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13. Intangible assets

Items	At January 1, 2013	Increase	Decrease and transfer	Foreign exchange translation difference	At December 31, 2013
Cost	34,487,119	44,674	18,093	-4,228,826	30,284,874
Mining rights	29,463,588	40,659	18	-3,554,937	25,949,292
Unproved mining equity interests	3,673,107	-	-	-621,635	3,051,472
Land use rights	912,569	-	-	-588	911,981
Patents and know-how	163,408	-	-	-27,655	135,753
Water access right	132,406	-	-	-1,327	131,079
Software	142,041	4,015	18,075	-22,684	105,297
Accumulated amortization	3,193,641	1,325,557	13,675	-246,936	4,258,587
Mining rights	2,969,592	1,288,699	-	-242,124	4,016,167
Unproved mining equity interests	-	-	-	-	-
Land use rights	198,583	18,782	-	-125	217,240
Patents and know-how	-	-	-	-	-
Water access right	340	-	-	-58	282
Software	25,126	18,076	13,675	-4,629	24,898
Net book value	31,293,478	-	-	-	26,026,287
Mining rights	26,493,996	-	-	-	21,933,125
Unproved mining equity interests	3,673,107	-	-	-	3,051,472
Land use rights	713,986	-	-	-	694,741
Patents and know-how	163,408	-	-	-	135,753
Water access right	132,066	-	-	-	130,797
Software	116,915	-	-	-	80,399
Provision for impairment	257,476	2,052,238	-	-233,288	2,076,426
Mining rights	257,476	2,052,238	-	-233,288	2,076,426
Unproved mining equity interests	-	-	-	-	-
Land use rights	-	-	-	-	-
Patents and know-how	-	-	-	-	-
Water access right	-	-	-	-	-
Soft ware access right	-	-	-	-	-
Book value	31,036,002	-	-	-	23,949,861
Mining rights	26,236,520	-	-	-	19,856,699
Unproved mining equity interests	3,673,107	-	-	-	3,051,472
Land use rights	713,986	-	-	-	694,741
Patents and know-how	163,408	-	-	-	135,753
Water access right	132,066	-	-	-	130,797
Soft ware access right	116,915	-	-	-	80,399

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13. Intangible assets (continued)

Note 1: During the reporting period, the Group's management assesses that the economic performance of Moolarben coal mine and Stratford coal mine, which are the subsidiaries of the Group, would be lower than the estimation. Therefore, the difference resulted from the net book value less the present value of the future cash flow estimated by the assets assessment group is recognized as the impairment loss of mining rights, amounting to RMB2,052.24 million.

Note 2: As at the end of the reporting period, RMB10.42679 billion included in the intangible assets is pledged as collateral.

14. Goodwill

Items	At 1 Jan. 2013	Increase	Decrease	Foreign exchange translation differences	At December 31, 2013	Provision for impairment at December 31, 2013
Acquisition of Xintai	653,836	-	-	-	653,836	-
Acquisition of Yancoal Resources	640,641	-	-	-108,422	532,219	-
Acquisition of Syntech II	28,592	-	-	-4,839	23,753	-
Acquisition of Premier	17,780	-	-	-3,009	14,771	-14,771
Acquisition of Yanmei Shipping	10,045	-	-	-	10,045	-
Total	**1,350,894**	-	-	**-116,270**	**1,234,624**	**-14,771**

Note: At the end of 2012, the Group's management assesses that the economic performance of Premier Holding, the subsidiary of the Group would be lower than the estimation. Therefore, the impairment loss of goodwill is recognized as AUD2.72 million (equivalent to RMB17.78 million) after test of impairment for assets is completed. The decrease of the balance and the provision for impairment of goodwill during the reporting period was mainly due to the effect of foreign exchange rate fluctuation.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15. Deferred tax assets and deferred tax liabilities

(1) Confirmed deferred tax assets and deferred tax liabilities

Items	At December 31, 2013	At January 1, 2013
1. **Deferred tax assets**		
Deferred tax assets of the parent company and its domestic subsidiaries		
Land subsidence, restoration, rehabilitation and environmental costs	837,844	819,181
Provision for maintenance fees, safety production and development fund	494,718	745,059
Differences of the depreciation of fixed assets	208,011	95,092
Accrued and unpaid salaries and social insurance	142,726	142,892
Interest for mining right expense occupancy	36,929	–
Contingent value right (CVR)	23,954	20,051
Hedging instrument liability	12,188	31,074
Provision for impairment of assets	6,410	6,832
Deferred income	5,188	–
others	2,367	2,505
Subtotal	1,770,335	1,862,686
Deferred tax assets of subsidiaries of Yancoal Australia		
Un-recouped losses	2,140,604	1,094,396
Minerals resource rent tax and its effect on income tax	1,912,266	2,742,644
Hedging instrument liability	547,513	–
others	179,787	135,128
Rehabilitation costs	167,430	155,013
Take or pay liabilities	100,272	154,061
Finance lease	80,194	69,807
Assets amortization	80,124	135,870
Accrued and unpaid salaries and other expenses	66,461	195,878
Subtotal	5,274,651	4,682,797
Total deferred tax assets	7,044,986	6,545,483
2. **Deferred tax liabilities**		
Deferred tax liabilities of the Company and its domestic subsidiaries		
Amortization and recognition of assets	3,666,136	719,689
Amortization and recognition of environmental deposits	179,954	–
Fair value adjustment of available-for-sale financial assets	23,454	22,133
Subtotal	3,869,544	741,822
Deferred tax liabilities of subsidiaries of Yancoal Australia		
Amortization and recognition of assets	2,786,991	3,654,182
Minerals resource rent tax (MRRT) and its effect on income tax	1,474,093	2,110,090
Unrealized gain or loss on foreign currency exchange	249,201	975,103
Others	75,945	12,110
Royalty receivables	–	51,644
Hedging instrument assets	239,824	22,513
Subtotal	4,826,054	6,825,642
Total deferred tax liabilities	8,695,598	7,567,464

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15. Deferred tax assets and deferred tax liabilities (continued)

(2) *Breakdown of taxable temporary differences and deductable differences*

1) *Temporary differences of the Company and its domestic subsidiaries*

Items		At December 31, 2013	At January 1, 2013
1.	**Deductible temporary differences items**		
	Land subsidence, restoration, rehabilitation and environmental costs	**3,351,374**	3,276,723
	Provision for maintenance fees, safety production and development fund	**2,051,429**	2,980,235
	Differences of the depreciation of fixed assets	**839,309**	380,368
	Accrued and unpaid salaries and social insurance	**570,902**	571,568
	Deferred income	**20,752**	–
	Provision for impairment of assets	**25,789**	27,328
	Hedging instrument liability	**48,751**	124,295
	Contingent value right(CVR)	**95,817**	80,204
	Interest for mining right expense occupancy	**147,715**	–
	Others	**9,471**	10,021
	Total	**7,161,309**	7,450,742
2.	**Taxable temporary differences items**		
	Amortization and recognition of assets	**14,664,542**	2,878,754
	Amortization and recognition of environmental deposits	**719,817**	–
	Fair value adjustment of available-for-sale financial assets	**93,817**	88,533
	Total	**15,478,176**	2,967,287

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15. Deferred tax assets and deferred tax liabilities (continued)

(2) Breakdown of taxable temporary differences and deductable differences (continued)

2) Temporary differences of overseas subsidiaries

Items		At December 31, 2013	At January 1, 2013
1.	**Deductible temporary differences items**		
	Un-recouped loss	7,135,346	3,647,987
	MRRT and its effect on income tax (note)	6,374,221	9,142,147
	Hedging instrument liability	1,825,045	–
	Others	599,289	450,426
	Rehabilitation fees	558,100	516,709
	Take or pay liabilities	334,240	513,538
	Finance lease	267,312	232,691
	Amortization of assets	267,080	452,901
	Accrued and unpaid salary expenses and other expenses	221,536	652,925
	Total	17,582,169	15,609,324
2.	**Taxable temporary differences items**		
	Assets amortization and recognition	9,289,971	12,180,607
	MRRT and its effect on income tax (note)	4,913,644	7,033,634
	Unrealized gain or loss on foreign currency exchange	830,671	3,250,343
	Others	253,149	40,367
	Mining royalties receivables	–	172,148
	Hedging instruments assets	799,412	75,042
	Total	16,086,847	22,752,141

Note: Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, and MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years.

16. Other non-current assets

Items	At December 31, 2013	At January 1, 2013
Mining royalties receivable(VI,7, note 1)	1,028,789	1,234,649
Prepayment for investment (IX,1, (1))	117,926	117,926
Security deposit of Gloucester	5,440	6,548
Customers contracts	13,926	–
Total	1,166,081	1,359,123

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17. Provision for impairment of assets

Items	At January 1, 2013	Increase		Decrease		Foreign currency translation differences	At December 31, 2013
		Accrual	Others	Reversal	Others		
Bad debt provision	27,451	1,026	-	1,888	482	-	26,107
Provision for impairment of inventories	214,641	58,274	-	-	196,478	-23,550	52,887
Provision for impairment of fixed assets	608,474	-	-	-	-	-38,743	569,731
Provision for impairment of construction in progress	165,445	-	-	-	-	-27,655	137,790
Provision for impairment of intangible assets	257,476	2,052,238	-	-	-	-233,288	2,076,426
Provision for impairment of goodwill	17,780	-	-	-	-	-3,009	14,771
Total	1,291,267	2,111,538	-	1,888	196,960	-326,245	2,877,712

18. Short-term loans

Items	At December 31, 2013	At January 1, 2013
Credit loans	**3,512,612**	1,910,431
Guaranteed loan (note)	–	2,475,822
Total	**3,512,612**	4,386,253

Note: The guaranteed debt at the beginning of 2013 was guaranteed by Yankuang Group, the controlling shareholder of the Company and such debt has been paid off during the reporting period.

19. Tradable financial liabilities

Items	Fair vale at 31 Dec, 2013	Fair value at 1 Jan, 2013
Tradable note	**1,000,000**	–
Total	**1,000,000**	-

Note: In accordance with the Notice of Acceptance of Registration issued by China's National Association of Financial Market Intuitional Investors (Zhongshixiezhu [2013] PPN No.306) and (Zhongshixiezhu [2013] CP No.418), the Company was approved to register non-public financing instruments, with aggregate amount of RMB5 billion. On 25 December 2013, the Company successfully issued the first tranche of 3-month non-public financing instruments with interest rate of 6.8%.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

20. Notes payable

Items	At December 31, 2013	At January 1, 2013
Trustee promissory notes (note 1)	282,141	3,836,611
Commercial acceptance bills (note 2)	34,220	68,537
Total	316,361	3,905,148

Note 1: As described in "Note V, i, 6", Gloucester will make a cash distribution to its shareholders, of which, AUD586.19 million will be distributed as capital return with 6 months after merger. In June 2012, total amount of AUD586.19 million promissory notes were issued by Gloucester to its appointed trustees, who will hold the promissory notes and make the payment to the original shareholders of Gloucester. The process of payment to original shareholders of Gloucester has been completed as at 7 January 2013.

Note 2: All the commercial acceptance bills will be due within 6 months.

21. Accounts payable

(1) *Accounts payable*

Items	At December 31, 2013	At January 1, 2013
Total	2,448,642	3,004,847
Including: over 1 year	141,225	134,447

(2) Large amount accounts payable aging over 1 year mainly is last payment payable for equipments and materials, and there is no large amount of subsequent payments after the period end.

(3) Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB340 thousand.

(4) Foreign currency balance of accounts payable

	At December 31, 2013			At January 1, 2013		
Foreign currency	**Original currency**	**Exchange rate**	**RMB**	Original currency	Exchange rate	RMB
USD	15,420	6.0969	94,014	–	6.2855	–
Total			94,014			–

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

22. Advances from customers

(1) *Advances from customers*

Items	At December 31, 2013	At January 1, 2013
Total	**852,247**	1,368,734
Including: over 1 year	**47,081**	58,248

(2) Advances aging over 1 year are RMB47.08 million, mainly due to the unrealized sales, caused by the decline of demand by customers or disagreement on the price, so that customers did not pick up coals after advances payments.

(3) Advances from customers in the end of the current period payable to shareholders of the Company holding more than 5% (including 5%) shares are excluded for the reporting period.

23. Salaries and wages payable

Items	At January 1, 2013	Increase for the period	Payment for the period	Foreign currency translation difference	At December 31, 2013
Salary (including bonus, allowance and subsidies)	586,719	7,127,222	7,117,180	-7,096	**589,665**
Staff welfare	-	665,925	665,925	-	-
Social insurance	22,221	1,680,407	1,683,667	-	**18,961**
including: 1. Medical insurance	3,521	478,900	475,564	-	**6,857**
2. Basic pension insurance	7,338	1,013,985	1,012,952	-	**8,371**
3. Unemployment insurance	7,238	83,144	88,419	-	**1,963**
4. Injury insurance	1,128	57,307	58,435	-	-
5. Maternity insurance	2,996	47,071	48,297	-	**1,770**
Housing fund	4,279	429,293	426,856	-	**6,716**
Union fund and Staff education fund	44,029	117,212	126,614	-	**34,627**
Compensation for severing labour relations	-	7,750	6,728	-94	**928**
Others	430,502	340,680	286,617	-78,569	**405,996**
Total	1,087,750	10,368,489	10,313,587	-85,759	**1,056,893**

Note: "Others" are employees benefits accrued for Yancoal Australia, such as annual leave, sick leave, etc. See Note "VI.32, note 3". The balance of salary accrued at the end of this reporting period is about to be released in January 2014.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24. Taxes payable

Items	At December 31, 2013	At January 1, 2013
Value added tax	-284,615	-107,626
Business tax	17,288	11,602
Income tax	870,003	879,296
Price reconciliation fund	56,518	51,995
Goods and service tax	-47,741	-67,017
Others	138,354	87,376
Total	749,807	855,626

25. Interest payable

Item	At December 31, 2013	At January 1, 2013
Interest for fund occupancy	348,923	288,211
Interest for corporate bonds	154,511	152,365
Interest payable on short-term bonds	39,167	–
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	27,914	17,086
Interest for short-term borrowing	15,602	528
Interest payable for non-public debt financing instruments	944	–
Total	587,061	458,190

26. Other payable

(1) Other payable

Items	At December 31, 2013	At January 1, 2013
Total	5,419,873	3,205,528
Including: aging over 1 year	936,446	1,019,288

(2) As at December 31, 2013, other payable due to the controlling shareholder of the Company is totaling up to RMB617.44 million.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

26. Other payable (continued)

(3) *Other payables with large amount by the end of the reporting period*

Item	Payable RMB	Aging	Nature/Content
4 investors including Shanghai Huayi (Group)	2,519,313	Within 1 year	Investment fund for equity acquisition of Haosheng Company
Yankuang Group Co., Ltd	617,440	1 to 2 years	Material and project funds
Yankuang Group Donghua Construction Co., Ltd	209,917	Within 1 year	Project funds
The fund settlement centre of the Ministry of Railways	58,211	1 to 2 years	Freight
Yankuang Donghua Thirty-seven Chu	53,967	Within 1 year	Project funds
Total	3,458,848		

(4) *Foreign balance in other payable*

	At December 31, 2013			At January 1, 2013		
Foreign currency	Original currency	Exchange rate	RMB	Original currency	Exchange rate	RMB
USD	13,479	6.0969	82,180	–	6.2855	–
Total			82,180			–

27. Short-term financing bonds payable

Items	At December 31, 2013	At January 1, 2013
Short-term financing bonds	4,997,917	–
Total	4,997,917	–

Note: In accordance with the Notice of Acceptance of Registration issued by China's National Association of Financial Market Intuitional Investors (Zhongshixiezhu [2013] PPN No.306) and (Zhongshixiezhu [2013] CP No.418), the Company was approved to register short-term notes, with aggregate amount of RMB15 billion. On 12 November 2013, the Company successfully issued the first tranche of one year short-term notes, amounting to RMB5 billion with interest rate of 6%. After deducting issuance costs, the actual financing funds raised is RMB 4,997.50 million.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28. Non-current liabilities due within one year

(1) Non-current liabilities due within one year

Items	At December 31, 2013	At January 1, 2013
Long-term borrowing due within one year	**1,721,675**	1,296,099
CVR (note 1)	**1,408,729**	–
Long-term payable due within one year	**479,137**	4,766,525
Provisions due within 1 year (note 2)	**90,025**	212,578
Deferred income due within 1 year	**2,715**	3,268
Total	**3,702,281**	6,278,470

(2) Long-term borrowing due within one year

Loan by category	At December 31, 2013	At January 1, 2013
Guaranteed loans(note 3)	**1,464,388**	1,245,852
Mortgaged loan	**27,068**	26,247
Debt of honour	**230,219**	24,000
Total	**1,721,675**	1,296,099

(3) Long-term payable due withinone year

Names	At December 31, 2013	At January 1, 2013
The Department of Land and Resources of the Inner Mongolia Autonomous (note 4)	**40,000**	2,340,000
Agricultural Bank of China Financial Leasing Co., Ltd.	–	2,000,000
Jining Municipal Land and Resources Bureau (note 5)	**396,285**	396,285
Freight finance lease (note 6)	**42,852**	30,240
Total	**479,137**	4,766,525

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28. Non-current liabilities due within one year (continued)

(3) *Long-term payable due withinone year (continued)*

Note 1: Contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal's shares held by Gloucester's shareholders. Eighteen months after the merger, if the value of Yancoal's shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share. However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this guarantee. The liability is measured at fair value, by the end of the reporting period, the fair value is determined to be AUD 2.96/share, totaling AUD259.43 million. The company will make the payment of this ultimate guarantee to ASX on 27 February 2014 and ASX will pay this amount out on behalf of the company.

Note 2: The provisions due within one year mainly composed of AUD11.80 million of take-or-pay liabilities. The information related to the take-or-pay liabilities are described in "VI,32, note 2".

Note 3: Yancoal Australia borrowed USD3,040 million from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company in 2009, including: USD2,540 million from Sydney branch of Bank Of China; USD200 million from HongKong branch of China Construction Bank; USD300 million from HongKong branch of China Development Bank, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. The loan period is from 16 December 2009 to 16 December 2014 and interest should be paid on schedule. That is to say, from 16 December, 2012 to start in three installments to repay the principal. On 17 December 2012, Yancoal Australia entered into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2019; principal repayment starting date is postponed to 16 December, 2017, while continuing to provide bond guaranteed by the Company. By the end of 2013, Yancoal Australia returned the matured borrowings of USD200.68 million to Financial Group, with USD2,839.32 million unreturned, including: USD99.32 million of borrowings due within 1 year was recognized as other non-current liabilities due within 1 year; USD2,740 million due over 1 year was recognized as long-term borrowings.

In 2011, the Company borrowed RMB3,900 million from Tiexi branch of ICBC. Prior to obtaining the mining rights of Zhuan Longwan, the borrowing was guaranteed by the controlling shareholder, Yankuang Group, and would be pledged by mining rights of Zhuan Longwan as collateral after they are obtained. As at 31 December 2013, the loan principal unreturned is RMB2,554.16 million and the loans of RMB839.72 million due within 1 year were recognized as other non-current liabilities due within 1 year, with the rest part of loans of RMB1,714.44 million over 1 year were recognized as long-term borrowings.

Heshun Tianchi, a subsidiary of the Company, borrowed RMB99 million from Taiyuan branch of China Development Bank, which was guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 31 December 2013, the loan principal unreturned is RMB88 million and RMB22 million of borrowing due within 1 year was recognized as other non-current liabilities due within 1 year; RMB66 million due over 1 year was recognized as long-term borrowings.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28. Non-current liabilities due within one year (continued)

(3) Long-term payable due withinone year (continued)

Note 4: Ordos Neng Hua, the subsidiary of the Company successfully bided the mining rights of Zhuan Longwan coal mine field of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the consideration of RMB2,340 million of mining rights in the last installment should be paid by the end of 30 November 2012. In August 2012, Inner Mongolia Autonomous Region Department of Land and Resources issued the Opinion on the Relevant Matters in relation to Zhuan Longwan Coal Mine Project (Neiguotuzi (2012) No. 508) and approved the consideration of Zhuan Longwan mining rights for the third installment to be paid after the license granted. According to the requirement of Inner Mongolia Autonomous Region Department of Land and Resources, Ordos Nenghua paid RMB2.3 billion during the reporting period and the remaining amount of RMB40 million will be paid in 2014.

Note 5: According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights, after assessment and evaluation by remaining reserves, for the original five coal mines.

On 3 August 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines (Jining No.2 coal mine, Nantun coal mine, Dongtan coal mine, Baodian coal mine and Xinglongzhuang coal mine) owned by the Company filed in Shandong Provincial Department of Land and Resources, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited (JiGuotuzi (2012) No.212) issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which amounts to RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million should be paid before 30 September 2012, while the rest amount should be paid in five equal installments with capital occupation charges. As at the end of the reporting period, the company had paid RMB891.64 million, with RMB1,585.14 million unpaid (including RMB396.28 million will be paid in the next year.

Note 6: It is the finance lease of subsidiaries of Gloucester, of which AUD7.89 million of finance lease payable due within 1 year was recognized as other non-current liabilities due within 1 year; AUD41.37 million due over 1 year was recognized as long-term payable.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29. Long-term loan

(1) *Long-term loan by category*

Loan category	At December 31, 2013	At January 1, 2013
Guaranteed loan	**24,850,137**	20,771,955
Debt of honour	**6,105,677**	976,000
Mortgaged loan	**63,834**	95,551
Total	**31,019,648**	21,843,506

(2) *Five largest long-term borrowings*

Lender	Beginning day	Expiration date	Currency	Interest rate (%)	At December 31, 2013 USD	At December 31, 2013 RMB	At January 1, 2013 USD	At January 1, 2013 RMB
Sydney branch of BOC (note1)	2009-12-16	2019-12-16	USD	Libor+0.75%-Libor+2.80%	2,400,000	14,632,560	2,400,000	15,085,200
Wing Lung Bank (note 2)	2013-6-24	2016-5-20	USD	3M Libor+2.5%	300,000	1,829,070	-	-
Sydney branch of BOC (note3)	2013-8-29	2016-10-20	USD	3M Libor+2.3%	300,000	1,829,070	-	-
Zoucheng branch of BOC (note 4)	2013-1-4	2018-1-4	USD	Libor+2.4%	296,000	1,804,682	-	-
Tiexi branch of ICBC (note 1)	2011-9-29	2016-9-29	RMB	6.4	-	1,714,444	-	2,801,667

Note 1: See "VI, 28 note 3".

Note 2: In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Wing Lung Bank, which was guaranteed by Shenzhen Xiangxi Branch of China Merchants Bank.

Note 3: In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Sydney Branch of BOC, which was guaranteed by the Company.

Note 4: In 2013, the Company borrowed USD596 million from Zoucheng branch of BOC for the merger with Gloucester with L/C as the guarantee. On 30 August 2013, the Company prepaid USD300 million.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30. Bonds payable

Category	Total face value	Issuing date	Maturity	Issued amount
Corporate bond (note 1)	2,846,205	2012-5-16	5 years	2,846,205
Corporate bond (note 1)	3,478,695	2012-5-16	10 years	3,478,695
Corporate bond (note 2)	1,000,000	2012-7-23	5 years	990,000
Corporate bond (note 2)	4,000,000	2012-7-23	10 years	3,960,000
Total	11,324,900			11,274,900

Category	Interest payable at 1 Jan 2013	Accrual of interest payable for this period	Interest paid during the period	Interest payable at December 31, 2013	Balance at December 31, 2013
Corporate bond	17,523	125,717	124,882	18,358	**2,743,500**
Corporate bond	27,509	197,364	196,053	28,820	**3,353,167**
Corporate bond	18,783	42,000	42,000	18,783	**993,200**
Corporate bond	88,550	198,000	198,000	88,550	**3,965,800**
Total	152,365	563,081	560,935	154,511	**11,055,667**

Note 1: As approved by a resolution passed at the second interim general meeting held on 23 April 2012, second-tier wholly-owned subsidiary of the Company, made an overseas issuance of US dollar-dominated bonds with an aggregate principal amount of USD1.0 billion in Hong Kong in May 2012, of which, the annual interest rate for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.

Note 2: As approved by a resolution passed at 2012 first interim general meeting held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time. After that, the Company received the "Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Mining Company Limited" of CSRS (the Zhengjian Xuke [2012] No. 592) and was approved to make an public issuance of corporate bonds with face value not exceeding RMB10 billion. On 25 July 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

31. Long-term payables

(1) The breakdown of long-term payables

Lender	Expiration (Year)	Amount at January 1, 2013	Interest rate (%)	Accrued Interest	Amount at December 31, 2013	Loan condition
Total	-	1,835,647	-	147,715	2,833,205	-
Including:						
Jining Municipal Land and Resources Bureau (VI, 28, note 5)	2-5	1,585,139	6.15	147,715	1,188,854	unsecured
Freight financial lease	5-8	202,448	5.43 -12.24	-	224,640	unsecured
Market service fees to Noble Group	-	39,971	-		29,054	unsecured and interest-free
Deferred payment for acquisition of Minerva	2-4	8,089	-	-	4,611	unsecured and interest-free
Jianxin Financial Lease Co., Ltd.	61 months	-	4% above interest rate of the corresponding period	-	1,386,046	unsecured

(2) The breakdown of financial lease payables included in long-term payables

Items	At December 31, 2013 Foreign currency	At December 31, 2013 RMB	At January 1, 2013 Foreign currency	At January 1, 2013 RMB
Komatsu Australian Finance Company (Note VI,28, note 6)	36,137	196,227	25,461	166,421
Bradken Finance Lease (Note VI,28, note 6)	5,233	28,413	5,512	36,027
Jianxin Financial Lease Co., Ltd. (Note VI,11, (1))	-	1,386,046	-	-
Total	41,370	1,610,686	30,973	202,448

Note: The financial lease activities of the Group were not guaranteed by an independent third party.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32. Provisions

Items	At January 1, 2013	Additions	Carry forward	Foreign exchange translation differences	At December 31, 2013
Reclamation, restoration and environment recovery expense (note 1)	478,408	148,421	–	-94,686	532,143
Take-or-pay liability (note 2)	402,331	–	70,595	-61,564	270,172
Long-term service leave (note 3)	11,370	24	1,946	-1,747	7,701
Maintenance expense of leased machinery (note 4)	–	681	–	-63	618
Total	892,109	149,126	72,541	-158,060	810,634

Note 1: Reclamation, restoration and environment recovery expense accrued for restoring of coal mines are based on the accounting policy as stated in Note "II, 25". The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.

Note 2: As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.

Note 3: It is calculated on the basis of relevant laws and regulations and service term of employees, of which, service liability payable in the next year is calculated in the salaries and wages payable, service liability payable over 1 year is recognized as provisions.

Note 4: Provision for maintenance expense of leased machinery includes the overhaul expense at the end of the lease. Where a machine is bought at the end of the lease, the balance of such provision will be offset by the purchasing cost.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

33. Other non-current liabilities

Items	At December 31, 2013	At January 1, 2013
Contingent Value Right (CVR) (see "VI.28, note1")	–	1,432,189
Deferred income-government grant	62,327	28,392
Total	**62,327**	1,460,581

(1) As at 31 December 2013, government grant were the infrastructure construction subsidies and mining emergency rescue equipment subsidies to the Group received last years.

Government grant category	Balance at December 31, 2013 Amounts included in other non-current liability	Amount included in other current liability	Amount charged to current profit and loss	Amount of return for the year	Reason of return
Infrastructure construction subsidies	26,430	-	-	-	-
Mining emergency rescue equipment subsidies	811	991	1,078	-	-
Transitional subsidies prior to the implementation of marketization of "carbon emission price" (VI,7 note4)	35,086	21,903	76,737	-	-
Total	62,327	22,894	77,815	-	-

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

34. Share capital

Shareholders names/category	At January 1, 2013 Amount	%	Addition/reversal during the reporting period New shares Issue	Shares dividend distribution	Reserve Reserve transferred to share capital	Others	Subtotal	At December 31, 2013 Amount	%
Listed shares with restricted trading conditions									
Shares held by state-owned legal person	2,600,000	53	-	-	-	-2,600,000	-2,600,000	-	-
Shares held by management	22	-	-	-	-	-2	-2	20	-
Subtotal	2,600,022	53	-	-	-	-2,600,002	-2,600,002	20	-
Shares without trading conditions									
A shares	359,978	7	-	-	-	2,600,002	2,600,002	2,959,980	60
H shares	1,958,400	40	-	-	-	-	-	1,958,400	40
Subtotal	2,318,378	47	-	-	-	2,600,002	2,600,002	4,918,380	100
Total share capital	4,918,400	100	-	-	-	-	-	4,918,400	100

Note: The related shareholders of the Company have fulfilled the commitments made in share reform. In the reporting period, the Board proposed that the limited tradable shares listed meets the "Guidance on share reform of listed companies", "Listed equity division reform management approach" and "Segregation Reform of Listed Companies Operational Guidelines", etc. In September 2013, the non-tradable shares held by the Yankuang Group got the tradable and list right.

35. Capital reserves

Items	At January 1, 2013	Addition	Reversals	At December31, 2013
Share premium(note1)	1,606,404	-	321,083	**1,285,321**
Other capital reserves (note2)	1,835,709	3,962	697,966	**1,141,705**
Total	3,442,113	3,962	1,019,049	**2,427,026**

Note 1: The main reasons for changes in the share premium subsidiary of the Company held by Ordos Neng Hua Company acquired the remaining minority shareholders of Xintai 20% stake in the company, among Xintai company since the acquisition date of the identifiable net assets continued to measure the share of the purchase price and enjoy differences are included in capital reserves.

Note 2: The changes of other capital reserves was caused by the changes of fair value of cash flow hedging contract and available-for-sale financial assets held by the Group.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

36. Special reserves

Items	At January 1, 2013	Addition	Reversals	At December 31, 2013
Maintenance fees	1,368,247	322,253	878,606	811,894
Production safety expenses	1,025,063	747,071	989,874	782,260
Specific fund for reform and development	611,513	-	-	611,513
Environmental guarantee deposit	46,026	6,816	-	52,842
Production transforming fund	23,467	3,408	-	26,875
Total	3,074,316	1,079,548	1,868,480	2,285,384

37. Surplus reserves

Items	At January 1, 2013	Addition	Reversals	At December 31, 2013
Statutory surplus reserve	4,983,461	510,179	-	5,493,640
Total	4,983,461	510,179	-	5,493,640

38. Retained earnings

Items	Amount	Proportion of accrue or distribution (%)
Closing balance of last period	28,364,156	
Add: adjustment from opening balance of retained earnings	-336,410	
Opening balance	28,027,746	
Add: net profit attributable to shareholders of parent company	1,271,211	
Less: Appropriations to statutory surplus reserve	510,179	10
Distribution of dividend of common shares	1,770,624	
Others	19,241	
Closing balance	26,998,913	

Note: On 15 May 2013, as approved at the 2012 annual general meeting of the Company, the Company made a cash dividend payment at RMB3.6 per ten shares (tax included), i.e. the sum of RMB1,770.62 million, on the basis of total capital on December 31, 2012.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

39. Minority interest

Subsidiary	Proportion of minority interest (%)	At December 31, 2013	At January 1, 2013
Coal Trading Centre	49.00	47,309	49,075
Coal Storage and Blending Company	49.00	153,190	–
Zhongyan Company	47.62	3,501	3,441
Haosheng Company	25.18	2,473,275	–
Yancoal Australia	22.00	780,381	2,576,094
Xintai Company(note)	20.00	–	518,001
Shanxi Tianchi	18.69	13,625	8,267
Yanmei Shipping	8.00	1,097	1,388
Hua Ju Energy	4.86	50,605	42,777
Heze Neng Hua	1.67	53,578	52,383
Shanxi Tianhao	0.11	–	–
Total		3,576,561	3,251,426

Note: On 30 September 2013, Ordos Neng Hua, a subsidiary of the Company, and shareholders of Xintai Company entered into 20% of Equity Interest Transfer Agreement, to acquire the remaining 20% of equity interests in Xintai Company, for a consideration of RMB680 million.

40. Operation revenue and operation cost

Items	Jan. 1, 2013-December 31, 2013	Jan. 1,2012-December 31, 2012
Principal operations	56,401,826	58,644,890
Other operations	2,324,763	1,028,656
Total	58,726,589	59,673,546
Principal operations cost	42,826,157	44,325,758
Other operations cost	2,785,041	1,160,078
Total	45,611,198	45,485,836

(1) Principal operations – classification by sector

Items	Jan. 1, 2013-December 31, 2013 Operation revenue	Jan. 1, 2013-December 31, 2013 Operation cost	Jan. 1,2012-December 31, 2012 Operation revenue	Jan. 1,2012-December 31, 2012 Operation cost
Coal mining	54,444,843	41,356,328	56,699,306	42,710,075
Coal chemical	1,155,742	844,560	1,117,952	907,605
Railway transportation	457,898	309,806	464,068	351,927
Electricity power	332,125	308,754	323,646	331,021
Heating supply	11,218	6,709	39,918	25,130
Total	56,401,826	42,826,157	58,644,890	44,325,758

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

40. Operation revenue and operation cost (continued)

(2) Principal operations – Classification by product

	2013		2012	
Items	**Operating revenue**	**Operating cost**	Operating revenue	Operating cost
Sales of coal produced by the Group	**31,484,020**	**18,522,216**	35,112,828	21,187,178
Sales of coal purchased from other companies	**22,960,823**	**22,834,112**	21,586,478	21,522,897
Sales of methanol	**1,155,742**	**844,560**	1,117,952	907,605
Revenue from railway transportation services	**457,898**	**309,806**	464,068	351,927
Sales of electricity power	**332,125**	**308,754**	323,646	331,021
Sales of heat	**11,218**	**6,709**	39,918	25,130
Total	**56,401,826**	**42,826,157**	58,644,890	44,325,758

(3) Principal operations – Classification by area

	2013		2012	
Area	**Operating revenue**	**Operating cost**	Operating revenue	Operating cost
Domestic	**47,299,887**	**35,778,078**	49,017,543	37,655,781
International	**9,101,939**	**7,048,079**	9,627,347	6,669,977
Total	**56,401,826**	**42,826,157**	58,644,890	44,325,758

(4) Total sales income from the five largest customers in 2013 was RMB9.31546 billion, which accounts for 16% in total revenue.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

41. Operating taxes and surcharges

Items	2013	2012	Tax Rate
Business tax	19,772	22,140	3%, 5%
City construction tax	206,450	252,502	7%
Education fee	95,966	119,421	3%
Local education fee	62,320	77,887	1%, 2%
Resource tax	163,832	163,323	
Water conservancy construction fund	28,030	555	
Total	576,370	635,828	

42. Selling expenses

Items	2013	2012
Freight charges, coalport dues and loading cost	2,012,663	2,080,887
Mining royalty (note)	743,803	712,680
Benefits, social insurance and welfare of employees	43,641	73,490
Others	191,244	377,693
Total	2,991,351	3,244,750

Note: Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

43. General and administrative expenses

Item	2013	2012
Benefits, social insurance and welfare of employees	1,905,555	2,020,008
Depreciation expense	415,891	335,601
Materials and repairing expenses	406,881	777,570
Taxes	337,895	392,372
Mineral resources compensation fees	205,976	251,076
Commission, consulting and service charges	133,890	382,827
Business travel, office, conference and hospitality fees	114,703	152,415
Amortization, leasing fees, etc	96,051	105,011
Property management fees	80,042	137,200
Research and Development Costs	45,290	93,283
Others	253,910	314,515
Total	3,996,084	4,961,878

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44. Finance costs

Items	2013	2012
Interest expenses	1,756,436	1,562,333
Less: interest income	489,348	753,209
Add: exchange gains or losses	1,686,001	-714,166
Add: other expenses	251,370	364,690
Total	**3,204,459**	459,648

45. Impairment loss

Items	2013	2012
Impairment loss of intangible assets (VI,13, note 1)	2,052,238	255,231
Impairment loss of fixed assets	-	226,925
Impairment loss of construction in progress	-	161,983
Impairment loss of inventories	58,274	140,510
Impairment loss of goodwill	-	17,625
Allowance for bad debt	-862	8,879
Total	**2,109,650**	811,153

46. Gains from changes in fair value

Items	2013	2012
Contingent Value Rights (CVR) (see"VI.28")	-241,223	-79,423
Fair value adjustment on royalty receivable (see "VI. 7")	-35,823	-23,594
Total	**-277,046**	-103,017

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

47. Investment income

(1) Sources of investment income

Items	2013	2012
Long-term equity investment income under equity method	**-142,136**	-50,907
Investment income from the holding of available-for sale financial assets	**4,482**	3,702
Investment income from disposal of available-for-sale financial assets (note VI. 8)	–	-934
Income from disposal of long-term equity investment	**183**	–
Investment income from disposal of long-term foreign exchange contract	**66,913**	–
Total	**-70,558**	-48,139

(2) Long-term equity investment income under equity method

Items	2013	2012	Reasons for change between two periods
Total	**-142,136**	-50,907	
Including:			
China HD Zouxian Co., Ltd.	**198,494**	108,434	Profit increase for the period
Yankuang Group Finance Co., Ltd	**36,066**	36,816	Profit decrease for the period
Shandong Shengyang Wood Co., Ltd	**-418**	-4,468	Profit decrease for the period
Jining Jiemei New Wall Materials Co., Ltd.	**-246**	-114	Profit decrease for the period
Middle mount Joint Venture	**-376,032**	-191,575	Profit decrease for the period

48. Non-operating income

(1) Breakdown of non-operating income

Items	2013	2012	Amount for current year's extraordinary gain/(loss)
Gains on disposal of non-current assets	**44,667**	14,258	44,667
Including: gains on disposal of fixed assets	**44,667**	14,258	44,667
Government grants (2)	**168,770**	71,599	168,770
Acquisition gains	–	1,294,345	–
Deferred income	**1,078**	1,110	1,078
Others	**80,796**	33,356	80,796
Total	**295,311**	1,414,668	295,311

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

48. Non-operating income (continued)

(2) *Breakdown of government grants*

Items	2013	2012	Sources and basis
Taxation reduction on product from comprehensive use of resources	24,480	21,590	Jiguoshui Liupizi (2011) NO. 1
Special fund for mineral resources exploration risk	-	28,980	Guotuzifa (2010) NO.116
Subsidies for economization and integrated utilization of mineral resource	-	15,000	Lucaijianzi (2011) NO.171
Subsidies from Shandong Provincial Finance Department for Canada project and Felix project	-	3,300	Lucaiqizi (2012) NO.88
Subsidies from Shandong Provincial Finance Department for Canada potash project	-	1,500	Lucaiqizi (2012) NO.57
Appropriation for energy saving by Zoucheng Municipal Finance Bureau	-	510	State Administration of Work Safety (finance correspondence (2010) No. 159
Financial subsidiaries from central government on purchasing Jiamusi High Efficiency Motors	-	269	Ministry of Finance DRC Financial Supervision (2011) No. 62
Subsidies from Zoucheng Municipal Finance Bureau for Felix project	-	300	Zoucaiqizi (2012) No. 52
Subsidies from Jining Municipal Water Resources Bureau for water economization project	-	150	The explanation of subsidy for Yangcun coal mine's water economization project by Water Affairs Management Office of Jining High-tech Zone
Fund for supporting enterprise development by Yanzhou Municipal Finance Bureau	50,000	-	Yancai(2013) No. 45
Zoucheng government-backed financial fund	70,000	-	Supporting fund for enterprise development
Grants of discount government loan for Felix project by Zoucheng Municipal Finance Bureau	300	-	Zoucaiqizi(2013) No. 34
Grants of discount government loan for Felix project by Shandong Provincial Finance Department	6,000	-	Lucaiqizhi(2013) No. 86
Government grants for comprehensive use of sewage	1,550	-	Plan for the sewage treatment in Huaihe River Basin terminal
Appropriation by Heshun County Finance Bureau	1,660	-	Hecaijianzi(2013) No. 69
Appropriation by Shanxi Provincial Finance Department	1,960	-	Jicaijianyi(2012) No. 123
Provincial awards for the conservation and comprehensive use of mineral resources	1,000	-	Hecaijianzhi(2013) No. 110 by Heze Municipal Finance Bureau and Heze Municipal Land and Resources Bureau
Government grants for mineral resources conservation	10,000	-	Notice on the Issue of Budget Indicator for Government Grants for Mineral Resources Conservation by Shandong Provincial Finance Department
Subsidies for emergency storage of coal	1,820	-	Lucaijianzhi(2012) No. 377
Total	168,770	71,599	

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

49. Non-operating expenses

Items	2013	2012	Amount for current year's extraordinary gain/(loss)
Loss on disposal of non-current assets	**29,694**	2,199	29,694
Including: loss on disposal of fixed assets	**29,694**	2,199	29,694
Donation expenditure	**10,644**	38,268	10,644
Penalty, supplementary payment and overdue payment	**11,810**	9,767	11,810
Other	**2,712**	3,112	2,712
Total	**54,860**	53,346	54,860

50. Income taxes

(1) Income taxes

Items	2013	2012
Current tax expense	**347,616**	1,680,786
Minerals Resource Rent Tax (MRRT) deferred tax expense (note)	**96,223**	-1,172,940
Other deferred tax expenses	**-612,717**	-618,708
Total	**-168,878**	-110,862

Note: Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. The tax rate of MRRT is 22.5%. MRRT legislation was passed by Australian Senate on March 19, 2012 and started to be effective from 1 July 2012 in Australia. Pursuant to related laws of MRRT, Yancoal Australia should determine starting to base of MRRT, which can be measured by either book value method or market value method and amortised in certain period. In current reporting period the Group has recognised MRRT related deferred tax effects in compliance with related accounting standards.

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

50. Income taxes (continued)

(2) *Current tax expense*

Items	Amount
The Company and the domestic subsidiaries	1,497,230
Subsidiaries in Australia	-1,149,614
Total	347,616

1) *Current tax expense (the Company and the domestic subsidiaries)*

Items	Amount
Total profit of the year	7,469,821
Add: increase of tax adjustment	463,836
Less: decrease of tax adjustment	959,151
Less: recoupment of prior year tax losses	–
Taxable income of the period	6,974,506
Statutory income tax rate	15%-25%
Income tax payable of the period	1,707,262
Add: other adjustments	-210,032
Current tax expense	1,497,230

2) *Current tax expense (Subsidiaries in Australia)*

Items	Amount
Total profit of the year	-7,116,758
Add: increase of tax adjustment	8,101,454
Less: decrease of tax adjustment	4,415,645
Less: recoupment of prior year tax losses	–
Taxable income of the period	-3,430,949
Statutory income tax rate	30%
Income tax payable of the period	-1,029,285
Add: other adjustments	-120,329
Current tax expense	-1,149,614

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

51. Computation process of basic and diluted earnings per share

Items	No.	2013	2012
Net profit attributable to the Company's shareholders	1	1,271,211	5,362,446
Extraordinary gain/(loss) attributable to the Company	2	78,591	1,923,396
Net profit attributable to the Company's shareholders, excluding extraordinary gain/(loss)	3=1-2	1,192,620	3,439,050
Total shares at the beginning of the period	4	4,918,400	4,918,400
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	-	-
Shares added by issuing new shares or converting debt to equity (II)	6	-	-
Number of months from next month of shares added (II) to the end of the reporting period	7	-	-
Shares decreased by buy-back or shares shrink	8	-	-
Number of months from the next month of shares decreased to the end of the reporting period	9	-	-
Number of months in the reporting period	10	12	12
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400	4,918,400
Basic earnings per share (I)	12=1÷11	0.2585	1.0903
Basic earnings per share (II)	13=3÷11	0.2425	0.6992
Common shares interest with diluted potential which is recognized as expenses	14	-	-
Converting fee	15	-	-
Income tax rate	16	25%	25%
Shares added through stock warrants and exercise of option	17	-	-
Diluted earning per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	0.2585	1.0903
Diluted earning per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	0.2425	0.6992

52. Other comprehensive income

Items	2013	2012
1. Gain (loss) generated by available-for-sales financial assets	5,283	-5,923
Less: income tax effect generated by available-for-sales financial assets	1,321	-1,481
Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	-	-
Subtotal	3,962	-4,442
2. Gain (loss) generated by cash flow hedging instruments	-1,337,680	82,841
Less: income tax effect generated by cash flow hedging instruments	-405,081	20,791
Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	-22,602	-6,996
Subtotal	-909,997	55,054
3. Difference from translation of foreign financial statements	-3,684,533	297,721
Less: amount transferred to profits and losses of the current period from disposal of overseas operations	-	-
Subtotal	-3,684,533	297,721
Total	-4,590,568	348,333

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

53. Cash flow

(1) *Cash received/paid relating to operating activities, investing activities and financing activities*

1) *CASH RECEIVED RELATING TO OTHER OPERATING ACTIVITIES*

Items	2013
Interest income	252,039
Cash received from funds paid on other's behalf	77,200
Sundry revenue	247,083
Total	576,322

2) *CASH PAID RELATING TO OTHER OPERATING ACTIVITIES*

Items	2013
Payments for selling and administrative expenses	1,230,721
Sundry cash payment	1,924,105
Donation expenditure	8,178
Penalty and overdue Fines	11,727
Total	3,174,731

3) *CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES*

Items	2013
Decrease of restricted bank deposits	54,816
Total	54,816

4) *CASH PAID RELATING TO OTHER INVESTING ACTIVITIES*

Items	2013
Payment of borrowings to joint venture and associates	107,316
Increase of restricted bank deposits	1,223,631
Others	2,991
Total	1,333,938

5) *CASH PAID RELATING TO OTHER FINANCING ACTIVITIES*

Items	2013
Payment of finance lease	60,133
Total	60,133

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

53. Cash flow (continued)

(2) *Supplemental Information of Consolidated Cash Flow Statement*

Items	2013	2012
1. Reconciliation of net profit to net cash flow from operating activities		
Net profit	**299,202**	5,395,481
Add: Provision of impairment of assets	**2,109,650**	811,153
Depreciation of fixed assets	**3,052,911**	2,918,046
Amortization of intangible assets	**1,325,557**	1,893,202
Amortization of long-term deferred expenses	**2,032**	2,925
Accrued special reserves	**1,075,770**	988,880
Losses on disposal of fixed assets, intangible and other long-term assets ("-" represents gain)	**-14,973**	-12,059
Loss on fair value change ("-" represents gain)	**277,046**	103,017
Finance costs ("-" represents gain)	**3,442,437**	848,167
Loss arising from investments ("-" represents gain)	**70,558**	48,139
Deferred tax effect ("-" represents increase)	**-1,808,384**	-1,791,648
Gain on acquisition	**-**	-1,294,345
Decrease in inventories ("-" represents increase)	**-31,637**	-385,493
Decrease in receivables under operating activities ("-" represents increase)	**-3,164,041**	-495,348
Increase in payables under operating activities ("-" represents decrease)	**-3,679,624**	-913,480
Net cash flow from operating activities	**2,956,504**	8,116,637
2. Changes in cash and cash equivalents		
Cash, closing	**10,965,667**	12,799,757
Less: Cash, opening	**12,799,757**	8,154,224
Net addition in cash and cash equivalents	**-1,834,090**	4,645,533

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

53. Cash flow (continued)

(3) *Related information of subsidiaries and other operating entities acquired or disposed of during current reporting period*

Items	2013 Domestic (RMB)	2013 Overseas (AUD)
Acquisition of subsidiaries and other operating entities		
1. Acquisition price for subsidiaries and other operating entities acquired	7,360,996	–
2. Cash and cash equivalent paid for acquiring subsidiaries and other operating entities	1,634,418	–
Less: Cash and cash equivalent owned by subsidiaries and other operating entities	223,427	–
3. Net cash paid for acquiring subsidiaries and other operating entities	1,410,991	–
4. Net assets of subsidiaries acquired	9,538,273	–
Current assets	225,427	–
Non-current assets	12,391,887	–
Current liabilities	56,620	–
Non-current liabilities	3,022,421	–

(4) *Cash and cash equivalents*

Items	2013	2012
Cash	10,965,667	12,799,757
Including: Cash on hand	632	8,688
Bank deposits that can be readily drawn on demand	10,962,747	12,789,720
Other cash that can be readily drawn on demand	2,288	1,349
Cash equivalents	–	–
Cash and cash equivalents balance at year end	10,965,667	12,799,757
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Group	–	–

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i. RELATIONSHIP OF RELATED PARTIES

1. *Controlling shareholder and ultimate controlling party*

(1) *Controlling shareholder and ultimate controlling party*

Controlling shareholder and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Organization code
Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Zhang Xinwen	166122374

(2) *Registered capital of controlling shareholder and its changes.*

Controlling shareholder	At January 1, 2013	Addition	Reduction	At December 31, 2013
Yankuang Group Co. Ltd	3,353,388	–	–	3,353,388

(3) *The proportion and changes of equity or interest of controlling shareholder*

Controlling shareholder	Shareholding amount		Shareholding proportion	
	At December 31, 2013	At January 1, 2013	At December 31, 2013	At January 1, 2013
Yankuang Group Co. Ltd	2,600,000	2,600,000	52.86%	52.86%

Note: At the end of this reporting period, Yankuang Group Co. Ltd holds 180,000,000 H-shares of the Company through its wholly-owned subsidiaries, accounting for approximately 3.66% of the Company's total issued share capital.

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

2. *Subsidiaries*

(1) *Subsidiaries*

Subsidiaries	Type of enterprise	Registration Location	Business nature	Statutory representative	Organization code
Yancoal Australia Limited	limited liability	Australia	Investment and shareholding	-	-
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales	-	-
Yancoal Resources Limited	limited liability	Australia	Coal mining and sales	-	-
Gloucester Coal Ltd.	limited liability	Australia	Coal mining and sales	-	-
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd.	limited liability	Shanxi	Intensive process of coal product	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd.	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1
Yanzhou Coal Yulin Neng Hua Co., Ltd.	limited liability	Shaanxi	Production and sales of methanol and acetic acid	He Ye	75881603-8
Yanmei Heze Neng Hua Co., Ltd.	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol, coal mining and sales	Yin Mingde	69594585-1
Ordos Zhuan Longwan Coal Co., Ltd.	limited liability	Inner Mongolia	Coal sales, manufacture and sales of mechanical equipment in coal mine	Shao Shipu	07259877-7
Ordos Ying Panhao Coal Co., Ltd.	limited liability	Inner Mongolia	Coal sales, manufacture and sales of mechanical equipment in coal mine	Shao Shipu	07259986-8
Inner Mongolia Yize Mining Investment Co., Ltd.	limited liability	Inner Mongolia	Investment	Yin Mingde	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd.	limited liability	Inner Mongolia	Methanol production	Yin Mingde	67067850-7
Inner Mongolia Daxin Industrial Gas Co., Ltd.	limited liability	Inner Mongolia	Industrial gas production	Yin Mingde	67691995-7
Inner Mongolia Xintai Coal Mining Co., Ltd.	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3
Yancoal International (Holding) Co., Ltd.	limited liability	Hong Kong	Investment and shareholding	-	-
Yancoal International Technology Development Co., Ltd.	limited liability	Hong Kong	Development of miner's exploitation technology	-	-
Yancoal Technology (Holding) Ltd.	limited liability	Australia	Holding company	-	-
Premier Char Pty Ltd.	limited liability	Australia	Research and development of the technology and procedures in relation to processing coal char	-	-

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

2. *Subsidiaries (continued)*

(1) *Subsidiaries (continued)*

Subsidiaries	Type of enterprise	Registration Location	Business nature	Statutory representative	Organization code
Yancoal International Trading Co., Ltd.	limited liability	Hong Kong	Transit trade of coal	-	-
Yancoal International Resources Development Co., Ltd.	limited liability	Hong Kong	Exploration and development of mining resources	-	-
Yancoal Luxembourg Energy Holding Co., Ltd.	limited liability	Luxembourg	Investment and shareholding	-	-
Yancoal Canada Resources Holding Co., Ltd.	limited liability	Canada	Development and sales of mining resources	-	-
Yancoal Energy Pty Ltd.	limited liability	Australia	Holding company	-	-
Syntech Holdings Pty Ltd.	limited liability	Australia	Holding company and mining management	-	-
Syntech Holdings II Pty Ltd.	limited liability	Australia	Holding company	-	-
Athena Holdings Pty Ltd.	limited liability	Australia	Holding company	-	-
Tonford Holdings Pty Ltd.	limited liability	Australia	Holding company	-	-
Wilpeena Holdings Pty Ltd.	limited liability	Australia	Holding company	-	-
Premier Coal Holdings Ltd.	limited liability	Australia	Holding company	-	-
Premier Coal Limited	limited liability	Australia	Coal mining and sales	-	-
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	limited liability	Shandong	Gangues soring and processing, freight transportation	Zhang Chuanwu	16613184-4
Shandong Coal Trading Centre Co., Ltd.	limited liability	Shandong	Coal spot trade service and management	Hou Qingdong	05239376-6
Inner Mongolia Haosheng Coal Minig Co., Ltd.	limited liability	Ordos	Sales of coal mine machinery equipment and accessories	Yin Mingde	55280650-4
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	limited liability	Shandong Rizhao	Coal wholesale management and others	Liu Chun	06044704-X

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

2. *Subsidiaries (continued)*

(2) *The registered capital of subsidiaries and its changes*

Subsidiaries	At January 1, 2013 (RMB'0000)	Addition	Reversal	At December 31, 2013 (RMB'0000)
Yancoal Australia Limited	AUD656,700,000	-	-	AUD656,700,000
Austar Coal Mine Pty Limited	AUD64,000,000	-	-	AUD64,000,000
Yancoal Resources Limited	AUD 446,410,000	-	-	AUD 446,410,000
Gloucester Coal Ltd.	AUD719,720,000	-	-	AUD719,720,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	60,000	-	-	60,000
Shanxi Heshun Tianchi Energy Co., Ltd.	9,000	-	-	9,000
Shanxi Tianhao Chemicals Co., Ltd.	15,000	-	-	15,000
Yanzhou Coal Yulin Neng Hua Co., Ltd.	140,000	-	-	140,000
Yanmei Heze Neng Hua Co., Ltd.	300,000	-	-	300,000
Shandong Yanmei Shipping Co., Ltd.	550	-	-	550
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	210	-	-	210
Shandong Hua Ju Energy Co., Ltd.	28,859	-	-	28,859
Yanzhou Coal Ordos Neng Hua Co., Ltd.	310,000	-	-	310,000
Ordos Zhuan Longwan Coal Co., Ltd.		5,000		5,000
Ordos Ying Panhao Coal Co., Ltd.		30,000		30,000
Inner Mongolia Yize Mining Investment Co., Ltd.	13,626	53,874	-	67,500
Inner Mongolia Rongxin Chemicals Co., Ltd.	300	64,536	-	64,836
Inner Mongolia Daxin Industrial Gas Co., Ltd.	411	20,589	-	21,000
Inner Mongolia Xintai Coal Mining Co., Ltd.	500	-	-	500
Yancoal International (Holding) Co., Ltd.	USD2,800,000		-	USD2,800,000
Yancoal International Technology Development Co., Ltd.	USD1,000,000		-	USD1,000,000
Yancoal Technology (Holding) Ltd.	AUD75,410,000	-	-	AUD75,410,000
Premier Char Pty Ltd.	AUD1,000,000		-	AUD1,000,000
Yancoal International Trading Co., Ltd.	USD1,000,000		-	USD1,000,000
Yancoal International Resources Development Co., Ltd.	USD600,000		-	USD600,000
Yancoal Luxembourg Energy Holding Co., Ltd.	USD500,000		-	USD500,000
Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000		-	USD290,000,000
Yancoal Energy Pty Ltd.	AUD202,980,000	-	-	AUD202,980,000
Syntech Holdings Pty Ltd.	AUD223,470,000	-	-	AUD223,470,000
Syntech Holdings II Pty Ltd.	AUD6,320,000		-	AUD6,320,000
Athena Holdings Pty Ltd.	AUD24,450,000	-	-	AUD24,450,000
Tonford Holdings Pty Ltd.	AUD46,410,000	-	-	AUD46,410,000
Wilpeena Holdings Pty Ltd.	AUD3,460,000	-	-	AUD3,460,000
Premier Coal Holdings Ltd.	AUD321,610,000	-	-	AUD321,610,000
Premier Coal Limited	AUD8,780,000	-	-	AUD8,780,000
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	240	-	-	240
Shandong Coal Trading Centre Co., Ltd.	10,000	-	-	10,000
Inner Mongolia Haosheng Coal Minig Co., Ltd.	50,000	30,000	-	80,000
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	30,000	-	-	30,000

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

2. *Subsidiaries (continued)*

(3) *The proportion and changes of equity interest of subsidiaries*

Subsidiaries	Shareholding amount (RMB'0000) At December 31, 2013	Shareholding amount (RMB'0000) At January 1, 2013	Shareholding proportion (%) At December 31, 2013	Shareholding proportion (%) At January 1, 2013
Yancoal Australia Limited	AUD656,700,000	AUD656,700,000	78.00	78.00
Austar Coal Mine Pty Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Yancoal Resources Limited	AUD 446,410,000	AUD 446,410,000	100.00	100.00
Gloucester Coal Ltd.	AUD719,720,000	AUD719,720,000	100.00	100.00
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	60,000	60,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd.	7,318	7,318	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd.	14,979	14,979	99.89	99.89
Yanzhou Coal Yulin Neng Hua Co., Ltd.	140,000	140,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd.	295,000	295,000	98.33	98.33
Shandong Yanmei Shipping Co., Ltd.	506	506	92.00	92.00
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	110	110	52.38	52.38
Shandong Hua Ju Energy Co., Ltd.	27,459	27,459	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.	310,000	310,000	100.00	100.00
Ordos Zhuan Longwan Coal Co., Ltd.	5,000	-	100.00	-
Ordos Ying Panhao Coal Co., Ltd.	30,000	-	100.00	-
Inner Mongolia Yize Mining Investment Co., Ltd.	67,500	13,626	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd.	64,836	300	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd.	21,000	411	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Ltd.	400	400	100.00	80.00
Yancoal International (Holding) Co., Ltd.	USD2,800,000	USD2,800,000	100.00	100.00
Yancoal International Technology Development Co., Ltd.	USD1,000,000	USD1,000,000	100.00	100.00
Yancoal Technology (Holding) Ltd.	AUD75,410,000	AUD75,410,000	100.00	100.00
Premier Char Pty Ltd.	AUD1,000,000	AUD1,000,000	100.00	100.00
Yancoal International Trading Co., Ltd.	USD1,000,000	USD1,000,000	100.00	100.00
Yancoal International Resources Development Co., Ltd.	USD600,000	USD600,000	100.00	100.00
Yancoal Luxembourg Energy Holding Co., Ltd.	USD500,000	USD500,000	100.00	100.00
Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000	USD290,000,000	100.00	100.00
Yancoal Energy Pty Ltd.	AUD202,980,000	AUD202,980,000	100.00	100.00
Syntech Holdings Pty Ltd.	AUD223,470,000	AUD223,470,000	100.00	100.00
Syntech Holdings II Pty Ltd.	AUD6,320,000	AUD6,320,000	100.00	100.00
Athena Holdings Pty Ltd.	AUD24,450,000	AUD24,450,000	100.00	100.00
Tonford Holdings Pty Ltd.	AUD46,410,000	AUD46,410,000	100.00	100.00
Wilpeena Holdings Pty Ltd.	AUD3,460,000	AUD3,460,000	100.00	100.00
Premier Coal Holdings Ltd.	AUD321,610,000	AUD321,610,000	100.00	100.00
Premier Coal Limited	AUD8,780,000	AUD8,780,000	100.00	100.00
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	240	240	100.00	100.00
Shandong Coal Trading Centre Co., Ltd.	5,100	5,100	51.00	51.00
Inner Mongolia Haosheng Coal Minig Co., Ltd.	736,100	-	74.82	-
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	15,300	-	51.00	-

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

3. *Joint venture and associates*

(1) *Joint venture and associates*

Investee name	Type of enterprise	Registration address	Business nature	Statutory representative	Registered capital	Shareholding proportion (%)	Registered No.
Associated company							
China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Li Qingkui	RMB3 billion	30	66930776-8
Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Finance	Zhang Shengdong	RMB500 million	25	56250962-6
Shaanxi Future Energy Chemical Co., Ltd.	limited liability	Shaanxi	Coal mining and the CTL development project	Zhang Minglin	RMB5.4 billion	25	56714796-X
Shandong Shengyang Wood Co., Ltd.	limited liability	Shandong	Decoration and ornament materials	Guo Dechun	RMB15.09 million	39.77	74989916-9
Jining Jiemei New Wall Materials Co., Ltd.	limited liability	Shandong	Coal gangues fired brick	Tian Peng	RMB3.6 million	20	731708061
Newcastle Coal Infrastructure Group Pty Ltd (NCIG)	limited liability	Australia	Coal terminal	-	-	27	-
Joint venture company							
Ashton Coal Mines Limited	limited liability	Australia	Holding and sales of real-estate	-	AUD100	90	-
Australian Coal Processing Holding Pty Ltd.	limited liability	Australia	No operating company in Australia	-		90	-
Middlemount Joint Venture Pty Ltd	limited liability	Australia	Coal mining and sales	-		About 50	-

Note: The Company holds 90% shares and 50% voting shares of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited detailed in Note "V.i.7. (2)".

(2) *Financial information stated in Note "VI.10. (3)".*

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i. RELATIONSHIP OF RELATED PARTIES (continued)

4. Other related parties (limited to those that have transactions with the Group)

Type of related relationship	Related parties	Transactions
(1) Other enterprises under control of the same controlling shareholder and ultimate controlling party		
	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labour service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Jinming Electrical and Mechanical Co., Ltd.	Sales and purchase of materials, acceptance of labour service
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods
	Yankuang Group Donghua Logistics Co., Ltd.	Sales of goods and material, purchase of goods
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Sales and purchase of goods
	Yankuang Guohong Chemicals Co., Ltd.	Sales of goods
	Yankuang Group Co., Ltd. (Aluminium)	Sales of goods
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Jintong Rubber Co., Ltd.	Purchase of materials, acceptance of labour service
	Yankuang Meihua Gongxiao Co., Ltd	Sales and purchase of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labour service
	Yankuang Group Hailu Construction Co., Ltd.	Acceptance of labour service
	Yankuang Donghua 37 Chu	Sales of materials, acceptance of labour service
	Yankuang Donghua Construction Co., Ltd., Geological and Mining Branch	Sales of materials, acceptance of labour service
	Yankuang Donghua Construction Co., Ltd., Building and Installation Branch	Acceptance of labour service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Acceptance of labour service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Sales of goods
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Purchase of materials
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Zoucheng Shuangye Clothing Co., Ltd.	Purchase of materials
	Yanzhou Dongfang Jidian Co., Ltd.	Sales of goods, purchase of materials, acceptance of labour service
	Yankuang Group Finance Co., Ltd	Deposit, financial service
	Other enterprises under control of the same controlling shareholder	Sales of goods and materials, purchase of materials, acceptance of labour service
(2) Joint ventures	Ashton Mining Co., Ltd.	Dealing accounts, sales of goods, rendering of service
	Middlemount Joint Venture	Rendering of service
(3) Associate	Newcastle Coal Infrastructure Construction Group	Acceptance of labour service
(4) Other related parties	Noble Group	Dealing accounts, sales of goods, rendering of service, acceptance of service

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii. RELATED PARTY TRANSACTIONS

1. *Goods purchasing*

Type and name of related parties	2013 Amount	2013 Proportion (%)	2012 Amount	2012 Proportion (%)
Parent company and entities it controls	1,196,372	5	1,552,758	6
Total	1,196,372		1,552,758	

Note: Based on market price, calculated at negotiated price.

2. *Acceptance of labour service*

Type and name of related parties	2013 Amount	2013 Proportion (%)	2012 Amount	2012 Proportion (%)
Associate (Port charges)	392,898	54	–	–
Other related parties (Marketing service commission)	37,084	5	–	–
Total	429,982		–	

3. *Goods sales*

Type and Name of related parties	2013 Amount	2013 Proportion (%)	2012 Amount	2012 Proportion (%)
Controlling shareholder and entities it controls (Coal sales)	2,839,839	5	3,162,122	6
Other related parties (Coal sales)	2,337,691	4	–	–
Controlling shareholder and entities it controls (Methanol sales)	126,398	11	47,909	4
Joint Ventures (Coal sales)	796,212	1	1,030,323	2
Controlling shareholder and entities it controls (Material sales)	328,732	32	425,957	40
Controlling shareholder and entities it controls (Electricity power and heat supply)	111,675	25	167,295	35
Others	100,774		–	–
Total	6,641,321		4,833,606	

Note: Based on market price, calculated at negotiated price.

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii. RELATED PARTY TRANSACTIONS (continued)

4. *Guarantee*

Assurance Provider	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	RMB88 million	2006-2-13	2018-2-19	No
Yankuang Group	The Company	RMB2.55417 billion	2011-9-29	2016-9-28	No
Yankuang Group	The Company	RMB1 billion	2012-7-23	2017-7-22	No
Yankuang Group	The Company	RMB4 billion	2012-7-23	2022-7-22	No
Yankuang Group	Heze Neng Hua	RMB10 million	2012-5-28	2022-5-23	No
The Company	Yancoal International	RMB1.4 billion	2013-8-29	2016-8-28	No
The Company	Yancoal International	RMB2.1 billion	2013-8-29	2016-10-20	No
The Company	Yancoal International	RMB675.9 million	2013-12-23	2016-12-23	No
The Company	Yancoal International	RMB2 billion	2013-6-24	2016-6-20	No
The Company	Yancoal International	RMB1 billion	2013-12-16	2015-12-11	No
The Company (note)	Yancoal Australia	USD960.01 million	2009-12-16	2014-12-16	No
The Company (note)	Yancoal Australia	USD50 million	2009-12-9	2014-12-16	No
The Company	Yancoal Australia	USD869.66 million	2012-12-17	2017-12-16	No
The Company	Yancoal Australia	USD45 million	2012-12-17	2017-12-16	No
The Company	Yancoal Australia	RMB6.22 billion	2013-12-16	2018-12-17	No
The Company	Yancoal Australia	RMB325 million	2013-12-16	2018-12-17	No
The Company	Yancoal International	USD450 million	2012-5-16	2017-5-15	No
The Company	Yancoal International	USD550 million	2012-5-16	2022-5-15	No

Note: The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.

5. *Transaction with key management*

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others) for the period ended 31 December 2013 is RMB7.53 million. RMB8.65 million was paid as compared with same period in 2012.

6. *Free use of trademark*

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii. RELATED PARTY TRANSACTIONS (continued)

7. *Transactions with Yankuang Group Finance Company Limited and Middlemount Mine*

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB103.46 million and the interest income during this reporting period was RMB4.76 million.

During the reporting period, the amount of long-term loans of the Company from Yankuang Group Finance Company Limited was USD5.36 million and the interest expense was USD0.37 million. The amount of short-term loans was RMB150 million and the interest expense was RMB2.05 million.

During the reporting period, the Company paid Yankuang Group Finance Company Limited the commission charge of RMB1.64 million for the entrusted loans through it.

During the reporting period, Yancoal Australia, the subsidiary of the Company, provided loans amounting to AUD292.26 million to Middlemount Joint Venture, with the interest income of AUD17.78 million.

8. *Other transactions*

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance. Amount charged to expenses of the Company for 2013 and 2012 are RMB1.42851 billion and RMB1.40807 billion respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for 2013 and 2012 are RMB327.62 million and RMB576.71 million, respectively.

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii. RELATED PARTY TRANSACTIONS (continued)

8. *Other transactions*

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year transaction price shall be determined by market price, government pricing or negotiated price. Details are as following:

Items	2013 (RMB'0000)	2012 (RMB'0000)
Laboring received from the Group		
Construction service	**52,231**	68,979
Road transportation fee	**1,412**	6,765
Gas and heating expenses	**4,242**	3,962
Buildings management fee	**8,004**	13,720
Maintenance and Repairing service	**26,685**	32,760
Employees' benefits	**3,370**	4,901
Communication Services	**1,941**	3,591
Subtotal	**97,885**	134,678

iii. Amount due to or from related party

1. *Notes receivables*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Parent company	–	3,850
Other enterprises under the control of the same parent company	**383,459**	1,034,774
Total	**383,459**	1,038,624

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii. Amount due to or from related party (continued)

2. *Accounts receivables*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Other enterprises under the control of the same parent company	19,412	837
Joint venture	28,859	–
Others	78,344	–
Total	126,615	837

3. *Other receivables*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Parent company	16,994	16,894
Other enterprises under the control of the same parent company	1,177	26,079
Joint venture	160,723	187,324
Associates	86,213	90,924
Total	265,107	321,221

4. *Prepayment*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Other enterprises under the control of the same parent company	31,653	66,689
Total	31,653	66,689

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii. Amount due to or from related party (continued)

5. *Accounts payables*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Parent company	338	338
Other enterprises under the control of the same parent company	44,398	93,374
Others	11,305	-
Total	56,041	93,712

6. *Other payables*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Parent company	617,440	1,164,998
Other enterprises under the control of the same parent company	344,593	413,815
Joint venture	-	44,451
Total	962,033	1,623,264

7. *Advance from the related parties*

Related parties (Items)	At December 31, 2013	At January 1, 2013
Other enterprises under the control of the same parent company	104,727	95,473
Total	104,727	95,473

VIII. CONTINGENCY

1. Australian subsidiaries and joint ventures

Items	As at December 31, 2013	As at January 1, 2013
Performance guarantees provided to daily operations	**1,421,302**	1,832,002
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	**201,037**	380,913
Total	**1,622,339**	2,212,915

Note: The events stated above are mainly due to the acquisition of Yancoal Resources, Syntech, Syntech II, Premier Coal and Premier Char, etc.

2. Tax credit from research and development expense of Yancoal Australia

Yancoal Australia, the subsidiary of the Company, received an adverse decision from Innovative Australia Organization, in relation to the research and development activity of income tax registration from June 2005 to December 2009. The preference involved in the related research and development during this period amounted to approximately AUD19 million, which was turned over to Australian Tax Office by Innovative Australia Organization for the examination of related tax credit. As at 31 December 2013, the day of signing the Annual Report, there was no modified assessment from tax executive.

3. Except for the contingencies stated above and included in Note "VII, ii, 4", as at December 31, 2013, the Group does not have any other significant contingencies.

IX. COMMITMENTS

1. Ongoing investment agreement and related financial expenditure

(1) In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (note VI. 16). By the end of the reporting period, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company's application legal files for establishment and registration have been handled to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2) The Company entered into equity transfer agreements and supplementary agreements with three independent third parties during 2010-2012 to acquire 74.82% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited. According to several capital increase resolutions of the board of Inner Mongolia Haosheng Coal Mining Company Limited during 2011-2012, the Company needed to pay RMB7.361 billion for equity transfer and capital increase. As at the end of the reporting period, RMB4.84303 billion has been paid by the Company and RMB2.51797 billion was still unpaid.

2. Ongoing lease agreements and related financial influence

As at 31 December 2013 (T), the amount shall be carried by the Group for irrevocable operating lease and financing lease of machinery and equipments, buildings, etc. are stated as the follows:

Terms	**Operating lease** (RMB'0000)	**Financing lease** (RMB'0000)
T+1years	1,330	5,761
T+2years	1,298	5,873
T+3years	1,314	5,890
T+3years later	2,115	14,021
Total	6,057	31,545

3. By 31 December 2013, the Group's other commitments which have not been recognized in the financial statements are as follows:

Commitments	**At December 31, 2013 (RMB'0000)**	At January 1, 2013 (RMB'0000)
Capital expenditure-purchase and construction of assets	**241,446**	293,715
Total	**241,446**	293,715

4. Except for the above stated commitments, the Company has no other significant commitments to claim by 31 December 2013.

X. EVENTS AFTER BALANCE SHEET DATE

1. As approved by the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company proposed to declare a cash dividend payable at RMB0.2 per ten share (tax include) on the basis of total capital on 31 December 2013. This shall be implemented after the authorization by shareholders' general meeting of the Company.

2. Upon approved by at the fifth meeting of the fifth session of the Board held on December 2, 2011, voted through the first interim meeting of shareholders held on February 8, 2012, and ratified by the document "Zhengjian Xuke [2012] No.592" issued by China Securities Regulatory Commission, the Company was approved to make an issuance of corporate bonds in the P.R.C., with an aggregate denomination amount not exceeding RMB 10 billion. The Company has issued the first tranche of corporate bond in July 2012 and will issue second tranche in 6th March 2014. The face vaule is RMB 100 and total amount is RMB5 billion.

3. Upon ratified by the document "Zhongshixiezhu [2013] PPN No.306 <Notice to Acceptance of Registration>" and "Zhongshixuezhu [2013] CP No.418 <Notice to Acceptance of Registration>" issued by National Association of Financial Market Institutional Investors, the Company was approved to register the short-term commercial paper with the aggregate amount of RMB 15 billion. The Company has issued first tranche of short term financing notes in November 2013 and will issue second tranche of short term financing notes in 14th March 2014 and raise RMB 5 billion.

4. Except for the above stated events, as at the end of the reporting period, the Group has no other significant events after balance sheet day to claim.

XI. SEGMENT REPORT

1. Segment report in 2013 Unit:

RMB'000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment elimination	Total
Operating revenue	58,050,718	501,235	2,504,750	75,576	2,405,690	58,726,589
- External	56,612,048	457,898	1,628,316	28,327	-	58,726,589
- Inter-segment	1,438,670	43,337	876,434	47,249	2,405,690	-
Operating cost and expenses	57,808,504	462,850	2,222,607	161,528	1,818,773	58,836,716
- External	43,976,673	309,806	1,298,722	25,997	-	45,611,198
- Inter-segment	1,035,078	27,134	701,147	39,211	1,802,570	-
- Operating expense during the period	12,796,753	125,910	222,738	96,320	16,203	13,225,518
Total operating profit (loss)	242,214	38,385	282,143	-85,952	586,917	-110,127
Total assets	150,523,047	493,305	7,427,723	11,307,268	44,051,869	125,699,474
Total liabilities	94,383,715	170,879	4,039,773	13,376,366	28,828,306	83,142,427
Complementary information						
Depreciation and amortization	3,855,464	68,098	454,632	2,306	-	4,380,500
Non-cash expenses excluding depreciation and amortization	2,109,608	-	46	-4	-	2,109,650
Capital expenditure	7,982,589	22,005.	945,938	145,803	-	9,096,335

2. Segment report in 2012

Unit: RMB'000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment elimination	Total
Operating revenue	58,465,510	497,989	2,484,358	58,610	1,832,921	59,673,546
- External	57,554,980	465,428	1,619,633	33,505	-	59,673,546
- Inter-segment	910,530	32,561	864,725	25,105	1,832,921	-
Operating cost and expenses	54,301,645	550,157	2,368,280	-5,490	1,464,343	55,750,249
- External	43,642,040	353,159	1,464,844	25,793	-	45,485,836
- Inter-segment	728,424	27,350	691,780	16,789	1,464,343	-
- Operating expense during the period	9,931,181	169,648	211,656	-48,072	-	10,264,413
Total operating profit	4,163,865	-52,168	116,078	64,100	368,578	3,923,297
Total assets	147,177,521	558,153	6,692,565	2,148,007	35,825,411	120,750,835
Total liabilities	94,772,696	66,650	3,087,113	100,991	24,894,970	73,132,480
Complementary information						
Depreciation and amortization	4,276,553	78,668	455,564	3,388	-	4,814,173
Non-cash expenses excluding depreciation and amortization	811,548	-	-818	423	-	811,153
Capital expenditure	5,818,188	-	1,136,469	-	-	6,954,657

XII. OTHER IMPORTANT EVENTS

1. Leases

(1) See Note VI.11.(2) for fixed assets by financing leases.

(2) See Note IX.2 for the minimum financing lease payment.

(3) See Note IX.2 for the minimum payment of significant operating leases.

(4) See Note VI.11.(1) note 1 for leaseback of fixed assets after sold.

2. Assets and liabilities measured at fair values

Items	At January 1, 2013	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At December 31, 2013
Financial assets					
Hedging instrument	90,731	-	-45,295	-	16,651
Available for sales financial assets	167,893	-	3,962	-	173,057
Subtotal	258,624	-	-41,333	-	189,708
Financial liabilities					
Hedging instrument	128,077	-	-199,050	-	315,111
Subtotal	128,077	-	-199,050	-	315,111

XII. OTHER IMPORTANT EVENTS (continued)

3. Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2013	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At December 31, 2013
Financial assets					
Bank balance and cash	1,621,952	-	-	-	4,836,810
Hedging instrument	90,731	-	-45,295	-	16,651
Loans and receivables	465,601	-	-	-	1,883,767
Subtotal	2,178,284	-	-45,295	-	6,737,228
Financial liabilities					
Hedging instrument	128,077	-	-199,050	-	315,111
Bank Loans	19,901,538	-	-	-	28,950,280
Others financial liabilities	9,498,432	-	-	-	6,299,312
Subtotal	29,528,047	-	-199,050	-	35,564,703

4. Deposit of Environment Restoration

Pursuant to "Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration" and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the reporting period, the Company and the subsidiary Heze Neng Hua have handed in RMB1,000 million and RMB52 million. In addition, pursuant to the provisions of "Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)" issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB43.49 million.

XII. OTHER IMPORTANT EVENTS (continued)

5. Tax audit of Yancoal Australia Limited

In 2012, Australian Tax Office (ATO) conducted a risk review of the Company's previous tax reporting. Yancoal Australia Limited received the official notice from ATO for the tax audit in October 2013. As at December 31, 2013, the audit is still ongoing.

6. Financial support to Middlemount Joint Venture Pty Ltd

Yancoal Australia, the subsidiary of the Company, submitted the document of offering financial support to Middlemount Joint Venture in 2013, commitment:

(1) Yancoal Australia will not require Middlemount Joint Venture repay any debts, except Middlemount Joint Venture agree to repay or otherwise specified in the loan agreement.

(2) Yancoal Australia provides financial support to Middlemount Joint Venture, making it be able to repay the due debts. The borrowing amount will be determined on Yancoal Australia's equity holdings and the required amount of the loan.

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1. Accounts receivable

(1) *Accounts receivable by category*

	At December 31, 2013				At January 1, 2013			
	Book balance		Bad debt Provision		Book balance		Bad debt Provision	
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%
Accounts receivables accrued bad debt provision as per portfolio	–	–	–	–	–	–	–	–
Accounting aging portfolio	168,809	36	8,180	100	24,135	19	2,419	100
Risk-free portfolio	303,447	64	–	–	102,837	81	–	–
The subtotal of portfolio	472,256	100	8,180	100	126,972	100	2,419	100
Total	472,256	100	8,180	100	126,972	100	2,419	100

1) There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2) Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At December 31, 2013			At January 1, 2013		
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
within 1 year	167,322	4	6,693	22,548	4	902
1 to 2 years	–	30	–	100	30	30
2 to 3 years	–	50	–	–	50	–
Over 3 years	1,487	100	1,487	1,487	100	1,487
Total	168,809	–	8,180	24,135	–	2,419

376

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1. Accounts receivable (continued)

(1) Accounts receivable by category

3) Accounts receivables in the portfolio accrued the bad debt provision under other method:

Item	Carrying amount	Bad debt amount
Risk-free portfolio	303,447	–
Total	303,447	–

Note: As of the end of the period, all risk-free portfolios are considered as accounts receivables without recovery risk by the management.

(2) There were no accounts receivables written off during the reporting period.

(3) Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(4) The five largest debtors

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)
Huadian Power International Corp., Ltd.	Third party	151,266	Within 1 year	32
Linyi Mengfei Commerce Company	Third party	76,100	Within 1 year	16
Haoyu Materials Group Company	Third party	52,450	Within 1year	11
Zoucheng Pengxiang Industrial and Trading Company	Third party	50,000	Within 1 year	11
Rizhao Xingjiayu Trading Co., Ltd.	Third party	48,000	Within 1 year	10
Total		377,816		80

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2. Other receivables

(1) Other receivables by category

Item	At December 31, 2013				At January 1, 2013			
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision	
	RMB	%	RMB	%	RMB	%	RMB	%
Accounts receivables accrued bad debt provision as per portfolio								
Accounting aging portfolio	17,141	-	15,091	100	24,522	-	19,868	100
Risk-free portfolio	11,662,011	100	-	-	10,438,780	100	-	-
The subtotal of portfolio	11,679,152	100	15,091	100	10,463,302	100	19,868	100
Total	11,679,152	100	15,091	100	10,463,302	100	19,868	100

1) There was no the individually significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

2) Other receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

Items	At December 31, 2013			At January 1, 2013		
	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision
Within 1 year	1,625	4	65	4,790	4	192
1 to 2 year	700	30	210	71	30	21
2 to 3 years	–	50	–	13	50	7
Over3 years	14,816	100	14,816	19,648	100	19,648
Total	17,141	–	15,091	24,522	–	19,868

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2. Other receivables (continued)

(1) *Other receivables by category (continued)*

3) Other receivables in the portfolio accrued bad debt provision under other methods:

Item	Carrying amount	Bad debt amount
Risk-free portfolio	11,662,011	–
Total	11,662,011	–

Note: As at the end of the period, risk-free portfolio included RMB11.56101 billion receivables due from related parties,

(2) *There were no other receivables written off during the reporting period.*

(3) As at December 31 2013, the account receivables due from the controlling shareholder of the Company were RMB16.99 million (RMB16.89 million at December 31 2012).

(4) *The five largest other debtors*

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents
Yancoal International (Holding) Co., Ltd.	Holding subsidiary	4,830,108	1 to 2 years	41	Investment, borrowing
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	3,665,000	1 to 3 years	31	Borrowing
Yancoal Australia Ltd.	Holding subsidiary	2,719,217	Within 1 year	23	Borrowing
Shanxi Hesun Tianchi Energy Co., Ltd	Holding subsidiary	232,301	1 to 2 years	2	Borrowing, materials
Shandong Shengyang Wood Co., Ltd.	Associate	86,213	1 to 2 years	1	Dealing accounts
Total		11,532,839		98	

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2. Other receivables (continued)

(5) Other receivables due from related parties were RMB11.56101 billion as at 31 December 2013, accounting for 99% of other receivables.

(6) *Other receivables denominated in foreign currency*

	At December 31, 2013			At January 1, 2013		
Item	**Original currency**	**Exchange rate**	**RMB equivalent**	Original currency	Exchange rate	RMB equivalent
USD	550,235	6.0969	3,354,728	7,183	6.2855	45,149
Total			3,354,728			45,149

3. Long-term equity investment

(1) *Long-term equity investment*

Items	**At December 31, 2013**	At January 1, 2013
Long-term equity investments under cost method	19,921,276	12,407,280
Long-term equity investments under equity method	2,744,956	2,624,275
Long-term equity investments-Total	22,666,232	15,031,555
Less: provision for impairment	–	–
Long-term equity investments – net	22,666,232	15,031,555

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3. Long-term equity investment (continued)

(2) *Under cost method and equity method*

Name of investees	Shareholding proportion	Ratio of voting share	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends
Under cost method								
Qingdao Zhongyan	52.38	52.38	1,100	2,710	-	-	2,710	-
Yanmei Shipping	92	92	3,430	10,576	-	-	10,576	-
Heze Neng Hua	98.33	98.33	1,450,000	2,924,344	-	-	2,924,344	-
Yancoal Australia	78	78	403,282	3,781,600	-	-	3,781,600	-
Yulin Neng Hua	100	100	776,000	1,400,000	-	-	1,400,000	-
Shanxi Neng Hua	100	100	600,000	508,206	-	-	508,206	-
Ordos Neng Hua	100	100	500,000	3,100,000	-	-	3,100,000	-
Hua Ju Energy	95.14	95.14	599,523	599,523	-	-	599,523	-
Yancoal International (Holing) Co., Ltd.	100	100	17,917	17,917	-	-	17,917	-
Beisheng Industry and Trade Co., Ltd	100	100	2,404	2,404	-	-	2,404	-
Shandong Zoucheng Jianxin Cunzhen Bank	9	9	9,000	9,000	-	-	9,000	-
Coal Trading Centre	51	51	51,000	51,000	-	-	51,000	-
Haosheng Company	74.82	74.82	7,136,536	-	7,360,996	-	7,360,996	-
Coal Storage and Blending Company	51	51	153,000	-	153,000	-	153,000	-
Subtotal			11,703,192	12,407,280	7,513,996	-	19,921,276	-
Under equity method								
China HD Zouxian Co., Ltd.	30	30	900,000	1,082,194	198,494	97,590	1,183,098	97,590
Yankuang Group Finance Co., Ltd	25	25	125,000	191,417	36,066	15,625	211,858	15,625
Shaanxi Future Energy Chemical Co,. Ltd	25	25	540,000	1,350,000	-	-	1,350,000	-
Shengyang Wood	39.77	39.77	6,000	418	-	418	-	-
Jiemei Wall Materials	20	20	720	246	-	246	-	-
Subtotal			1,571,720	2,624,275	234,560	113,879	2,744,956	113,215
Total			13,274,912	15,031,555	7,748,556	113,879	22,666,232	113,215

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3. Long-term equity investment (continued)

(3) Investment in associates

Name of investees	Shareholding proportion (%)	Ratio of voting share(%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue for the reporting period	Net profit for the reporting period
Associates							
China HD Zouxian Co., Ltd.	30	30	5,836,428	1,892,768	3,943,660	4,581,549	661,647
Yankuang Group Finance Co., Ltd	25	25	6,190,614	5,343,181	847,433	307,162	144,265
Shaanxi Future Energy Chemical Co., Ltd	25	25	8,263,850	2,863,850	5,400,000	-	-
Shandong Shengyang Wood Co., Ltd	39.77	39.77	93,617	97,417	-3,800	81,769	-4,851
Jining Jiemei New Wall Material Co., Ltd	20	20	6,295	7,403	-1,108	5,271	-2,335
			20,390,804	10,204,619	10,186,185	4,975,751	798,726

(4) No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4. Operation revenue and operation cost

Items	2013	2012
Principal operations revenue	**38,090,007**	42,839,918
Other operations revenue	**2,438,377**	1,400,840
Total	**40,528,384**	44,240,758
Principal operations cost	**27,976,167**	32,819,589
Other operations cost	**2,698,753**	1,636,147
Total	**30,674,920**	34,455,736

(1) Principal operations – Classification by business

Items	2013 Operation revenue	2013 Operation cost	2012 Operation revenue	2012 Operation cost
Coal mining	**37,632,109**	**27,666,361**	42,375,850	32,467,662
Railway transportation	**457,898**	**309,806**	464,068	351,927
Total	**38,090,007**	**27,976,167**	42,839,918	32,819,589

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4. Operation revenue and operation cost (continued)

(2) Principal operations – Classification by product

Items	2013 Operation revenue	2013 Operation cost	2012 Operation revenue	2012 Operation cost
Revenue from self-produced coal	**17,991,449**	**8,121,984**	20,789,372	10,944,765
Sales of externally purchased coal	**19,640,660**	**19,544,377**	21,586,478	21,522,897
Revenue from railway transportation services	**457,898**	**309,806**	464,068	351,927
Total	**38,090,007**	**27,976,167**	42,839,918	32,819,589

(3) Principal operations – Classification by area

Area	2013 Operation revenue	2013 Operation cost	2012 Operation revenue	2012 Operation cost
Domestic	**38,088,894**	**27,975,448**	42,832,454	32,815,660
Overseas	**1,113**	**719**	7,464	3,929
Total	**38,090,007**	**27,976,167**	42,839,918	32,819,589

(4) Total revenue of the 5 largest customers for this reporting period is RMB7.93068 billion, which accounts for 20% in total revenue.

5. Investment income

(1) Sources of investment income

Items	2013	2012
Long-term equity investment income under cost method	**3,947**	4,148
Long-term equity investment income under equity method	**233,896**	141,986
Investment income of entrust loan	**760,993**	569,445
Investment income of AFS financial assets	**4,482**	3,702
Investment income from disposal of long-term contracts	**66,913**	–
Total	**1,070,231**	719,281

XIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5. Investment income (continued)

(2) Long-term equity investment income under equity method

Item	2013	2012	Reason of change
Total	**233,896**	141,986	
Including:			
China HD Zouxian Co., Ltd.	**198,494**	108,434	HD Zouxian current profit changed
Yankuang Group Finance Co., Ltd	**36,066**	36,816	Finance Company current profit changed
Shengyang Wood	**-418**	-3,122	Shengyang Wood current profit changed
Jiemei Wall Materials	**-246**	-142	Jiemei Wall Material current profit changed

(3) There is no major limit on recovery of investment income to the Group.

6. Supplement information of cash flow statement of the parent company

Items	2013	2012
1. **Reconciliation of net profit to net cash flow from operating activities**		
Net profit	**5,101,792**	4,025,727
Add: Provision of impairment of assets	**984**	6,913
Depreciation of fixed assets	**1,074,300**	1,241,039
Amortization of intangible assets	**196,737**	767,425
Amortization of long-term deferred expenses	**8**	8
Special reserves accrued	**758,138**	742,463
Losses on disposal of fixed assets, intangible and other long-term assets ("-" represents gain)	**-38,808**	-11,662
Gain or loss from change of fair value ("-" represents gain)	**148,035**	15,005
Financial expenses ("-" represents gain)	**861,515**	957,776
Loss arising from investments ("-" represents gain)	**-1,070,231**	-719,281
Influence of deferred taxes assets("-" represents increase)	**302,437**	-136,958
Decrease in inventories ("-" represents increase)	**-138,874**	63,489
Decrease in receivables under operating activities ("-" represents increase)	**-1,290,990**	-960,361
Increase in payables under operating activities ("-" represents decrease)	**-3,326,220**	-1,276,274
Net cash flow from operating activities	**2,578,823**	4,715,309
2. Changes in cash and cash equivalents:		
Cash, closing	**6,620,343**	9,388,641
Less: Cash, opening	**9,388,641**	6,014,806
Net addition in cash and cash equivalents	**-2,768,298**	3,373,835

XV. APPROVAL OF FINANCIAL STATEMENTS

 The financial statements have been approved by board of directors on 21 March 2014.

SUPPLEMENT

1. Reconciliation for differences of net profits and net assets

Items	Equity attributable to parent company shareholders At 31 December 2013	At 1 January 2013	Net profit attributable to parent company shareholders 2013	2012
As per the financial statements prepared under IFRS	40,378,677	45,530,034	777,368	6,065,570
1) Business combination adjustment under common control (note 1)	-1,409,266	-1,422,472	13,206	7,547
2) Special reserves (note 2)	-730,491	-615,984	697,383	-738,448
3) Deferred tax effect(note 3)	710,748	936,685	-225,937	151,538
4) Others	30,818	-61,334	9,191	-123,761
As per PRC ASBEs	38,980,486	44,366,929	1,271,211	5,362,446

(1) Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(2) As stated in Note II. 26, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like maintenance fees, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner's equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

(3) The differences between the above mentioned standards bring differences in tax and influence of minority equity.

SUPPLEMENT (continued)

2. Extraordinary gain or loss

Pursuant to *Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain or loss*, extraordinary gains or losses of the Company are as follows:

Items	2013	2012
Gain and loss from disposal of non-current assets	15,155	12,059
Government subsidies included in the gains and losses of the period	168,770	71,599
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of subsidiaries, associates and joint ventures acquired	–	1,294,345
Current net profit or loss from beginning of the year to the combination date for subsidiaries generated by business combination under common control	–	-62,188
Gain and loss from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operations	35,572	3,702
Investment income from disposal of available for sales financial assets	–	-934
Gain and loss from debt restructuring	1,888	
Fair value changes of CVR	-241,223	-79,423
Other non-operating revenues and expenses excluding the above items	56,707	-16,680
Subtotal	36,869	1,222,480
Income tax effect		
Including: income tax effect arising on introduction of MRRT	–	-1,099,255
Other income tax effect	-2,663	397,891
Subtotal	-2,663	-701,364
Extraordinary gain or loss excluding income tax effect	39,532	1,923,844
Including: attributable to shareholders of the parent company	78,591	1,923,396
Minority interest effect(after tax)	-39,059	448

3. Return on net assets and earnings per share

Pursuant to *Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share* Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

Profit during the report period	Weighted average return on net assets (%)	Earnings per share: Basic Earnings per share	Earnings per share: Diluted earnings per share
Net profit attributable to shareholders of the parent company	2.98	0.2585	0.2585
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	2.80	0.2425	0.2425

SUPPLEMENT (continued)

4. Significant fluctuation and related reasons for main items of financial statements

Items of the end of the reporting period consolidated balance sheet that have significant changes compared to the beginning of the reporting period are shown below:

Items	At December 31, 2013	At January 1, 2013	Fluctuation (%)	Note
Accounts receivable	**1,461,387**	926,403	57.75	1
Prepayments	**1,165,331**	692,043	68.39	2
Other receivables	**598,840**	3,595,462	-83.34	3
Construction in progress	**31,391,802**	17,261,615	81.86	4
Notes payable	**316,361**	3,905,148	-91.90	5
Advances from customers	**852,247**	1,368,734	-37.73	6
Other payables	**5,419,873**	3,205,528	69.08	7
Non-current liabilities within one year	**3,702,281**	6,278,470	-41.03	8
Long-term loan	**31,019,648**	21,843,506	42.01	9
Long-term payable	**2,833,205**	1,835,647	54.34	10
Other non-current liabilities	**62,327**	1,460,581	-95.73	8

Note 1: The increase of accounts receivable is due to the increase of receivables of the sales of coal.

Note 2: The increase of prepayments is due to the increase of prepayment of purchased coal.

Note 3: The decrease of other receivables is due to transferring the amount of share purchasing and registered capital into long-term equity investment as a result of including Haosheng and Coal Storage and Blending in combination

Note 4: The increase of construction in progress is due to the new Shilawusu coal mine and coal processing project of RMB12.56505 billion.

Note 5: The decrease of notes payable is mainly caused by Australian Company paying the Gloucester 's original shareholders' capital returned fund AUD 586.19 million in this period.

Note 6: The decrease of advances from customers is mainly caused by the decrease of advances from coal income.

Note 7: The increase of other payable is mainly caused by the unpaid equity acquisition purchased price balance RMB 2,519.31 million of Haosheng Company transferred into this account.

Note 8: The decrease of non-current liabilities within one year was mainly due to the fact that Ordos Neng Hua paid RMB2.3 billion for the mining rights of Zhuan Longwan coal mine and the parent company paid back RMB2 billion of finance leases; Besides, CVR, issued for the merger between Yancoal Australia and Gloucester, was transferred into the non-current liabilities within one year during the reporting period, the balance of CVR by the end of the period was RMB1.40873 billion.

Note 9: The increase of long-term payables was mainly due to the new financing lease account to Jianxin Financial Lease Co., Ltd by the parent company during the reporting period.

Note 10: The increase of long-term payable is mainly due to the finance lease payable to Jianxin Finance Lease by the parent company.

SUPPLEMENT (continued)

4. Significant fluctuation and related reasons for main items of financial statements (continued)

Items for this year that have significant changes compared to last year on the consolidated income statement are shown below:

Items	2013	2012	Fluctuation (%)	Note
Finance cost	**3,204,459**	459,648	597.15	1
Impairment loss of assets	**2,109,650**	811,153	160.08	2
Gain or loss on fair value changes	**-277,046**	-103,017	168.93	3
Non-operating revenue	**295,311**	1,414,668	-79.13	4
Other comprehensive income	**-4,590,568**	348,333	-1,417.86	5

Note 1: The increase of finance cost was mainly due to the fact that the USD credit and debt of overseas subsidiary accounted with AUD as its recording currency generated exchange losses owing to the high fluctuation in exchange rate for the reporting period.

Note 2: The increase of impairment loss of assets was mainly due to the provision for impairment of the mining rights by Yancoal Australia during the reporting period.

Note 3: The decrease of gain on fair value changes was mainly due to the fluctuation of fair value of CVRs that were issued to shareholders when acquired Gloucester. CVRs are traded in public market and measured at fair value.

Note 4: The large decrease of non-operating revenues was mainly due to 1.39102 billion of gains acquiring Gloucester in last period. See Note VI. 48.

Note 5: The decrease of other comprehensive income was mainly due to significant decline in exchange rate of Australian dollars in current reporting period.

Yanzhou Coal Mining Company Limited
21 March 2014

-338

Documents Available for Inspection

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1. Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

2. Original of auditors' report sealed and signed by the Certified Public Accountants

3. All documents and announcements published during the reporting period in newspapers designated by the CSRC; and

4. The full text of the annual report released in other securities markets.

On behalf of the Board

Li Xiyong
Chairman
Yanzhou Coal Mining Company Limited
21 March 2014

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (1)

	Nantun	Xinglong zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background Data:							
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.23	37.0	60.0	87.1	105.1	380.63
Location			Jining City, Shandong Province				N/A
Reserve Data:							
(million tonnes as of 31 December 2013)							
Available reserves[(1)]	233.81	528.57	381.08	636.47	783.56	731.10	3294.59
Total proven and probable reserves[(2)]	104.98	296.33	263.30	429.56	397.29	203.49	1694.95
Mining recovery rate (%)[(3)]	83.44	80.17	78.52	83.68	81.28	80.64	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data (million tonnes)							
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production							
1997-2006	41.8	63.3	55.8	70.5	39.3	44.3	315
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
Cumulative raw coal production by December 31 2013	66.1	110.8	97.8	123.0	65.6	86.2	549.5

Note: (1) Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) ("PRC Standards"), "available reserves" are the sum of basic reserves and resources. "Basic reserves" generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. "Resources" refers to the sum of a part of identified mineral resources and undiscovered resources.

(2) The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

Under Industry Guide 7, "proven reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced very closely and the geologic features have been clearly identified enabling the accurate ascertainment as to the size, shape, depth and mineral deposits of the reserve. "probable reserves" are reserves that are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. Although the degree of certainty of "probable reserves," is lower than that for proven reserves, it is high enough to assume continuity between points of observation.

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year. The difference between proven reserves and/or probable reserves is hard to determine or define.

(3) The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

DATA of coal mines of Yanzhou Coal in the PRC (2)

	Tianchi	Zhaolou	Total
Background Data:			
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.36	162.06
Location	Heshun County, Shanxi Province	Heze City, Shandong Province	N/A
Reserve Data:			
(million tonnes as of 31 December 2013)			
Available reserves(2)	118.17	412.20	530.37
Recoverable reserves(3)	24.68	100.47	125.15
Mining recovery rate (4) (%)	79.0	81.6	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A
Production Data: (million tonnes)			
Designed raw coal production capacity	1.2	3.0	4.2
Designed washing capacity	—	3.0	3.0
Raw coal production			
2006	0.1	—	0.1
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
2013	1.5	2.9	4.4
Cumulative raw coal production as of December 31 2013	9.0	10.2	19.2

Note: (1) With respect to the Tianchi Coal Mine, the "commencement of construction" refers to capacity expansion and technology upgrade undertaken before the Company's 2006 acquisition; the "commencement of commercial production" refers to the resumption of production after completion of the foregoing expansion and upgrade.

(2) Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) ("PRC Standards"), "available reserves" are the sum of basic reserves and resources. "Basic reserves" generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. "Resources" refers to the sum of a part of identified mineral resources and undiscovered resources.

(3) The recoverable reserves of the above coal mines are based on the report prepared by Minarco AsiaPacific Pty Limited in May 2006 in accordance with the standards in the JORC Code as revised in 2004.

"Recoverable reserves" generally refer to proved and probable reserves under the JORC Code as revised in 2004. "Proved reserves" are the economically mineable part of a measured coal resource and "probable reserves" are the economically mineable part of an indicated, and in some circumstances, measured coal resource. Both "proved reserves" and "probable reserves" incorporate mining dilution and allow for mining losses and are based on an appropriate level of mine planning, mine design and scheduling.

(4) The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

DATA of coal mines of Yanzhou Coal in the PRC (3)

	Beisu	Yangcun	Anyuan	Wenyu	Total
Background Data:					
Commencement of construction	1972	1981	—	1996	N/A
Commencement of commercial production	1976	1988	2004	1997	N/A
Coalfield area(square kilometers)	29.3	27.46	9.26	9.36	75.38
Location	Jining City, Shandong Province	Jining City, Shandong Province	Ordos, Inner Mongolia	Ordos, Inner Mongolia	N/A
Reserve Data:					
(million tonnes as of 31 December 2013)					
Available Reserves(1)	75.10	90.15	30.47	47.89	243.61
Mining Recovery Rate(2) (%)	86.0	82.0	86.65	85.44	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data: (million tonnes)					
Designed raw coal production capacity	1.0	1.15	1.2	3.0	6.35
Designed washing capacity	—	—	—	—	—
Raw coal production					
2011	—	—	2.3	2.1	4.4
2012	1.0	1.1	2.3	4.6	9.0
2013	1.0	1.1	2.2	4.1	8.4
Cumulative raw coal production as of December 31 2013	2.0	2.2	6.8	10.8	21.8

Note (1) Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) ("PRC Standards"), "available reserves" are the sum of basic reserves and resources. "Basic reserves" generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. "Resources" refers to the sum of a part of identified mineral resources and undiscovered resources.

(2) The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

DATA of coal mines of Yancoal Australia

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mine	Donaldson Mine	Middle mount[4]	Monash	Total
Background Data:									
Commencement of construction[1]	1998	1981	2003	2009	1998	2001	2009	–	N/A
Commencement of commercial production[1]	2000	1982	2004	2010	1999	2001	2011	–	N/A
Coalfield area (square kilometers)[2]	108	203	17	130	164	166	28	22.2	838.2
Location	New South Wales	Queensland	New South Wales	New South Wales	New South Wales	New South Wales	Queensland	New South Wales	N/A
Reserve Data:									
(million tonnes as of 31 December 2013)									
Recoverable reserves[3]	46.9	56.9	56.1	313.3	65	136.9	89.8	–	764.9
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coal	Coking Coal. PCI coal	Semi-soft coking coal	N/A
Production Data: (million tonnes)									
Designed raw coal production capacity	3.6	3.0	5.2	16.0	3.8	3.0	5.25	–	39.85
Designed washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.25	–	40.25
Raw coal production									
2006	0.4	–	–	–	–	–	–	–	0.4
2007	1.6	–	–	–	–	–	–	–	1.6
2008	1.9	–	–	–	–	–	–	–	1.9
2009	1.9	–	–	–	–	–	–	–	1.9
2010	1.7	2.3	2.7	3.9	–	–	–	–	10.6
2011	1.9	3.1	1.7	5.6	–	–	–	–	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	–	–	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	–	–	21.1
Cumulative raw coal production as of December 31 2013	12.7	12.3	9.1	23.4	5.3	5.2	–	–	68.0

Note: (1) The Austar Coal Mine was closed in 2003 as the result of an underground fire. The Company acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operation in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The "commencement of commercial production" indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.

(2) The coalfield area refers to the area of current leased land for mining, excluding the area on which the Company own prospecting rights.

(3) The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

(4) Middlemount Mine is a joint venture operated by Yancoal Australia and the third party, which is not consolidated in the financial statement of the Group.

DATA of coal mines of Yancoal International

	Cameby Downs	Premier	Harry-brandt	Athena	Wilpeena	Total
Background Data:						
Commencement of construction	2009	1996	N/A	N/A	N/A	N/A
Commencement of commercial production	2010	1996	N/A	N/A	N/A	N/A
Coalfield area (square kilometers)[1]	287	130	33.2	709.6	109.9	1269.7
Location	Queensland	Western Australia	Queensland	Queensland	Queensland	N/A
Reserve Data:						
(million tonnes as of 31 December 2013)						
Recoverable reserve[2]	276.5	152.1	N/A	N/A	N/A	428.6
Type of coal	Thermal coal	Thermal coal	Anthracite coal, PCI coal, Thermal coal	Thermal coal	PCI coal	N/A
Production Data: (million tonnes)						
Designed raw coal production capacity	16.0	5.0	N/A	N/A	N/A	21.0
Designed washing capacity	16.0	N/A	N/A	N/A	N/A	16.0
Raw coal production						
2011	0.8	N/A	N/A	N/A	N/A	0.8
2012	1.9	4.2	N/A	N/A	N/A	6.1
2013	2.0	4.2	N/A	N/A	N/A	6.2
Cumulative raw coal production as of December 31 2013	4.7	8.4	N/A	N/A	N/A	13.1

Note: (1) The coalfield area of operating mine refers to the area of current leased land for mining; the coalfield area of exploring mine refers to the area on which we own prospecting rights.

(2) The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

